Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



07027254

Brambles

28 September 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA



Re: Brambles Limited
Rule 12g3-2(b) Exemption (File No. 82-5205)

SUPPL

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

Craig van der Laan de Vries
Company Secretary

{CW 00029256}

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

28 September 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 26,672 ordinary shares in Brambles Limited have been issued as a
consequence of the exercise of options under the various Brambles Employee Option
Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029264}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	26,672
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00029264}

+ See chapter 19 for defined terms.

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	26,672 @ $0.00 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.

7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	28 September 2007

8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	⁺Class
		1,420,196,669	Ordinary fully paid shares

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,810,078	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or
        commission

22   Names of any brokers to the issue

23   Fee or commission payable to the
        broker to the issue

24   Amount of any handling fee
        payable to brokers who lodge
        acceptances or renunciations on
        behalf of +security holders

25   If the issue is contingent on
        +security holders' approval, the date
        of the meeting

26   Date entitlement and acceptance
        form and prospectus or Product
        Disclosure Statement will be sent to
        persons entitled

27   If the entity has issued options, and
        the terms entitle option holders to
        participate on exercise, the date on
        which notices will be sent to option
        holders

28   Date rights trading will begin (if
        applicable)

29   Date rights trading will end (if
        applicable)

30   How do +security holders sell their
        entitlements *in full* through a
        broker?

31   How do +security holders sell *part*
        of their entitlements through a
        broker and accept for the balance?

32   How do ⁺security holders dispose of their entitlements (except by sale through a broker)?

33   ⁺Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
            1 - 1,000
            1,001 - 5,000
            5,001 - 10,000
            10,001 - 100,000
            100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38	Number of securities for which ⁺quotation is sought	

38   Number of securities for which ⁺quotation is sought

39   Class of ⁺securities for which quotation is sought

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....   Date: 28 September 2007
                 (Company secretary)

Print name: Craig van der Laan de Vries

                          == == == == ==

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

21 September 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles 2007 Annual Report

Attached is the Brambles Limited Annual Report to shareholders for the year ended 30 June 2007.

The attached documents are being treated as having been lodged with the Australian Securities & Investments Commission.

Yours faithfully
Brambles Limited

C A van der Laan de Vries
Company Secretary

(CW 00029178)

Brambles






Brambles has its headquarters in Australia
and operates in over 45 countries around the world.

CHEP issues, collects, repairs and reissues about
285 million pallets and containers to assist manufacturers,
distributors and retailers to transport their products safely
and efficiently.

Recall manages the secure storage, retrieval and
destruction of physical and digital information for nearly
80,000 customers worldwide.

Brambles Limited
ABN 89 118 896 021



THE **CHEP** PALLET POOLING SYSTEM BENEFITS THE FAST
MOVING CONSUMER GOODS INDUSTRY BY REDUCING COSTS,
WASTE AND PRODUCT DAMAGE, INCREASING PRODUCTIVITY
AND EFFICIENCY AND IMPROVING SAFETY.



Fast Moving Consumer Goods (FMCG) A significant proportion of the grocery volume in North
America and Europe, and nearly all the grocery volume in Australia and New Zealand, is shipped
on pooled pallets. CHEP's customers include some of the leading companies in the FMCG sector,
including Heinz, Coca-Cola, Nestlé, Kellogg's, Kraft and Procter & Gamble.





THE **CHEP** PALLET POOLING SYSTEM PROVIDES
AN EFFICIENT AND HASSLE-FREE SOLUTION THAT
ALLOWS BEVERAGE INDUSTRY MANUFACTURERS AND
BOTTLERS TO FOCUS ON THEIR CORE COMPETENCIES.





Beverage Industry Every day, CHEP manages the movement of more than 235 million pallets through its global network of more than 450 service centres in 44 countries. Beverage manufacturers, bottlers, distributors and retailers benefit from reduced product damage, lower transportation costs, improved handling efficiencies and safety and the elimination of pallet purchases and repairs.



CHEP'S REUSABLE PLASTIC CONTAINERS PROVIDE A ONE-TOUCH MERCHANDISING SOLUTION FOR THE FRESH FRUIT AND VEGETABLE INDUSTRY THAT REDUCES PRODUCT DAMAGE AND WASTE, INCREASES THE SHELF LIFE OF FRUIT AND VEGETABLES AND IMPROVES HANDLING EFFICIENCY.



Fresh Fruit and Vegetable Industry Every day, CHEP manages the movement of nearly half a million Reusable Plastic Containers (RPCs) to over 1,600 customers around the world. Fruit and vegetables are loaded from the field or processing facility directly into the RPC – a durable, reusable, high quality container that can be shipped through the supply chain and displayed in a retail environment with minimal handling.





CHEP'S EXPERTISE ENSURES THAT THE RIGHT AUTOMOTIVE CONTAINERS GET TO THE RIGHT SUPPLIERS IN THE AUTOMOTIVE INDUSTRY AT THE RIGHT TIME AND IN THE RIGHT CONDITION.



 Automotive Industry Every year, CHEP issues 49 million automotive containers that are designed specifically to improve ergonomics and manufacturing efficiencies. CHEP automotive containers improve supply chain efficiency and reduce expenditure by integrating container control with ordering systems so that containers are allocated according to demand.



CHEP INTERMEDIATE BULK CONTAINERS ARE USED TO TRANSPORT AND STORE BULK LIQUID ITEMS FOR THE GROCERY INDUSTRY INCLUDING HONEY, WINE, FRUIT JUICE AND DAIRY PRODUCTS.



Bulk Materials Every year, CHEP issues more than 1.1 million Intermediate Bulk Containers to transport hundreds of different types of liquid and dry ingredients to production facilities. The specific benefits vary with each business, but all enjoy improved efficiency through reduced costs, decreased product damage and better handling efficiencies.





THE SECURE AND EFFICIENT MANAGEMENT OF INFORMATION,
PARTICULARLY PAPER DOCUMENTS, REMAINS CRITICAL TO
BUSINESSES AND OTHER ORGANISATIONS AROUND THE WORLD
DUE TO LEGAL AND OTHER REQUIREMENTS.





Information Management Recall operates in 22 countries, managing physical and digital documents through their entire life cycle. Recall is a global leader in its three service lines: Document Management Solutions, Secure Destruction Services and Data Protection Services.



RECALL'S EXCLUSIVE CLOSED-LOOP DESTRUCTION PROCESS
ALLOWS CUSTOMERS TO DISPOSE OF SENSITIVE BUSINESS INFORMATION
IN A SECURE, CONFIDENTIAL ENVIRONMENT.



Document Destruction Recall's Secure Destruction Services ensure the total destruction of sensitive material, including paper documents, disks, tapes, CDs and DVDs.





BRAMBLES' 12,000 EMPLOYEES PROVIDE HIGH QUALITY SERVICES FROM APPROXIMATELY 750 FACILITIES TO CUSTOMERS IN MORE THAN 45 COUNTRIES AROUND THE WORLD.



 Brambles is committed to working safely and applying industry best practice to the health, safety and well-being of employees, contractors, suppliers, customers and communities in which it operates. Brambles' objective is Zero Harm, meaning no injuries and no environmental damage.



SUSTAINABILITY AND PROTECTION OF THE ENVIRONMENT
ARE FUNDAMENTAL TO THE WAY BRAMBLES DOES BUSINESS.
OVERALL, ON A LIFE CYCLE BASIS, BRAMBLES HAS A POSITIVE
NET IMPACT ON THE ENVIRONMENT.



CHEP pallet pooling reduces the use of wood and CHEP also minimises
the impact of its internal waste generation by ensuring that scrap pallets,
containers and crates are recycled for animal bedding, mulch or fuel.

Recall collects, shreds and sends for recycling about 200,000 tonnes
of paper each year – the equivalent of three million trees.



Dow Jones
Sustainability Indexes
Member 2007/08



FTSE4Good

FINANCIAL
PERFORMANCE

Brambles delivered another year of excellent results in 2007

Comparable operating profit for continuing operations increased by 21% (17% higher in constant currency) to US$932.8 million.

Profit after tax before special items for continuing operations grew by 36% (32% in constant currency) to US$585.7 million.

Cash flow from continuing operations increased from US$762.6 million to US$838.3 million.

US$ millions	2007	2006	% change	% change at constant currency
Continuing operations				
Sales	3,868.8	3,522.1	10%	6%
Comparable operating profit[1]	932.8	771.3	21%	17%
Profit before tax and special items[2]	872.9	659.5	32%	28%
Profit after tax before special items	585.7	430.1	36%	32%
Profit after tax and special items	433.7	362.6	20%	
Profit from discontinued operations, before special items	27.7	217.0		
Profit for the year, before special items	613.4	647.1		
Special items after tax	677.9	817.3		
Profit for the year	1,291.3	1,464.4	(12)%	
Earnings per share (continuing operations, before special items) (US cents)	37.8	25.5	48%	
Earnings per share (US cents)	83.4	86.7	(4)%	
Cash flow from operations	875.5	939.6		
Net capital expenditure on property, plant and equipment	539.1	608.3		
Free cash flow[3]	490.2	559.7		
Net debt	1,996.9	1,690.1		
Gearing (net debt/net debt + equity)	58.4%	36.4%		
Interest cover	22.9x	13.9x		

Notes:

[1] Comparable operating profit is profit before special items, finance costs and tax.

[2] Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software).

[3] Free cash flow is cash flow generated after net capital expenditure, finance costs and tax but excluding the net cost of acquisitions and proceeds from business disposals.

To show underlying performance, constant currency comparisons are used throughout this Report. Constant currency relative performance is calculated by translating both current period and comparable period results into US$ at the actual monthly exchange rates applicable for the comparable period. Its purpose is to show relative performance between periods before the translation impact of currency fluctuations.

Sales (continuing operations)



Sales by region (continuing operations)



Sales UP 10%

Comparable operating profit[1,2] (continuing operations)



Comparable operating profit by region[1,2] (continuing operations)



Comparable operating profit UP 20%

Cash flow from operations[1-3] (continuing operations)



Earnings per share[1] (continuing operations, before special items)



Cash flow from operations UP 15%

Earnings per share UP 48%

Notes:

[1] Years 2003-2004 are under UK GAAP and exclude goodwill amortisation. 2005-2007 are under AIFRS.

[2] Excludes unallocated Brambles Headquarters costs.

[3] Years 2003-2004 include the cash flow effect of exceptional items.



Brambles again delivered strong financial results in the 2007
financial year, while also successfully completing its divestment
program and Unification. David Turner has retired after four
extremely successful years as Chief Executive Officer and the company
has a bright future under the new Chief Executive Officer, Mike Ihlein.

Don Argus AO
Chairman

CHAIRMAN'S
REVIEW

The Board is very pleased that the strategy announced in late 2005 has been implemented successfully and believes Brambles' future continues to look positive.

Brambles again generated strong cash flow during the 2007 financial year and capital management was a major focus. Since March 2006, Brambles has utilised US$3.4 billion in various capital initiatives:

Pre-Unification buy-backs	US$0.6 billion
Special dividend[1]	US$0.3 billion
Cash alternative[2]	US$1.0 billion
Post-Unification buy-backs	US$1.5 billion
Total	**US$3.4 billion**

[1] excludes 13.5 Australian cents paid in lieu of 2007 interim dividend

[2] undertaken as part of Unification

The on-market share buy-back program that began on 4 December 2006 resulted in the maximum number of shares (142 million) being bought back at an average price of A$13.32 and a total cost of US$1.5 billion. As a consequence of the various capital initiatives listed above, Brambles has a more appropriately structured balance sheet. Net debt at 30 June 2007 was US$2 billion, up from US$0.9 billion at 31 December 2006 and consistent with a solid investment grade credit.

We expect our strong cash generation to continue in 2008 and the Board will seek shareholder approval at the Annual General Meeting in Brisbane on 16 November 2007 to refresh its on-market share buy-back authorisation. This will allow up to a further 10% of issued capital to be bought back in the ensuing 12 month period, should appropriate opportunities arise.

The Board will also maintain its progressive dividend policy – that is, to maintain or grow dividends per share, subject to the financial performance of Brambles and the cash requirements of delivering future growth.

The Board was pleased to declare a final dividend for the 2007 financial year of 17.0 Australian cents, a 26% increase over last year's final dividend of 13.5 Australian cents.

The 2007 final dividend will be franked to 20%. As advised previously, the franking capacity for dividends to Australian shareholders has reduced following Unification and the divestment program.

Last year, a special dividend of 34.5 Australian cents was paid, which included 13.5 Australian cents in lieu of the 2007 interim dividend. The 2007 interim dividend, which would normally be paid in April 2007, was brought forward because Brambles Limited (the new holding company after the completion of Unification) is only permitted to declare dividends out of profits generated by it subsequent to Unification.

If the 13.5 Australian cents dividend paid in lieu of the 2007 interim dividend is taken into account, the effective dividend payments of 30.5 Australian cents per share represent an increase of 22% over 2006. The strong lift in the dividend is a reflection of the Board's continued confidence in the quality and profitable growth prospects of CHEP and Recall.

After payment of the increased dividend, Brambles is again expected to generate solid free cash flow in 2008. Generating free cash flow while growing our business and paying higher dividends is a great outcome for shareholders and Brambles is committed to delivering the appropriate balance of investment for growth and capital management initiatives.

Completion of Divestment Program and Unification

As most shareholders will know, the Board decided in late 2005 that Brambles should focus on CHEP and Recall and divest its other businesses: Cleanaway, Brambles Industrial Services and the Regional Businesses.

These businesses were subsequently sold for US$3.6 billion, significantly more than initial estimates. While the program was largely completed before the publication of last year's Annual Report, two transactions were completed in the year covered by this Annual Report:

• the sale of Cleanaway UK to a subsidiary of Veolia Environment S.A. was completed on 27 September 2006; and

• the sale of Cleanaway Asia's recovered paper business and landfill gas-to-energy business in China and Taiwan to Veolia Environmental Service China was completed on 16 February 2007.

The strategic reorganisation also involved the Unification of Brambles' dual-listed companies structure. Unification was completed successfully on 4 December 2006 after:

- shareholders of Brambles Industries plc (BIP) approved the relevant resolutions at a meeting in London on 1 November 2006;

- shareholders of Brambles Industries Limited (BIL) approved the relevant resolutions at a meeting in Melbourne on 9 November 2006;

- the Foreign Investment Review Board approved Unification on 9 November 2006; and

- the Federal Court of Australia approved a scheme of arrangement between BIL and its shareholders and the High Court of Justice of England and Wales approved a scheme of arrangement between BIP and its shareholders on 24 November 2006.

I would again like to congratulate David Turner, Mike Ihlein, the management team and employees across Brambles for their contribution to the successful completion of the divestment program and Unification.

Retirement of David Turner

In February 2007, Brambles announced that David Turner would retire as Chief Executive Officer on 30 June 2007. David joined Brambles as Chief Financial Officer in August 2001 and was appointed Chief Executive Officer in October 2003.

I believe all shareholders will agree that David made an outstanding contribution to Brambles during a period of substantial change. His leadership was crucial to the success of the restructuring of Brambles and he has therefore played a key role in laying firm foundations for Brambles' future success.

David will remain on the Brambles Board as a Non-executive Director until the end of this year's Annual General Meeting to facilitate an orderly handover to Mike Ihlein.

On behalf of all shareholders, I would like to thank David for his excellent performance as Chief Executive Officer and wish him all the best for the future.

Following a global search, which included the review of internal and external candidates, Mike Ihlein was appointed Chief Executive Officer of Brambles with effect from 1 July 2007.

Mike joined Brambles as Chief Financial Officer in March 2004 and his drive and determination were key factors in the successful restructuring of Brambles. His strong commercial and financial acumen and his solid understanding of Brambles' operations mean he is uniquely positioned to lead Brambles in the years ahead.

Board Renewal and Corporate Governance

As foreshadowed in last year's Annual Report, three Non-executive Directors retired with effect from 31 December 2006 – Roy Brown, Mark Burrows and Sir David Lees. On 1 January 2007, Dave Mezzanotte – Chief Operating Officer of CHEP – was appointed an Executive Director of Brambles. Brambles has announced that Dave will leave Brambles by June 2008 but will continue to work closely with Mike Ihlein and contribute to the Board in the meantime.

As a result of these retirements, there were various changes to the three standing committees of Brambles' Board of Directors. The membership of these committees is now as follows:

- **Audit Committee:** Stephen Johns (Chairman), David Gosnell, Carolyn Kay and Graham Kraehe AO.

- **Remuneration Committee:** Luke Mayhew (Chairman), Don Argus AO, Tony Froggatt, Hans-Olaf Henkel and Jac Nasser AO.

- **Nominations Committee:** Don Argus AO (Chairman), Jac Nasser AO, Stephen Johns and Graham Kraehe AO.

As mentioned above, David Turner will remain on the Board until the end of the Annual General Meeting in Brisbane on 16 November 2007. Hans-Olaf Henkel will also retire as a Director at that Annual General Meeting.

The process of Board renewal at Brambles, which is an important part of the corporate governance process, is therefore continuing. A collective review of the Board as a whole, and of its various committees, is undertaken annually and individual Non-executive Director reviews are undertaken every two years or when Directors offer themselves for re-election. Newly appointed Directors receive appropriate induction and training, specifically tailored to their needs. This includes, as appropriate, visits to operating sites, meetings with major shareholders and presentations on Brambles' businesses and functions by its business unit leaders and functional heads.

The Corporate Governance Report on page 48 of this Annual Report outlines the key components of Brambles' governance framework. The Board believes that, during the 2007 financial year, Brambles has met or exceeded in all material respects the requirements under the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations. The Board is, however, conscious that best practice in the area of corporate governance is continuously evolving, and will therefore continue to anticipate and respond to further corporate governance developments on an ongoing basis.

Corporate Social Responsibility

Corporate Social Responsibility (CSR) remains a critical element in the concept of corporate governance and it is fundamental to the way Brambles does business around the world. We are proud that Brambles is recognised for its current CSR performance – for example our inclusion in the Dow Jones Sustainability Index and the FTSE4Good Index – but we also know that this area is evolving continuously and we are committed to improving our performance.

Brambles' CSR policies are integrated into the organisation's culture, communicated to all employees and available on the Brambles website for all stakeholders. The Corporate Social Responsibility Report on pages 32 to 43 of this Annual Report provides more details of our performance in this area.

Brambles is committed to working safely and applying industry best practice to the health, safety and wellbeing of employees, customers, contractors, suppliers and the communities in which we operate. Our aim is to achieve Zero Harm, which means zero injuries and zero environmental damage.

I am pleased to say that Brambles continued to improve its safety performance during the year. Detailed information is provided on page 40 of the Corporate Social Responsibility Report.

It is with profound regret, however, that I report that in July 2006 a Recall North America van was involved in an accident with another vehicle in which the driver of the other vehicle later died in hospital. On behalf of Brambles, I extend my sincere condolences to the family and friends of the deceased. As part of our ongoing review of vehicle usage at Brambles, both CHEP and Recall have enhanced their safe driving initiatives to improve safe driving and reduce accidents.

Brambles provides financial and other forms of support to a broad range of charitable and community organisations around the world. The Brambles Community Reach program provided US$500,000 in grants during the year to help our people to support causes that benefit health, the environment or safety. The grants included a donation to the chemotherapy unit of a hospital in the United Kingdom, the installation of a hydro bath for a former CHEP employee who is now a quadriplegic (following an accident in a social soccer game) and the purchase of equipment for emergency services organisations in Australia. Community Reach also continued to support the Prostate Cancer Foundation of Australia, the Sydney Breast Cancer Foundation and Clean Up The World, an organisation that mobilises 35 million people in over 100 countries each year "to clean up, fix up and conserve the environment".

Outlook

Brambles is again expected to show strong profit growth in 2008. All regions in CHEP and Recall are expected to deliver another year of higher sales and strong profit growth. We are in an excellent position to accelerate profitable growth in the medium to long term.

CHEP Americas is expected to continue the trend in recent years of strong profit growth and solid improvement in sales. Winning new customers in the Fast Moving Consumer Goods segment, as well as growth with existing customers, will drive sales growth in 2008. There will be a focus on ongoing operational efficiencies in transportation and plant costs coupled with increased capital efficiency.

CHEP Europe is expected to finish 2008 with stronger sales and to deliver profitability improvements as further transportation and plant cost savings are realised. Additional resources will be put in place to enhance our asset control and further improve capital efficiency.

CHEP Rest of World is expected to achieve another year of good sales and profit growth, after excluding the start-up costs in China. Capital expenditure in China is expected to remain modest in 2008 and will be closely linked to new business.

Recent customer wins are expected to underpin a strong performance in 2008 by Recall in both sales and profit growth. The momentum in customer acquisitions is expected to continue and the application of a strong metric driven culture within Recall will deliver operational efficiencies.

The outlook for Brambles is very positive and 2008 should be another year of strong cash generation and profit performance.

The Board is confident of the positive outlook for our business notwithstanding recent events in global capital markets, particularly given the strength of CHEP's business model and the breadth and quality of our customer base.

Looking further ahead, our balance sheet, the talent in our organisation and our global footprint provide excellent foundations for Brambles to maximise the opportunities we have identified to accelerate growth in CHEP and Recall.

The sharing of best practice across CHEP and Recall, together with the new organisational structure announced on 2 August 2007, will deliver synergies, further operational efficiencies and provide a springboard for future growth.

We recognise the importance of delivering sustainable, double digit revenue growth over the medium to long term. This will ensure we deliver excellent returns for our shareholders.

Don Argus AO
Chairman



Brambles reported excellent results for the 2007 financial year,
including increased profitability and strong cash generation.
This performance has further strengthened Brambles' foundations and
the company is now well positioned to accelerate profitable growth.

David Turner
Chief Executive Officer
(until 30 June 2007)

Mike Ihlein
Chief Executive Officer
(from 1 July 2007)

CHIEF EXECUTIVE
OFFICER'S REPORT

Strong Foundations

I am delighted that Brambles performed so strongly in the year ending 30 June 2007, my final year as Chief Executive Officer. The highlights of the financial performance of our continuing operations, CHEP and Recall, were:

- Sales increasing by 6% to US$3.9 billion;
- Comparable operating profit increasing by 17% to US$932.8 million; and
- Brambles Value Added (BVA) increasing by US$121 million to US$471 million.

Overall, CHEP performed strongly with sales and profit growth in all regions. Comparable operating profit increased by 17% to US$845.2 million.

CHEP Americas had an excellent year with very strong profit growth of 28%, driven by sales growth and further operational efficiencies. CHEP Europe's operating profit grew by 6% and CHEP Rest of World delivered another good result with an underlying profit improvement of 11%, 16% excluding the impact of start-up costs in China.

Recall's sales growth was 11%. Comparable operating profit, including the contribution from AUSDOC, was US$118.5 million, an increase of 16%. Recent customer wins in North America will lead to improved revenue and profitability over the next few years.

Further details are provided in the CHEP section of this Annual Report on pages 20 to 23 and the Recall section on pages 24 to 27.

Strong cash flow generation continued to be a feature of Brambles' financial performance. Cash flow from continuing operations was strong at US$838.3 million, up from US$762.6 million last year, with higher profits exceeding the increase in capital expenditure to support growth. The increase of US$75.7 million builds on several years of continuous improvement.

Across Brambles, the commitment to BVA – a performance metric that ensures each business incorporates the true cost of capital in decision-making – was again a significant and positive factor. Brambles remains committed to driving continuous improvement and lifting customer service and satisfaction through BVA and our other business improvement programs, including Six Sigma and Lean Manufacturing.

When I was appointed Chief Executive Officer of Brambles in October 2003, I said that my new role was a great privilege and that I was committed to restoring our credibility and growth for the benefit of our customers, our shareholders and our people.

Four years later, I believe we have achieved those goals through countless hours of hard work – and some undeniably hard decisions. I am proud to have seen the Brambles team deliver excellence in so many areas – not just our financial performance, but also a substantial improvement in our safety performance and our continued contribution to the communities in which we operate.

I say "we" very deliberately. I would like to thank all of the people who have contributed to Brambles' significant recovery over the past four years – including many who have left the group. As I have said before, it is the excellence of our people that is the key to driving our performance.

Two members of the Brambles Executive Committee, Tom Brown (Senior Vice President – Human Resources) and Paul Martinez (Senior Vice President – Information Technology and Strategy) left Brambles in May 2007 as a result of the restructuring of Brambles. Al Trujillo decided to leave Brambles in April 2007 after 11 years with the group, including the past five years as President and Chief Operating Officer of Recall. Al worked with great energy and enthusiasm to grow Recall and position it for further profitable growth. I would like to thank Al, Tom and Paul for their significant contributions to Brambles and wish them well for the future.

I feel fortunate and proud to have been Chief Executive Officer of Brambles during a significant period in our history. The turnaround and reorganisation of the company has been a complex and fascinating journey that has, importantly, created value for shareholders. With Mike Ihlein as Chief Executive Officer, Brambles is certainly in excellent hands and I believe its customers, shareholders and people can look forward to an exciting future.

David J Turner

Notes:
All comparative trading measures referred to are in constant currency. The Directors believe constant currency comparisons to be relevant measures of business performance. Constant currency and comparable operating profit are defined on in the Glossary on page 165.

Accelerating Growth

It is a great honour to have been appointed Chief Executive Officer of Brambles and I am very optimistic about our future.

Over the past five years, Brambles has undergone a massive transformation and we have made substantial improvements to our businesses. We have established strong foundations on which to build our future – highly valuable service offerings for our customers, a substantial and expanding customer base in existing and new markets, people with proven expertise and a strong balance sheet.

We are in an excellent position to accelerate profitable growth and we recognise the importance of delivering sustainable, double digit revenue growth over the medium to long term. This will ensure we deliver excellent returns for our shareholders.

I see our growth opportunities in four categories:

- **Organic:** existing segments or customers in existing geographies;
- **Organic "Plus":** new segments in existing geographies;
- **Core Expansion:** existing or new segments in new geographies; and
- **New Business Expansion:** acquisition of related superior supply chain solutions businesses.

CHEP is the global leader in pallet and container pooling, yet there are still huge opportunities to accelerate growth in this business.

There are Organic and Organic "Plus" opportunities in market segments where we currently have a very small presence. In the USA, for example, these include beverages, home improvement, food service and office supplies.

CHEP Europe will continue to pursue Organic growth but there are also substantial expansion opportunities. We will increase the size of our team in Germany, where we currently have a very small percentage penetration, and also the resources available to this team. We will also increase our focus on the growing economies of Central and Eastern Europe, particularly Poland, Hungary, Czech Republic and Slovakia.

There are also Organic growth opportunities for CHEP in Latin America, South Africa and the Asia-Pacific region while we will continue to expand our business in other geographies such as China.

While our primary focus is on Organic growth, we also stand ready to capitalise on appropriate – and compelling – acquisition opportunities for CHEP. We will devote resources to identify and evaluate such opportunities.

For Recall, there are significant opportunities both to grow revenues at a faster rate and to improve overall financial performance. The unvended market opportunities are extensive and I am confident that the investment in systems, processes and people will deliver improved performance.

The substantial changes to Brambles' composition over the past two years mean that a number of organisational changes are being implemented. CHEP's operations, for example, will be managed as three groups:

- **CHEP Americas,** covering USA, Canada and Latin America;
- **CHEP EMEA,** covering Europe, Middle East and Africa; and
- **CHEP Asia-Pacific,** covering Australia, New Zealand, South East Asia and China.

Each group will be led by a Group President who will report to me and be a member of the new Brambles Executive Leadership Team. Each Group President will have full operational responsibility for his or her countries, supported by appropriate functional resources.

Dave Mezzanotte, Chief Operating Officer of CHEP, will work closely with me to implement a smooth and effective transition to the new CHEP management structure. Dave will leave Brambles by 30 June 2008 and I would like to thank him for providing outstanding leadership at CHEP over the past few years. He has led a step change improvement in the CHEP business and laid strong foundations upon which Brambles can build its future.

In addition to the changes to the CHEP management structure, Brambles Global Headquarters will take an active leadership role in key areas including strategy and analysis, deployment of resources, customer interaction, information systems, talent management and development, succession planning and sustainability (including Zero Harm).

These changes will ensure that Brambles operates as a truly integrated global company. There will be greater collaboration and better communication, resulting in faster and more focused strategic decision-making and more co-ordinated and consistent allocation of resources. At the same time, we will maintain our culture of continuous improvement and our passion for success.

As a result, we will be able to accelerate sustainable, profitable growth in revenue and earnings per share while generating excellent returns on capital.

Mike Ihlein

EXECUTIVE
LEADERSHIP TEAM



Dave Mezzanotte
Chief Operating Officer, CHEP

Joined Brambles in 2001 as Senior Vice President, Sales with CHEP USA, and was appointed to his current role in September 2005. Prior to this, he was President, CHEP Americas; President, CHEP USA; and President of CHEP's Container Business. Before joining CHEP, Mr Mezzanotte held senior positions with Honeywell, Allied Signal and DuPont. He holds a Bachelor, Masters and PhD in Metallurgical Engineering and Material Science from the University of Notre Dame. Appointed an Executive Director of Brambles Limited in January 2007. Age 52.

Elton Potts
President and Chief Operating Officer, Recall

Joined Brambles in 2002 as Vice President, Controller for CHEP USA. That same year he was appointed Vice President, Asset Management for CHEP USA, and later became Senior Vice President, Asset Management for CHEP USA in 2003. In December 2006 he was appointed Chief Operating Officer of Recall and then appointed President and Chief Operating Officer of Recall in April 2007. Before joining Brambles, Mr Potts held various operations and finance roles with Owens-Corning and Newell Rubbermaid. He holds a degree in Financial Management from Clemson University and an MBA from Capital University. Age 43.

Craig van der Laan
Senior Vice President - Legal and Mergers & Acquisitions

Joined Brambles in 2001. Prior to joining Brambles, was a General Counsel to, and Company Secretary of, the Westfield Group. Previously Corporate Solicitor for Australian National Industries and a solicitor with Mallesons Stephen Jaques. He holds degrees in Law (LLB (Hons)) and Arts (BA) from the University of Sydney and is a Solicitor of the Supreme Court of New South Wales. Age 42.

Mike Ihlein
Chief Executive Officer

Joined Brambles as Chief Financial Officer in March 2004 and became Chief Executive Officer in July 2007. Previously, he had a long career with Coca-Cola Amatil Limited (and related companies), where he was Chief Financial Officer (1997–2004), Managing Director of Coca-Cola Amatil, Poland (1995–97) and had previously held a number of senior business development and treasury roles within that company. He has been a Director of Brambles since March 2004 and he is also a director of Financial Executives International of Australia, an Associate Member of the Australian Institute of Company Directors, a CPA Australia and a member of Financial Services Institute of Australasia (Finsia). He holds a Bachelor of Business Studies (Accounting) from the University of Technology, Sydney. Age 52.

The reliability of the CHEP pooled pallet offering is crucial for customers like Coca-Cola Amatil. At this world class automated facility in Victoria, Australia over 36,000 pallets can be stored and over 5,000 pallets can be processed every day.

 CHEP is the global leader in pallet and container pooling services, its 7,700 people supporting more than 300,000 customer locations in 44 countries. CHEP issues, collects, repairs and re-issues about 285 million pallets and containers from its global network of over 450 service centres to assist manufacturers, distributors and retailers to transport their products safely and efficiently.

Sales by service



Sales by service chart (US$ millions):
- 2003: 2,048 — Pallets 86%, RPC 6%, Automotive 4%, Other 4%
- 2004: 2,440 — Pallets 87%, RPC 6%, Automotive 4%, Other 3%
- 2005: 2,763 — Pallets 86%, RPC 6%, Automotive 5%, Other 3%
- 2006: 2,956 — Pallets 87%, RPC 6%, Automotive 5%, Other 2%
- 2007: 3,218 — Pallets 88%, RPC 5%, Automotive 5%, Other 2%

Legend: Other, Automotive, RPC, Pallets

Sales by region

Sales by region chart (US$ millions):
- 2003: 2,048 — Americas 47%, Europe 43%, Rest of World 10%
- 2004: 2,440 — Americas 44%, Europe 44%, Rest of World 12%
- 2005: 2,763 — Americas 43%, Europe 44%, Rest of World 13%
- 2006: 2,956 — Americas 45%, Europe 42%, Rest of World 13%
- 2007: 3,218 — Americas 44%, Europe 43%, Rest of World 13%

Legend: Rest of World, Europe, Americas

Sales UP 9%

Strong Foundations

CHEP delivered its fourth consecutive year of solid profit growth and the highlights of this year's financial performance were:

- Sales increasing by 5% to US$3.2 billion (9% at actual exchange rates);
- Comparable operating profit[1] increasing by 17% to US$845.2 million (20% at actual exchange rates); and
- Cash flow from operations increasing by US$108.2 million to US$780.4 million.

CHEP Americas delivered another excellent result, reflecting higher volumes and lower plant costs. Sales rose 7% to US$1,429.7 million despite a subdued retailing environment in the grocery sector in the USA for most of the 2007 financial year. A significant driver of growth in the USA was the continued success in winning new contracts. Both Canada and Latin America also performed well with comparable operating profit growing strongly, driven by solid volume gains.

CHEP Americas' comparable operating profit increased by 28% to US$416.9 million and has grown at a compound annual growth rate of 48% in the three years since 2004. Over the same period, profit margin has more than doubled, rising from 12% to 29%. A significant proportion of this improvement has been derived from lower transport and service centre costs.

In CHEP Europe, sales rose 2% to US$1,372.8 million. The implementation of activity-based pricing, which aligns pricing more appropriately with the way customers use CHEP pallets,

has been completed and the emphasis is now on delivering profitable growth. Comparable operating profit increased by 6% to US$300.6 million.

High lumber prices across Europe remained a feature of the competitive landscape. While adding US$5 million to repair costs, the increased lumber costs are highlighting for our customers the advantages of CHEP's pallet pooling model compared to the "white wood" alternative. CHEP won new business in all major European markets during the year.

CHEP Rest of World continued to deliver solid sales and profit growth and generate excellent returns on capital invested. Sales increased by 9% to US$415.9 million and comparable operating profit rose by 11% to US$127.7 million. The improvement in comparable operating profit was 16% if US$7.0 million of start-up costs in China are excluded. The expansion into China is progressing well with CHEP China signing contracts with five customers as at the end of June 2007, including certain bottlers of Coca-Cola and Pepsi.

CHEP is exploring many other opportunities in China, including for its automotive crate business. This is a potentially attractive market, given the significant number of new production facilities which will open in China over the next few years.

CHEP continues to benefit from sharing knowledge and expertise across the business. This includes its nine global councils that bring together CHEP leaders from around the world to identify and leverage best practices, align policies and procedures and share resources for the maximum benefit of CHEP and its customers.

Notes:
All comparative trading measures referred to are in constant currency. The Directors believe constant currency comparisons to be relevant measures of business performance. Constant currency and comparable operating profit are defined in the Glossary on page 165.

[1] A reconciliation to statutory operating profit of US$845.2 million (2006: US$703.8 million) is shown on page 106.

The Perfect Plant program also draws upon operational expertise across CHEP, as well as Six Sigma and Lean Manufacturing methodologies, to develop world-class service centres that achieve operational excellence in cost, pallet quality, on-time delivery, plant stock and Zero Harm (safety and the environment).

The Perfect Plant program is projected to deliver productivity savings of US$100 million per annum over five years, having commenced in 2006.

A total of 16 new Perfect Plants opened in the 12 months to 30 June 2007 and new equipment has been installed at nine customer sites. A total of 27 Perfect Plants have been commissioned over the past two years.

The most advanced Perfect Plant, in Erskine Park in western Sydney, uses robotics technology for pallet repair. Erskine Park is now the benchmark for the next generation of Perfect Plants.

CHEP is also expanding its implementation of Total Pallet Management (TPM) which involves CHEP managing pallet flows at customer sites. TPM benefits both the customer and CHEP, increasing the efficiency of pallet usage and reducing transportation costs. It therefore drives both cost savings and customer satisfaction. TPM was initially piloted in the USA and has been adapted to suit the business conditions in Canada, Mexico, South Africa and Europe. In the USA, the number of TPM arrangements at distributor locations increased by 12 to a total of 125 sites during 2007. Forty per cent of all pallet issues in the USA are now processed at TPM sites. CHEP USA is now extending TPM arrangements to manufacturer customers and equipment has been installed at seven sites. Additional TPM sites will be established in 2008 and these are expected to result in additional cost savings for CHEP and its customers.

Accelerating Growth

CHEP is the global leader in pallet and container pooling, and the business has performed extremely well in recent years, however there are still huge opportunities to accelerate growth across the business.

To achieve accelerated growth, CHEP will:

- continuously improve customer satisfaction, because "all things begin with the customer";
- maximise new volume opportunities;
- continue to review and optimise its "cost-to-serve" model;
- use business improvement tools such as Six Sigma and Lean Manufacturing to drive productivity improvements and cost reductions;
- be willing to take appropriate risks in new and emerging markets; and
- where appropriate, pursue acquisition opportunities in related businesses.

The Erskine Park Perfect Plant, located in western Sydney, is the new benchmark for CHEP technology globally. It is the first CHEP service centre to use robotics to repair pallets automatically.



A major factor in achieving accelerated growth is the strength of the CHEP business model. It delivers substantial benefits to customers and others in the supply chain, including:

- consistent, high quality pallets;
- lower supply chain costs;
- reduced product damage;
- faster loading and unloading;
- lower transport costs;
- lower disposal costs;
- total pallet management; and
- environmental sustainability.

Furthermore, CHEP's pallet pooling solution costs US$1.50 to US$2 less on average per pallet movement through the fast moving consumer goods (FMCG) supply chain when compared with the "white wood" alternative.

There are growth opportunities for CHEP in all regions – Americas; Europe, Middle-East and Africa; and Asia-Pacific.

In the USA, the total pallet market is estimated to be worth about US$10 billion in annual revenue terms. CHEP USA's revenue today is over US$1 billion. While a sizeable portion of this opportunity is not addressable for CHEP – because it is not suitable for pallet pooling or because it consists of odd-size pallets – there is still substantial room for CHEP USA to grow.

In the core FMCG segment, CHEP USA is estimated to support only around 40% of pallet movements. There are also significant opportunities in other segments, such as beverages, home improvement and food service, in which CHEP USA only has a penetration of about 20%.

In Europe, CHEP's penetration in the grocery segment for 1208 and 1210 pallets (the relevant pallet sizes in Continental Europe and the UK) is estimated at around 30%. The total opportunity, including CHEP's current volume, is about 700 million annual pallet movements or the equivalent of US$3 billion.

A major opportunity is Germany, where there are estimated to be 130 million annual pallet movements in the "white wood" exchange pool that uses the 1208 pallet. CHEP has only a very small share of this segment and so the size of the Germany team, and the resources available to it, will be increased to capitalise on this opportunity.

There will also be a greater focus on the growing economies of Central and Eastern Europe, particularly Poland, Hungary, Czech Republic and Slovakia. These countries now support roughly 130 million pallet movements annually, a similar size opportunity for CHEP as that in Germany.

CHEP will continue to seek core expansion opportunities in new geographies, as it has in China, and stands ready to seize appropriate acquisition opportunities. CHEP's primary focus will continue to be on organic growth, but compelling acquisition opportunities will be examined thoroughly.

Reusable Plastic Containers provide safe and efficient transport of fruit and vegetables from the farm to the store.
They are durable, display-ready, ventilated and involve minimal handling of the produce as it is shipped through the supply chain.



Recall's largest service line is Document Management Solutions which provides secure indexing, storage, image capture and retrieval of information belonging to small and large companies, around the world.



Your Information. Securely Managed.

Recall is a global leader in the management of information throughout its life cycle. Recall operates nearly 300 facilities in 22 countries, providing secure storage, retrieval and destruction of digital and physical documents. Over 4,500 Recall team members service almost 80,000 customers worldwide.

Sales by service



Sales by region

Sales .... UP 15%

Strong Foundations

Recall is now delivering much improved growth rates and the highlights of this year's financial performance were:

- Sales increasing by 11% to US$650.4 million (15% at actual exchange rates) including organic sales growth of 8%;
- Comparable operating profit[1] increasing by 16% to US$118.5 million (22% at actual exchange rates); and
- Cash flow from operations increasing by US$6.5 million to US$86.4 million.

A feature of this year's improved result was the first full year contribution from AUSDOC, an Australia-based information business, acquired in December 2005.

Recall offers businesses worldwide three lines of service:

- Document Management Solutions (DMS) – secure indexing, storage, image capture and retrieval of physical and digital documents;
- Secure Destruction Services (SDS) – confidential destruction of sensitive documents, other media and items of high intrinsic value; and
- Data Protection Services (DPS) – secure off-site storage, rotation, protection and recovery of computer back-up data.

These multiple service lines offer customers one-stop, end-to-end, information management solutions. Recall's market size and financial strength give customers security and reliability on a local, regional, national and global level.

Recall North America invested in sales resources and as a result has started to see a significant increase in new business wins. 2007 was a record year for new business as Recall leveraged its operational infrastructure and further penetrated the small to medium enterprise markets. Two significant contracts, with Chevron and Bank of America, were also signed during the year. Chevron outsourced its US document management inventory to Recall and this was implemented fully in the final stages of the year. Bank of America has engaged Recall for both document management and secure destruction.

A key to Recall North America's success in winning customers has been the application of innovative radio-frequency identification (RFID) technology to its carton tracking system. This new service feature marks a step change in security and efficiency of document management.

Recall's use of RFID increases the accuracy, efficiency and speed of inventory audits as it allows for detection of individual cartons located up to three rows deep. Standard barcoding, in comparison, requires manual search and identification.

RFID has been very well received in North America and Recall is in the early stages of testing the technology in other regions where it is expected to be equally successful.

Recall is the industry leader in employing RFID technology for the management of customer documents and is leveraging the application to achieve its commitment to Perfect Order – that is, delivering a customer's order on time, completely and in accordance with Recall's global Standard Operating Procedures.

Notes:
All comparative trading measures referred to are in constant currency. The Directors believe constant currency comparisons to be relevant measures of business performance. Constant currency and comparable operating profit are defined in the Glossary on page 165.

[1] A reconciliation to statutory operating profit of US$86.5 million (2006: US$72.8 million) is shown on page 106.

Recall North America also had a strong SDS result achieved in a favourable paper price environment in which US$6 million was generated from higher paper prices in the USA.

Recall Europe delivered a modest improvement in profitability in a competitive UK environment and substantially enhanced its French business over the past year. It is well positioned to leverage Recall's proprietary RFID technology and has recently won several new contracts as this service offering is rolled out to customers starting in the UK.

In December 2006, Recall divided its Australasian operations into two regions. The first region is Australia and New Zealand and the second region covers the other seven countries in which Recall has Asian operations – Singapore, India, Malaysia, Indonesia, Hong Kong, Thailand and Taiwan.

The new 24-metre high mega-centre at Greystanes in Sydney is now fully operational and held 2.9 million cartons at 30 June 2007. It is the largest single investment in an information centre made by Recall anywhere in the world. After development of a third stage, this information centre will have a capacity of 6.5 million cartons. The construction of the Greystanes facility is resulting in the rationalisation of seven existing information centres and this increased efficiency will ensure Recall remains competitive in the Australian market. Following industry consolidation within the Australian document management market, Recall is well placed – in terms of cost structure and the security of customer information – to continue to deliver strong levels of profitability.

Accelerating Growth

Elton Potts became President and Chief Operating Officer of Recall in April 2007. He was formerly Chief Operating Officer of Recall and, before that, Senior Vice President, Asset Management for CHEP USA. In addition, Recall appointed a new Chief Information Officer and a new Chief Financial Officer during the year and also created two new senior management roles – Global Vice President, Sales and Marketing and Vice President, Business Improvement.

The entire senior management team, including new and existing members, has moved quickly to implement a number of global initiatives focused on consistency and efficiency of operational processes. This includes a CARTONS model that is based on the ABC metrics used by CHEP. It will ensure that Recall applies a consistent set of metrics across the business to drive improved performance. The new CARTONS model has been developed and is in the process of being implemented around the world.

Recall offers customers a mobile, on-site shredding service that is fast, convenient and secure.



There are significant growth opportunities for Recall as an estimated two thirds of document management is not currently outsourced to providers like Recall. Many small to medium sized companies in most of the countries in which Recall operates could benefit from outsourcing their document management requirements.

Recall's strategy is to leverage off its existing geographic footprint, increase customer density and deliver operational efficiencies.

This will allow Recall both to grow revenues at a faster rate and to improve its overall financial performance.

There are Organic growth opportunities for Recall in all its major geographies – North America, Europe and Rest of World.

In many countries around the world, identity and intellectual property theft are increasing the requirement for sound information management procedures and controls. In addition, far from leading to the "paperless office", digital technology is creating more information for storage and management – both physical and digital.

In the USA, onerous regulation such as "Sarbanes-Oxley" is underpinning future growth because it increases the need for secure information management solutions.

More broadly, the unvended market opportunities for Recall are extensive. "Unvended" is the industry term for information management processes that are not currently outsourced to companies like Recall. It is estimated that Recall currently has only 5% of a global opportunity valued at US$12 billion.

As for expansion into new geographies, any new investment will be in lower risk countries where the growth opportunity – from the perspective of both size and pace – is greatest.

Recall supports customers' disaster recovery efforts by securely storing, protecting and recovering critical information in a variety of formats.



BOARD OF DIRECTORS

"The outlook for Brambles is very positive and 2008 should be another year of strong cash generation and profit performance."

— Don Argus AO



Don Argus AO
Non-executive Chairman



David Turner
Non-executive Director

Dave Mezzanotte
Executive Director and
Chief Operating Officer CHEP



Stephen Johns
Non-executive Director



Luke Mayhew
Non-executive Director

Hans-Olaf Henkel
Non-executive Director



David Gosnell
Non-executive Director

Jacques (Jac) Nasser AO
Non-executive Director



Carolyn Kay
Non-executive Director

Graham Kraehe AO
Non-executive Director



Tony Froggatt
Non-executive Director

"I am very optimistic about the future for Brambles. We have delivered exceptional performance over the past few years and have built strong foundations that place us in an excellent position to accelerate growth."

— Mike Ihlein



Mike Ihlein
Executive Director and
Chief Executive Officer

BOARD OF
DIRECTORS (continued)

Don Argus AO
Non-executive Chairman

Chairman of the Nominations Committee and member
of the Remuneration Committee.

Chairman of Brambles since the formation of the DLC in August
2001. Before that, he had been a Director of BIL since May 1999
and Chairman of that company since September 1999. He has
more than 40 years' experience in banking, including nine years
as Managing Director and Chief Executive Officer of National
Australia Bank Limited. Mr Argus is Chairman of BHP Billiton
Limited and BHP Billiton plc, and is a director of Australian
Foundation Investment Company Limited. He is a member
of the International Advisory Council of Allianz Aktiengesellschaft
and a member of the International Advisory Committee to
the NYSE Board of Directors. He is a Senior Fellow of Financial
Services Institute of Australasia (Finsia) and a Fellow of CPA
Australia. He is an Alumni of the Harvard University Advanced
Management Programme, and has honorary degrees from
Monash University (Doctor of Laws) and Griffith University
(Doctor of the University). He was appointed an Officer of
the Order of Australia in 1998. In 2003, Mr Argus was awarded
the Australian Centenary Medal for services to Australian society
through business. Age 69.

Mike Ihlein
Executive Director and Chief Executive Officer

Chairman of the Executive Leadership Team.

Joined Brambles as Chief Financial Officer in March 2004 and
became Chief Executive Officer in July 2007. Previously, he
had a long career with Coca-Cola Amatil Limited (and related
companies), where he was Chief Financial Officer (1997–2004),
Managing Director of Coca-Cola Amatil, Poland (1995–97)
and had previously held a number of senior business development
and treasury roles within that company. He has been a Director
of Brambles since March 2004 and he is also a director of
Financial Executives International of Australia, an Associate
Member of the Australian Institute of Company Directors, a
CPA Australia and a member of Financial Services Institute of
Australasia (Finsia). He holds a Bachelor of Business Studies
(Accounting) from the University of Technology, Sydney. Age 52.

Tony Froggatt
Non-executive Director

Member of the Remuneration Committee.

A Director of Brambles since 1 June 2006, Mr Froggatt has been
Chief Executive of Scottish & Newcastle plc since May 2003.
He began his career with the Gillette Company and has held a
wide range of sales, marketing and general management positions
in many countries with major consumer goods companies including
HJ Heinz, Diageo and Seagram. Mr Froggatt holds a Bachelor of
Law degree from Queen Mary College, London and an MBA from
Columbia Business School, New York. Age 59.

David Gosnell
Non-executive Director

Member of the Audit Committee.

A Director of Brambles since 1 June 2006, Mr Gosnell is Managing
Director of Global Supply and Procurement for Diageo plc.
He leads a global team of 9,000 people across manufacturing,
logistics and technical operations as well as managing Diageo's
multi-billion dollar procurement budget. Prior to joining Diageo,
Mr Gosnell spent 20 years at HJ Heinz where he served on the
UK board and held various European operational positions.
He holds a Bachelor of Science degree in Electrical and Electronic
Engineering from Middlesex University, England. Age 50.

Hans-Olaf Henkel
Non-executive Director

Member of the Remuneration Committee.

Appointed a Director of Brambles in January 2005. He had a
long and distinguished career with IBM, holding various executive
positions in Germany, the US and Asia, as well as at IBM's
European headquarters in Paris. He was appointed President
of IBM Germany in January 1987 and as Chairman and Chief
Executive Officer of IBM Europe, Middle East and Africa in 1993.
Mr Henkel, who is based in Germany, was President of the
Federation of German Industries from 1995 to 2000, and was
President of the Leibniz Association from 2001 to 2005. He is a
member of the Supervisory Boards of Bayer AG, Continental AG,
DaimlerChrysler Aerospace AG, SMS GmbH, EPG AG and
Ringier AG. He is a member of Amnesty International. Since
2000, he has been Professor of Economics at the University
of Mannheim. Age 67.

Stephen Johns
Non-executive Director

Chairman of the Audit Committee and member of the
Nominations Committee.

A Director of Brambles since August 2004. He had a long
executive career with Westfield where he held a number of
positions including that of Finance Director from 1985 to 2002.
He was appointed Executive Director of Westfield Holdings
Limited and the Westfield Trust in 1985, and Westfield America
Trust on its listing in 1996. He became a non-executive director
of the three Westfield boards in October 2003. Mr Johns is
currently a non-executive director of the Westfield Group, which
resulted from the merger of the three listed entities in July 2004.
He is Chairman of Spark Infrastructure Group, which was listed
on the ASX in December 2005. He is a director of Sydney
Symphony Orchestra Holdings Pty Limited. He has a Bachelor of
Economics degree from the University of Sydney and is a Fellow
of the Institute of Chartered Accountants in Australia. Age 60.

Carolyn Kay
Non-executive Director

Member of the Audit Committee.

A Director of Brambles since 1 June 2006, Ms Kay is a director of Commonwealth Bank of Australia Limited, the Starlight Foundation and an External Board Member of Allens Arthur Robinson. She holds Bachelor Degrees in Law and Arts from the University of Melbourne and a Graduate Diploma in Management from the AGSM. Ms Kay has had extensive experience in international finance – at Morgan Stanley in London and Melbourne, JP Morgan in New York and Melbourne and Linklaters & Paines in London. She is a Fellow of the Australian Institute of Company Directors and was awarded a Centenary Medal for services to Australian society in business leadership. Age 46.

Graham Kraehe AO
Non-executive Director

Member of the Audit Committee and the Nominations Committee.

Graham Kraehe rejoined the Board in December 2005. He is currently Chairman of Bluescope Steel Limited and a director of Djerriwarrh Investments Limited and the Innovation Economy Advisory Board of Victoria. He was appointed to the Board of the RBA in February 2007. Mr Kraehe was a Non-executive Director of Brambles from the formation of the DLC in August 2001 until March 2004, when he retired due to his commitments as Chairman of National Australia Bank Limited. He was a Director of BIL from December 2000 until the formation of the DLC. Mr Kraehe has spent 28 years in Chief Executive roles in diversified industrial companies covering the wine, packaging, appliance and automotive component industries. From 1994 until his retirement in February 2001, he was Managing Director and Chief Executive Officer of Southcorp Limited. He was a director of the National Australia Bank Limited from 1997, and Chairman from February 2004 until September 2005 and a non-executive director of News Corporation from January 2001 until April 2004. Mr Kraehe has a Bachelor of Economics degree from Adelaide University. He was appointed an Officer of the Order of Australia in 2003. Age 64.

Luke Mayhew
Non-executive Director

Chairman of the Remuneration Committee.

Appointed a Director of Brambles in August 2005. He is a non-executive director of WH Smith plc and Chairman of Pets at Home Group Limited. He was Managing Director of John Lewis, the UK's leading department store business, from 2000 to 2004 and Director of Research and Expansion at John Lewis Partnership plc, which also includes the Waitrose supermarket operation, from 1992 to 2000. He previously held senior positions at Thomas Cook and British Airways and was Chief Executive of Shandwick's European business. He has a Bachelor of Arts (Honours) degree from Oxford University and a Master of Economics degree from the University of London. Age 54.

Dave Mezzanotte
Executive Director and Chief Operating Officer, CHEP

Joined Brambles in 2001 as Senior Vice President, Sales with CHEP USA, and was appointed to his current role in September 2005. Prior to this, he was President, CHEP Americas; President, CHEP USA; and President of CHEP's Container Business. Before joining CHEP, Mr Mezzanotte held senior positions with Honeywell, Allied Signal and DuPont. He holds a Bachelor, Masters and PhD in Metallurgical Engineering and Material Science from the University of Notre Dame. Appointed an Executive Director of Brambles Limited in January 2007. Age 52.

Jacques (Jac) Nasser AO
Non-executive Director

Member of the Remuneration Committee and the Nominations Committee.

A Director of Brambles since March 2004. He is a Senior Partner of One Equity Partners; a director of BHP Billiton Limited, BHP Billiton plc, British Sky Broadcasting Group plc and Quintiles Transnational Corporation; and is a member of the International Advisory Board of Allianz AG. Mr Nasser served as a member of the Board of Directors, and as President and Chief Executive Officer of Ford Motor Company from 1998–2001 and as Chairman of Polaroid from 2002 through early 2005. His 33-year career with Ford included a variety of assignments including senior leadership positions in Europe, Australia, Asia and South America. Mr Nasser has received an honorary Doctorate of Technology and graduated in Business from the RMIT University. In recognition of his work for Australian industry, as an adviser to government, and for education in the areas of technology, he was appointed an Officer of the Order of Australia and awarded a Centenary Medal for services to Australian society. Age 59.

David Turner
Non-executive Director

Joined Brambles in 2001 as Chief Financial Officer and was Chief Executive Officer from October 2003 until the end of June 2007. He has been a Director of Brambles since 2001 and will retire from the Board after the conclusion of the 2007 Annual General Meeting. Previously, he was Finance Director of GKN plc, which he joined in 1993. Prior to GKN plc, he was Finance Director of the food group Booker plc and has worked for Mobil Oil and Touche Ross. He was a non-executive director of Whitbread plc until 2 March 2006. He was appointed a non-executive director of Commonwealth Bank of Australia Limited on 1 August 2006. He is a Fellow of The Institute of Chartered Accountants in England and Wales. Age 62.

CORPORATE SOCIAL RESPONSIBILITY REPORT

Our businesses are part of the communities in which they operate and we recognise our responsibility to manage the impact of our business on those communities.

To be successful, we need customers and suppliers who want to do business with us, employees who want to work for us and investors who want to buy our shares for their long term value.

Brambles' Corporate Social Responsibility (CSR) policies are integrated into our core values and culture and are fundamental to the way we do business around the world.

This is because CSR is integral to sustainable shareholder value. We must manage social, ethical, environmental and other non-financial drivers so that we can build a stable and resilient company.

I am proud that Brambles has retained its listing in the Dow Jones Sustainability Index, the FTSE4Good Index and other independent measures of our CSR and sustainability performance.

This year, we have continued to make further improvements in our greenhouse gas (GHG), energy and transport fuel intensity performance. We have also improved significantly our safety performance. The details are provided in this CSR Report.

Overall, on a life cycle inventory basis, we believe that Brambles is one of the few companies that has a positive net impact on the environment.

For example, a life cycle inventory study commissioned by CHEP USA shows that other pallet systems produce at least seven times more waste, require at least 30% higher energy use and have at least 33% more GHG emissions than CHEP's reusable wooden pallet pool. Although the study only applies to the USA, this country represents almost 30% of our global pallet pool and is indicative of the worldwide environmental benefits of CHEP's pooling model. A case study of this research, including more detail, is contained in this CSR Report.

Brambles recognises that best practice continues to evolve and we are committed to continuous improvement. This includes the development of a Brambles Sustainability Policy that will provide a framework for our future performance. I look forward to providing further information in the year ahead.

Mike Ihlein
Chief Executive Officer

CSR Report Parameters

This CSR Report covers the 2007 financial year. The previous CSR Report was contained within last year's Annual Report and is available on the Brambles website (www.brambles.com).

Where possible, Brambles has provided comparisons between this year's data and data from previous years. However, some data has not been compiled in previous years and therefore comparison is not possible. Where data is being provided for the first time in this report, it will be used for comparisons in future reports.

Further information about Brambles' CSR policies, practices, performance and reporting, can be obtained by contacting the Vice President Corporate Affairs at exchange@brambles.com.

CSR policy

Brambles' policies are communicated to all employees and are available on the Brambles website.

The Brambles Executive Leadership Team (see page 19 of this Annual Report) helps to formulate CSR policies and its members are responsible for implementing CSR policies across the organisation.

Brambles' CSR Committee consults with stakeholders, develops our CSR policies and reviews, monitors and benchmarks CSR performance. The CSR Committee reports to the Executive Leadership Team.

The CSR Committee also works closely with the Group Risk Committee which establishes, monitors and reviews internal control and risk management systems around agreed policy, including CSR policy, and reports regularly to the Board.

The CSR Committee is chaired by the Chief Executive Officer.

Recognition

During the year, Brambles retained its listings in the Dow Jones Sustainability Index (DJSI) and the FTSE4Good Index, two of the most authoritative international guides for socially responsible investors.

Inclusion in the FTSE4Good Index means Brambles meets globally-recognised corporate responsibility standards and practices. Inclusion in the DJSI means Brambles is considered to be among the leading 10% of corporations in its sector. In fact, Brambles is ranked as a Sustainability Leader in the Support Services industrial sector.

Brambles is also a founding member of the FTSE ISS Corporate Governance Index Series, which focuses on best corporate governance practice by listed entities.

Brambles is a constituent of the Ethibel Excellence Sustainability Index, which is designed to list best-in-class companies across sectors and regions in terms of sustainable development and stakeholder involvement. Brambles was also recognised by AuSSI, the Australian SAM Sustainability Index, as being the sustainability leader of the Commercial Services and Supplies sector.

Governance

The Corporate Governance Report on pages 48 to 57 of this Annual Report provides details of Brambles' corporate governance framework as well as risk management, internal compliance and control measures. Risks and controls are monitored, benchmarked and reviewed biannually. The list of risks faced by Brambles is included in the Corporate Governance section of the Brambles website under the sub-section 'Brambles Risk Profile'.

The Brambles Board has 12 members and information on each member is provided on pages 28 to 31 of this Annual Report. The Corporate Governance Report outlines the role, composition and independence of Board members. It also provides information on how conflicts of interest are avoided and performance is reviewed.

Shareholders are encouraged to provide feedback to the Board. Opportunities to do so are outlined in the Corporate Governance Report.

Details on compensation for Board members, senior executives and managers are provided in the Remuneration Report on pages 58 to 80.

Commitment

The Board believes that, during the 2007 financial year, Brambles has met or exceeded in all material respects the requirements under the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations.

Brambles endorses the United Nations Universal Declaration of Human Rights and has incorporated this Declaration into its policies and Code of Conduct.

Engagement

Brambles actively seeks feedback from its key stakeholders and each key stakeholder group has a primary point of contact within Brambles who is responsible for appropriate engagement and action:

Customers	Chief Operating Officers and Presidents of CHEP and Recall
Investors	Head of Investor Relations
Employees (including contractors)	Senior Vice President, Legal and Mergers & Acquisitions; and
	Manager Group Risk and Audit (safety issues)
Community and the environment	Vice President Corporate Affairs (community and media);
	Manager Group Risk and Audit (safety and the environment); and
	Senior Vice President, Legal and Mergers & Acquisitions (human rights)
Suppliers	Chief Operating Officers and Presidents of CHEP and Recall
Government and regulatory bodies	Senior Vice President, Legal and Mergers & Acquisitions (business integrity); and Chief Operating Officers and Presidents of CHEP and Recall
Competitors	Senior Vice President, Legal and Mergers & Acquisitions (business integrity); and Chief Operating Officers and Presidents of CHEP and Recall

Brambles holds regular meetings with regulatory bodies, government and non-government organisations and also conducts customer and supplier surveys and consultation forums, local community forums and focus groups.

Brambles follows a calendar of regular disclosure to the market on its financial and operational results. The calendar, which is available on the Brambles website, includes dates for the release of half-year and full-year results, other financial information, shareholder meetings and Brambles' involvement in major investment conferences.

Brambles recognises the importance of its relationship with investors and analysts. From time to time, Brambles holds briefings to provide information and seek feedback from analysts and investors. At least two Brambles representatives attend all briefings, one of whom is usually the Head of Investor Relations. A record of the briefing is maintained and a copy of any presentation material is placed on the Brambles website.

CORPORATE SOCIAL
RESPONSIBILITY REPORT (continued)

During the 2007 financial year, the following presentations were made to investors and the investment community:

22 August 2006	Full Year Results briefing (UK)
23 August 2006	Full Year Results briefing (Australia)
25 September 2006	Mike Ihlein presentation to JPMorgan Asia Pacific Equities Conference, New York
1 November 2006	Annual General Meeting and Extraordinary General Meeting (UK)
9 November 2006	Annual General Meeting and Extraordinary General Meeting (Australia)
21 February 2007	Half-Year Results briefing
6 March 2007	David Turner presentation to Citigroup London Conference
15 May 2007	Brambles Presentations to Analysts and Fund Managers, Sydney

All information and presentation materials provided at these meetings was released to the stock exchanges and is available on the Brambles website.

Brambles encourages vigorous and robust analysis by the investment community and a policy of consistent access and treatment is applied, irrespective of the views and recommendations expressed.

Brambles uses the Annual General Meeting to communicate with shareholders about its financial situation, performance, ownership, strategies and activities. All General Meetings allow a reasonable opportunity for informed shareholder participation. In all other cases, the Head of Investor Relations and Senior Vice President, Legal and Mergers & Acquisitions deal with private shareholder enquiries.

The Brambles Engagement Survey involves all employees and is confidential. It surveys employees' perceptions of their workplace and the data is used to track progress from previous surveys, measure Brambles against internal and external best practice and identify key actions for improvement.

The most recent survey was conducted in October 2006. The response rate was an encouraging 73%. Common themes included leadership behaviours and career development. The results of the survey were communicated to employees in each business, used to identify and understand concerns at a local level and to drive action to address those concerns. Brambles will begin conducting annual employee surveys from April 2008.

Following its formation in 2004, the Brambles European Works Council meets formally on an annual basis. Its purpose is to bring together management and elected workers' representatives from all the EU Member States in which Brambles operates. Representatives are consulted, receive information and give their views on a range of transnational issues such as health and safety, business performance, sales activity, business developments and employment trends. At the last meeting held in Prague in March 2007, Mike Ihlein (then Chief Financial Officer) and other senior management attended and took part in wide-ranging discussions concerning Brambles, CHEP and Recall.

Our CSR approach and performance

Economic
Brambles' financial performance is reported in detail in this Annual Report.

Environmental
Protection of the environment and the sustainability of our activities are fundamental to the way Brambles does business. Overall, on a life cycle basis, Brambles believes that it has a positive net impact upon the environment.

One of Brambles' Shared Values is that we always act with integrity and respect for the community and the environment. We are firmly committed to sound environmental practice in our daily operations.

Brambles is committed to achieving Zero Harm. This means zero injuries and zero environmental damage. We believe the community has the right to expect that every employee will care for the environment. We consider the environment in decisions concerning the development of projects, the selection of commercial partners and suppliers and the launch of new products or services.

Our respect for the environment means Brambles is committed to using resources more efficiently, minimising waste and encouraging the sustainable use of our products and services.

Environmental Policy

Environmental policy is set by the Board and applies in all countries where Brambles operates – even in countries that do not have comprehensive laws protecting the environment.

It is a minimum requirement that all Brambles operations comply with all relevant environmental laws and regulations. We further expect all employees to care for the environment by adopting the following principles:

- strive to achieve best environmental practices in the industry;
- continually improve the efficiency of our use of raw materials and energy per unit output;
- minimise the generation of emissions and waste per unit output;
- dispose of unavoidable waste in a responsible manner;
- minimise social impacts such as noise and loss of visual amenity;
- respond to any community environmental concerns with integrity, honesty and respect; and
- ask our contractors and suppliers to adhere to the same environmental standards that we do.

Each business sets appropriate environmental performance targets, monitors progress and reports results.

The Brambles Environmental policy requires every business unit to ensure that it adheres to these principles. Site environmental management plans are maintained for all operating locations, including:

- appropriate containment, storage and disposal of wastes and other potential contaminants;
- management and monitoring of air emissions, waste water discharges and waste stream releases;
- effectiveness of truckwash and stormwater containment facilities;
- maintenance and monitoring of fuel storage tanks;
- containment systems in the event of accidents such as equipment fires, breakdowns and vehicle collisions;
- paint spraying emission minimisation;
- noise and dust abatement;
- preservation of visual amenity;
- regulatory and licensing requirements; and
- any other community-sensitive environmental issues.

Where appropriate, environmental audits are conducted on a cyclical basis to evaluate compliance with applicable laws and regulations and implementation of this policy.

Environmental Compliance and Management

Senior managers are required to provide a statement on environmental compliance twice each year. In addition, each business prepares regular environmental compliance reports for the Group Risk Committee and the Board.

Environmental Performance

Brambles' businesses benefit the environment by providing reusable product transport systems and recycling wood and paper.

Recall assists customers to reduce material usage by providing space- and paper-efficient document archival and retrieval solutions. Recall also collects, shreds and sends for recycling about 200,000 tonnes of paper each year, which equates to approximately three million trees.

The CHEP pallet pooling system of reusing and recycling pallets significantly reduces customers' use of resources and waste by an estimated seven million tonnes of landfill a year in the USA alone. The solid waste reduction is the equivalent of 2.85 million Chilean Radiata pine trees, saved on an annual basis by CHEP USA operations alone (see case study on page 38).

CHEP also operates a pool of about 60 million reusable plastic containers. These containers are a substitute for cardboard packaging used to transport fresh fruit and vegetables and therefore reduce waste by avoiding the need for many thousands of tonnes of cardboard boxes.

Brambles is committed to improving the efficient use of its own resources and minimising generation of waste.

For example, the $6,426m^2$ roof on CHEP's new Erskine Park Perfect Plant in Sydney is used to feed a 5,000 litre underground rain water tank. A 40,000 litre tank will be installed in the near future to ensure that all garden beds and landscaping irrigation use recycled rain water.

CHEP's Derrimut service centre in Melbourne features a state-of-the-art sensor lighting system that turns the lights off when natural light levels are high. It is estimated that this reduces GHG emissions by 65% or 270,000 equivalent kilograms of carbon dioxide (CO_2-e) each year. A similar system at the Edinburgh Park centre in Adelaide is estimated to reduce GHG emissions by 50,000 kilograms of CO_2-e each year.

Energy Use and Greenhouse Gas (GHG) Emissions

Like most businesses, Brambles contributes to climate change through its transport operations and the consumption of electricity, both of which entail burning fossil fuels.

Both CHEP and Recall track their generation of GHG emissions, along with other relevant eco-efficiency measures including energy and transport fuel usage.

CORPORATE SOCIAL RESPONSIBILITY REPORT (continued)

Overall, Brambles made further progress in its GHG, energy and transport fuel intensity performance during the year, assisted by eco-efficient growth in both CHEP and Recall (see graphs below). The continued use of a software program designed to improve logistics planning, reduce transport distances and cut fuel costs resulted in continued improvement in fuel efficiency across Brambles.

CHEP Australia has worked with a number of customers to increase truck load sizes and therefore reduce emissions by reducing vehicle movements. Six of these customers now have a total of 600 fewer truck journeys each year.

In August 2006, CHEP Australia joined the Greenfleet Australia program. Greenfleet, a not-for-profit organisation, has planted and cared for 17 native trees for each of the 171 cars in the CHEP Australia fleet. This means that over 2,900 trees will absorb the equivalent of the fleet's GHG emissions and also help tackle salinity, improve water quality and provide essential habitat for native wildlife. As a result, CHEP Australia's company car fleet can now be said to be carbon neutral (based on the average car producing 4.3 tonnes of carbon dioxide each year).

Brambles notes that changes in its business activities can have a relatively large impact on the intensity measures.

Timber

CHEP has a policy of supporting the replenishment of natural resources by sourcing timber from plantations and state-managed forests. Preference is given to timber and timber products that have been independently certified by a credible forest certification scheme and where it can be demonstrated that the products are derived from well-managed sources.

CHEP does not source timber from forests or forest product suppliers unless it is confident that the supplier is likely to be complying with all relevant legislation relating to the trade in forest products. CHEP does not source from protected areas, parks or similar areas where harvesting operations are not complementary to responsible forestry management. Further, CHEP has taken steps to assure itself of the provenance and quality of its timber by instituting an audit program at a number of points in its timber supply chain.

CHEP South Africa purchased two plantations in the 2007 financial year and has recently acquired a third. The three plantations currently have mature pines ready for harvesting and milling into approximately 50,400 cubic metres of sawn board, for use as repair material timber for CHEP South Africa's pallet pool.

CHEP Australia is a Patron of the Gottstein Trust, a leading supporter of forestry research and education.

CHEP also minimises the impact of its internal waste generation by ensuring that scrap pallets, containers and crates are recycled for animal bedding, mulch or fuel.

CO_2 equivalent emission intensity



*Brambles refers to CHEP, Recall and Brambles Headquarters.

Energy intensity





CHEP South Africa currently owns three pine plantations and plans to purchase another two in the 2008 financial year.

Transport fuel intensity



Greenhouse Gas generation by source



CORPORATE SOCIAL
RESPONSIBILITY REPORT (continued)

CHEP USA Pallet Life Cycle

CHEP USA, which constitutes almost 30% of Brambles' worldwide pallet pool, engaged an independent contractor to conduct a detailed analysis of the life cycle inventory of its wood pallet systems. Information relating to the alternatives – exchange and one-way pallets – relied on data collected from pallet recyclers in 1999 and updated in 2006, based on information from the National Wooden Pallet and Container Association.

The study quantified the energy use, solid waste and atmospheric and waterborne emissions associated with the delivery of 100,000 pallet loads of product, using pooled and non-pooled pallet systems. CHEP USA uses a pooled wood pallet system.

The analysis included the acquisition of raw materials, processing, fabrication, repairs, transportation of loaded and empty pallets, reuse, recycling and disposal.

CHEP USA pooled pallet systems generate much less production waste and recycling/disposal waste than the non-pooled exchange and one-way systems. Because ownership of pooled pallets is maintained, there are control systems for repair and end-of-life management. Reuse rates are therefore much higher.

Solid waste by life cycle stage



Total solid waste for the exchange system is more than seven times higher than the CHEP system and the one-way system produces 20 times as much solid waste.

The solid waste reduction is the equivalent of 2.85 million Chilean Radiata pine trees saved on an annual basis by CHEP USA operations alone.

Because of higher reuse rates for CHEP USA's pooled pallets, less energy is used compared to non-pooled pallets. This is offset to a small degree by higher transportation energy usage, due to weight and cycling through service centres, but overall it is still considerably more energy efficient than the non-pooled system.

GHG emissions show a very similar outcome to energy usage, as they are primarily associated with combustion of fossil fuels for process and transportation energy.

Total energy by life cycle stage



Overall the CHEP system requires 30% less energy than the exchange system and less than half the energy of the one-way system.

Greenhouse Gas by life cycle stage



On a life cycle inventory basis, the exchange system produces 33% more GHG than CHEP and the one-way system produces over twice as much GHG.

Whilst this study was conducted on CHEP USA's operations, it is indicative of the life cycle effect of CHEP's pooled pallet system worldwide.

A copy of the study and more information on the CHEP pooled pallet system is available on the Brambles website (www.brambles.com).

Environmental Compliance

Brambles' businesses comply with all relevant environmental laws and regulations and none were involved in any adverse environmental prosecutions during the year.

Social Performance

Labour Practices

Brambles employs over 12,000 people in over 45 countries around the world. Our employment policies commit Brambles to:

- providing a safe working environment with an objective of achieving Zero Harm through industry best practice in health and safety management (see Health and Safety section below);
- being an equal opportunities employer, committed to developing a diverse workforce where everyone is treated fairly irrespective of gender, sexual orientation, age, disability, race, religion or ethnic origin;
- creating an environment where everyone is encouraged to give their best and realise their full potential, by providing learning and development opportunities for individuals and groups; and
- ensuring employees can discuss any problem connected with their work confident that they will receive a fair, impartial and confidential review of the issue.

Brambles respects the individual's right to freedom of association and relates to its people through both collective and individual agreements, according to local law, custom and practice.

As mentioned above, the Brambles European Works Council meets formally on an annual basis. Its purpose is to bring together management and elected workers' representatives from all the EU Member States in which Brambles operates.

Under the Brambles Speaking Up policy, everyone is encouraged to notify the company of any suspicions about actual or planned breaches of the law, company policies or the Code of Conduct. Details on who to approach, how to do so and the subsequent process are clearly outlined. Brambles will not tolerate the victimisation of any employee who speaks up in such circumstances.

We continue to ensure that our employees are informed of significant company news and strategic developments. Methods of employee communication include announcements and newsletters distributed by email, in-house publications, information posted on the intranet and face-to-face meetings with senior managers.

As mentioned above, the Brambles Employee Survey gathers employees' perceptions of their workplace and the data is used to track progress from previous surveys, measure Brambles against internal and external best practice and identify key actions for improvement.

Code of Conduct

The Brambles Code of Conduct forms part of each employee's terms and conditions and provides an ethical and legal framework for all employees in the conduct of Brambles business. It is available on the Brambles website.

The Code is not intended to be all-encompassing. There are areas in which we expect our businesses to develop detailed policies in accordance with local requirements. The Code provides a set of guiding principles that may be supplemented with additional local policies.

The Code of Conduct is regularly reviewed and updated. Senior management must provide a statement of compliance with the relevant areas of the Code of Conduct every six months or identify those areas on which they cannot sign off. The sign-offs are audited on a sample basis by Brambles Headquarters.

Health and Safety

At Brambles, we are committed to achieving Zero Harm. This means zero injuries and zero environmental damage.

The Board is responsible for setting health and safety policies. The Chief Operating Officers and Presidents of each of Brambles' operating businesses are responsible for policy implementation and safety performance, within the monitoring and reporting framework governed by the Group Risk Committee. More information is provided in the Corporate Governance Report on pages 48 to 57.

We believe everyone has the right to be safe at work and to return home to their family and friends as healthy as when they started the day.

Brambles' Zero Harm Charter, which sets out the vision, values and behaviours and commitment required to work safely is provided to all employees and is available on the Brambles website.

Our Zero Harm commitment is based on our belief that all accidents, injuries and harm can and should be prevented. To that end, every manager is accountable for achieving Zero Harm and required to demonstrate leadership in creating a culture which actively promotes Zero Harm. Everyone is responsible for committing and contributing to Zero Harm.

We think first of Zero Harm, considering health, safety and the environment in all decisions concerning the development of projects, the selection of commercial partners and suppliers and the launch of new products or services. Economic considerations do not overrule health and safety.

We ensure that the occupational health safety and environment (OHS&E) management systems and training reflect our Zero Harm commitment.

CORPORATE SOCIAL
RESPONSIBILITY REPORT (continued)

Each business has its own OHS&E management systems, including business-specific policies, procedures, risk assessment, monitoring and compliance mechanisms. These systems include hazard management, incidents, near misses and system failure reporting, recording and corrective action procedures. OHS&E management systems are designed to ensure that each employee receives the appropriate safety training. Safety is the responsibility of each individual employee, while accountability for safety is clearly integrated into manager and supervisor job descriptions.

Health and safety performance indicators measure compliance with corporate objectives and milestones, allow assessment of progress and comparison with industry benchmarks and provide incentive for improvement.

Health and Safety Performance
The principal safety performance measures are Lost Time Injury Frequency Rate (LTIFR) and Lost Time Injury Severity Rate (LTISR). LTIFR measures the number of injuries that result in an employee being absent from work for one or more whole shifts per million work hours. LTISR measures the number of injury days lost per million work hours.

Lost time injury frequency rate



Brambles' continuing operations achieved an LTIFR of 2.0 for 2007, reflecting a 35% improvement from last year's rate of 3.1.

Lost time injury severity rate



Brambles' LTISR performance also reflected the ongoing improvements in safety systems, work methods and Zero Harm culture. This year's LTISR was 37.3, demonstrating continued improvement from 55.2 last year.

Overall, Brambles is encouraged by the 84% improvement in LTISR since it started measuring its global performance in 2003. However, we remain determined to make continual progress towards Zero Harm.

	2003	2004	2005	2006	2007
LTIFR	10.3	7.3	6.2	3.1	2.0
LTISR	236.0	91.3	97.4	55.2	37.3

Comparison of Brambles safety measures (such as LTIFR and LTISR) with global industry averages is problematic due to varying definitions between companies, industries and countries.

However, where a comparison can be made, CHEP's performance appears to be significantly ahead of similar industries. For example, in 2005, the last year for which Bureau of Labor Statistics was available, CHEP USA's LTIFR performance of 4.7 was significantly better than the Wood Pallets and Skids and Warehousing and Transportation industries' performances of 13.0 and 16.0 respectively.

Similarly, Recall North America's LTIFR performance of 5.5 compares well with the Transport and Warehousing industry as well as the Warehousing sector's performance of 11.0.

*Brambles refers to CHEP, Recall and Brambles Headquarters

CHEP and Recall were not involved in any occupational health and safety prosecutions during the year. However, it is with a profound sense of regret that we note that in July 2006, a Recall North America van was involved in an accident with another vehicle in which the driver of that vehicle later died in hospital. Both CHEP and Recall have enhanced their safe driving initiatives to improve safe driving and reduce vehicle accidents.

Performance and Development

We aim to create an environment where everyone is encouraged to give their best and realise their full potential, through the provision of learning and development for individuals and groups. The Performance and Development Plan introduced in 2005 has been extended to all staff and provides the mechanism to identify and track development activities for individuals. While systems are not in place to measure the exact number of training days per employee, the majority of Brambles employees have undertaken job-specific or developmental training during the year.

Brambles is also designing company-wide key performance indicators to put in place consistent measures for all our people.

Human Rights

Brambles endorses the United Nations Universal Declaration of Human Rights which contains standards to protect people's human rights against violations by individuals, groups or nations. The standards declare that respect for human rights and human dignity "is the foundation of freedom, justice and peace in the world".

Brambles has incorporated the provisions of the declaration into its policies and Code of Conduct. We respect the human rights of our employees and other stakeholders. We will not tolerate child labour or forced labour in our own operations or those of our suppliers.

Brambles operates in four countries – China, Saudi Arabia, United Arab Emirates and Zimbabwe – that FTSE4Good classifies as "of concern". Although these are only small operations, comprising less than 0.1% of Brambles' global sales, employees in these countries, like all Brambles employees, have received training in the Brambles Code of Conduct.

None of Brambles' operations are believed to be at risk for incidents of child labour.

Our Place in Society

Brambles' businesses are part of their local communities in each of the countries in which they operate. These businesses benefit the local community by creating employment directly and indirectly, providing high quality support services that assist customers to grow their businesses and purchasing materials from local and national suppliers.

Brambles primarily operates in commercial and industrial areas. This minimises the impact of our operations, since these areas are designed for such use.

We conduct business in accordance with the laws and regulations of each country in which a Brambles business is located. We compete fairly in the markets in which we operate.

In following the Zero Harm commitment (see Health and Safety section above), we remain determined to fulfil our obligation to ensure that we work without causing harm to ourselves, our colleagues or the community.

Charitable Giving

Brambles provides financial and other forms of support to a broad range of charitable and community organisations in three ways:

1. donations funded by Brambles Headquarters. This is primarily through Brambles Community Reach. For more information on Community Reach see the box on page 43;

2. contributions made by Brambles' businesses to a range of local and national charities; and

3. the personal contribution made by Brambles employees around the world to a range of fundraising events and activities.

Bribery and Corruption

Corrupt practices are completely unacceptable to Brambles and strictly prohibited. No bribes or similar payments will be made to, or accepted from, any party. All commercial transactions must be properly and accurately recorded. Sales agents, consultants and similar advisers must be appointed in accordance with these principles and paid at a rate consistent with their services. Assets and confidential information must be fully protected and must not be used by employees for personal gain.

Employees must not engage in activities that involve, or could appear to involve, a conflict between their personal interests and the interests of Brambles.

Areas where conflicts might arise include share ownership, direct or indirect personal interest in contracts, seeking or accepting gifts or entertainment beyond levels considered reasonable, employment outside Brambles, or use of confidential information.

Brambles' Speaking Up policy means any employee who has a genuine belief there has been activity that is against the law or in breach of our policy on Bribery and Corruption (or any other policy) can readily identify who to go to with their concerns and how to do so. Every effort will be made to protect the reporting employee's confidence.

CORPORATE SOCIAL
RESPONSIBILITY REPORT (continued)

Competition

Brambles competes fairly in the markets in which it operates. Uncompetitive behaviour is bad for our customers and is unacceptable to the community at large. Brambles' passion for success means that we compete effectively and fairly in the markets in which we operate.

Managers are responsible for ensuring that they comply with competition laws in their area of operations and that all relevant employees receive thorough training in this area. This requires managers to identify the areas in which their businesses are most at risk from non-compliance and to deal with these in regular training sessions. Competition compliance manuals are regularly updated and prepared with local legal experts and provided to employees. Training programs for employees are developed in conjunction with local legal experts, covering relevant areas of competition compliance in the particular locations of the businesses. Programs are developed for refresher training of existing employees and for the induction of new recruits.

Political Donations and Public Policy

Brambles does not make political donations to political parties and will not do so without the specific endorsement of shareholders.

Brambles does not actively lobby or participate in public policy development but is a member of the Business Council of Australia (BCA). From time to time, the BCA makes representations to government representatives and political parties on behalf of its members. However, such representations by the BCA may or may not reflect Brambles' position on specific issues.

Data Protection and Privacy

Brambles' Code of Conduct requires employees to keep confidential all information gained during the course of their employment.

Brambles policy is to maintain the privacy of information relating to its employees and customers. Where there are specific local privacy laws, compliance with this policy has regard to these legal requirements.

Brambles is a sponsor of Clean Up The World. On the third weekend in September, millions of people in more than 100 countries organise small and large groups to clean up their local parks and other natural areas. The photos below were taken at the Brambles clean-up in Lane Cove National Park in Sydney, Australia.



Community Reach

Community Reach supports the contributions made by Brambles employees who are actively engaged in community and volunteer work. The program is open to all employees of the Brambles group and preference is given to applications that benefit the environment, health or safety.

Last year, Community Reach awarded grants totalling over US$500,000 to charities and community organisations based in Australia, United Kingdom, France, Spain, New Zealand, United States and South Africa. Projects were funded in countries including Kenya, the Solomon Islands and Burkina Faso.

In Australia, Brambles funded a number of community volunteer organisations including State Emergency Services and a Rural Fire Brigade. Funds were provided for upgrading facilities and equipment to allow these organisations to better service their local communities.

In France, funding was provided to an employee who is a member of Coup de Pouce Humanitaire to renovate a surgery building in the city of Bobo Dioulasso in Burkina Faso.

All funds raised will be used to buy materials and pay wages for local workers.

In the UK, The Peace Hospice, an independent charity that supports people with terminal illness and their relatives, received funding for oxygen supply equipment and a waste disposal system.

In South Africa, Brambles provided funding to the Chatsworth Diabetes Action group to provide free screening and testing for diabetes on National Diabetes Day 2007.

The Community Reach program also includes Brambles' partnership with Clean Up The World (CUW), an organisation that mobilises 35 million people in more than 100 countries each year "to clean up, fix up and conserve their environment". Further Information about CUW and its activities can be found on their website at www.cleanuptheworld.org.

The Community Reach program is widely appreciated by employees and the beneficiaries of the grants. It also further highlights Brambles' commitment to Zero Harm by giving preference to applications that benefit the environment, health or safety.



Great Barrier Reef Foundation

Brambles has further strengthened its commitment to the environment, and the effects of climate change, by forming a partnership with the Great Barrier Reef Foundation's ZooX Fund.

Specifically, we are supporting the ZooX Atlas project which will map in fine detail all the known pressures on the Great Barrier Reef, providing the Reef's managers with the information they need to target resources towards protecting corals and reefs that are under stress.

The Foundation states that this is "the single most significant project that we have been able to devise to make the effects of climate change on the Reef more manageable, while the larger issues of mitigation of climate change impacts are addressed globally".

The ZooX Fund is named after zooxanthellae, the delicate golden brown organisms that live inside coral giving it both life and colour.

When reef waters are warmed, zooxanthellae are expelled or digested by the coral, leaving the coral a white, bleached skeleton. Unless zooxanthellae return, and they only return under optimal conditions, the coral will die.

FINANCIAL REVIEW

Comparative business performance at constant currency exchange rates

	2007 actual US$m	2007 at prior year fx rates US$m	2006 actual US$m	% change at constant currency
Sales				
CHEP	3,218.4	3,106.8	2,956.4	5%
Recall	650.4	626.0	565.7	11%
Continuing operations	3,868.8	3,732.8	3,522.1	6%
Discontinued operations	252.1	238.5	2,393.6	nm[2]
Total	4,120.9	3,971.3	5,915.7	nm[2]
Comparable operating profit				
CHEP	845.2	821.5	703.8	17%
Recall	118.5	113.3	97.5	16%
Brambles HQ	(30.9)	(29.0)	(30.0)	3%
Continuing operations	932.8	905.8	771.3	17%
Discontinued operations	40.6	38.3	310.5	nm[2]
Total	973.4	944.1	1,081.8	nm[2]
Reconciliation to statutory profit after tax				
Comparable operating profit from continuing operations	932.8	905.8	771.3	17%
Net finance costs	(59.9)	(59.8)	(111.8)	47%
Profit before tax and special items from continuing operations (PBTA)	872.9	846.0	659.5	28%
Tax expense on PBTA	(287.2)	(278.3)	(229.4)	(21%)
Profit after tax, before special items (PATA), from continuing operations	585.7	567.7	430.1	32%
Special items from continuing operations, after tax	(152.0)		(67.5)	
Profit from continuing operations, after tax	433.7		362.6	
Profit from discontinued operations, after tax	857.6		1,101.8	
Profit for the year	1,291.3		1,464.4	
Earnings per share (US cents)				
EPS before special items from continuing operations	37.8		25.5	
EPS on PATA	39.6		38.3	
Basic EPS	83.4		86.7	
BVA (Brambles Value Added)[1] from continuing operations		471	350	

[1] Brambles Value Added (BVA) represents the value generated by a business over and above the cost of the capital it uses to generate that value. BVA is denominated in US dollars using Brambles' AIFRS results. It is calculated as comparable operating profit (COP) less (average capital invested (ACI), at fixed June 2006 exchange rates, multiplied by Brambles weighted average pre-tax cost of capital (WACC)).

[2] Not meaningful due to timing of divestments.

Overview

The 2007 financial statements were impacted by the effects of the divestment program and Unification announced on 29 November 2005 and completed during the year. The majority of the divestments were completed by 30 June 2006 with the divestment of Cleanaway UK and the smaller Cleanaway Asia business completed during the 2007 year. Both the trading results of divested businesses up to the date of divestment and the profits and losses on their divestment are shown within Discontinued Operations.

The Directors have chosen to show Special Items separately on the face of the Income Statement (page 91), believing results before Special Items to be relevant measures of business performance. Included within Special Items are the exceptional profits and losses on sales of businesses forming part of the divestment program. The definition of Special Items is shown in the Glossary on page 165.

Divestment proceeds and capital management

The Unification of the DLC was completed on 4 December 2006. BIL and BIP shareholders had their shares transferred to Brambles Limited in return for the issue by Brambles Limited of new shares or payment of cash under the Cash Alternative. BIL and BIP then became wholly owned subsidiaries of Brambles Limited.

Since the commencement of the divestment program and Unification announced on 29 November 2005, Brambles has received US$3.6 billion of gross proceeds on the sale of businesses. A total of US$3.4 billion has been utilised by way of share buy-backs (US$2.1 billion), the Cash Alternative (US$1.0 billion) and a special dividend (US$0.3 billion, excluding 13.5 Australian cents paid in lieu of the 2007 interim dividend).

Results of Continuing Operations

Brambles continues to focus on the use of BVA and delivered record BVA and Return on Capital Invested (ROCI) in 2007. BVA continues to form the core component of short term incentive arrangements for all senior executives, including Executive Directors.

BVA and Return on Capital Invested performance

	2007 at fixed June 06 fx US$m	2006 at fixed June 06 fx US$m	2007 ROCI	2006 ROCI
CHEP Americas	255	171	31%	25%
CHEP Europe	137	116	23%	21%
CHEP RoW	85	72	39%	38%
CHEP	477	359	28%	25%
Recall	14	13	13%	13%
Continuing (pre Brambles HQ)	491	372	25%	22%
Unallocated Brambles HQ costs	(20)	(22)		
Total continuing operations	471	350	25%	22%

Total BVA for Brambles' continuing operations in 2007 was US$471 million, an increase of US$121 million on the previous year, based on comparable fixed exchange rates. This represents an increase in ROCI from 22% to 25%.

CHEP continues to improve profitability and returns in all regions. Continued focus on tight asset management control and discipline over the use of cash improved CHEP's cash flow from operations to US$780.4 million – a US$108.2 million improvement over last year. This was against a background of sales growth of 5%.

Average Capital Invested in CHEP Americas was only 4% higher than the previous year at US$1.35 billion, in spite of an underlying sales growth of 8%, after adjusting for the sale of RPC assets in 2006. CHEP Americas achieved strong profit growth with comparable operating profit increasing by 28% to US$416.9 million. The combined effect of profit improvement and excellent capital efficiency pushed ROCI for CHEP Americas up to a record 31%. Cash flow from operations in CHEP Americas grew from US$296.9 million to US$322.9 million, largely driven by profits, offset by increased capital expenditure to meet the demands of volume growth.

In CHEP Europe, sales growth was 2% with comparable operating profit growing by 6% to US$300.6 million. Average Capital Invested increased from US$1.25 billion to US$1.31 billion, contributing to ROCI of 23%, up from 21% last year. CHEP Europe also had an excellent increase in cash flow from operations from US$282.9 million to US$341.9 million.

CHEP Rest of World once again delivered solid growth with an increase in comparable operating profit of 11% and sales growth of 9%. Average Capital Invested remained relatively flat at US$0.32 billion helping to lift ROCI to a record 39% despite the inclusion of US$7.0 million of costs incurred in the launch of CHEP China. Cash flow from operations in CHEP Rest of World increased from US$92.4 million to US$115.6 million.

Recall maintained its ROCI of 13% which was affected by the full year impact on capital invested associated with the US$191 million acquisition of AUSDOC in November 2005. Comparable operating profit grew 16% to US$118.5 million. Recall increased cash flow from operations from US$79.9 million to US$86.4 million.

Exceptional Items

A number of exceptional items are reflected in the income statement for the year ended 30 June 2007. These are set out in Notes 6 and 12 to the financial statements, and largely reflect the one-off profits, losses and costs associated with the divestment program and Unification. Following a review, Recall also incurred exceptional costs in the restructuring of a number of its operations.

Finance Costs

Net finance costs were US$59.9 million compared to US$111.8 million last year. The large reduction in finance costs reflected the temporary repayment of bank debt and investment in short term deposits held throughout the first half of the year following the receipt of the various divestment proceeds. The majority of the finance costs were incurred in the second half as debt increased to fund the Cash Alternative, on-market share buy-backs and dividend payments.

Earnings per share

Prior year comparisons for earnings per share have been partially distorted this financial year due to share buy-backs reducing the number of shares on issue throughout the year.

For continuing operations, basic earnings per share before special items were 37.8 US cents (2006: 25.5 US cents), an increase of 48% at actual exchange rates, and after special items were 28.0 US cents (2006: 21.5 US cents), an increase of 30% at actual exchange rates. Basic earnings per share before special items were 39.6 US cents compared with 38.3 US cents the previous year. Basic earnings per share after special items were 83.4 US cents (2006: 86.7 US cents), the decrease being due to the higher business divestment profits achieved in 2006.

Taxation

The tax expense on continuing operations' profit before tax and special items of US$872.9 million was US$287.2 million, an effective tax rate of 32.9%. This compares with 34.8% in the previous year. The fall in the effective tax rate was principally due to a reduction in tax rates in certain overseas jurisdictions, particularly Europe. Overall the group effective tax rate for the year was also 32.9%.

The effective tax rate on profit after special items was heavily distorted by the tax treatment of exceptional items.

Cash flow

Cash flow from continuing operations was US$838.3 million, an increase of US$75.7 million on 2006.

Free cash flow was US$490.2 million, compared to last year's figure of US$559.7 million. The increase in cash flow from operations for continuing operations was more than offset by the reduced cash flows following the disposal of the discontinued operations and the exceptional costs incurred in restructuring and Unification. Dividends paid during the year of US$604.0 million were higher than free cash flow due to the inclusion of US$264.2 million of special dividends (21.0 Australian cents) in recognition of the success of the divestment program.

Net borrowings at year end were US$1,996.9 million, compared to US$1,690.1 million the previous year. As noted above, borrowings were significantly impacted throughout the year as the various divestment and capital management transactions were undertaken.

Dividends

The Board has declared a final dividend of 17.0 Australian cents per share which will be 20% franked. A special dividend of 34.5 Australian cents was paid prior to Unification in October 2006. The special dividend included 21.0 Australian cents in recognition of the success of the divestment program and 13.5 Australian cents in lieu of the 2007 interim dividend that would have normally been paid in April 2007.

Risk management

Brambles is exposed to a variety of financial and market based risks, including exposure to fluctuating interest and exchange rates, changing economic conditions through operations spread across diverse geographic territories, technological and industry based risks, competitive environment, counterparty credit risks, regulatory changes which either singularly or collectively may affect revenue, cost structure or value of assets within the business, and all of which are difficult to quantify.

Brambles' policies with respect to interest and exchange rate risk are described below. Brambles' treasury function is responsible for the management of these risks within Brambles.

Standard financial derivatives are used by Brambles to manage financial exposures in the normal course of business. Dealings in financial derivatives are restricted through a set of delegated authorities approved by the Board. No derivatives are used for speculative purposes. In addition, derivatives are transacted predominantly with relationship banks which have a reasonable understanding of Brambles' business operations. Furthermore, individual credit limits are assigned to those banks, thereby limiting exposure to credit-related losses in the event of non-performance by a counterparty.

Funding and liquidity

Brambles funds its operations through existing equity, retained cash flow and borrowings, principally from bank credit facilities. The credit facilities are generally structured on a committed multi-currency revolving basis with maturities ranging out to November 2010. Borrowings under the facilities are floating-rate, unsecured obligations with covenants and undertakings typical for these types of arrangements. To minimise foreign exchange risks, borrowings are arranged in the currency of the relevant operating asset to be funded. Brambles also has access to further funding through overdrafts, uncommitted and standby lines of credit, principally to manage day-to-day liquidity.

Brambles borrowed US$425.0 million in the US private placement debt market in August 2004. The terms of the debt raising are: (i) US$171.0 million 5.39% Guaranteed Senior Unsecured Notes due 4 August 2011; (ii) US$157.5 million 5.77% Guaranteed Senior Unsecured Notes due 4 August 2014; and (iii) US$96.5 million 5.94% Guaranteed Senior Unsecured Notes due 4 August 2016.

At the end of the financial year, committed borrowing facilities, inclusive of the US private placement, totalled the equivalent of US$3,693 million. The weighted average term of the facilities was 3.2 years.

Interest rate risk

Brambles' interest rate risk policy is designed to reduce volatility in funding costs through prudent selection of hedging instruments. This policy includes maintaining a mix of fixed and floating-rate instruments within a target band, over a certain time horizon. In some cases, interest rate derivatives are used to achieve this result synthetically. The present policy is to require the level of fixed-rate debt to be within 40% to 70% of total forecast debt arising over a 12 month period, progressively decreasing to 0% to 50% for debt maturities extending beyond three years.

As at 30 June 2007, 45% of Brambles' total interest-bearing debt was at fixed interest rates (47% in 2006). The weighted average period was 3.9 years (4.5 years in 2006). The fair value of all interest rate swap instruments was US$3.9 million.

Foreign exchange risk

Foreign exchange exposures are managed from a perspective of protecting shareholder value. Exposures generally arise in either of two forms:

* transaction exposures affecting the value of transactions translated back to the functional currency of the subsidiary; and
* translation exposures affecting the value of assets and liabilities of overseas subsidiaries when translated into US dollars.

Under Brambles' foreign exchange policy, foreign exchange hedging is mainly confined to hedging transaction exposures where they exceed a certain threshold, and as soon as a defined exposure arises. Within Brambles, exposures may arise with external parties or, alternatively, by way of cross-border intercompany transactions. Forward foreign exchange contracts are primarily used for these purposes. In Brambles' context, exposures in this regard are not significant given the nature of its operations.

Translation exposures are mitigated by matching the currency of debt with that of the asset. Except for a small amount of balance sheet hedge borrowing in Euro, Brambles does not hedge currency exposures incurred on foreign currency profits and net investment balances.

At the end of the financial year, the fair value of foreign exchange instruments was US$4.2 million.

Relative strength of major currencies against the US dollar

Australian dollar



Euro



Sterling



━━━━ Average exchange rate

CORPORATE GOVERNANCE REPORT

1. Introduction

Brambles is a global organisation with businesses operating in over 45 countries. This demands that it comply with an extensive range of varying legal, regulatory and governance requirements. In particular, through its listing on the ASX and secondary listing on the LSE, Brambles is committed to observing the extensive requirements applicable to publicly listed companies in Australia and the requirements applicable to companies with a secondary listing in the UK.

The Board has adopted a governance framework which takes into account both Australian regulatory requirements and international best practice. Where the standards of best practice for corporate governance vary across jurisdictions, as they inevitably do, the Board has resolved to adopt those practices it considers to be the better of the prevailing standards.

This Corporate Governance Report outlines the key components of Brambles' governance framework. The Board believes that, during the 2007 year, Brambles has met or exceeded in all material respects the requirements under the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations.

The Board is, however, conscious that best practice in the area of corporate governance is continuously evolving, and will therefore continue to anticipate and respond to further corporate governance developments on an ongoing basis. To that end, Brambles will undertake a review of, and where necessary, implement changes to its corporate governance practices, to take account of the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations, 2nd Edition, which take effect on 1 January 2008.

2. Shareholders

Shareholders play an important role in the governance of Brambles by electing the Board, whose task it is to govern on their behalf.

Brambles is committed to the promotion of investor confidence by taking steps within its power to ensure that trade in its securities occurs in an efficient and informed market. Brambles recognises the importance of effective communication as a key part of building shareholder value and that, to prosper and achieve growth, it must, among other matters, earn the trust of shareholders, employees, customers, suppliers and communities, by being open in its communications and consistently delivering on its commitments.

The Board has adopted a Continuous Disclosure and Communications Policy to reinforce Brambles' commitment to the continuous disclosure obligations imposed by law and to describe the processes implemented by it to ensure compliance; to outline Brambles' corporate governance standards and related processes and ensure that timely and accurate information about Brambles is provided equally to all shareholders and market participants;

and to outline Brambles' commitment to encouraging effective shareholder participation in shareholder meetings. A copy of the Continuous Disclosure and Communications Policy can be found on the Brambles website at www.brambles.com.

To achieve the above objectives and satisfy regulatory requirements, the Board provides information to shareholders and the market in several ways:

- Significant announcements are released directly to the market via the ASX and a UK regulatory information service. Copies of these announcements are immediately placed on the Brambles website at www.brambles.com.

- The Brambles website contains further information about Brambles and its activities, including copies of recent interim and annual reports and recordings of the most recent presentations to analysts. From this year onwards, shareholders will be asked to elect whether they would like to receive future annual reports in printed form or be sent a notification when each annual report is available on the Brambles website. Shareholders who do not request printed annual reports or who do not request an emailed notification of availability will be sent a printed notification of availability of the annual report. Brambles believes shareholders will benefit from electronic communication as they will promptly receive information and have the convenience and security of electronic delivery. Electronic communication is also environmentally friendly and will generate cost savings.

- The Chairman regularly meets major investors to understand their issues and concerns and discuss particular matters relating to Brambles' governance and strategy. No new material or price sensitive information is provided at such meetings. Other Non-executive Directors may attend meetings with major investors and will attend them if requested. The Chairman reports to the Board on the matters discussed at meetings with major investors, and copies of relevant correspondence are included in the Board papers. Copies of analysts' reports are also circulated to the Board.

- The Annual General Meetings provide an opportunity for the Board to communicate with investors and encourage their participation, through presentations on Brambles' businesses and current trading. Shareholders are encouraged to attend the Annual General Meetings and to use this opportunity to ask questions on any matter.

- To make better use of the limited time available, shareholders are invited to register questions and issues of concern prior to Annual General Meetings. This can be done either by completing the relevant form accompanying the notices convening the meetings or by emailing Brambles at shareholderquestions@brambles.com. Frequently asked questions and their answers are posted on the Brambles website. Shareholders may, of course, also ask questions at the Annual General Meeting without having registered their questions in this manner.

- Shareholders may electronically lodge their votes on items of business at the Annual General Meeting. The notice of meeting describes how this can be done.
- Copies of the speeches delivered by the Chairman and Chief Executive Officer to the Annual General Meetings, a summary of the proceedings of the meetings and the outcome of voting on the items of business, are posted on the Brambles website after the meetings.
- Live webcasts of the meetings are also transmitted via www.brambles.com.

3.   Board of Directors

3.1   Role of the Board

The Board is responsible for overseeing the effective management and control of the Group on behalf of Brambles' shareholders, supervising executive management's conduct of the Group's affairs within a control and authority framework which is designed to enable risk to be prudently and effectively assessed and monitored. The Board is responsible for setting the Group's overall strategic objectives, facilitating the provision of appropriate financial and human resources to meet these objectives, and for reviewing executive management's performance.

The roles of the Chairman and executive management, led by the Chief Executive Officer, are separated and clearly defined:

- The Chairman, Don Argus AO, is responsible for leadership of the Board, setting the Board's agenda and conducting Board meetings, and for facilitating effective communication with shareholders and the conduct of shareholder meetings.
- Executive management, led by the Chief Executive Officer, David Turner until his retirement on 30 June 2007 and thereafter Mike Ihlein, has been delegated responsibility by the Board for the management of Brambles within the control and authority framework set by the Board. The levels of authority for management are periodically reviewed by the Board and are documented. The Chief Executive Officer is assisted by the Executive Leadership Team (previously the Executive Committee). Further details concerning the Executive Leadership Team are outlined in section 5.1.

The Non-executive Directors constructively challenge and assist in the development of strategy. They review the performance of management in meeting agreed goals and objectives and monitor the reporting of performance. They have a prime role in appointing and, where necessary, recommending the removal of, Executive Directors, and in their succession planning.

The Board has delegated some of its responsibilities to the Audit, Nominations and Remuneration Committees. The Board is also supported by the Executive Leadership Team, the Group Risk Committee and the Corporate Social Responsibility Committee, which are management committees. Details of all these committees are set out in sections 4 and 5 below.

With the assistance of these Board and management committees, the Non-executive Directors satisfy themselves as to the integrity of financial information, and that financial controls and systems of risk management are robust. Through the Remuneration Committee, they also determine appropriate levels of remuneration of the Executive Directors.

The Chairman is responsible for facilitating the effective contribution of Non-executive Directors, who are to receive accurate, timely and clear information so that they may effectively discharge their duties and responsibilities. The Chairman is also responsible for facilitating constructive relations between Executive and Non-executive Directors. Where necessary, Directors seek clarification or request the provision of further information.

Directors may take independent professional advice at Brambles' expense in the furtherance of discharging their duties and responsibilities. None of the Directors availed themselves of this right during the year.

The structure of the Board ensures that no individual or group of individuals dominates the Board's decision-making process.

Directors are required to complete a declaration of interest form prior to their appointment. This form is tabled at the Board meeting to consider the appointment of the relevant Director. If their circumstances change or they acquire any office, property or interest which may conflict with their office as a Director of Brambles or the interests of Brambles, Directors are required to disclose its character and extent in writing at the next Board meeting. Directors are generally not entitled to attend any part of a Board meeting, or to vote on any matter in which they have a material personal interest unless the other Directors unanimously decide otherwise. In appropriate cases, Directors may be required to absent themselves from a meeting of the Board while such a matter is being considered.

The Chairman holds meetings with the Non-executive Directors from time to time, without the presence of the Executive Directors or other executives. The Non-executive Directors meet without the Chairman present at least annually to appraise the Chairman's performance, and on such other occasions as may be considered appropriate.

The Board has a schedule of matters specifically reserved to it for decision, a copy of which can be found on the Brambles website at www.brambles.com. This schedule includes, among other matters, the establishment of the Group's overall strategic direction and strategic plans for the major business units, the approval of budgets, financial objectives and policies, and significant capital expenditure, the approval of Brambles' financial statements and published reports, the establishment of Brambles' systems of internal control and risk management, and the appointment of key senior executives. The charters of the various Board committees also require certain matters to be approved by the Board including, among other matters, the executive remuneration policy and the appointment of the external auditors.

3.1 Role of the Board (continued)

The Board is assisted by the Company Secretary who, under the direction of the Chairman, is responsible for facilitating good information flows within the Board and its committees and between senior executives and Non-executive Directors, as well as the induction of new Directors and the ongoing professional development of all Directors. The Company Secretary is responsible for monitoring compliance with the Board's procedures and for advising the Board, through the Chairman, on all governance matters. All Directors have access to the advice and services of the Company Secretary, whose appointment and removal is a matter for the Board.

The Company Secretary is Craig van der Laan, who is also Brambles' Senior Vice President – Legal and Mergers & Acquisitions. The qualifications and experience of Craig van der Laan are set out on page 19. He is a member of Brambles' Executive Leadership Team.

3.2 Board, Committee and Director performance review

Prior to the Board making any recommendation to shareholders with respect to the re-appointment of Directors, the Nominations Committee undertakes a process of reviewing their performance during the period in which they were a member of the Board and recommends to the Board whether they should be put forward for re-election.

During the year, the Board again undertook a review of the performance of the Board as a whole and each of its committees. The review was facilitated by an independent consultant and involved the completion of a detailed questionnaire by each of the Directors on matters relevant to the performance of the Board and its committees, followed by interviews with each of the Directors. The review was subsequently presented to, and reviewed by, the Board. It was also reviewed by the Nominations Committee when considering recommending to the Board whether to endorse those Directors standing for re-election.

The Board intends to carry out further performance reviews on an annual basis.

3.3 Composition of the Board

The Board consists of twelve members, with two Executive Directors (the Chief Executive Officer and the Chief Operating Officer, CHEP) and ten Non-executive Directors. The new Chief Financial Officer, upon commencement, will be appointed to the Board. David Turner and Hans-Olaf Henkel have indicated that they will retire as Directors at the conclusion of the AGM.

The biographies for each of the current Directors, shown on pages 30 and 31, indicate the breadth of their business, financial and international experience. This gives the Directors the range of skills, knowledge and experience essential to govern Brambles, including an understanding of the health, safety, environmental and community related issues which it faces. The Board considers that its current composition reflects an appropriate balance of Executive and Non-executive Directors.

Directors are appointed for an unspecified term, but are subject to election by shareholders at the first general meeting after their initial appointment by the Board. No member of the Board may serve for more than three years without being re-elected by shareholders. Re-appointment is not automatic. The Nominations Committee is responsible for considering the re-nomination of retiring Directors for re-election, having regard to the contribution of their individual skills and experience to the desired overall composition of the Board.

Brambles Limited's constitution provides that a Director who held the office of director of both BIL and BIP and was already appointed a Director of Brambles Limited at the Unification shall, for the purposes of determining that Director's first rotation period, be taken to have been appointed a Director of Brambles Limited from the earlier of the date that he or she was appointed a director of BIL and the date he or she was appointed a director of BIP. In this way, the rotation of Directors operates seamlessly and will not be affected by the Unification.

Letters of appointment, which are contracts for service but not contracts of employment, have been put in place with each of the Non-executive Directors. A copy of the standard letter of appointment used by Brambles can be found on the Brambles website at www.brambles.com. These letters confirm that the Non-executive Directors have no right to compensation on the termination of their appointment for any reason, other than for unpaid fees and expenses for the period actually served.

The names of the Directors in office at the date of this Report, the year of their most recent election by shareholders, their status as Executive or Non-executive Directors, whether the Board considers that they are independent Directors, whether they will retire and seek re-election at the AGM, and when they are next due for re-election, are set out in the table on page 51.

Prior to proposing their re-election, the Nominations Committee reviewed the performance of each Non-executive Director seeking re-election and satisfied itself that they continue to contribute effectively to the Board.

Further details are outlined in section 3.5.

3.4 Independence of Non-executive Directors

The Board has considered the independence of each of the Directors in office as at the date of the Directors' Report. A summary of the conclusions drawn by the Board in relation to each Director is set out in the table below. Having regard to its review, the Board considers that, except for David Turner, all Non-executive Directors are independent. In reaching this determination, the Board had regard to the independence criteria set out in Principle 2 of the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations.

A discussion of the potentially significant factors which the Board considered is as follows:

- Tenure – Prior to Unification, all Directors (except Dave Mezzanotte, who was appointed as a Director on 1 January 2007) were also directors of BIL and BIP. On Unification, BIL and BIP became wholly owned subsidiaries of Brambles Limited and, at that point, the Directors retired as directors of BIL and BIP (except for Mike Ihlein, who remained a Director of BIL for the entire year) and became Directors solely of Brambles Limited. For the purposes of considering whether the Directors are independent, the Board has, except in the circumstances specified below, taken into account the period during which an individual Director was also a director of BIL and BIP.

  Don Argus AO and Graham Kraehe AO were Directors of BIL since 1999 and 2000 respectively (both prior to and after the formation of the Brambles DLC) and BIP since 2001 (although Graham Kraehe was not a Director of BIL and BIP during the period March 2004 to December 2005). As indicated in the 2002 Annual Report, the Board considered that the formation of the Brambles DLC involved a fundamental change to the characteristics of, and issues faced by, the organisations from which it arose. In other words, a completely new economic enterprise was formed. Although at that time Don Argus and Graham Kraehe were associated with BIL, the Board considers that, for the purpose of considering whether they are independent, their association with BIL prior to formation of the DLC should not be taken into account.

- Retirement benefit – Don Argus was a party to a retirement benefit contract executed prior to the formation of the DLC. As indicated in the 2002 Annual Report, following the formation of the DLC, a decision was taken not to enter into any further retirement benefit contracts. Don Argus' retirement benefit contract was also amended to ensure that the amount of the retirement benefit was calculated by reference to the lower pre-DLC fees paid by BIL. On the Unification of the DLC, Don Argus retired as a Director of BIL and BIP. Under the terms of his retirement benefit contract, retirement from the Board of BIL in those circumstances entitled Don Argus to payment of his retirement benefit.

  Further details of these arrangements are provided in the Remuneration Report, on page 73. As indicated in the 2002 Annual Report, given the amendments which were made following the formation of the DLC, the Board does not consider that the existence of this contract compromised the independence of Don Argus.

Directors in office at the date of this Report

For the purposes of this table, the date of last election is the date the relevant Director was last elected to the Boards of BIL and BIP. The order in which Directors retire by rotation, having regard to the Unification, was described in section 3.3.

Name	Last elected	Executive or Non-executive	Independent	Retiring in 2007	Seeking re-election in 2007	Next due for re-election
D R Argus AO	2005	Non-executive	Yes	No	No	2008
A G Froggatt	2006	Non-executive	Yes	No	No	2009
D P Gosnell	2006	Non-executive	Yes	No	No	2009
H-O Henkel	2005	Non-executive	Yes	Yes	No	2008
M F Ihlein	2006	Executive	No	No	No	2009
S P Johns	2004	Non-executive	Yes	Yes	Yes	2007
S C H Kay	2006	Non-executive	Yes	No	No	2009
G J Kraehe AO	2006	Non-executive	Yes	No	No	2009
C L Mayhew	2005	Non-executive	Yes	Yes	Yes	2008
J Nasser AO	2004	Non-executive	Yes	Yes	Yes	2007
D J Turner	2006	Non-executive	No	Yes	No	2009
Directors appointed by the Board since the last shareholders meeting, who will be standing for election for the first time at the 2007 AGM						
D A Mezzanotte	–	Executive	No	–	–	–

3.5 Board succession planning and renewal

The Board is conscious of the need to ensure that proper processes are in place to deal with succession issues at Board level, and to keep the Board evergreen. This will require the Board periodically to assess the skills set necessary to meet Brambles' demands.

The Nominations Committee assists the Board in this process, which ordinarily involves the identification of the need for a new appointment and suitable candidates, the preparation of a brief including a description of the role and capabilities required, and the engagement of independent recruitment organisations. Further information concerning the Nominations Committee is set out in section 4.2.

Over the last several years, significant progress has been made in the ongoing process of Board renewal, with the appointment of one new Non-executive Director during the 2004 year: Jac Nasser AO; the appointment of two new Non-executive Directors during the 2005 year: Stephen Johns and Hans-Olaf Henkel; and the appointment of four new Non-executive Directors during the 2006 year: Luke Mayhew, Carolyn Kay, David Gosnell and Tony Froggatt. In addition, Graham Kraehe rejoined the Board as a Non-executive Director during the 2006 year. The Board will continue to seek over the coming years to appoint new members to succeed existing Directors as they retire, ensuring an appropriate balance of skills and experience.

3.6 Induction and ongoing professional development of Directors

Newly appointed Directors receive appropriate induction and training, specifically tailored to their needs. This includes, as appropriate, visits to operating sites, meetings with major shareholders and presentations on Brambles' businesses and functions by its business unit leaders and functional heads.

On an ongoing basis, Directors participate from time to time in various seminars and conferences held by industry and professional bodies. In addition, Board meetings regularly include sessions on recent developments in governance and corporate matters.

3.7 Board meetings

The Board holds scheduled Board meetings at least six times a year to review matters such as Brambles' financial performance, current trading, key business initiatives, and strategy, budget and business plans. The meetings are generally held over two days. The Board meets in Sydney and other locations, including operational sites, from time to time. Details of the number of Board and committee meetings held during the year, and attendance at those meetings by each of the Directors and committee members, are set out in the Directors' Report on page 82.

Presentations to the Board are frequently made by senior executives.

The Board recognises the importance of independent judgment and constructive debate on all issues under consideration.

3.8 Directors' remuneration

Details of remuneration, including retirement benefits, paid to the Directors are set out in the Remuneration Report on pages 63, 64, 67, 73 and 74.

4. Committees of the Board

The Board has established three standing committees to assist in the execution of its responsibilities: the Audit Committee, the Nominations Committee and the Remuneration Committee. Other committees of the Board are formed from time to time to deal with specific matters.

Each of the Board's standing committees operates under a charter detailing its delegated authority from the Board. The charter of each committee can be found on the Brambles website at www.brambles.com.

Regular reports of the committees' activities are provided to the Board and minutes are circulated to all Directors.

4.1 Audit Committee

The objective and purpose of the Audit Committee is to assist the Board in fulfilling its corporate governance and oversight responsibilities by:

- monitoring and reviewing:
  - the integrity of financial statements;
  - internal financial controls;
  - the objectivity and effectiveness of the internal auditors; and
  - the independence, objectivity and effectiveness of the external auditors;
- making recommendations to the Board in relation to the appointment of the external auditors, the approval of their remuneration and the terms of their engagement;
- reviewing and monitoring the policy on the engagement of the external auditors to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external auditors; and
- reporting to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

The Audit Committee discharges these responsibilities by meeting regularly throughout the year and, among other matters:

- reviewing, and challenging where necessary, the actions and judgment of management in relation to all regular financial reports and any other formal announcements relating to Brambles' financial performance prepared for release to the ASX, regulators and the public, including interim and annual financial reports, before making appropriate recommendations to the Board;

- reviewing the audit plans of the internal auditors, including the scope and materiality level of their audits, monitoring compliance with, and the effectiveness of, the audit plans of the internal auditors, reviewing reports from the internal auditors on their audit findings, management responses and action plans in relation to those findings, and reports from the internal auditors on the implementation of those action plans, and facilitating an open avenue of communication between the internal auditors, the external auditors and the Board;

- reviewing the audit plans of the external auditors, including the nature, scope, materiality level and procedures of their audits, monitoring compliance with, and the quality and effectiveness of, the audit plans of the external auditors, and reviewing reports from the external auditors in relation to their major audit findings, management responses and action plans in relation to those findings, and reports from the external auditors on the implementation of those action plans; and

- reviewing and recommending to the Board the fees payable to the external auditors, pre-approving the performance by the external auditors of any non-audit related work in accordance with the Board's policy, and any proposed fees to be paid to the external auditors for that work, and monitoring compliance with the Board's policy on the performance by the external auditors of non-audit related work.

The Committee is also responsible for ensuring that Brambles' policy on Speaking Up is properly communicated and complied with throughout Brambles, for monitoring that policy, and for ensuring that appropriate protection against victimisation and dismissal is given to Brambles employees who make certain disclosures in the public interest.

A copy of the Audit Committee's charter giving full details of its duties and responsibilities can be found on the Brambles website at www.brambles.com.

In line with current best practice recommendations, the Audit Committee is comprised entirely of Non-executive Directors, all of whom the Board considers to be independent.

The members of the Audit Committee, including details of their relevant qualifications, are as follows:

- Stephen Johns (Committee Chairman) had a long career as a senior Executive and Director of the Westfield Group, holding a number of positions including that of Finance Director from 1985 until 2002. He holds a Bachelor of Economics degree from the University of Sydney and is a Fellow of the Institute of Chartered Accountants in Australia.

- David Gosnell (appointed to the Committee on 19 September 2006) is the Managing Director of Global Supply and Procurement for Diageo plc. He holds a Bachelor of Science degree in Electrical and Electronic Engineering from Middlesex University, England.

- Carolyn Kay (appointed to the Committee on 19 September 2006) is a Director of Commonwealth Bank and the Starlight Foundation and an External Board Member of Allens Arthur Robinson. She holds a Bachelor of Law and Arts degree from the University of Melbourne and a Graduate Diploma of Management from the AGSM. She is a Fellow of the Australian Institute of Company Directors.

- Graham Kraehe (appointed to the Committee on 19 September 2006) is the Non-executive Chairman of Bluescope Steel Limited and a member of the Board of the Reserve Bank of Australia. He was a Director of BIL from December 2000, and BIP from August 2001, until, in both cases, March 2004, when he retired due to his commitments as Chairman of National Australia Bank Limited. He has a Bachelor of Economics degree from Adelaide University.

Roy Brown and Sir David Lees retired as members of the Committee on 31 December 2006, when they also retired as Directors.

The Board considers that each of the members of the Audit Committee has recent and relevant financial experience and an understanding of accounting and financial issues relevant to the industries in which Brambles operates.

Details of Audit Committee meetings held during the year, and attendance at those meetings, are set out in the Directors' Report on page 82.

CORPORATE GOVERNANCE REPORT (continued)

4.2 Nominations Committee

The objective and purpose of the Committee is to support and advise the Board in fulfilling its responsibilities to shareholders in ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of Directors.

The Committee discharges these responsibilities by meeting regularly throughout the year and, among other matters:

- assessing periodically the skills required to discharge competently the Board's duties, having regard to the strategic direction of the Group, and assessing the skills currently represented on the Board by the Directors to determine whether those current skills meet the required skills as identified;

- reviewing the structure, size and composition (including the balance of skills, knowledge and experience) of the Board and the effectiveness of the Board as a whole, and keeping under review the leadership needs of Brambles, both executive and non-executive, with a view to ensuring the continued ability of Brambles to compete effectively in the marketplace;

- preparing a description of the role and capabilities required for any Board appointment; identifying suitable candidates to fill Board vacancies as and when they arise and nominating candidates for the approval of the Board;

- ensuring that, in determining the process for the identification of suitable candidates for appointment:
  - a search is undertaken by an appropriately qualified independent third party acting on a brief prepared by the Committee which identifies the skills sought;
  - the search is international, extending to those countries in which candidates with the necessary skills would ordinarily be expected to be found; and
  - candidates are considered from a wide range of backgrounds;

- ensuring that, on appointment, Non-executive Directors receive a formal letter of appointment, setting out the time commitment and responsibility envisaged in the appointment;

- in relation to any re-appointment of a Non-executive Director on conclusion of their specified term of office, undertaking a process of review of the retiring Non-executive Director's performance during the period in which they have been a member of the Board;

- reviewing annually the time commitment required of Non-executive Directors and carrying out performance evaluations to assess whether the Non-executive Directors are devoting enough time to fulfil their duties; and

- giving full consideration to appropriate succession planning, satisfying itself that processes and plans are in place in relation to both Board (particularly for the key roles of Chairman and Chief Executive Officer) and other senior appointments.

A copy of the Nominations Committee's charter giving full details of its duties and responsibilities can be found on the Brambles website at www.brambles.com.

The members of the Nominations Committee are Don Argus (Committee Chairman), Stephen Johns (appointed to the Committee on 19 September 2006), Graham Kraehe (appointed to the Committee on 19 September 2006) and Jac Nasser AO. Mark Burrows and Sir David Lees retired as members of the Committee on 31 December 2006, when they also retired as Directors.

Details of Nominations Committee meetings held during the year, and attendance at those meetings, are set out in the Directors' Report on page 82.

4.3 Remuneration Committee

The objective and purpose of the Committee is to assist the Board in establishing remuneration policies and practices which:

- enable Brambles to attract and retain executives and Directors who will create value for shareholders;

- fairly and responsibly reward executives having regard to the performance of Brambles, the performance of the executive and the general remuneration environment; and

- comply with the provisions of the ASX Listing Rules and the Act.

The Committee discharges these responsibilities by meeting regularly throughout the year and, among other matters:

- determining and agreeing with the Board the broad policy for the remuneration of the Chief Executive Officer, the Chairman of the Board and other members of the senior executive team, and reviewing the ongoing appropriateness and relevance of the executive remuneration policy;

- determining the remuneration for the Executive Directors and the Company Secretary, reviewing the proposed remuneration for the senior executive team, ensuring that contractual terms on termination, and any payments made, are fair to the individual and Brambles, that failure is not rewarded and that the duty to mitigate loss is fully recognised, and, in determining such packages and arrangements, giving due regard to all relevant regulations and associated guidance;

- insofar as they impact on the Executive Directors and the senior executive team, approving the design of, and determining targets for, all cash-based executive incentive plans, and approving the total proposed payments from all such plans;

- keeping all equity based plans under review in the light of legislative, regulatory and market developments, determining each year whether awards will be made under such plans and whether there are exceptional circumstances which allow awards at other times, approving total proposed awards under each plan, and approving awards to Executive Directors and reviewing awards made to the senior executive team;

- annually reviewing and taking account of the remuneration trends across Brambles in its main markets; and advising on any major changes in employee benefit structures throughout Brambles;
- reviewing the funding and performance of Brambles' retirement plans and reporting to the Board; and
- selecting, appointing and setting the terms of reference for external remuneration consultants who advise the Committee in respect of the remuneration of the Executive Directors.

A copy of the Remuneration Committee's charter giving full details of its duties and responsibilities can be found on the Brambles website at www.brambles.com.

The Remuneration Committee is comprised entirely of Non-executive Directors, all of whom the Board considers to be independent.

The members of the Remuneration Committee are Luke Mayhew (Committee Chairman), Don Argus (appointed to the Committee on 1 January 2007), Tony Froggatt (appointed to the Committee on 19 September 2006), Hans-Olaf Henkel (appointed to the Committee on 19 September 2006) and Jac Nasser. Mark Burrows retired from the Committee on 31 December 2006, when he also retired as a Director.

The Committee meets at least three times a year. Details of Remuneration Committee meetings held during the year, and attendance at those meetings, are set out in the Directors' Report on page 82. Details of Brambles' remuneration policy can be found in the Remuneration Report on pages 58 to 60.

5. Management committees

5.1 Executive Leadership Team

The Brambles Executive Leadership Team (previously Executive Committee) assists in developing and implementing Brambles' strategic direction, and ensuring its resources are well managed. The Team has a range of responsibilities, which include:

- reviewing business and corporate strategies;
- formulating major policies in areas such as succession planning and talent management, human resources management, information technology, risk management, communications, and post-investment project reviews;
- leading initiatives which may from time to time vary but now include:
  - Zero Harm;
  - diversity;
  - quality; and
  - customer listen and act; and
- leading the implementation of change processes.

Minutes of meetings of the Team are circulated to the Board.

The members of the Team are Mike Ihlein (Chief Executive Officer and Committee Chairman), Dave Mezzanotte (Chief Operating Officer, CHEP), Elton Potts (President and Chief Executive Officer, Recall) and Craig van der Laan (Senior Vice President – Legal and Mergers & Acquisitions and Company Secretary). The new Chief Financial Officer of Brambles, upon commencement, will become a member of the Team.

David Turner was a member and Chairman of the Executive Committee during the year until his retirement as Chief Executive Officer on 30 June 2007. Mark Luby, Jean-Louis Laurent, Al Trujillo, Tom Brown, and Paul Martinez were members of the Committee during the year until they left Brambles on 7 July 2006, 31 August 2006, 13 May 2007, 18 May 2007 and 31 May 2007 respectively.

5.2 Group Risk Committee

The Group Risk Committee assists the Board in fulfilling its corporate governance and oversight responsibilities by establishing, monitoring and reviewing internal control and risk management systems to safeguard shareholders' investment and Brambles' assets, ensuring compliance with, reviewing the effectiveness of, and continuously monitoring Brambles' internal control systems, and reporting to the Board on a regular basis.

Based on its review work, the Committee also prepares and submits to the Board a statement on internal control covering the previous year for inclusion in Brambles' annual report and accounts, in compliance with the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations and with other best practice.

The Committee members are Mike Ihlein (Chief Executive Officer and Committee Chairman), Craig van der Laan (Senior Vice President - Legal and Mergers & Acquisitions and Company Secretary), key managers from each business unit and senior executives from Brambles' risk management, legal and internal audit functions. The new Chief Financial Officer, upon commencement, will become a member and Chairman of the Committee, replacing Mike Ihlein.

A copy of the Group Risk Committee's charter can be found on the Brambles website at www.brambles.com.

5.3 Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee assists the Board in providing leadership in the area of corporate social responsibility (CSR). Its activities have included consulting with stakeholders, the development of Brambles' CSR framework and policy, benchmarking through public indices such as DJSI and FTSE4Good Index and the regular review and monitoring of Brambles' CSR performance.

Following the divestments of the Cleanaway, Brambles Industrial Services and Regional Businesses (reported in the 2006 Annual Report) and the Unification, the function and role of this Committee is being reviewed.

The members of the Committee are Mike Ihlein (Chief Executive Officer and Committee Chairman), Craig van der Laan (Senior Vice President – Legal and Mergers & Acquisitions and Company Secretary) and senior executives from Brambles' risk management, communications and legal functions. Other senior executives, particularly the Head of Investor Relations, are also invited to attend as appropriate.

6. Accountability and audit

6.1 Internal control and risk management

The Board has overall responsibility for Brambles' systems of internal control, supported by management, and in particular by the Group Risk Committee, the Audit Committee and internal audit. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to limiting the risk of failure to achieve business objectives. It must be recognised, however, that internal control systems can provide only reasonable, and not absolute, assurance against the risk of material loss.

Key elements of Brambles' internal control systems include:

- a Code of Conduct that sets out an ethical and legal framework for all employees in the conduct of Brambles' business;

- financial systems to provide timely, relevant and reliable information to management and to the Board;

- appropriate formalised delegations and limits of authority consistent with Brambles' objectives;

- annual management declarations confirming, among other matters, the adequacy of internal control procedures and compliance with all regulatory and statutory requirements;

- an internal audit function to provide assurance on the robustness of the ongoing internal control environment; and

- other sources of independent assurance, such as environmental audits, occupational health and safety audits and reports from the external auditors.

During the year, the Board reviewed the effectiveness of the internal control systems and risk management and will continue to do so on an ongoing basis by:

- considering and approving the budget and forward plan of each business;

- reviewing detailed monthly reports on business performance and trends;

- setting limits on delegated authority;

- receiving regular reports on Brambles' treasury activities, and reviewing treasury guidelines, limits and controls;

- receiving reports from the Group Risk Committee, which has a broad responsibility to assist the Board in monitoring and reviewing internal control and risk management systems; and

- receiving reports from the Audit Committee, which has a responsibility to assist the Board in reviewing internal financial controls.

The key elements of Brambles' business risk management systems are set out below:

Risk control – risks to the achievement of business objectives are identified through a process of examination between Brambles' risk management team and functional process-owners. The identified risks are assessed in facilitated workshops in terms of their underlying causes, business consequences, external variables and controllability, current internal control effectiveness, likelihood of occurrence and overall risk priority. The resulting risk and control profiles are presented to the Board, together with a risk improvement program designed to increase the effectiveness of controls and manage the overall level of risk. This process forms part of the Board's annual review of the effectiveness of the systems of internal control.

Risk monitoring – in addition to regular monitoring by the Group Risk Committee, risks and controls are reassessed by management on a biannual basis and reported to the Board along with details of progress in implementing the risk improvement program. The effectiveness of the specific risk controls and risk improvement programs are also periodically reviewed by internal audit, and the results reported to the Group Risk Committee and the Board.

6.2 External audit

PricewaterhouseCoopers has been engaged by the Board to act as external auditors to Brambles since the 2002 financial year. Under the terms of engagement, the Australian audit engagement partner will rotate every five years.

The Audit Committee is responsible for making recommendations on the appointment, evaluation and dismissal of external auditors, setting fees and reviewing the independence and objectivity of the external auditors.

The Board remains committed to its policy relating to the performance of non-audit work by external auditors, so as to safeguard the external auditors' objectivity and independence. This is achieved by prohibiting non-audit work where independence may be compromised or conflicts arise. Prior consultation with, and approval of, the Audit Committee is required wherever management recommends that the external auditors undertake non-audit work. Management consultancy, information technology implementation and specialist internal audit work will not be performed by the external auditors.

Details of the amounts paid to the external auditors during the year for audit and non-audit services are set out in Note 34 on page 152.

7. Share ownership and dealing

Details of Brambles Limited shares held by Directors are set out on pages 71 and 75. The Board has put in place policies covering dealings in securities by Directors, senior executives and individuals located in Brambles' headquarters. These are contained in a Securities Trading Policy, a copy of which can be found on the Brambles website at www.brambles.com.

The policy is designed to ensure that shareholders, customers and the international business community have confidence that Brambles' Directors and senior executives are expected to comply with the law and best practice in corporate governance, and handle confidential information lawfully and with integrity.

Under this policy, Directors and relevant employees are required to obtain approval before dealing in Brambles Limited's securities, and are prohibited from such dealing at certain times, other than in exceptional circumstances, and then only where the relevant person declares that he or she does not possess any price sensitive, non-public information.

Any dealings in Brambles Limited shares by a Director or a member of the Brambles Executive Leadership Team are reported to Brambles within two business days of effecting such dealings. The ASX and a UK regulatory information service are notified of these transactions within applicable time limits.

8. Corporate social responsibility

Brambles is committed to meeting high standards of compliance with respect to its health, safety, environmental and community responsibilities, which are essential to the way in which Brambles' businesses operate.

A Corporate Social Responsibility Report addressing these issues can be found on pages 32 to 43, and on the Brambles website at www.brambles.com.

9. Brambles Code of Conduct

Brambles has a Code of Conduct, which provides an ethical and legal framework for all employees in the conduct of Brambles' business. The Code of Conduct defines how Brambles relates to its shareholders, employees, customers, suppliers and the community. Further details of the content of the Code of Conduct are set out in the Corporate Social Responsibility Report. A copy of the Code of Conduct can be found on the Brambles website at www.brambles.com.

10. ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations

The Board considers that, during the year and as at the date of the Directors' Report, Brambles was in compliance in all material respects with the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations.

The Board will continue to take steps it considers appropriate to ensure Brambles' compliance with the relevant governance requirements, including those arising under the ASX Corporate Governance Council's Corporate Governance Principles and Recommendations, 2nd Edition, which takes effect on 1 January 2008.

DIRECTORS' REPORT – REMUNERATION REPORT

Contents

1.   Introduction

This Remuneration Report includes information on Brambles' Executive Directors, Non-executive Directors, and other Group executives whose details are required to be disclosed (**Disclosable Executives**).

The Disclosable Executives include those persons having authority and responsibility for planning, directing and controlling the activities of the Group, and who, for some or all of the year ending 30 June 2007 (**Year**), have been a member of the Executive Leadership Team (previously the Executive Committee) of Brambles (**Key Management Personnel**), as well as the five most highly paid executives of each of Brambles Limited and the Group (**Other Senior Executives**).

This report includes all disclosures required by the Act, regulations made under that Act, and Australian Accounting Standard AASB 124: Related Party Disclosures. The disclosures required by AASB 124 have been audited. Disclosures required by the Act cover both Brambles Limited and the Group.

2.   Remuneration Committee

The Remuneration Committee (**Committee**) operates under delegated authority from Brambles' Board. The Committee's activities are governed by its Charter, which is available on the Brambles website www.brambles.com. The Committee's responsibilities include recommending overall remuneration policy to the Board, approving the remuneration arrangements for both the Executive Directors and the Company Secretary and reviewing the remuneration policy and individual arrangements for other senior managers.

Details of the membership of the Committee can be found on page 55.

A full list of the advisers who provided data or consulting services to the Committee during the Year, together with details of other services provided by them to the Group, can be found on the Brambles website www.brambles.com/BXB/content/corpgov_committees_remun.html.

3.   Remuneration policy and structure

The Board has adopted a remuneration policy for the Group which is consistent with its business objectives and designed to attract and retain high calibre executives, align executive rewards with the creation of shareholder value and motivate executives to achieve challenging performance levels.

The Board's policy is that service contracts for the Group's senior managers should have no fixed term but should be capable of termination on a maximum of 12 months' notice, with the employing company retaining the right to terminate the contract immediately by making a payment equal to no more than 12 months' pay in lieu of notice. Some executives (but not the Executive Directors) have pre-existing service contracts that contain notice periods that exceed 12 months, or are based in countries where higher severance terms apply.

When setting and reviewing remuneration levels for the Executive Directors and other members of the Executive Leadership Team, the Committee considers the experience, responsibilities and performance of the individual and takes account of market data relevant to the individual's role and location, as well as Brambles' size, geographic spread and complexity. The Group's remuneration policy is to pay at the median level of remuneration for target capability and performance and to provide upper quartile rewards for outstanding capability and performance.

Remuneration is divided into those components which are not directly linked to such performance (that is, they are "**Fixed**"), and those components which are variable and are directly linked to Brambles' financial performance (that is, they are "**At Risk**").

3.1   Fixed remuneration

Fixed remuneration generally consists of base salary and benefits. However, the Executive Directors and certain other managers based in Australia are provided with an annual Total Fixed Remuneration (**TFR**) amount and have flexibility as to the precise mixture of cash and benefits they receive within that amount. These benefits are provided at cost and are inclusive of any Fringe Benefits Tax (**FBT**) incurred by the relevant employing company. They may include motor vehicles, health care, and disability and life insurance. Senior managers who are not covered by TFR may receive similar benefits in addition to their base salary.

Some retirement benefits are delivered under defined benefit plans. The Board considers that defined benefit pension plans have the potential to create an unreasonable financial burden on the Group. No new members will therefore be admitted to such plans, save in exceptional circumstances. The Directors do not participate in company-sponsored defined benefit pension plans.

As an international group, Brambles operates an international mobility policy which can include the provision of housing, payment of relocation costs and other location adjustment expenses where appropriate. David Turner received some of these benefits during the Year (see Section 5.3 for details).

3.2   At Risk remuneration

In addition to those elements of remuneration which are Fixed, a significant element of senior managers' total potential reward is required to be At Risk. This means that an individual's maximum potential remuneration may be achieved only in circumstances where they have met challenging objectives which contribute to Brambles' overall profitability and performance for the benefit of all shareholders.

At Risk remuneration is provided to Brambles' senior managers through short term incentive (STI) and long term incentive (LTI) arrangements. All the incentive plans under which awards to Executive Directors and the Disclosable Executives are still to vest or be exercised are summarised either in the table below or in Sections 7.2 or 7.3.

Brambles' current incentive arrangements were approved by shareholders, with a 98.99% vote in favour, at the 2006 Extraordinary General Meetings of BIL and BIP, prior to Unification.

The current arrangements are very similar to those in place for the previous two years, and conform to Australian corporate governance guidelines and best practice. They include four different types of award, the key features of which are summarised below. (References to "TSR" are references to Total Shareholder Return, which measures the returns that a company has provided for its shareholders, reflecting share price movements and reinvestment of dividends over a specified period.)

	Nature of award	Size of award	Vesting conditions	Vesting schedule	Performance/ vesting period	Life of award
STI Cash Award	Cash	Based on performance against Key Performance Indicators (KPIs) for the financial year just ended	N/A	N/A	N/A	N/A
STI Share Award	Share rights	Up to 100% of size of STI Cash Award[1]	Time	100% vests based on continued employment	Three years	Maximum of six years
Enhanced STI Share Award	Share rights	Up to 50% of size of STI Share Award	Time and TSR performance relative to the S&P/ASX100	4% vesting if TSR is ranked 37th out of 100 companies. 100% vesting if 25th or better[2]	Three years	Maximum of six years
LTI Award	Share rights	% of salary/TFR	Time and TSR performance relative to the S&P/ASX100	30% vesting if TSR is ranked 50th out of 100 companies. 100% vesting if 25th or better[2]	Three years	Maximum of six years

3.2 At Risk remuneration (continued)

The manner in which the awards operate is summarised below:



The market value at the date of grant of all equity awards made to any person in any financial year should not normally (and did not during the Year) exceed two times their TFR. The Committee may, however, increase this limit to three times TFR in exceptional circumstances.

During the Year, 82 individuals below the senior management level were nominated to receive an equity award on a one-off, selective basis, with each receiving an STI Share Award over 5,000 shares. This was to recognise superior individual performance and/or to retain individuals who are of particular value to the Group due to their potential and/or their skills and knowledge. It is planned to make similar awards during the year ending 30 June 2008.

More detailed information on Brambles' current incentive arrangements is set out in Section 4, and in the plan rules, which can be found on Brambles' website at www.brambles.com/BXB/content/corpgov_committees_remun.html.

After Unification, the Committee commenced a review of Brambles' reward strategy with the aim of ensuring that it continues to support both the Group's business objectives and the interests of shareholders. While this review is ongoing, any changes are likely to be evolutionary in nature, building on the strengths of Brambles' existing arrangements which received widespread shareholder support in 2004 and again in 2006. Shareholder approval will be sought for any changes as appropriate.

4. Performance of Brambles

Brambles' remuneration policy is directly linked to its performance, both in terms of earnings and the creation of shareholder wealth. This link is achieved in the following ways:

- by placing a significant portion of executives' remuneration At Risk;
- by selecting appropriate Key Performance Indicators (**KPIs**) for annual STI Cash Awards and performance conditions for equity awards; and
- by requiring those KPIs or conditions to be met in order for the At Risk component of reward to be awarded or to vest.

4.1 STI Key Performance Indicators

As outlined in Section 3.2, senior managers have the opportunity to receive an annual STI Cash Award based on performance against KPIs. The KPIs chosen for the years ending 30 June 2007 and 2008 (in addition to an individual's personal and safety objectives) were Brambles Value Added (**BVA**), plus (for members of the Executive Leadership Team) Profit After Tax (**PAT**) and Cash Flow From Operations (**CFO**).

A focus on BVA helps ensure the efficient use of capital within Brambles, PAT captures interest and tax charges which are not directly incorporated in BVA, and CFO is a key measure of a company's ability to pay dividends and pursue growth opportunities, and is used by many analysts as a basis for valuing companies.

The key levels of performance possible against each of the financial KPIs relevant to the STI awards for the Year were: **Threshold** (the minimum necessary to qualify for the awards); **Target** (where the performance targets have been met); and **Maximum** (where the targets have been exceeded, and the related rewards have reached their upper limit).

The actual levels of performance achieved for the Year against the financial KPIs are summarised in the table below. These outcomes determined the level of this Year's STI Cash Awards to the Executive Directors. STI Cash Awards to other Disclosable Executives were determined by performance against similar KPIs, but in some cases those KPIs related to relevant business units below the Group level.

KPIs	Level of performance achieved during the Year[3]
Brambles BVA	Between Target and Maximum
Brambles CFO	Between Target and Maximum
Brambles PAT	Between Target and Maximum
CHEP BVA	Between Target and Maximum
Recall BVA	Between Threshold and Target

4.2 Equity award vesting conditions

As outlined in Section 3.2, senior managers also have the opportunity to receive equity awards in the form of STI Share Awards, Enhanced STI Share Awards and LTI Awards. The vesting of all three types of equity award normally only occurs three years from the date of award. The vesting of Enhanced STI Share Awards and LTI Awards also depends on Brambles' TSR ranking relative to the S&P/ASX100 over a three year Performance Period in accordance with the vesting schedules described in Section 3.2. A relative TSR performance condition helps ensure that value is only delivered to participants if the investment return actually received by Brambles' shareholders is sufficiently high relative to the return they could have received by investing in a portfolio of alternative stocks over the same period. Vesting is also conditional on the Board being satisfied that the financial performance of Brambles over the Performance Period has been at an acceptable level.

Under the 2006 Share Plan, TSR calculations are normally based on average daily closing share prices in the three months immediately preceding the start and end of the three year Performance Period. Due to the process of Unification, the awards which would normally have been made on 30 August 2006 were deferred until 19 January 2007. In order to minimise the impact of any share price volatility immediately after Unification, the TSR base for these awards (against which subsequent performance will be measured) was calculated as the average over all the trading days from 2 January 2007 to 20 February 2007 inclusive. The Performance Period for these awards will therefore be shorter than the usual three years, and will run from 21 February 2007 to 30 June 2009.

Details of the executive equity awards which were made between 1 August 2001 and 30 June 2006 are set out in Section 7.3. The vesting of these awards was subject variously to performance conditions based on earnings per share (**EPS**), compound annual growth rate (**CAGR**), or relative TSR ranking[4].

The following tables illustrate the relationship between Brambles' remuneration policy and performance, showing the level of vesting of equity awards triggered by performance over various periods to 30 June 2006 and to 30 June 2007. In the case of awards which have not yet reached their earliest testing date, the level of vesting shown is that which would be triggered if the current level of performance were maintained until testing.

DIRECTORS' REPORT – REMUNERATION REPORT (continued)

4.2 Equity award vesting conditions (continued)

4.2.1 EPS CAGR performance – awards under 2001 Share Plans

Awards under the 2001 Share Plans are subject to performance hurdles based on compound annual growth (CAGR) in earnings per share (EPS). The following table details, for awards made during the financial years indicated, the performance against the applicable hurdle for the periods indicated.

Awards made during year	Performance condition	Start of performance period	Period to 30 June 2006		Period to 30 June 2007	
			CAGR performance (p.a.)	Vesting triggered (as % of original award)	CAGR performance (p.a.)	Vesting triggered (as % of original award)
2002[5]	EPS CAGR	1 Aug 2001	8.7%	40.9%	11.1%	63.4%
2003[5]	EPS CAGR	1 Jul 2002	11.9%	70.9%	14.2%	92.5%
2004[5]	EPS CAGR	1 Jul 2003	20.7%	100%	N/A	N/A

See Section 7.2 for further information on the calculation of EPS for historical awards.

4.2.2 Relative TSR performance – awards under 2001 Option Plans and 2004 and 2006 Share Plans

Awards under the above Option and Share Plans are subject to performance hurdles based on relative TSR. The following table details, for awards made during the financial years indicated, the performance against the applicable hurdle for the periods indicated.

Awards made during year	Performance condition	Start of performance period	Period to 30 June 2006		Period to 30 June 2007	
			Ranking performance (out of 100)	Vesting triggered (% of original award)	CAGR performance (p.a.)	Vesting triggered (% of original award)
2002[6]	Relative TSR[8]	1 Aug 2001	58.25[8]	0%	58.8[8]	0%
2003[6]	Relative TSR[8]	1 Jul 2002	61[8]	0%	60.5[8]	0%
2004[6]	Relative TSR[8]	1 Jul 2003	17.75[8]	100%	N/A	N/A
2005[7]	Relative TSR[9]	1 Jul 2004	14[9]	N/A	17.4[9]	100% Enhanced STI Awards 100% LTI Awards

The following table provides similar details for awards which have yet to be tested.

Awards made during year	Performance condition	Start of performance period	Ranking performance (out of 100)	Period to 30 June 2007
				Vesting if current performance is maintained until earliest testing date (% of original award)
2006[10]	Relative TSR[11]	1 Jul 2005	31.5[11]	36% Enhanced STI Awards 47% LTI Awards
2007[10]	Relative TSR[11]	21 Feb 2007	88[11]	0% Enhanced STI Awards 0% LTI Awards

5. Executive Directors and Disclosable Executives

5.1 Executive Director changes

5.1.1 D J Turner

David Turner retired as Brambles' Chief Executive Officer on 30 June 2007. He will, however, remain on the Board as a Non-executive Director until the conclusion of the AGM, in order to facilitate an orderly handover to Mike Ihlein as his successor.

The material terms of David Turner's retirement arrangements are outlined below.

On cessation of his employment, David Turner was paid an amount in cash equal to the sum of the following:

(a) an estimate of the sum which would have been paid to him in September 2007 pursuant to his STI Cash Award for the Year; and

(b) an estimate of the aggregate face value of the shares subject to the award which would otherwise have been made to him in September 2007 pursuant to his STI Share Award for the Year.

The two amounts in (a) and (b) were identical, and will be adjusted based on the audited final results for the Year. David Turner will receive no compensation in respect of either the anticipated Enhanced STI Share Award or LTI Award for the Year which would otherwise have been made to him if he had remained employed.

In addition to these payments, the following terms were agreed with David Turner:

- David Turner will be afforded good leaver[12] treatment in respect of his previously granted awards under Brambles' 2001 Option Plans and the 2001, 2004 and 2006 Share Plans.
- David Turner was paid an amount on account of accrued but untaken annual leave. The tax equalisation provisions under David Turner's Service Agreement were applied to this payment and the balance of his TFR up to the date on which his employment ceased as Chief Executive Officer.
- Brambles will pay up to £25,000 towards costs that David Turner incurs in obtaining taxation advice and in relation to the preparation of taxation returns for fiscal periods up to and ending on 30 June 2008.
- Brambles will reimburse David Turner for reasonable costs that he incurs, up to a maximum of A$10,000, in shipping personal effects from Australia to the United Kingdom prior to 31 December 2007.
- Following cessation of his employment as Chief Executive Officer, neither David Turner nor any person engaged by him, nor any corporation in which he is concerned will, directly or indirectly, anywhere in the world, for a period of two years undertake any work or otherwise be engaged by or involved in:

(a) any business in competition with or of a similar nature to CHEP and/or Recall; or

(b) any business, if and to the extent that him doing so would result in Brambles breaching non-competition undertakings that it has given to purchasers of businesses divested as part of its restructuring since October 2005.

This will not prevent David Turner from holding a relevant interest in not more than 5% in aggregate of any class of issued shares or securities of any listed corporation or other entity which is listed or traded on a stock exchange.

- With effect from 1 July 2007, until his retirement from the Board as a Non-executive Director, David Turner will only receive those benefits which are normally payable to a Non-executive Director of Brambles.

5.1.2 M F Ihlein

Mike Ihlein was appointed by the Board to succeed David Turner as Chief Executive Officer, and commenced in that role on 1 July 2007.

The material terms of Mike Ihlein's employment arrangements as Chief Executive Officer are outlined below.

With effect from 1 July 2007, Mike Ihlein receives an annual TFR of A$2,250,000. This is subject to annual review.

Mike Ihlein will participate in Brambles' STI arrangements. In respect of each financial year commencing on and from 1 July 2007, he will receive an STI Cash award, the cash opportunity under which will be 45% of TFR at target and 67% of TFR at maximum.

Mike Ihlein will also participate in Brambles' LTI arrangements, currently provided under the 2006 Share Plan. Mike Ihlein will receive in respect of each financial year commencing on and from 1 July 2007:

- an STI Award of share rights, the Brambles shares subject to which will have a market value, calculated as at the date of grant, equal to the STI Cash Award referable to that financial year;
- an Enhanced STI Award of share rights, the Brambles shares subject to which will have a market value, calculated as at the date of grant, equal to 22.5% of TFR, which may be increased to 33.5% at maximum; and
- an LTI Award of share rights, the Brambles shares subject to which will have a market value, calculated as at the date of grant, equal to 88% of TFR.

In the event of Mike Ihlein's death, his estate will be entitled to a payment equal to 1.3 times his TFR.

5.1 Executive Director changes (continued)

5.1.3 D A Mezzanotte

Dave Mezzanotte was appointed to the Brambles Board as an Executive Director with effect from 1 January 2007.

On 7 August 2007, Dave Mezzanotte entered into an agreement under which he will remain with the Group until 30 June 2008, in order to facilitate a smooth and effective transition to the new CHEP management structure announced on that date. At the end of that period, or at an earlier date determined by Brambles at its discretion, Dave Mezzanotte's employment will come to an end, and he will cease to hold office as a Director of Brambles.

The material terms of Dave Mezzanotte's employment arrangements, as amended by the agreement entered into on 7 August 2007, are outlined below.

During the year, Dave Mezzanotte received a base salary of US$735,000. Effective 1 July 2007, Dave Mezzanotte receives a base salary of US$800,000.

Dave Mezzanotte will receive his normal STI Cash Award for the Year, and for the year ending 30 June 2008 (pro-rated for his period of service during that year). He will not receive an STI Share Award, Enhanced STI Award or LTI Award for the Year or for the year ending 30 June 2008. Dave Mezzanotte will instead be paid an amount in cash equal to the face value of the STI Share Awards which would have been made to him for each of those years, together with an additional payment of US$200,000, if he remains employed until 30 June 2008.

Dave Mezzanotte will be afforded good leaver[12] treatment in respect of his previously granted awards under Brambles' 2004 and 2006 Share Plans.

On the termination of his employment pursuant to the agreement dated 7 August 2007, Dave Mezzanotte will receive a payment equal to US$800,000 in lieu of notice. Dave Mezzanotte will also receive outplacement services, insurance benefits, and other standard benefits and payments, including cash payments for health and life insurance, and car allowance.

Following cessation of his employment, neither Dave Mezzanotte nor any person engaged by him, nor any corporation in which he is concerned, will directly or indirectly, anywhere in the world, for a period of two years undertake any work or otherwise be engaged by or involved in:

(a) any business in competition with or of a similar nature to CHEP and/or Recall; or

(b) any business, if and to the extent that him doing so would result in Brambles breaching non-competition undertakings that it has given to purchasers of businesses divested as part of its restructuring.

This will not prevent Dave Mezzanotte from holding a relevant interest in not more than 1% in aggregate of any class of issued shares or securities of any listed corporation or other entity which is listed or traded on a stock exchange.

5.2 Service contracts

Name and role(s)	Contract type and any special terms	Salary/TFR	Other directorships & associated fees	Termination	Pension
Executive Directors					
D J Turner Chief Executive Officer, Brambles, to 30 June 2007.	Continuing contract terminated by reason of retirement on 30 June 2007. See Section 6 for terms applicable as a Non-executive Director from 1 July 2007.	TFR of £1,190,335 from 1 July 2006 until retirement as Chief Executive Officer on 30 June 2007.	Permitted to act as a non-executive director of the Commonwealth Bank of Australia with effect from 1 August 2006 and to retain the fees from that appointment, being A$183,389 for the Year.	Termination benefits disclosed in Sections 5.1.1 and 5.3.	TFR amount includes any pension contributions.
M F Ihlein Chief Financial Officer, Brambles, to 30 June 2007. Chief Executive Officer, Brambles, from 1 July 2007.	Continuing contract subject to the laws of New South Wales.	TFR of A$1,811,250 until 30 June 2007. Increased to A$2,250,000 with effect from 1 July 2007 on appointment as Chief Executive Officer.	–	May be terminated without cause, by employer giving 12 months' notice, or by employee giving six months' notice. Payments in lieu of notice calculated by reference to TFR only. Contract requires that any termination payments made would be reduced by any value to be received under any new employment.	TFR amount includes any pension contributions.
D A Mezzanotte Chief Operating Officer, CHEP. Appointed Executive Director of Brambles from 1 January 2007.	Continuing contract subject to the laws of Florida and subject to the retention and severance arrangements outlined in Section 5.1.3.	Salary of US$735,000 until 30 June 2007. Increased to US$800,000 with effect from 1 July 2007.	–	May be terminated without cause, by employer at any time. Dave Mezzanotte is obligated to work until 30 June 2008, if required. Dave Mezzanotte's severance payments are reduced significantly if he unilaterally terminates his employment prior to 30 June 2008. See Section 5.1.3 for further details of retention and severance arrangements.	Defined contribution arrangements, the costs of which are disclosed in Section 5.3.

DIRECTORS' REPORT – REMUNERATION REPORT (continued)

5.2   Service contracts (continued)

Name and role(s)	Contract type and any special terms	Salary/TFR	Other directorships & associated fees	Termination	Pension
Current Key Management Personnel					
C A van der Laan Senior Vice President – Legal and Mergers & Acquisitions and Company Secretary, Brambles.	Continuing contract. Entitled to annual awards under the 2004 Share Plans on the basis of the participation levels used for the grants made to him on 24 November 2004. On death, estate entitled to 0.5 times TFR amount and 0.5 times average annual STI paid to him over the three previous years.	TFR amount of A$849,172 as at 30 June 2007.	–	May be terminated without cause, by employer giving 12 months' notice, or by employee giving six months' notice. Payments in lieu of notice calculated by reference to annual TFR and average STI Cash Award payment over previous three years.	TFR amount includes any pension contributions.
E E Potts CHEP USA Senior Vice President-Asset Management to 31 December 2006. Chief Operating Officer Recall Corporation from 1 January 2007 to 15 April 2007. President and Chief Operating Officer Recall Corporation from 16 April 2007.	Continuing contract.	Salary of US$267,000 as at 31 December 2006. Salary of US$330,000 as at 15 April 2007. Salary of US$425,000 as at 16 April 2007.	–	May be terminated without cause by employer giving 12 months' notice or by the employee giving six months notice. Payments in lieu of notice calculated by reference to annual base salary and health insurance benefits, with a right of offset should he obtain other employment.	Defined contribution arrangement, the costs of which are disclosed in Section 5.3.
Former Key Management Personnel					
T F Brown Senior Vice President – Human Resources, Brambles, until 18 May 2007.	Ceased employment on 18 May 2007.	TFR amount of A$859,950 at date of termination.	No longer employed by Brambles.	Termination benefits disclosed in Section 5.3.	TFR amount includes any pension contributions.
J-L Laurent President, Brambles Industrial Services, and Cleanaway UK & Asia Pacific, until 31 August 2006.	Ceased employment on 31 August 2006.	Basic remuneration (from all sources within the Group) of €676,000 at date of termination.	No longer employed by Brambles.	Termination benefits disclosed in Section 5.3.	Final salary pension promise fully provided for through insurance arrangements.
P G Martinez Senior Vice President – Strategy & Information Technology, Brambles, until 31 May 2007.	Ceased employment on 31 May 2007.	TFR amount of A$869,541 at date of termination.	No longer employed by Brambles.	Termination benefits disclosed in Section 5.3.	TFR amount includes any pension contributions.
A Trujillo President & CEO, Recall to 13 May 2007.	Ceased employment on 13 May 2007.	Base salary of US$483,000 at date of termination.	No longer employed by Brambles.	Termination benefits disclosed in Section 5.3.	Defined contribution arrangements.

Name and role(s)	Contract type and any special terms	Salary/TFR	Other directorships & associated fees	Termination	Pension
Other Senior Executive					
C M Lai Managing Director – Cleanaway Asia until 30 April 2007.	Ceased employment on 30 April 2007.	Base salary of SG$534,000 at date of termination.	No longer employed by Brambles.	Termination benefits disclosed in Section 5.3.	20% pension payment calculated on base salary. Compulsory employer contributions paid into Singapore Central Provident Fund (CPF) up to the maximum capped amount and the remainder paid as a cash pension allowance.

5.3   Total remuneration and benefits for the Year

The following table shows details of the total remuneration and benefits provided to the Executive Directors and the Disclosable Executives for the Year, together with prior year comparators. The TFR amounts shown for the Australian-based executives are those to which they were entitled for the Year, and which they elected to receive in a combination of one or more of the following elements: cash salary payments; Directors' fees[14]; pension contributions; and motor vehicle benefits.

US$'000		Short term employee benefits			Post employment benefits	Other			Share based payment	
Name	Year	Cash/ salary/ TFR/fees	Cash bonus	Non-monetary benefits	Super-annuation	Termination/ sign-on payments/ retirement benefits	Other	Total before equity	Options/ awards[15]	Total
Executive Directors										
D J Turner	2007	2,313	–	712[13]	–	3,121[17]	–	6,146	4,868	11,014
	2006	2,122	1,336	797[13]	–	–	–	4,255	1,972	6,227
M F Ihlein	2007	1,406	1,261[18]	5[13]	–	–	–	2,672	1,111	3,783
	2006	1,301	672	8[13]	–	–	–	1,981	769	2,750
D A Mezzanotte[16]	2007	754	551	2	105	–	20	1,432	669	2,101
	2006	734	665	5	89	–	19	1,512	522	2,034
Totals	2007	4,473	1,812	719	105	3,121	20	10,250	6,648	16,898
	2006	4,157	2,673	810	89	–	19	7,748	3,263	11,011
Current Key Management Personnel										
C A van der Laan	2007	646	884[18]	4	–	–	–	1,534	434	1,968
	2006	657	341	8	–	–	–	1,006	366	1,372
E E Potts[49]	2007	389	157	13	33	–	11	603	163	766
	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former Key Management Personnel										
T F Brown	2007	634	357	6	–	679	–	1,676	1,040	2,716
	2006	626	345	9	–	–	–	980	407	1,387
J-L Laurent	2007	144	625	–	–	–	–	769	2,457	3,226
	2006	833	871	35	389	2,065	–	4,193	4,700[19]	8,893

5.3 Total remuneration and benefits for the Year (continued)

US$'000		Short term employee benefits			Post employment benefits	Other			Share based payment	
Name	Year	Cash/ salary/ TFR/fees	Cash bonus	Non-monetary benefits	Super-annuation	Termination/ sign-on payments/ retirement benefits	Other	Total before equity	Options/ awards[15]	Total
P G Martinez	2007	654	361	–	–	687	–	1,702	1,014	2,716
	2006	639	349	–	–	–	–	988	438	1,426
A Trujillo	2007	474	175	15	65	64	10	803	851	1,654
	2006	460	250	18	51	–	11	790	429	1,219
Other Senior Executive										
C M Lai[49]	2007	366	268	5	2	1,406	–	2,047	279	2,326
	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Totals	2007	3,307	2,827	43	100	2,836	21	9,134	6,238	15,372
	2006	3,215	2,156	70	440	2,065	11	7,957	6,340	14,297

5.4 Fixed & At Risk remuneration for the Year

The table below sets out, for both the Executive Directors and the Disclosable Executives, the percentage of their annual remuneration which is At Risk (versus Fixed), and the percentage of the value of their remuneration for 2007 that consists of options and share rights.

		Fixed[20]	At Risk[20]	Options and share rights[21]
Executive Directors				
D J Turner	2007	38%	62%	31%
	2006	39%	61%	34%
M F Ihlein	2007	45%	55%	31%
	2006	47%	53%	33%
D A Mezzanotte	2007	37%	63%	43%
	2006	42%	58%	33%
Current Key Management Personnel				
C A van der Laan	2007	45%	55%	28%
	2006	47%	53%	32%
E E Potts[49]	2007	49%	51%	28%
	2006	N/A	N/A	N/A
Former Key Management Personnel				
T F Brown	2007	54%	46%	17%
	2006	46%	54%	34%
J-L Laurent	2007	100%	0%	0%
	2006	52%	48%	15%
P G Martinez	2007	54%	46%	17%
	2006	46%	54%	34%
A Trujillo	2007	44%	56%	35%
	2006	45%	55%	33%
Other Senior Executive				
C M Lai[49]	2007	76%	24%	0%
	2006	N/A	N/A	N/A

5.5 Bonuses and equity based awards

The table below shows details of equity based awards made to the Executive Directors and the Disclosable Executives during the Year, being rights to Brambles shares under the 2006 Share Plan. All the awards shown were made on 19 January 2007, have a vesting date of 30 August 2009 and an expiry date of 31 August 2012[22]. The estimated maximum and minimum possible total future value of these awards is also detailed.[23]

The table below also shows the STI Cash Award expected to be paid to the Executive Directors and the Disclosable Executives shortly in respect of performance during the Year, expressed as a percentage of the amount which would have been paid, had all of their KPIs been achieved at Maximum (with the balance being forfeited).

| Name | Type of award | Number | Equity based awards | | | Equity based and STI Cash awards | |
			Value at grant US$'000[24]	Minimum future value of awards yet to vest US$'000[25]	Maximum future value of awards yet to vest US$'000[26]	% cash paid/equity vested[27]	% cash/ equity forfeited[27]
Executive Directors							
D J Turner	STI Cash Award[28]	N/A	N/A	N/A	N/A	0%	100%
	STI Share Award[29]	142,565	1,387	–	1,387	0%	0%
	Enhanced STI Share Award[30]	71,283	315	–	315	0%	0%
	LTI Award[31]	188,657	1,015	–	1,015	0%	0%
	Total	402,505	2,717	–	2,717	N/A	N/A
M F Ihlein	STI Cash Award[28]	N/A	N/A	N/A	N/A	96%	4%
	STI Share Award[29]	68,713	669	–	669	0%	0%
	Enhanced STI Share Award[30]	34,357	152	–	152	0%	0%
	LTI Award[31]	75,681	407	–	407	0%	0%
	Total	178,751	1,228	–	1,228	N/A	N/A
D A Mezzanotte	STI Cash Award[28]	N/A	N/A	N/A	N/A	83%	17%
	STI Share Award[29]	63,550	618	–	618	0%	0%
	Enhanced STI Share Award[30]	31,775	140	–	140	0%	0%
	LTI Award[31]	60,358	325	–	325	0%	0%
	Total	155,683	1,083	–	1,083	N/A	N/A
Current Key Management Personnel							
C A van der Laan	STI Cash Award[28]	N/A	N/A	N/A	N/A	91%	9%
	STI Share Award[29]	34,779	338	–	338	0%	0%
	Enhanced STI Share Award[30]	17,390	77	–	77	0%	0%
	LTI Award[31]	32,117	173	–	173	0%	0%
	Total	84,286	588	–	588	N/A	N/A
E E Potts	STI Cash Award[28]	N/A	N/A	N/A	N/A	72%	28%
	STI Share Award[29]	9,955	97	–	97	0%	0%
	Enhanced STI Share Award[30]	4,978	22	–	22	0%	0%
	LTI Award[31]	22,131	119	–	119	0%	0%
	Total	37,064	238	–	238	N/A	N/A

5.5 Bonuses and equity based awards (continued)

Name	Type of award	Number	Value at grant US$'000[24]	Minimum future value of awards yet to vest US$'000[25]	Maximum future value of awards yet to vest US$'000[26]	% cash paid/equity vested[27]	% cash/ equity forfeited[27]
				Equity based awards		**Equity based and STI Cash awards**	
Former Key Management Personnel							
T F Brown	STI Cash Award[28]	N/A	N/A	N/A	N/A	91%	9%
	STI Share Award[29]	35,084	341	–	341	0%	0%
	Enhanced STI Share Award[30]	–	–	–	–	0%	0%
	LTI Award[31]	–	–	–	–	0%	0%
	Total	35,084	341	–	341	N/A	N/A
P G Martinez	STI Cash Award[28]	N/A	N/A	N/A	N/A	91%	9%
	STI Share Award[29]	35,613	347	–	347	0%	0%
	Enhanced STI Share Award[30]	–	–	–	–	0%	0%
	LTI Award[31]	–	–	–	–	0%	0%
	Total	35,613	347	–	347	N/A	N/A
A Trujillo	STI Cash Award[28]	N/A	N/A	N/A	N/A	40%	60%
	STI Share Award[29]	22,607	220	–	220	0%	0%
	Enhanced STI Share Award[30]	11,304	50	–	50	0%	0%
	LTI Award[31]	30,850	166	–	166	0%	0%
	Total	64,761	436	–	436	N/A	N/A
Other Senior Executive							
C M Lai	STI Cash Award[28]	–	–	–	–	65%	35%
	STI Share Award[29]	–	–	–	–	0%	0%
	Enhanced STI Share Award[30]	–	–	–	–	0%	0%
	LTI Award[31]	–	–	–	–	0%	0%
	Total	–	–	–	–	N/A	N/A

Note:
J-L Laurent was not granted any awards during the Year.

5.6 Shareholdings and interests in options/share rights

The table below shows details of Brambles shares in which the Executive Directors and Disclosable Executives held relevant interests in relation to:

- ordinary shares, being issued shares held by them and their related parties;
- options, being awards made under the 2001 Option Plans; and
- share rights, being awards made before 30 June 2004 under the 2001 Share Plans, awards made on 24 November 2004 and 21 October 2005 under the 2004 Share Plans, and awards made on 19 January 2007 under the 2006 Share Plan.

Executive Leadership Team members are required to have a minimum shareholding of 5,000 Brambles shares. Over the five year period commencing 1 October 2004, the Chief Executive Officer and other members of the Executive Leadership Team must, as a minimum, achieve and maintain a shareholding equal to 150% and 75% respectively of TFR before tax.

Name	Holdings	Balance at start of Year No.	Granted during Year as remuneration No.	Value at grant US$'000[24]	Granted as remuneration & exercised during Year[35] No.	Value at time of exercise US$'000	Granted as remuneration & lapsed during Year No.	Value at time of lapse US$'000[32]	Changes during Year No.	Aggregate value of rights granted, exercised & lapsed during Year US$'000	Balance at end of Year No.	Aggregate amount paid on exercise during Year[33] US$'000	Vested during the Year No.	Vested and exercisable at end of Year No.
Executive Directors														
D J Turner	Ordinary shares[34]	225,577	–	–	–	–	–	–	146,439	–	372,016	–	–	–
	Options[35]	2,220,270	–	–	–	–	–	–	–	–	2,220,270	–	2,220,270	2,220,270
	Share rights[35]	2,047,129	402,505	2,717	126,439	1,115	–	–	–	3,832	2,323,195	1,115	1,032,594	906,155
M F Ihlein	Ordinary shares[50]	100,000	–	–	–	–	–	–	27,000	–	127,000	–	–	–
	Options[35]	–	–	–	–	–	–	–[48]	–	–	–	–	–	–
	Share rights[35]	773,638	178,751	1,228	–	–	–	–	–	1,228	952,389	–	–	–
D A Mezzanotte	Ordinary shares	5,000	–	–	–	–	–	–	353,402	–	358,402	–	–	–
	Options[35]	627,944	–	–	426,550	2,571	91,418	–	–	2,571	109,976	2,571	426,550	–
	Share rights[35]	511,236	155,683	1,083	142,202	1,353	15,822	–	–	2,436	508,895	1,353	142,202	–
Current Key Management Personnel														
C A van der Laan	Ordinary shares	303,862	–	–	–	–	–	–	483,626	–	787,488	–	–	–
	Options[35]	507,746	–	–	272,662	1,529	78,672	–	–	1,529	156,412	1,529	272,662	–
	Share rights[35]	356,822	84,286	588	110,964	1,011	13,808	–	–	1,599	316,336	1,011	110,964	–
E E Potts	Ordinary shares	–	–	–	–	–	–	–	27,000	–	27,000	–	–	–
	Options[35]	170,362	–	–	83,998	497	38,256	–	–	497	48,108	497	83,998	–
	Share rights[35]	139,532	37,064	238	36,444	345	6,756	–	–	583	133,396	345	36,444	–
Former Key Management Personnel														
T F Brown	Ordinary shares	5,000	–	–	–	–	–	–	473,038	–	478,038	–	–	–
	Options[35]	266,048	–	–	266,048	1,875	–	–	–	1,875	–	1,875	266,048	–
	Share rights[35]	330,196	35,084	341	206,990	2,118	–	–	–	2,459	158,290	2,118	206,990	–
J-L Laurent	Ordinary shares	9,084	–	–	–	–	–	–	–	–	9,084	–	–	–
	Options[19][35]	923,972	–	–	748,652	4,506	175,320	–	–	4,506	–	4,506	748,652	–
	Share rights[35]	726,576	–	–	372,718	3,780	53,240	–	–	3,780	300,618	3,780	372,718	–
P G Martinez	Ordinary shares	30,000	–	–	–	–	–	–	591,674	–	621,674	–	–	–
	Options[35]	637,784	–	–	321,082	1,848	123,908	–	–	1,848	192,794	1,848	321,082	–
	Share rights[35]	432,080	35,613	347	270,592	2,655	37,043	–	–	3,002	160,058	2,655	270,592	–
A Trujillo	Ordinary shares	5,000	–	–	–	–	–	–	86,167	–	91,167	–	–	–
	Options[35]	689,532	–	–	597,804	3,225	91,728	–	–	3,225	–	3,225	597,804	–
	Share rights[35]	431,606	64,761	436	258,491	2,480	32,002	–	–	2,916	205,874	2,480	258,491	–
Other Senior Executive														
C M Lai	Ordinary shares	–	–	–	–	–	–	–	–	–	–	–	–	–
	Options[35]	320,564	–	–	–	–	71,760	–	–	–	248,804	–	248,804	248,804
	Share rights[35]	196,168	–	–	–	–	13,318	–	–	–	182,850	–	102,172	102,172

6. Non-executive Directors' disclosures

6.1 Non-executive Directors' remuneration policy

Non-executive Directors' fees are determined by the Executive Directors, with the Non-executive Directors taking no part in the discussion or decision relating to their fees. In setting the fees, advice is sought from external remuneration consultants on the appropriate level of fees, taking into account the responsibilities of Directors in dealing with the complexity and global nature of Brambles' affairs and the level of fees paid to non-executive directors in comparable companies.

Prior to Unification, fees payable to the Non-executive Directors were denominated in sterling. Following Unification, and with effect from 1 January 2007, the fees were denominated in US dollars consistent with Brambles' reporting currency. The new fee levels were derived by converting the previous sterling fees into US dollars, based on the exchange rate as at 31 December 2006 (rounded down to the nearest US$1,000). The opportunity was also taken to increase the fee supplement payable to the Chairman of the Audit Committee with effect from 1 January 2007, consistent with market practice.

The following table sets out the current annual fees payable to each of the Non-executive Directors.

	Annual fees payable with effect from:	
	1 Jan 2006	1 Jan 2007
Chairman	£250,000	US$489,000
Each Deputy Chairman[36]	£115,000	US$225,000
Other Non-executive Directors	£60,000	US$117,000
Fee supplement for Audit Committee Chairman[37]	£10,000	US$30,000
Fee supplement for other Committee Chairmen[37]	£10,000	US$20,000

The maximum permissible annual fees for Directors of Brambles (other than Executive Directors) is currently US$2,300,000. This amount includes any remuneration paid to those Directors by Brambles or by any of its subsidiaries for their services.

6.2 Non-executive Directors' appointment letters

Directors are appointed for an unspecified term but are subject to election by shareholders at the first Annual General Meeting after their initial appointment by the Board. Under Brambles Limited's constitution, no member of the Board may serve for more than three years from the date of appointment without being re-elected by shareholders. Re-appointment is not automatic. The Nominations Committee is responsible for considering the re-nomination of retiring Directors for re-election, having regard to the contribution of their individual skills and experience to the desired overall composition of the Board.

Letters of appointment for the Non-executive Directors, which are contracts for service but not contracts of employment, have been put in place. These letters confirm that the Non-executive Directors have no right to compensation on the termination of their appointment for any reason, other than for unpaid fees and expenses for the period actually served.

The Non-executive Directors do not participate in Brambles' short or long term incentive plans. Now that all remaining retirement benefits have been paid out, the Non-executive Directors do not receive any benefits in kind.

Details of the year in which the Non-executive Directors are next expected to be subject to re-election by shareholders are shown in the Corporate Governance Report on page 51.

6.3 Non-executive Directors' retirement benefits

Under Australian law and corporate practice, it is permissible for public companies to pay retirement benefits to Non-executive Directors, subject to certain financial limits. At the beginning of the Year only Don Argus and Mark Burrows were still party to such contracts within Brambles.

On Unification, BIL and BIP became wholly owned subsidiaries of Brambles. The Non-executive Directors of BIL and BIP, at that point, retired as Directors of BIL and BIP and became Directors solely of Brambles Limited as the publicly listed entity in the Brambles Group. Under the terms of the remaining retirement benefit contracts, retirement from the Board of BIL in these circumstances entitled Don Argus and Mark Burrows to payment of their respective retirement benefits. The amounts paid at Unification were as follows: D R Argus - A$892,829; M D I Burrows - A$616,374. In the case of Don Argus, this payment was made to a complying superannuation fund, in which Brambles has no interest, which provides superannuation and retirement benefits to Don Argus.

6.4 Non-executive Directors' remuneration for the Year

For the period to 31 December 2006, the fees payable to the Non-executive Directors were denominated in sterling. As a consequence of the fees being converted into each Non-executive Director's local currency at the foreign exchange rate applicable at the time of payment and those amounts being converted to US dollars for reporting purposes, the amounts reported have fluctuated from year to year. With effect from 1 January 2007, the fees payable to the Non-executive Directors have been denominated in US dollars.

Any contributions to personal superannuation or pension funds on behalf of the Non-executive Directors are deducted from their overall fee entitlement.

6.4 Non-executive Directors' remuneration for the Year (continued)

No compensation or termination or other non-cash benefits were provided to the Non-executive Directors for the Year, except to Don Argus and Mark Burrows who received payment of their respective retirement benefits when they retired as Directors of BIL and BIP. There are now no Brambles Non-executive Directors who are entitled to retirement benefits. The fees and other benefits provided to Non-executive Directors during the Year, and during the prior year, were as follows:[38]

| US$'000 | | Short term employee benefits | Post employment benefits | | | Share-based payment | | |
Name	Year	Directors' fees	Super-annuation	Change in provision for future retirement benefits[39]	Other	Total before equity	Options/ awards[40]	Total
Current Non-executive Directors								
D R Argus AO	2007	477	10	–	–	487	–	487
	2006	420	9	35	–	464	–	464
A G Froggatt	2007	125	2	–	–	127	–	127
	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
D P Gosnell	2007	125	2	–	–	127	–	127
	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
H-O Henkel	2007	115	2	–	–	117	–	117
	2006	103	–	–	13	116	–	116
S P Johns	2007	132	9	–	–	141	–	141
	2006	111	5	–	–	116	–	116
S C H Kay	2007	119	8	–	–	127	–	127
	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A
G J Kraehe AO	2007	109	8	–	–	117	–	117
	2006	57	2	–	–	59	–	59
C L Mayhew	2007	134	2	–	–	136	–	136
	2006	102	–	–	–	102	–	102
J Nasser AO	2007	117	–	–	–	117	–	117
	2006	103	–	–	–	103	–	103
Former Non-executive Directors								
R D Brown	2007	59	–	–	–	59	–	59
	2006	103	–	–	–	103	–	103
M D I Burrows	2007	113	–	–	7	120	–	120
	2006	201	–	31	–	232	–	232
Sir David Lees	2007	113	–	–	–	113	–	113
	2006	201	–	–	–	201	–	201
F A McDonald	2007	–	–	–	–	–	–	–
	2006	36	2	3	–	41	–	41
	2007	1,738	43	–	7	1,788	–	1,788
Totals	2006	1,437	18	69	13	1,537	–	1,537

Note:

A G Froggatt, D P Gosnell and S C H Kay were appointed to the Board as Non-executive Directors with effect from 1 June 2006. Their fees are US$117,000 per annum. However, no fees were actually paid to them during the 2006 Year, and accordingly, the 2007 fees reported in the above table include their June 2006 fees.

6.5 Non-executive Directors' shareholdings and interests in options/share rights

Non-executive Directors are expected to hold shares in Brambles equal to their annual fees after tax within three years of their appointment.

The following table contains details of Brambles Limited shares in which the Non-executive Directors held relevant interests, being issued shares held by them and their related parties. The Non-executive Directors do not participate in Brambles' equity based incentive schemes.

Ordinary Shares	Balance at the start of the Year	Changes during the Year	Balance at the end of the Year
Current Non-executive Directors			
D R Argus AO[S1]	135,929	25,200	161,129
A G Froggatt[41]	7,000	7,890	14,890
D P Gosnell[S2]	14,450	–	14,450
H-O Henkel[S3]	–	50,000	50,000
S P Johns	47,500	–	47,500
S C H Kay[S4]	4,900	5,500	10,400
G J Kraehe AO[42]	31,561	–	31,561
C L Mayhew[S5]	16,500	–	16,500
J Nasser AO	100,000	–	100,000
Former Non-executive Directors			
R D Brown	12,018	–	N/A
M D I Burrows	340,319	–	N/A
Sir David Lees	214,055	-3,071	N/A

7. Appendices

7.1 Basis of valuation of equity based awards

Unless otherwise specified, the fair value of the options and share rights included in the tables in this report, has been estimated using a pricing model independently developed by Ernst & Young Transaction Advisory Services Limited on behalf of Brambles.

The following assumptions have been used in the valuation of awards made during the Year. Awards of share rights have been valued at their date of grant, being 19 January 2007. Those awards which are cash settled (i.e. phantom) awards have been valued instead at 30 June 2007.

Assumption	19 Jan 07	30 Jun 07
Volatility	22%	20%
Risk free interest rate	6.10%	6.16%
Dividend yield	2.2%	2.3%

7.2 Summary of 2001 and 2004 Plans

The table below contains details of the 2001 Share Plans, the 2001 Option Plans and the 2004 Share Plans under which the Executive Directors and the Disclosable Executives have unvested and/or unexercised awards which could affect remuneration in this or future reporting periods:

Plan	Nature of award	Size of award	Vesting conditions	Vesting schedule	Performance/ vesting period	Life of award
2001 Share Plans	Share rights	% of salary/TFR	Time and EPS Compound Annual Growth Rate Hurdle (between 7% and 15% p.a.).	25% vesting if EPS CAGR is 7% p.a. 100% vesting if 15% p.a.	Three years, with retests after four and five years (and after six years in the case of D J Turner).	Maximum of 6 years.
2001 Option Plans	Share rights	% of salary/TFR	Time and relative TSR Hurdle (between 50th & 25th out of 100).	38% vesting if TSR is ranked 50th out of 100 companies. 100% vesting if ranked 25th or better.	Three years, with retests after four and five years (and after six years in the case of D J Turner).	Maximum of 6 years.

The 2004 Share Plans operate in the same way as the 2006 Share Plan described in Section 4.2 although, under the 2004 Plans, relative TSR performance is measured relative to the S&P/ASX 50 and the FTSE 100[8].

The 2001 Option and Share Plans and the 2004 Share Plans were amended so that, on Unification, each of the options and performance share rights then in issue were cancelled and replaced by options or performance share rights over Brambles Limited shares on the same or substantially similar terms. Unification did not result in accelerated vesting of any of these options or performance share rights. This has been accounted for as a modification without incremental value under AASB 2: Share-based Payments and did not result in any additional remuneration expense.

Where such awards require BIL's TSR performance to be assessed relative to ASX based trading, this will be calculated following Unification by reference to the performance of Brambles' primary listing on the ASX. Where they require BIP's TSR performance to be assessed relative to LSE based trading, this will now be calculated by reference to the performance of Brambles' secondary listing on the LSE.

Where historical equity awards are subject to an EPS CAGR performance condition, no change has been made to the condition itself. For the Year and subsequent years, however, growth will be measured based on an AIFRS US dollar basis for Brambles, using pro forma and reported numbers as appropriate. At the end of each relevant financial year, Brambles' auditors will perform a series of agreed upon procedures to ensure that the principles agreed by the Committee have been followed, and that the resulting numbers have been accurately calculated.

7.3 Options and share rights disclosures

The terms and conditions of each grant of options and share rights affecting remuneration in this or future reporting periods are outlined in the table below. Options granted under the plans carry no dividends or voting rights[43]:

Plans under which awards made	Grant date	Expiry date	Exercise price[44]	Value at grant[44][45]	Status
2001 Option Plans	1) 7 August 2001[6]	7 August 2007	A$11.24	A$2.82	Exercisable from 1 July 2007 in respect of awards made to D J Turner.
	2) 19 December 2001[6]	19 December 2007	A$9.63/£3.21	A$2.56/£0.84	Lapsed 30 June 2006.
	3) 2 April 2002[6]	2 April 2008	A$9.51/£3.38	A$2.56/£0.84	Lapsed 30 June 2006.
	4) 5 September 2002[6]	5 September 2008	A$7.08/£2.33	A$1.99/ A$2.12/£0.59	Exercisable from 1 July 2007 in respect of awards to D J Turner, lapsed 30 June 2007 in respect of awards to all other participants.
	5) 10 September 2003[6]	10 September 2009	A$4.75/£1.72	A$1.29/ A$1.36/£0.44	100% exercisable from 10 September 2006.
	6) 14 October 2003[6]	14 October 2009	A$4.66	A$1.34	100% exercisable from 14 October 2006.
	7) 4 March 2004[6]	4 March 2010	A$5.31/£2.11	A$1.17/£0.44	100% exercisable from 4 March 2007.
2001 Share Plans	8) 7 August 2001[46]	7 August 2006	–	A$10.50	40.9% exercisable from 23 August 2006. Remainder lapsed 30 June 2007.
	9) 7 August 2001[5]	7 August 2007	–	A$10.33	40.9% exercisable from 23 August 2006. Remainder lapsed 30 June 2007.
	10) 19 December 2001[5]	19 December 2007[22]	–	A$9.17/£3.08	40.9% exercisable from 23 August 2006. Remainder lapsed 30 June 2007 in respect of D J Turner and 30 June 2007 in respect of all other participants.
	11) 2 April 2002[5]	2 April 2008	–	A$9.17/£3.08	40.9% exercisable from 23 August 2006. Remainder lapsed.
	12) 5 September 2002[5]	5 September 2008[22]	–	A$6.85/£2.19	70.9% exercisable from 23 August 2006.
	13) 10 September 2003[5]	10 September 2009[22]	–	A$4.16/£1.50	100% exercisable from 10 September 2006.
	14) 14 October 2003[5]	14 October 2009	–	A$4.09	100% exercisable from 14 October 2006.
	15) 4 March 2004[5]	4 March 2010	–	A$4.67/£1.85	100% exercisable from 4 March 2007.

DIRECTORS' REPORT – REMUNERATION REPORT (continued)

7.3 Options and share rights disclosures (continued)

Plans under which awards made	Grant date	Expiry date	Exercise price[44]	Value at grant[44][45]	Status
2004 Share Plans	16) 24 November 2004[29][47]	9 September 2010[22]	–	A$6.11/6.41	100% exercisable from 9 September 2007.
	17) 24 November 2004[30][47]	9 September 2010[22]	–	A$3.30/3.46	100% exercisable from 9 September 2007.
	18) 24 November 2004[4][47]	9 September 2010[22]	–	A$6.11/6.41	100% exercisable from 9 September 2007.
	19) 24 November 2004[31][47]	9 September 2010[22]	–	A$4.00/4.19	100% exercisable from 9 September 2007.
	20) 21 October 2005[29]	22 October 2011[22]	–	A$7.52/7.71	22 October 2008.
	21) 21 October 2005[30]	22 October 2011[22]	–	A$3.58/3.67	22 October 2008.
	22) 21 October 2005[31]	22 October 2011[22]	–	A$4.19/4.30	22 October 2008.
2006 Share Plans	23) 19 January 2007[29]	31 August 2012[22]	–	A$12.60	30 August 2009.
	24) 19 January 2007[30]	31 August 2012[22]	–	A$5.72	30 August 2009.
	25) 19 January 2007[31]	31 August 2012[22]	–	A$6.97	30 August 2009.

7.4 Footnotes to tables in foregoing sections

1. Under the Committee's current policy, the value of an STI Share Award for Executive Leadership Team members for a full normal year is 100% of the value of their respective STI Cash Award, and 67% for other executives.

2. Vesting between the 63rd and 75th percentile occurs at 8% for each additional 1% for Enhanced STI Awards and straight line vesting occurs between the 50th and 75th percentile for LTI Awards.

3. Financial targets set for the forthcoming financial year under Brambles' incentive plans will not constitute profit forecasts and the Board is conscious that their publication may therefore be misleading. Accordingly Brambles does not publish in advance the coming year's financial targets for incentive purposes. Brambles BVA performance for the Year is, however, set out on page 45.

4. Transitional STI Awards were granted under the 2004 Plans, which vest on the third anniversary of their date of grant, subject to continuing employment and meeting a ROCI performance condition.

5. These performance share rights were granted under the 2001 Share Plans. Rights under these Plans vest on the third anniversary of their grant date, subject to meeting an EPS performance condition. If not met, the performance condition may be re-assessed on the fourth or fifth anniversary of the grant date (and also on the sixth anniversary, in the case of rights granted to D J Turner).

6. These options or performance share rights (as the case may be) were granted under the 2001 Option Plans, or the 2004 or 2006 Share Plans respectively. Options and performance share rights under these Plans vest on the third anniversary of their grant date, subject to meeting a TSR performance condition. If not met, the performance condition may be re-assessed on the fourth or fifth anniversary of the grant date (and also on the sixth anniversary, in the case of options granted to D J Turner).

7. These performance share rights were granted under the 2004 Share Plans. Rights under these Plans vest on the third anniversary of their grant date, subject to meeting an relative TSR performance condition. If the performance condition is not met, the awards lapse.

8. The average of the ranking of BIL (or from the date of Unification, the primary listing of Brambles) against the S&P/ASX50; and the ranking of BIP (or from the date of Unification, the secondary listing of Brambles) against the FTSE 100.

9. The average of the ranking of BIL (or from the date of Unification, the primary listing of Brambles) against the S&P/ASX100; and the ranking of BIP (or from the date of Unification, the secondary listing of Brambles) against the FTSE 350.

10. These performance share rights were granted under the 2006 Share Plan. Rights under this Plan vest on the third anniversary of their grant date, subject to meeting a relative TSR performance condition. If the performance condition is not met, the rights lapse.

11. The ranking of the primary listing of Brambles against the S&P/ASX100.

12. A good leaver is a participant in the relevant plan who leaves employment of the Group because of, among others, death, illness, injury, disability, redundancy or retirement (the fact of retirement being determined in the Board's absolute discretion).

13. The number for D J Turner includes expatriate package costs, including a housing related allowance, airfare entitlements and tax equalisation costs. For M F Ihlein this number includes airfare entitlements and non-monetary benefits in relation to car parking costs. Non monetary benefits are not included in the percentage of their remuneration which is shown as "Fixed" in the table in Section 5.4.

14. Payable to D J Turner and M F Ihlein as Executive Directors of BIP prior to Unification.

15. As part of Brambles' transition to AIFRS, only awards made on or after 7 November 2002 have been included in the calculation of equity based remuneration.

16. D A Mezzanotte became an Executive Director in January 2007. His remuneration in this section includes the prior six months where he was an Executive Leadership Team member before becoming an Executive Director.

17. The termination benefits of D J Turner comprised a share based payment of US$1,336,015, based on the aggregate face value of the shares subject to the award which would otherwise have been made to him in September 2007 pursuant to his STI Share Award for the year.

18. Includes special bonus on account of contribution to the Unification.

19. These are phantom options and rights. If phantom options or rights vest, the recipient will only receive a cash amount equivalent to their value (less the exercise price, in the case of options). The recipient cannot obtain the underlying shares in any circumstances. Unlike awards over real equity, the fair value of phantom options and rights is updated at each reporting period.

20. These percentages assume an on-target performance for the purposes of STI Cash Awards (see Section 3.2); and reflect the total value of equity awards actually made during the Year valued as at the date of grant using the methodology set out in Section 7.1.

21. This percentage is based on the split between the "Total before equity" figures shown in the table on pages 67 and 68, and the total value of equity awards actually made during the Year valued as at the date of grant using the methodology set out in Section 7.1.

22. Awards granted to A Trujillo, D A Mezzanotte and E E Potts expire three years earlier than the date shown, or immediately after vesting, if earlier.

23. Section 5.6 contains details of those awards which vested after 30 June 2006 or 2007 based on Brambles' performance to those dates. No options are vested and unexercisable at the end of the year.

24. The total value of the relevant equity award(s) valued as at the date of grant using the methodology set out in Section 7.1.

25. Assumes performance and/or service conditions not met.

26. The total value of the relevant equity award valued as at the reporting date using the methodology set out in Section 7.1.

27. For continuing employees none of the equity awards shown will vest or be forfeited until calendar year 2009, when performance against the TSR and/or service condition can be determined.

28. Based on the STI Cash Award expected to be paid around September 2007 in respect of performance during the Year. The percentages have been calculated relative to the amount which can be paid if the maximum STI targets are met.

29. STI Share Awards vest on the third anniversary of their date of grant, subject to continuing employment, see Section 4.2.

30. Enhanced STI Share Awards vest on the third anniversary of their date of grant, subject to continuing employment and meeting a TSR performance condition, see Section 4.2.

31. LTI Awards vest on the third anniversary of their date of grant, subject to continuing employment and meeting a TSR performance condition, see Section 4.2.

32. "Lapse" in this context means the award was vested and exercisable, but was not exercised and therefore lapsed as at expiry date of award.

33. There were no amounts payable but unpaid on the exercise of options during the Year.

34. Holding includes 18,458 held by Pershing Keen Nominees Limited and 19,094 held by J A Turner.

7.4 Footnotes to tables in foregoing sections (continued)

35. Of those awards detailed in Section 7.3; plan numbers 1, 4, 5, 6, 8, 9, 12, 13, 14, 16, 17, 19, 20, 21, 22, 23, 24, 25 are applicable to D J Turner, and exercises occurred from plan numbers 8, 9; plan numbers 16, 17, 19, 20, 21, 22, 23, 24, 25 are applicable to M F Ihlein; plan numbers 2, 4, 5, 10, 12, 13, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25 are applicable to D A Mezzanotte and exercises occurred from plan numbers 5, 10, 12, 13; plan numbers 2, 4, 5, 10, 12, 13, 16, 17, 19, 20, 21, 22, 23, 24, 25 are applicable to C A van der Laan and exercises occurred from plan numbers 5, 10, 12, 13; plan numbers 3, 4, 5, 11, 12, 13, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25 are applicable to E E Potts and exercises occurred from plan numbers 5, 11, 12, 13; plan numbers 5, 13, 16, 17 19, 20, 21, 22, 23 are applicable to T F Brown and exercises occurred from plan numbers 5, 13, 16, 20, 23; plan numbers 2, 4, 5, 10, 12, 13, 16, 17, 19, 20, 21, 22 are applicable to J-L Laurent and exercises occurred from plan numbers 4, 5, 10, 12, 13, 16, 20; plan numbers 2, 4, 5, 10, 12, 13, 16, 17, 19, 20, 21, 22, 23 are applicable to P G Martinez and exercises occurred from plan numbers 5, 10, 12, 13, 16, 20, 23; plan numbers 2, 4, 5, 10, 12, 13, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25 are applicable to A Trujillo and exercises occurred from 4, 5, 10, 12, 13, 16, 20, 23; plan numbers 2, 4, 5, 10, 12, 13, 16, 17, 19, 20, 21, 22 are relevant to C M Lai.

36. M D I Burrows and Sir David Lees retired as Deputy Chairmen 31 December 2006. There is currently no Deputy Chairman.

37. Payable only to a Committee Chairman who is not also the Board Chairman or a Deputy Chairman.

38. The total emoluments for all the Directors for the year ended 30 June 2007 was US$12 million (2006: US$7.7 million). The aggregate minimum contributions of all Directors to complying superannuation funds to avoid incurring the superannuation guarantee levy under the Superannuation Guarantee (Administration) Act 1997 (Australia) was A$80,077 (2006: A$36,061). The total number of Directors who made such contributions was ten (2006: five).

39. In the past Brambles has made provision for the future payment of retirement benefits. The amounts shown here for 2006 represent the change in provision for future retirement benefits from the 2005 year. They are not emoluments actually received by the Non-executive Directors. During the Year, retirement benefits of A$892,829 and A$616,374 were paid to D R Argus AO and M D I Burrows respectively, who retired from their directorships of BIL and BIP on 4 December 2006.

40. The Non-executive Directors did not participate in any of Brambles' cash or share-based short or long term incentive plans.

41. Holding includes 7,000 held by C J Froggatt.

42. Held through Goldman Sachs JB Were as the Trustee for Graham John Kraehe Private Superannuation Fund.

43. Awards granted under the 2001 Plans and 2004 Plans were formerly over both BIL and BIP Shares.

44. All values in A$ relate to awards originally made over BIL shares, and in £ to awards originally made over BIP shares.

45. These are the fair values calculated using the methodology set out in Section 7.1. Where two values in A$ are shown for awards before November 2004, the second value relates to awards granted to D J Turner which, unlike options granted to other participants, are subject to retesting on the sixth anniversary of grant. Where two values in one currency are shown for awards on or after November 2004, the second relates to rights awarded to A Trujillo and D A Mezzanotte, which expire on the third, rather than the sixth anniversary of grant.

46. These rights, which comprise a sign-on grant to D J Turner, vest on the second anniversary of their grant date, subject to meeting an EPS performance condition. If not met, the performance condition may be re-assessed on the third, fourth and fifth anniversaries of the grant date. The rights expire on the fifth anniversary of the grant date.

47. Awards granted on 24 November 2004 were, for pricing and vesting purposes, taken to have been granted on 8 September 2004.

48. Subsequent to 30 June 2007, 627,350 share rights lapsed due to D J Turner's retirement.

49. These individuals were not Disclosable Executives for 2006 and therefore no data was disclosed in respect of them.

50. Holding includes 115,000 held by the Ihlein Family Superannuation Fund.

51. Held through Alamiste Pty Limited as the trustee for the Argus Superannuation Fund, of which D R Argus is a member.

52. Held through S Gosnell.

53. Holding includes 27,500 held by Canzak Pty Limited.

54. Held by the Sarah Carolyn Hailes Kay Superannuation Fund.

55. Held by Worldwide Nominees Limited.

Luke Mayhew
Chairman of the Remuneration Committee

22 August 2007

DIRECTORS' REPORT – OTHER INFORMATION

The information presented in this report relates to the consolidated entity, the Brambles Group, consisting of Brambles Limited and the entities it controlled at the end of, or during the year ended 30 June 2007.

Principal activity

The principal activity of the Group during the financial year was the provision of support services, in which it is a leading global provider. There were no significant changes in the nature of the Group's principal activity during the year.

Review of operations and results

A review of the Group's operations, a review of the results of those operations and details of any significant changes in its state of affairs during the year, are given in the Chairman's Review on pages 12 to 15, the Chief Executive Officer's Report on pages 16 to 18 and in the Business Reviews on pages 20 to 27.

Information about the financial position of the Group is included in the Financial Performance on pages 10 and 11 and the Financial Review on pages 44 to 47.

Matters since the end of the financial year

The Directors are not aware of any matter or circumstance that has arisen since 30 June 2007 that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in future financial years, except as may be stated elsewhere in the Chairman's Review on pages 12 to 15, the Chief Executive Officer's Report on pages 16 to 18, in the Business Reviews on pages 20 to 27 and the Financial Review on pages 44 to 47.

Business strategies and prospects for future financial years

The business strategies and prospects for future financial years, together with likely developments in the operations of the Group in future financial years and the expected results of those operations known at the date of this Report, are set out in the Chairman's Review on pages 12 to 15, Chief Executive Officer's Report on pages 16 to 18, the Business Reviews on pages 20 to 27 and the Financial Review on pages 44 to 47. Further information in relation to such matters has not been included because the Directors believe it would be likely to result in unreasonable prejudice to the Group.

Dividends

The Directors have declared a partially franked at 20% final dividend of 17 Australian cents per share for Brambles. The dividend will be paid on Thursday, 11 October 2007 to shareholders on the register on Friday, 21 September 2007. On 12 October 2006 a special dividend was paid, being 34.5 Australian cents per share for BIL, fully franked and 13.918 pence per share for BIP. The special dividend consisted of 13.5 Australian cents per share for BIL and 5.446 pence per share for BIP in lieu of the 2007 interim dividend that would normally have been paid in April 2007, and 21 Australian cents per share for BIL and 8.472 pence per share for BIP in recognition of the success of the divestment program. Details of dividends paid during 2006 are provided in Note 11 on page 115.

Directors

The name of each person who was a Director of Brambles Limited at any time during, or since the end of, the year, and the period for which they were a Director during the year are set out below. The qualifications, experience and special responsibilities for continuing Directors are set out on pages 30 and 31.

D R Argus AO	21 August 2006 to date
R D Brown	21 August 2006 to 31 December 2006
M D I Burrows	21 August 2006 to 31 December 2006
A G Froggatt	21 August 2006 to date
D P Gosnell	21 August 2006 to date
H-O Henkel	21 August 2006 to date
M F Ihlein	1 July 2006 to date
S P Johns	21 August 2006 to date
S C H Kay	21 August 2006 to date
G J Kraehe AO	21 August 2006 to date
Sir David Lees	21 August 2006 to 31 December 2006
C L Mayhew	21 August 2006 to date
D A Mezzanotte	1 January 2007 to date
J Nasser AO	21 August 2006 to date
D J Turner	1 July 2006 to date
C A van der Laan	1 July 2006 to 21 August 2006

Each of Don Argus AO, Roy Brown, Mark Burrows, Tony Froggatt, David Gosnell, Hans-Olaf Henkel, Mike Ihlein, Stephen Johns, Carolyn Kay, Graham Kraehe AO, Sir David Lees, Luke Mayhew, Jac Nasser AO and David Turner held office as Directors of BIL and BIP from 1 July 2006 to 4 December 2006, the date of implementation of the Unification, with the exception of Mike Ihlein, who remained a Director of BIL throughout the financial year ended 30 June 2007.

DIRECTORS' REPORT – OTHER INFORMATION (continued)

Directors (continued)

Under the constitution of Brambles Limited, Directors are required to retire from the Board and offer themselves for re-election at least every three years. Stephen Johns, Jac Nasser and Luke Mayhew will retire at this year's AGM and, being eligible, offer themselves for re-election. Hans-Olaf Henkel and David Turner will retire at the conclusion of the AGM.

Stephen Johns, Jac Nasser and Luke Mayhew do not have contracts of employment with Brambles although, as for all Brambles' Non-executive Directors, they are each party to a letter of appointment with Brambles, which is a contract for service but not of employment.

Under the constitution of Brambles Limited, the Directors may at any time appoint any person as a Director. Any person so appointed holds office until the end of the following annual general meeting and is eligible for election as a Director at that meeting. Dave Mezzanotte was appointed as a Director since the most recent annual general meeting of Brambles and holds office until the end of the AGM. It is proposed that Dave Mezzanotte be elected as a Director at the AGM.

Secretary

Details of the qualifications and the experience of Craig van der Laan, Company Secretary of Brambles, are set out on page 19.

Directors' meetings

Details of the general frequency of Board meetings and membership of Board committees are given in the Corporate Governance Report on pages 52 to 55. The following table shows the actual Board and committee meetings held during the year and the number attended by each Director or committee member.

| | Board meetings | | | | | | Audit Committee meetings | | Remuneration Committee meetings | | Nominations Committee meetings | |
| | Regular | | Special | | Special Committees | | | | | | | |
	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)
D R Argus AO	6	6	4	4	2	1	–	–	2	2	3	3
R D Brown[c]	3	3	2	1	–	–	2	2	–	–	–	–
M D I Burrows[c]	3	3	2	2	–	–	–	–	3	2	1	1
A G Froggatt	6	6	4	2	–	–	–	–	4	3	–	–
D P Gosnell	6	5	4	4	–	–	5	4	–	–	–	–
H-O Henkel	6	4	4	2	–	–	–	–	4	4	–	–
M F Ihlein[f]	8	8	3	3	1	1	–	–	–	–	–	–
S P Johns	6	6	4	4	3	3	6	6	–	–	2	2
S C H Kay	6	6	4	4	–	–	5	5	–	–	–	–
G J Kraehe AO	6	6	4	4	–	–	6	6	–	–	2	2
Sir David Lees[c]	3	3	1	1	2	2	2	2	–	–	1	1
C L Mayhew	6	6	4	3	–	–	–	–	5	5	–	–
D A Mezzanotte[d]	3	3	1	1	1	1	–	–	–	–	–	–
J Nasser AO	6	6	4	4	–	–	–	–	5	5	3	3
D J Turner[f]	8	7	3	3	1	1	–	–	–	–	–	–
C A van der Laan[e][f]	2	2	–	–	–	–	–	–	–	–	–	–

Notes:

[a] This column refers to the number of meetings held while the Director was a member of the Board or relevant committee which the Director was eligible to attend.

[b] This column refers to the number of meetings attended during the period the Director was a member of the Board or relevant committee which the Director was eligible to attend.

[c] R D Brown, M D I Burrows and Sir David Lees resigned as Directors on 31 December 2006.

[d] D A Mezzanotte was appointed as a Director with effect from 1 January 2007.

[e] C A van der Laan resigned as a Director on 21 August 2006.

[f] Includes two meetings held on or before 21 August 2006, prior to Brambles Limited being the holding company for the Group.

Directors' directorships of other listed companies

The following lists the directorships held by the Directors in listed companies (other than Brambles) since 30 June 2004 and the period for which each directorship has been held.

Director	Listed Company	Period Directorship Held
D R Argus AO	Australian Foundation Investment Company Limited	1999 to current
	BHP Billiton Limited	1996 to current
	BHP Billiton plc	2001 to current
	Brambles Industries Limited	1999 to 2006
	Brambles Industries plc	2001 to 2006
A G Froggatt	Brambles Industries Limited	2006
	Brambles Industries plc	2006
	Scottish and Newcastle plc	2003 to current
D P Gosnell	Brambles Industries Limited	2006
	Brambles Industries plc	2006
H-O Henkel	Bayer AG	2002 to current
	Brambles Industries Limited	2005 to 2006
	Brambles Industries plc	2005 to 2006
	Continental AG	1989 to current
	Orange SA	2001 to 2007
M F Ihlein	Brambles Industries Limited	2004 to 2006
	Brambles Industries plc	2004 to 2006
S P Johns	Brambles Industries Limited	2004 to 2006
	Brambles Industries plc	2004 to 2006
	Spark Infrastructure Group	2005 to current
	Westfield Group:	
	• Westfield Holdings Limited	1985 to current
	• Westfield America Trust (director of responsible entity, Westfield America Management Limited)	1996 to current
	• Westfield Trust (director of responsible entity, Westfield Management Limited)	1985 to current
S C H Kay	Brambles Industries Limited	2006
	Brambles Industries plc	2006
	Commonwealth Bank of Australia	2003 to current
	Symbion Health Limited	2001 to 2007
G J Kraehe AO	Bluescope Steel Limited	2002 to current
	Brambles Industries Limited	2005 to 2006
	Brambles Industries plc	2005 to 2006
	Djerriwarrh Investments Limited	2002 to current
	National Australia Bank Limited	1997 to 2005
C L Mayhew	Brambles Industries Limited	2005 to 2006
	Brambles Industries plc	2005 to 2006
	John Lewis Partnership plc	1993 to 2004
	WH Smith plc	2006 to current
	WH Smith Retail Holdings Limited	2005 to 2006
D A Mezzanotte	–	–

Directors' directorships of other listed companies (continued)

Director	Listed Company	Period Directorship Held
J Nasser AO	BHP Billiton Limited	2006 to current
	BHP Billiton plc	2006 to current
	Brambles Industries Limited	2004 to 2006
	Brambles Industries plc	2004 to 2006
	British Sky Broadcasting Group plc	2002 to current
D J Turner	Brambles Industries Limited	2001 to 2006
	Brambles Industries plc	2001 to 2006
	Commonwealth Bank of Australia	2006 to current
	Whitbread plc	2001 to 2006

Interests in securities

Pages 71 and 75 of the Remuneration Report include details of the relevant interests of Directors and of the five most highly remunerated officers of the Group (other than the Directors) in shares and other securities of Brambles Limited.

Contracts with Directors

David Turner, Mike Ihlein and Dave Mezzanotte, being Executive Directors in the full-time employment of the Group, have entered into service contracts. Under the terms of these contracts, they are entitled to receive benefits including shares and options. The principal terms of these contracts are described in the Remuneration Report on pages 63 to 65.

Letters of appointment, which are contracts for service but not contracts of employment, have been put in place with each of the Non-executive Directors. A copy of the standard letter of appointment used by Brambles can be found on the Group's website at www.brambles.com. These letters confirm that the Non-executive Directors have no right to compensation on the termination of their appointment for any reason, other than for unpaid fees and expenses for the period actually served.

Since the end of the year, no Director has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of Directors' emoluments shown in the Remuneration Report forming part of this Directors' Report or fixed salary as a full-time employee of the Group) by reason of a contract made by Brambles Limited, its controlled entities or a related body corporate with the Director, or with a firm of which the Director is a member, or with an entity in which the Director has a substantial financial interest.

Indemnities

Indemnities provided to the Directors and officers in accordance with the constitution of Brambles are detailed in Note 36 on pages 158 to 160.

Environmental regulation

Details of the Group's compliance with significant environmental regulations and its environmental performance are set out in the Corporate Social Responsibility Report on pages 32 to 43.

Share capital and options

Details of the changes in the issued share capital of Brambles and options outstanding over Brambles Limited shares at the year end are given in Notes 27 and 28 on pages 136 to 142. No options over the shares of any of Brambles' controlled entities for the year ended 30 June 2007 were granted during that year or since the end of that year to the date of this report.

Non-audit services

The amount of US$2.540 million was paid or is payable to PricewaterhouseCoopers, the Group's auditors, for non-audit services provided during the year, by them (or another person or firm on their behalf). These services primarily related to tax consulting advice on restructuring and the Unification. The Audit Committee has reviewed the provision of non-audit services by PricewaterhouseCoopers and its related practices and provided the Directors with formal written advice of a resolution passed by the Audit Committee. Consistent with this advice, the Directors are satisfied that the provision of non-audit services by PricewaterhouseCoopers and its related practices did not compromise the auditor independence requirements of the Act for the following reasons: the nature of the non-audit services provided for the year; the quantum of non-audit fees compared to overall audit fees; and the pre-approval, monitoring and ongoing review requirements under the Audit Committee Charter in relation to non-audit work.

The auditors have also provided the Audit Committee with a letter confirming that, in their professional judgement, as at 22 August 2007, they have maintained their independence in accordance with their firm's requirements, with the provisions of APES 110 – Code of Ethics for Professional Accountants, the applicable provisions of the Act, and other professional and regulatory requirements in Australia. On the same basis, they also confirm that the objectivity of the audit engagement partners and the audit staff is not impaired.

Auditors' Independence Declaration

A copy of the auditors' independence declaration as required under Section 307C of the Act is set out on page 86.

Annual General Meeting

The Annual General Meeting will be held at 10.00 am (AEST) on 16 November 2007 at The Grand Ballroom, Hilton Brisbane, 190 Elizabeth Street, Brisbane, QLD 4000.

This Directors' Report is made in accordance with a resolution of the Board.

D R Argus AO
Chairman

M F Ihlein
Chief Executive Officer

22 August 2007

AUDITORS' INDEPENDENCE DECLARATION



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

As lead auditor for the audit of Brambles Limited for the year ended 30 June 2007, I declare that, to the best of my knowledge and belief, there have been:

a)   no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)   no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Brambles Limited and the entities it controlled during the period.

M G Johnson
Partner
PricewaterhouseCoopers

Sydney
22 August 2007

SHAREHOLDER INFORMATION

Directors

D R Argus AO
(Non-executive Chairman)

A G Froggatt
(Non-executive Director)

D P Gosnell
(Non-executive Director)

H-O Henkel
(Non-executive Director)

M F Ihlein
(Chief Executive Officer)

S P Johns
(Non-executive Director)

S C H Kay
(Non-executive Director)

G J Kraehe AO
(Non-executive Director)

C L Mayhew
(Non-executive Director)

D A Mezzanotte
(Executive Director)

J Nasser AO
(Non-executive Director)

D J Turner
(Non-executive Director)

Company secretary

Craig van der Laan, BA LLB (Hons)

Registered office

Brambles Limited
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000
Australia
ACN 118 896 021

Tel: 61 (0) 2 9256 5222
Fax: 61 (0) 2 9256 5299

Website

www.brambles.com

Stock exchange listings

Brambles' ordinary shares have a primary listing on the
Australian Securities Exchange and a secondary listing (where
ordinary shares traded are settled via CDIs) on the London Stock
Exchange.

Share registrars

Online access to shareholding and CDI holding information
is available to investors through the Link Market Services
and Lloyds TSB Registrars websites.

Ordinary shareholders
Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Australia
Locked Bag A14
Sydney South NSW 1235
Australia

Tel: 61 (0) 2 8280 7143
         1300 883 073 (freecall within Australia)
Fax: 61 (0) 2 9287 0303
E-mail: registrars@linkmarketservices.com.au

Website: www.linkmarketservices.com.au

CDI holders
For CDI holders who use the Lloyds TSB Registrars corporate
nominee service (including former BIP shareholders who held
their shares in certificated form), contact:

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
United Kingdom

Tel: 0870 600 3970 (UK only)
         44 (0) 121 415 7047 (from outside the UK)
Fax: 0870 600 3980 (UK only)
         44 (0) 1903 854 031 (from outside the UK)

Website: www.shareview.co.uk

For CDI holders who are CREST participants (including former
BIP shareholders who held their shares in dematerialised form
through CREST) contact:

Euroclear UK & Ireland Limited
33 Cannon Street
London EC4M 5SB
United Kingdom

Tel: 08459 645 648 (option 4) (UK only)
         44 (0) 8459 645 648 (option 4) (from outside the UK)
Fax: 020 7849 0134 (UK only)
         44 (0) 20 7849 0134 (from outside the UK)

Website: www.euroclear.co.uk

SHAREHOLDER INFORMATION (continued)

Annual General Meeting

The Brambles 2007 Annual General Meeting will be held at 10.00 am (AEST) on 16 November 2007 at The Grand Ballroom, Hilton Brisbane, 190 Elizabeth Street, Brisbane, QLD 4000.

Financial calendar

Final dividend 2007
Ex dividend date – Monday, 17 September 2007
Record date – Friday, 21 September 2007
Payment date – Thursday, 11 October 2007

2008 (Provisional)
Announcement of interim results – end February
Interim dividend – mid March
Announcement of final results – end August
Final dividend – mid October
Annual General Meeting – November

Analysis of securities holders as at 17 August 2007

Substantial shareholders

Brambles has been notified of the following substantial shareholdings:

Holder	Number of ordinary shares	% of issued ordinary share capital
Barclays Global Investors Australia Limited	86,819,740	6.04
Commonwealth Bank of Australia, Colonial Limited	105,731,782	7.47

Distribution of ordinary shareholdings

	Holders	Shares
1 – 1,000	38,436	22,477,873
1,001 – 5,000	43,969	108,123,811
5,001 – 10,000	7,639	55,742,390
10,001 – 100,000	4,473	98,198,176
100,001 and over	275	1,131,854,117
Total	**94,792**	**1,416,396,367**

The number of security investors holding less than a marketable parcel of 39 securities (based on a market price of A$12.90 on 17 August 2007) is 322 and they hold 4,490 securities.

Number of options on issue and distribution of holdings

	Holders	Options
1 – 1,000	459	205,636
1,001 – 5,000	3,160	6,363,351
5,001 – 10,000	332	2,298,638
10,001 – 100,000	238	5,760,505
100,001 and over	14	4,257,171
Total	**4,203**	**18,885,301**

Twenty largest ordinary shareholders

	Name	Number of ordinary shares	% of share capital
1	HSBC Custody Nominees	249,046,759	17.58
2	J P Morgan Nominees Australia Ltd	236,836,393	16.72
3	National Nominees Limited	177,407,315	12.53
4	Citicorp Nominees Pty Limited	131,230,149	9.27
5	ANZ Nominees Limited	114,274,626	8.07
6	Belike Nominees Pty Ltd	40,271,973	2.84
7	Cogent Nominees Pty Limited	32,394,169	2.29
8	Queensland Investment Corporation	20,582,213	1.45
9	RBC Dexia Investor Services	10,819,728	0.76
10	AMP Life Limited	10,098,995	0.71
11	Australian Foundation Investment	6,529,990	0.46
12	Bond Street Custodians Limited	6,437,476	0.45
13	Australian Reward Investment Alliance	5,446,757	0.38
14	UBS Nominees Pty Ltd	4,648,000	0.33
15	UBS Wealth Management Australia	4,343,125	0.31
16	Invia Custodian Pty Limited	4,223,561	0.30
17	Warnford Nominees Pty Limited	4,006,803	0.28
18	Argo Investments Limited	3,773,747	0.27
19	Perpetual Trustee Company Limited	3,386,391	0.24
20	Equity Trustees Limited	3,243,144	0.23
	Percentage of total holdings of 20 largest holders	**1,069,001,314**	**75.47**

ANZ Nominees Limited is the nominee holder of the ordinary shares underlying the CDIs which trade on the London Stock Exchange.

Voting rights: ordinary shares

Brambles Limited's constitution provides that each member entitled to attend and vote may attend and vote in person or by proxy, by attorney or, where the member is a body corporate, by representative. On a show of hands, every member present in person, by proxy, by attorney or, where the member is a body corporate, by representative and having the right to vote on a resolution has one vote.

On a poll, every member present in person, by proxy, by attorney or, where the member is a body corporate, by representative and having the right to vote on the resolution has one vote for each ordinary share held.

Voting rights: options

Options over ordinary shares do not carry any voting rights.

INDEX TO FINANCIAL STATEMENTS
for the year ended 30 June 2007

CONSOLIDATED INCOME STATEMENT
for the year ended 30 June 2007

| | | 2007 | | | 2006 | | |
	Note	Before special items US$m	Special[1] items US$m	Result for the year US$m	Before special items US$m	Special[1] items US$m	Result for the year US$m
Continuing operations							
Sales revenue	5a	3,868.8	–	3,868.8	3,522.1	–	3,522.1
Other income	5a	160.9	–	160.9	126.6	–	126.6
Operating expenses	5b, 6a	(3,101.2)	(136.8)	(3,238.0)	(2,881.0)	(70.2)	(2,951.2)
Share of results of joint ventures and associates	19d	4.3	–	4.3	3.6	–	3.6
Operating profit		932.8	(136.8)	796.0	771.3	(70.2)	701.1
Finance revenue		39.4	–	39.4	8.1	–	8.1
Finance costs		(99.3)	–	(99.3)	(119.9)	–	(119.9)
Net finance costs	8	(59.9)	–	(59.9)	(111.8)	–	(111.8)
Profit before tax		872.9	(136.8)	736.1	659.5	(70.2)	589.3
Tax expense	6a, 9	(287.2)	(15.2)	(302.4)	(229.4)	2.7	(226.7)
Profit from continuing operations		585.7	(152.0)	433.7	430.1	(67.5)	362.6
Profit from discontinued operations	12b	27.7	829.9	857.6	217.0	884.8	1,101.8
Profit for the year		613.4	677.9	1,291.3	647.1	817.3	1,464.4
Profit attributable to:							
– Minority interest		–	–	–	1.0	–	1.0
– Members of the parent entity		613.4	677.9	1,291.3	646.1	817.3	1,463.4
Earnings per share (cents)	10						
Total							
– Basic				83.4			86.7
– Diluted				82.3			85.2
Continuing operations							
– Basic				28.0			21.5
– Diluted				27.7			21.1

[1] Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment. Refer to Note 6 and 12c.

The consolidated income statement should be read in conjunction with the accompanying notes.

PARENT ENTITY INCOME STATEMENT
for the year ended 30 June 2007

| | | 2007 | | | 2006 | | |
| | | Before special items | Special items | Result for the year | Before special items | Special items | Result for the year |
	Note	US$m	US$m	US$m	US$m	US$m	US$m
Continuing operations							
Revenue	5a	–	–	–	–	–	–
Other income	5a	–	–	–	–	–	–
Operating expenses	5b, 6b	–	(6.4)	(6.4)	–	–	–
Operating profit		–	(6.4)	(6.4)	–	–	–
Finance revenue		446.9	–	446.9	–	–	–
Finance costs		(70.5)	–	(70.5)	–	–	–
Net finance revenue	8	376.4	–	376.4	–	–	–
Profit before tax		376.4	(6.4)	370.0	–	–	–
Tax expense	6b, 9	(113.1)	(1.2)	(114.3)	–	–	–
Profit for the year		263.3	(7.6)	255.7	–	–	–

The parent entity income statement should be read in conjunction with the accompanying notes.

The 2006 income statement represents the period 21 March 2006 to 30 June 2006. Any 2006 income statement disclosures relate to this period.

BALANCE SHEETS
as at 30 June 2007

		Consolidated		Parent entity	
	Note	**2007** US$m	2006 US$m	**2007** US$m	2006 US$m
ASSETS					
Current assets					
Cash and cash equivalents	14	**130.4**	129.4	**0.6**	–
Trade and other receivables	15	**791.6**	2,056.6	**–**	–
Inventories	16	**33.5**	26.3	**–**	–
Derivative financial instruments	17	**6.7**	7.1	**–**	–
Other assets	18	**41.1**	41.5	**–**	–
		1,003.3	2,260.9	**0.6**	–
Assets classified as held for sale		**–**	648.8	**–**	–
Total current assets		**1,003.3**	2,909.7	**0.6**	–
Non-current assets					
Other receivables	15	**9.0**	8.8	**12,234.2**	–
Investments	19	**23.5**	23.1	**6,113.6**	–
Property, plant and equipment	20	**3,219.9**	2,916.7	**–**	–
Goodwill	21	**606.1**	562.1	**–**	–
Intangible assets	22	**150.3**	155.1	**–**	–
Deferred tax assets	9	**3.1**	17.6	**–**	–
Derivative financial instruments	17	**1.9**	4.1	**–**	–
Other assets	18	**0.3**	0.6	**–**	–
Total non-current assets		**4,014.1**	3,688.1	**18,347.8**	–
Total assets		**5,017.4**	6,597.8	**18,348.4**	–
LIABILITIES					
Current liabilities					
Trade and other payables	23	**806.0**	757.8	**–**	–
Borrowings	24	**64.3**	59.4	**–**	–
Derivative financial instruments	17	**0.5**	0.3	**–**	–
Tax payable		**74.7**	235.5	**0.5**	–
Provisions	25	**111.9**	126.0	**–**	–
		1,057.4	1,179.0	**0.5**	–
Liabilities directly associated with assets classified as held for sale		**–**	331.5	**–**	–
Total current liabilities		**1,057.4**	1,510.5	**0.5**	–
Non-current liabilities					
Borrowings	24	**2,063.0**	1,760.1	**–**	–
Provisions	25	**45.7**	37.8	**–**	–
Retirement benefit obligations	26	**29.6**	64.0	**–**	–
Deferred tax liabilities	9	**389.8**	265.9	**–**	–
Other liabilities	23	**9.2**	6.5	**2,850.7**	–
Total non-current liabilities		**2,537.3**	2,134.3	**2,850.7**	–
Total liabilities		**3,594.7**	3,644.8	**2,851.2**	–
Net assets		**1,422.7**	2,953.0	**15,497.2**	–
EQUITY					
Contributed equity	27	**14,062.8**	957.2	**14,062.8**	–
Reserves	29	**(14,881.5)**	457.5	**1,178.7**	–
Retained earnings	29	**2,241.1**	1,534.4	**255.7**	–
Parent entity interest		**1,422.4**	2,949.1	**15,497.2**	–
Minority interest	29	**0.3**	3.9	**–**	–
Total equity		**1,422.7**	2,953.0	**15,497.2**	–

The balance sheets should be read in conjunction with the accompanying notes.

STATEMENTS OF RECOGNISED INCOME AND EXPENSE
for the year ended 30 June 2007

		Consolidated		Parent entity	
	Note	2007 US$m	2006 US$m	2007 US$m	2006 US$m
Actuarial gains/(losses) on defined benefit pension plans:					
– Continuing	26e	33.3	2.3	–	–
– Discontinued	26e	(33.4)	31.8	–	–
Exchange differences on translation of:					
– Foreign operations		131.7	69.4	1,209.6	–
– Entities disposed taken to profit		8.4	(135.2)	–	–
Cash flow hedges:					
– (Losses)/gains taken to equity		(0.2)	7.8	–	–
– Transferred to profit or loss		(5.0)	(3.2)	–	–
Income tax:					
– On items taken directly to or transferred directly from equity	9a	4.0	(8.6)	–	–
– On items transferred to profit or loss	9a	1.9	(1.5)	–	–
Net income/(expense) recognised directly in equity		140.7	(37.2)	1,209.6	–
Profit for the year		1,291.3	1,464.4	255.7	–
Total recognised income and expense for the year		**1,432.0**	1,427.2	**1,465.3**	–
Attributable to:					
Minority interest		–	1.0	–	–
Members of the parent entity		1,432.0	1,426.2	–	–
		1,432.0	1,427.2	–	–
Adjustment on initial adoption of AASB 132 and AASB 139:					
– Taken to retained earnings		–	(2.2)		
– Taken to reserves		–	2.0		
		–	(0.2)		

The statements of recognised income and expense should be read in conjunction with the accompanying notes.

CASH FLOW STATEMENTS
for the year ended 30 June 2007

	Note	Consolidated 2007 US$m	2006 US$m	Parent entity 2007 US$m	2006 US$m
Cash flows from operating activities					
Receipts from customers		**4,653.3**	6,785.9	–	–
Payments to suppliers and employees		**(3,380.0)**	(5,271.9)	–	–
Cash generated from operations		**1,273.3**	1,514.0	–	–
Dividends received from joint ventures and associates		**7.0**	16.1	–	–
Interest received		**39.5**	8.4	**0.9**	–
Interest paid		**(93.3)**	(127.9)	**(5.1)**	–
Income taxes paid on operating activities		**(182.5)**	(221.5)	**(118.9)**	–
Net cash inflow/(outflow) from operating activities	31d	**1,044.0**	1,189.1	**(123.1)**	–
Cash flows from investing activities					
Proceeds from disposal of businesses		**2,427.6**	1,084.3	–	–
Income tax paid on disposal of businesses		**(152.7)**	–	–	–
Acquisition of subsidiaries, net of cash acquired		**(19.9)**	(199.8)	–	–
Increase in other investments		–	(2.9)	–	–
Disposals of other investments		–	2.2	–	–
Purchases of property, plant and equipment		**(670.2)**	(784.6)	–	–
Proceeds from sale of property, plant and equipment		**131.1**	176.3	–	–
Purchases of intangible assets		**(16.1)**	(24.2)	–	–
Loan outflows with subsidiaries and associates		**(0.4)**	(2.0)	**(853.1)**	–
Loan inflows with subsidiaries and associates		**1.8**	5.8	**3,440.2**	–
Net cash inflow from investing activities		**1,701.2**	255.1	**2,587.1**	–
Cash flows from financing activities					
Proceeds from borrowings		**5,377.0**	3,330.2	–	–
Repayments of borrowings		**(5,146.1)**	(3,940.2)	–	–
Net outflow from option costs and hedge borrowings		**(21.3)**	(5.3)	**(6.4)**	–
Proceeds from issue of ordinary shares		**75.6**	64.0	**20.8**	–
Buy-back of ordinary shares		**(1,527.5)**	(645.2)	**(1,527.5)**	–
Cash Alternative at Unification		**(950.3)**	–	**(950.3)**	–
Dividends paid to Brambles' shareholders		**(604.0)**	(296.7)	–	–
Dividends paid to minority interests		–	(0.6)	–	–
Net cash used in financing activities		**(2,796.6)**	(1,493.8)	**(2,463.4)**	–
Net decrease in cash and cash equivalents		**(51.4)**	(49.6)	**0.6**	–
Cash and deposits, net of overdrafts, at beginning of year		**129.4**	188.0	–	–
Effect of exchange rate changes		**48.9**	(9.0)	–	–
Cash and deposits, net of overdrafts, at end of year	31a	**126.9**	129.4	**0.6**	–

The cash flow statements should be read in conjunction with the accompanying notes.

Note 1.
Basis of preparation

These financial statements present the consolidated results of Brambles Limited (ACN 118 896 021) and its subsidiaries (Brambles or the Group) for the year ended 30 June 2007.

The financial statements comply with International Financial Reporting Standards (IFRS). This general purpose financial report has been prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS) and in accordance with the requirements of the Corporations Act 2001. They comply with applicable accounting standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and the Urgent Issues Group (UIG).

The financial statements are drawn up in accordance with the conventions of historical cost accounting, except for available-for-sale investments, derivative financial instruments and financial assets and liabilities at fair value through profit or loss.

References to 2007 and 2006 are to the financial years ended 30 June 2007 and 30 June 2006 respectively.

Unification of the DLC structure

Brambles Industries Limited (BIL) and Brambles Industries plc (BIP) became parties to a dual-listed companies structure (DLC Structure) on 7 August 2001. A DLC structure is a contractual arrangement between two listed companies under which they operate as if they were a single economic enterprise (with a common Board and executive management team) while retaining their separate legal identities, tax residences and stock exchange listings. The result is that the shareholders of each company effectively have the same status in terms of votes, dividends and capital returns as if they held shares in a single economic enterprise controlling the assets of both companies.

On 29 November 2005, Brambles announced its intention to unify the DLC Structure under a single Australian holding company with a primary listing on the Australian Securities Exchange (ASX) and a secondary listing on the London Stock Exchange (LSE). Brambles also announced that it intended to undertake on-market buy-backs prior to the Unification and to make a cash alternative available to those shareholders who did not wish to receive shares in the new Australian holding company on Unification (Cash Alternative).

On 4 December 2006 Brambles Limited, which was incorporated on 21 March 2006, became the new holding company by way of schemes of arrangement between BIL and its shareholders under Australian law and between BIP and its shareholders under English law (Unification).

Following approval of the Schemes and satisfaction of all conditions precedent:

- BIL Shareholders had their shares in BIL transferred to Brambles Limited in return for the issue by Brambles Limited of new Brambles Limited shares (on a one-for-one basis) or payment of cash by Brambles Limited under the Cash Alternative;
- BIP Shareholders had their shares in BIP transferred to Brambles Limited in return for the issue by Brambles Limited of new Brambles Limited shares (on a one-for-one basis) or cancelled in return for the payment of cash by Brambles Limited under the Cash Alternative; and
- BIL and BIP then became wholly owned subsidiaries of Brambles Limited.

Note 2.
Significant accounting policies

The policies set out below have been consistently applied to all the years presented.

New accounting standards and interpretations

At 30 June 2007, certain new accounting standards and interpretations have been published that will become mandatory in future reporting periods. Brambles has not elected to early-adopt these new or amended accounting standards and interpretations. The expected impact of these changed accounting requirements should not materially alter Brambles' accounting policies at the date of this report.

AASB 7: Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards are applicable to annual reporting periods beginning on or after 1 January 2007. AASB 7 introduces new disclosures in relation to financial instruments.

AASB 8: Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards are applicable to annual reporting periods beginning on or after 1 January 2009. AASB 8 will have an effect on the disclosures in segment reporting.

AASB 123: Borrowing Costs and AASB 2007-6 Amendments to Australian Accounting Standards are applicable to annual reporting periods beginning on or after 1 January 2009. AASB 123 removes the option to expense as incurred borrowing costs on fixed assets that take time to construct.

Basis of consolidation

Brambles Limited was incorporated on 21 March 2006.

For the purpose of preparing the Brambles Limited consolidated financial statements, Unification has been accounted for as a reverse acquisition, with BIL and BIP jointly identified as the acquirer in accordance with AASB 3: Business Combinations.

Whilst Brambles Limited reflects its investment in BIL and BIP at fair value at the date of acquisition in its parent entity accounts, the Brambles Limited consolidated accounts are presented as a continuation of the BIL and BIP consolidated group. Therefore, Brambles Limited's assets, liabilities and contingent liabilities were fair valued and then consolidated together with BIL and BIP and their subsidiaries.

The consolidated financial statements of Brambles include the financial statements of Brambles Limited and all its legal subsidiaries. The consolidation process eliminates all inter-entity accounts and transactions. The financial statements of overseas subsidiaries have been prepared in accordance with overseas accounting practices and, for consolidation purposes, have been adjusted to comply with AIFRS. The financial statements of all subsidiaries are prepared for the same reporting period.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to the income statement in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Investment in controlled entities

Shares in controlled entities, as recorded in the parent entity, are recorded at cost.

Investment in joint ventures and associates

Investments in associates, where Brambles exercises significant influence, and other joint venture entities are accounted for using the equity method in the consolidated financial statements, and include any goodwill arising on acquisition. Under this method, Brambles' share of the profits or losses of associates and joint ventures is recognised in the consolidated balance sheet and its share of movements in reserves is recognised in consolidated reserves. Cumulative movements are adjusted against the cost of the investment.

If Brambles' share of losses in an associate or joint venture exceeds its interest in the associate or joint venture, Brambles does not recognise further losses unless it has incurred obligations or made payments on behalf of its associate or joint venture.

Loans to equity accounted associates and joint ventures under formal loan agreements are long term in nature and are included as investments.

Where there has been a change recognised directly in the joint venture's or associate's equity, Brambles recognises its share of any changes as a change in equity.

Non-current assets held for sale

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Discontinued operations

The trading results for business operations disposed during the year or classified as held for sale are disclosed separately as discontinued operations in the income statement. The amount disclosed includes any related impairment losses recognised and any gains or losses arising on disposal.

Comparative amounts for the prior year are restated in the income statement to include current year discontinued operations.

Segment reporting

Brambles' primary segment for reporting purposes is by business as Brambles' risks and rates of return are affected predominantly by the difference in the products and services between business streams. Secondary segment information is reported geographically.

Primary segment information is further analysed between continuing and discontinued operations.

Note 2.
Significant accounting policies (continued)

Presentation currency

The consolidated and parent entity financial statements are presented in US dollars.

Brambles has selected the US dollar as its presentation currency for the following reasons:

*   a significant portion of Brambles' activity is denominated in US dollars; and
*   the US dollar is widely understood by Australian, UK and international investors and analysts.

At 30 June 2006, prior to Unification, Brambles Limited, which has an A$ functional currency, had not traded. It prepared its first set of entity financial statements at that date using the Australian dollar as its presentation currency, and reported issued capital of A$2 and cash of A$2. Following Unification, Brambles Limited parent entity financial statements are presented in US dollars, consistent with the presentation currency used in the consolidated financial statements. Presenting both the consolidated and parent entity financial statements in US dollars avoids potential confusion for users of the financial statements and simplifies financial reporting.

Foreign currency

Items included in the financial statements of each of Brambles' entities are measured using the functional currency of each entity.

Foreign currency transactions are translated into the functional currency of each entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation at year-end rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except where deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on retranslation are recognised directly in equity.

The results and cash flows of Brambles Limited, subsidiaries, joint ventures and associates are translated into US dollars using the average exchange rates for the period. Where this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, the exchange rate on the transaction date is used. Assets and liabilities of Brambles Limited, subsidiaries, joint ventures and associates are translated into US dollars at the exchange rate ruling at the balance sheet date. Following Unification, the share capital of Brambles Limited is translated into US dollars at historical rates. All resulting exchange differences arising on the translation of Brambles' overseas and Australian entities are recognised as a separate component of equity.

The financial statements of foreign subsidiaries, joint ventures and associates that report in the currency of a hyperinflationary economy are restated in terms of the measuring unit current at the balance sheet date before they are translated into US dollars.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

The principal exchange rates affecting Brambles were:

		US$:A$	US$:euro	US$:£
Average	2007	0.7901	1.3187	1.9520
	2006	0.7474	1.2256	1.7899
Year end	30 June 2007	0.8519	1.3580	2.0116
	30 June 2006	0.7425	1.2813	1.8525

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to Brambles and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of duties and taxes paid (Goods and Services Tax and local equivalents), except for UK landfill tax.

Revenue is recognised as follows:

*   For services, when invoicing the customer following the provision of the service and/or under the terms of agreed contracts in accordance with agreed contractual terms in the period in which the service is provided;
*   Where services are provided under long term contracts, the percentage of completion method is used to determine applicable revenue. Where the outcome of a contract cannot be reliably estimated but the applicable costs are expected to be recovered, revenue is recognised only to the extent of costs incurred.

Other income

Other income includes net gains on disposal of property, plant and equipment in the ordinary course of business, which are recognised when control of the property has passed to the buyer. Amounts arising from compensation for irrecoverable pooling equipment are recognised only when it is probable that they will be received.

Dividends

Dividend revenue is recognised when the shareholders' right to receive the payment is established.

Finance revenue

Interest revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Borrowing costs

Borrowing costs are recognised as expenses in the year in which they are incurred, except where they are included in the cost of qualifying assets.

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity's outstanding borrowings during the year. No borrowing costs were capitalised in 2007 or 2006.

Pensions and other post-employment benefits

Payments to defined contribution pension schemes are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where Brambles' obligations under the schemes are equivalent to those arising in a defined contribution pension scheme.

In 2006, Brambles elected to early adopt the amendment to AASB 119: Employee Benefits in order to recognise actuarial gains and losses in the statement of recognised income and expense.

A liability in respect of defined benefit pension schemes is recognised in the balance sheet, measured as the present value of the defined benefit obligation at the reporting date less the fair value of the pension scheme's assets at that date. Pension obligations are measured as the present value of estimated future cash flows discounted at rates reflecting the yields of high quality corporate bonds.

The costs of providing pensions under defined benefit schemes are calculated using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

Actuarial gains and losses arising from differences between expected and actual returns, and the effect of changes in actuarial assumptions are recognised in full through the statement of recognised income and expense in the period in which they arise.

The costs of other post-employment liabilities are calculated in a similar way to defined benefit pension schemes and spread over the period during which benefit is expected to be derived from the employees' services, in accordance with the advice of qualified actuaries.

Executive and employee option plans

Incentives in the form of share-based compensation benefits are provided to executives and employees under share option and performance share schemes approved by shareholders.

Options and share awards are fair valued by qualified actuaries at their grant dates in accordance with the requirements of AASB 2: Share-based Payments, using a binomial model. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, on a straight-line basis over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date).

Executives and employees in certain jurisdictions are provided cash incentives calculated by reference to the options and awards under the share option schemes (phantom shares). These phantom shares are fair valued on initial grant and at each subsequent reporting date. The cost of such phantom shares is charged to the income statement over the relevant vesting periods, with a corresponding increase in provisions.

The fair value calculation of options granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, Brambles revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Special items

Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment. Such items are likely to include, but are not restricted to, gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring, and impairment charges on tangible or intangible assets. The Directors consider that this presentation best assists the users of Brambles' financial statements in their understanding of the underlying business results.

NOTES TO AND FORMING PART OF THE
FINANCIAL STATEMENTS (continued)
for the year ended 30 June 2007

Note 2.
Significant accounting policies (continued)

Assets

Cash and cash equivalents
For purposes of the cash flow statement, cash includes deposits at call with financial institutions and other highly liquid investments which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Bank overdrafts are presented within borrowings in the balance sheet.

Receivables
Trade receivables do not carry any interest and are recognised at amounts receivable less an allowance for any uncollectible amounts. Trade receivables are recognised when services are provided and settlement is expected within normal credit terms.

Bad debts are written-off when identified. A provision for doubtful receivables is established when there is a level of uncertainty as to the full recoverability of the receivable, based on objective evidence.

Inventories
Stock and stores on hand are valued at the lower of cost and net realisable value and, where appropriate, provision is made for possible obsolescence. Work in progress, which represents partly-completed work undertaken at pre-arranged rates but not invoiced at the balance sheet date, is recorded at the lower of cost or net realisable value.

Cost is determined on a first-in, first-out basis and, where relevant, includes an appropriate portion of overhead expenditure. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs to make the sale.

Recoverable amount of non-current assets
At each reporting date, Brambles assesses whether there is any indication that an asset, or cash generating unit to which the asset belongs, may be impaired. Where an indicator of impairment exists, Brambles makes a formal estimate of recoverable amount. The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use.

Where the carrying value of an asset exceeds its recoverable amount, the asset is considered to be impaired and is written down to its recoverable amount. The impairment loss is recognised as a special item of expense in the income statement in the reporting period in which the write-down occurs.

The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a market risk adjusted discount rate.

Property, plant and equipment
Property, plant and equipment (PPE) is stated at cost, net of depreciation and any impairment, except land which is shown at cost less impairment. Cost includes expenditure that is directly attributable to the acquisition of assets, and, where applicable, an initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditure is capitalised only when it is probable that future economic benefits associated with the expenditure will flow to Brambles. Repairs and maintenance are expensed in the income statement in the period they are incurred.

Depreciation is charged in the financial statements so as to write-off the cost of all PPE, including landfill sites, but excluding other freehold land, to their residual value on a straight-line or reducing balance basis over their expected useful lives to Brambles. Residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Predominantly, the straight-line basis has been used except for landfill sites where depreciation is based on the capacity used as a proportion of the total capacity available.

The expected useful lives of PPE are generally:

- Buildings   50 years
- Pooling equipment   5–10 years
- Other plant and equipment (owned and leased)   3–20 years

The cost of improvements to leasehold properties is amortised over the unexpired portion of the lease, or the estimated useful life of the improvement to Brambles, whichever is the shorter.

Provision is made for irrecoverable pooling equipment based on experience in each market. The provision is presented within accumulated depreciation.

The carrying values of PPE are reviewed for impairment when circumstances indicate their carrying values may not be recoverable. Assets are assessed within the cash generating unit to which they belong. Any impairment losses are recognised in the income statement.

The recoverable amount of PPE is the greater of its fair value less costs to sell and its value in use. Value in use is determined as estimated future cash flows discounted to their present value using a pre-tax discount rate reflecting current market assessments of the time value of money and the risk specific to the asset.

PPE is derecognised upon disposal or when no future economic benefits are expected to arise from continued use of the asset. Any net gain or loss arising on derecognition of the asset is included in the income statement and presented as other income in the period in which the asset is derecognised.

Goodwill

Goodwill is carried at cost less accumulated impairment losses. Goodwill is not amortised.

Goodwill represents the excess of the cost of an acquisition over the fair value of Brambles' share of the net identifiable assets of the acquired subsidiary, joint venture or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of joint ventures and associates is included in investments in joint ventures and associates.

Upon acquisition, any goodwill arising is allocated to each cash generating unit expected to benefit from the acquisition. Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired. An impairment loss is recognised when the recoverable amount of the cash generating unit is less than its carrying amount.

On disposal of an operation, goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal.

Intangible assets

Intangible assets acquired are capitalised at cost, unless acquired as part of a business combination in which case they are capitalised at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less provisions for amortisation and impairment.

The costs of acquiring and developing computer software for internal use are capitalised as intangible non-current assets where it is used to support a significant business system and the expenditure leads to the creation of a durable asset.

Useful lives have been established for all non-goodwill intangible assets. Amortisation charges are expensed in the income statement on a straight-line basis over those useful lives. Estimated useful lives are reviewed annually.

The expected useful lives of intangible assets are generally:

- Customer lists and relationships   3–20 years
- Computer software   3–7 years

There are no non-goodwill intangible assets with indefinite lives.

Intangible assets are tested for impairment where an indicator of impairment exists, either individually or at the cash generating unit level.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Liabilities

Payables

Trade and other creditors represent liabilities for goods and services provided to Brambles prior to the end of the financial year which remain unpaid at the reporting date. The amounts are unsecured and are paid within normal credit terms.

Provisions

Provisions for liabilities are made on the basis that, due to a past event, the business has a constructive or legal obligation to transfer economic benefits that are of uncertain timing or amount. Provisions are measured at the present value of management's best estimate at the balance sheet date of the expenditure required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks appropriate to the liability.

Provisions for environmental and landfill costs include provisions associated with the closure and post closure costs of landfill sites. Brambles estimates its total future requirements for closure costs and for post closure monitoring and maintenance of each site after the anticipated closure.

Full provision for site restoration is made for the net present value (NPV) of Brambles' minimum unavoidable costs in relation to restoration liabilities at its landfill sites and this value is capitalised in fixed assets. Brambles provides for the NPV of restoration costs over the life of its landfill sites, based upon the amount of airspace consumed.

Provision for aftercare is made for the NPV of post closure costs based on the amount of airspace consumed in the period. The dates of payment of aftercare costs are uncertain but are anticipated to be up to 60 years from closing of the relevant landfill site.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost in the income statement.

Interest bearing liabilities

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the borrowing proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless Brambles has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Note 2.
Significant accounting policies (continued)

Employee entitlements

Employee entitlements are provided by Brambles in accordance with the legal and social requirements of the country of employment. Principal entitlements are for annual leave, sick leave, long service leave and contract entitlements. Annual leave and sick leave entitlements are presented within trade and other payables.

Liabilities for annual leave, as well as those employee entitlements which are expected to be settled within one year, are measured at the amounts expected to be paid when they are settled. All other employee entitlement liabilities are measured at the estimated present value of the future cash outflows to be made in respect of services provided by employees up to the reporting date.

Dividends

A provision for dividends is only recognised where the dividends have been declared prior to the reporting date.

Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments under operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis over the term of the lease.

Finance leases

Finance leases, which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to Brambles, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, present value of the minimum lease payments, and disclosed as property, plant and equipment held under lease. A lease liability of equal value is also recognised.

Lease payments are allocated between finance charges and a reduction of the lease liability so as to achieve a constant period rate of interest on the lease liability outstanding each period. The finance charge is recognised as a finance cost in the income statement.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term.

Income tax

The income tax expense or benefit for the year is the tax payable or receivable on the current year's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, calculated using tax rates which are enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are not recognised:

* Where the deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

* In respect of temporary differences associated with investments in subsidiaries, joint ventures and associates where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Current and deferred tax attributable to amounts recognised directly in equity are also recognised directly in equity.

Financial instruments

Financial assets and financial liabilities are recognised on Brambles' balance sheet when Brambles becomes a party to the contractual provisions of the instrument. Derecognition takes place when Brambles no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

Derivative instruments used by Brambles, which are used solely for hedging purposes (ie to offset foreign exchange and interest rate risks), comprise interest rate swaps, caps, collars, forward rate agreements and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of Brambles' existing underlying exposure in line with Brambles' risk management policies.

Derivative financial instruments are stated at fair value. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturities at the balance sheet date. The fair value of interest rate swap contracts is calculated as the present value of the forward cash flows of the instrument after applying market rates and standard valuation techniques.

For the purposes of hedge accounting, hedges are classified as either fair value hedges or cash flow hedges.

Fair value hedges

Fair value hedges are derivatives that hedge exposure to changes in the fair value of a recognised asset or liability, or an unrecognised firm commitment. In relation to fair value hedges which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement.

Any gain or loss attributable to the hedged risk on remeasurement of the hedged item is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity.

Hedge accounting is discontinued prospectively if the hedge is terminated or no longer meets the hedge accounting criteria. In this case, any adjustment to the carrying amounts of the hedged item for the designated risk for interest-bearing financial instruments is amortised to the income statement following termination of the hedge.

Cash flow hedges

Cash flow hedges are derivatives that hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability, or a highly probable forecast transaction.

In relation to cash flow hedges to hedge forecast transactions which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting.

At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecast transaction occurs.

If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the year.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same year in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

Derivatives that do not qualify for hedge accounting

Where derivatives do not qualify for hedge accounting, gains or losses arising from changes in their fair value are taken directly to net profit or loss for the year.

Contributed equity

Ordinary shares including share premium are classified as contributed equity. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of Brambles' own equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds of issue.

Note 2.
Significant accounting policies (continued)

Earnings per share (EPS)

Basic EPS is calculated as net profit attributable to members of the parent entity, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members of the parent entity, adjusted for:

* Costs of servicing equity (other than dividends) and preference share dividends;

* The after-tax effect of dividends and finance costs associated with dilutive potential ordinary shares that have been recognised as expenses;

* Other non-discretionary changes in revenues or expenses during the year that would result from the dilution of potential ordinary shares;

and divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Rounding of amounts

As Brambles is a company of a kind referred to in ASIC Class Order 98/0100, relevant amounts in the financial statements and Directors' Report have been rounded to the nearest hundred thousand US dollars or, in certain cases, to the nearest thousand US dollars.

Note 3.
Critical accounting estimates and judgements

In applying its accounting policies, Brambles has made estimates and assumptions concerning the future, which may differ from the related actual outcomes. Those estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Irrecoverable pooling equipment provisioning

Loss or damage is an inherent risk of pooling equipment operations. CHEP's pooling equipment operations around the world differ in terms of business model, market dynamics, customer and distribution channel profiles, contractual arrangements and operational detail. Brambles conducts audits on a regular basis to confirm the existence and the condition of its pooling equipment assets, and monitors its pooling equipment operations using detailed key performance indicators (KPIs).

The irrecoverable pooling equipment provision is determined by reference to historical statistical data in each market, including the outcome of audits and relevant KPIs, together with management estimates of future equipment losses.

Income taxes

Brambles is a global company and is subject to income taxes in many jurisdictions around the world. Significant judgement is required in determining the provision for income taxes on a worldwide basis. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Brambles recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from amounts provided, such differences will impact the current and deferred tax provisions in the period in which such outcome is obtained.

Provisions on divestments

Brambles has made provisions in relation to vendor warranties and other matters associated with the divestments made in 2007 and prior years. These provisions have been established by management using information currently available. Where the eventual outcome of these matters is different from amounts currently provided, such differences will impact profits in the period in which such outcome is recognised.

Note 4.
Segment information

Brambles' continuing business segments are CHEP (pallet and container pooling) and Recall (information management).

Discontinued operations comprise Cleanaway (waste management), Brambles Industrial Services, Regional Businesses and Recall's Italian operations, which were divested in 2006 or 2007.

Intersegment revenue during the period was immaterial.

	Total revenue		Sales revenue	
	2007 US$m	2006 US$m	2007 US$m	2006 US$m
By business segment				
CHEP	3,374.5	3,078.8	3,218.4	2,956.4
Recall	655.2	569.9	650.4	565.7
Continuing operations	4,029.7	3,648.7	3,868.8	3,522.1
Cleanaway	252.1	1,796.2	252.1	1,771.9
Brambles Industrial Services	–	444.7	–	441.5
Regional Businesses	–	161.2	–	160.8
Other	–	19.4	–	19.4
Discontinued operations	252.1	2,421.5	252.1	2,393.6
Total	4,281.8	6,070.2	4,120.9	5,915.7
By geographic origin				
Europe	1,816.7	2,998.9	1,779.8	2,961.1
Americas	1,843.2	1,867.3	1,737.4	1,771.0
Australia/New Zealand	487.6	1,044.9	473.9	1,029.1
Rest of World	134.3	159.1	129.8	154.5
Total	4,281.8	6,070.2	4,120.9	5,915.7

NOTES TO AND FORMING PART OF THE
FINANCIAL STATEMENTS (continued)
for the year ended 30 June 2007

Note 4.
Segment information (continued)

	Operating profit[1]		Comparable operating profit[2]		Special items, before tax	
	2007 US$m	2006 US$m	2007 US$m	2006 US$m	2007 US$m	2006 US$m
By business segment						
CHEP	845.2	703.8	845.2	703.8	–	–
Recall	86.5	72.8	118.5	97.5	(32.0)	(24.7)
Brambles HQ	(135.7)	(75.5)	(30.9)	(30.0)	(104.8)	(45.5)
Continuing operations	796.0	701.1	932.8	771.3	(136.8)	(70.2)
Cleanaway[3]	858.3	1,235.9	40.6	241.5	817.7	994.4
Brambles Industrial Services	–	51.0	–	62.8	–	(11.8)
Regional Businesses	–	66.2	–	5.2	–	61.0
Other	–	(25.5)	–	1.0	–	(26.5)
Discontinued operations	858.3	1,327.6	40.6	310.5	817.7	1,017.1
Total	1,654.3	2,028.7	973.4	1,081.8	680.9	946.9

	Capital expenditure (including acquisitions)		Depreciation and amortisation	
	2007 US$m	2006 US$m	2007 US$m	2006 US$m
By business segment				
CHEP	652.7	555.3	362.1	360.7
Recall	66.5	144.7	41.6	50.2
Brambles HQ	0.8	1.3	0.6	1.1
Continuing operations	720.0	701.3	404.3	412.0
Cleanaway	24.7	106.6	–	54.7
Brambles Industrial Services	–	71.6	–	21.1
Regional Businesses	–	8.7	–	4.4
Other	–	0.6	–	0.5
Discontinued operations	24.7	187.5	–	80.7
Total	744.7	888.8	404.3	492.7
By geographic origin				
Europe	283.6	291.3		
Americas	367.2	335.0		
Australia/New Zealand	63.0	234.1		
Rest of World	30.9	28.4		
Total	744.7	888.8		

	Segment assets		Segment liabilities	
	2007 US$m	2006 US$m	2007 US$m	2006 US$m
By business segment				
CHEP	**3,810.0**	3,445.8	**715.8**	588.4
Recall	**1,022.8**	941.4	**151.4**	131.9
Brambles HQ	**20.2**	1,382.3	**135.7**	272.1
Continuing operations	**4,853.0**	5,769.5	**1,002.9**	992.4
Cleanaway	**–**	610.2	**–**	321.9
Discontinued operations	**–**	610.2	**–**	321.9
Segment assets and liabilities	**4,853.0**	6,379.7	**1,002.9**	1,314.3
Cash and borrowings	**130.4**	129.4	**2,127.3**	1,819.5
Current tax balances	**7.4**	9.6	**74.7**	244.6
Deferred tax balances	**3.1**	41.6	**389.8**	266.4
Equity-accounted investments	**23.5**	37.5	**–**	**–**
Total assets and liabilities	**5,017.4**	6,597.8	**3,594.7**	3,644.8
By geographic origin				
Europe	**1,974.3**	2,407.8		
Americas	**2,128.5**	1,907.5		
Australia/New Zealand	**622.8**	1,913.3		
Rest of World	**127.4**	151.1		
Total	**4,853.0**	6,379.7		

[1]   Operating profit is segment revenue less segment expense and excludes net finance costs.

[2]   Comparable operating profit is profit before special items, finance costs and tax which the Directors consider to be a useful measure of underlying business performance. The difference between comparable operating profit and operating profit in the segment report is due to special items.

[3]   In 2007 and 2006, operating profit for the Cleanaway segment included the gain on disposal of both Cleanaway Australia and Industrial Services Australia as they were divested as one transaction.

Note 5.
Profit from ordinary activities – continuing operations

	Consolidated		Parent entity	
	2007 **US$m**	2006 US$m	**2007** **US$m**	2006 US$m
a) Revenue and other income – continuing operations				
Sales revenue	**3,868.8**	3,522.1	–	–
Net gains on disposals of property, plant and equipment	**42.7**	29.1	–	–
Other operating income	**118.2**	97.5	–	–
Other income	**160.9**	126.6	–	–
Total revenue	**4,029.7**	3,648.7	–	–
b) Operating expenses – continuing operations				
Employment costs (Note 7)	**739.4**	697.1	–	–
Service suppliers:				
– Transport	**722.0**	636.3	–	–
– Repairs and maintenance	**239.7**	231.2	–	–
– Subcontractors and other service suppliers	**497.5**	436.8	–	–
Raw materials and consumables	**182.7**	176.1	–	–
Occupancy	**184.0**	147.4	–	–
Depreciation of property, plant and equipment	**362.2**	364.1	–	–
Irrecoverable pooling equipment provision expense	**90.2**	93.7	–	–
Amortisation:				
– Software	**33.5**	30.6	–	–
– Acquired intangible assets (other than software)	**6.0**	14.6	–	–
– Deferred expenditure	**2.6**	2.7	–	–
Other	**178.2**	120.6	**6.4**	–
	3,238.0	2,951.2	**6.4**	–
c) Net foreign exchange gains and losses – continuing operations				
Net losses included in operating profit	**(4.0)**	(0.5)	–	–
Net (losses)/gains included in net finance costs	**(6.7)**	0.1	–	–
	(10.7)	(0.4)	–	–

Note 6.
Special items – continuing operations

	2007 Before tax US$m	Tax US$m	After tax US$m
a) Consolidated			
Amortisation of acquired intangible assets (other than software)	(6.0)	0.7	(5.3)
Exceptional items:			
– Stamp duty on Unification[1]	(28.8)	–	(28.8)
– Restructuring and Unification costs[1]	(76.0)	(23.4)	(99.4)
– Recall restructuring costs[2]	(26.0)	7.5	(18.5)
Special items from continuing operations	(136.8)	(15.2)	(152.0)

	2006 Before tax US$m	Tax US$m	After tax US$m
Amortisation of acquired intangible assets (other than software)	(3.4)	1.0	(2.4)
Exceptional items:			
– Restructuring and Unification costs[1]	(45.5)	0.5	(45.0)
– AUSDOC integration costs[3]	(21.3)	1.2	(20.1)
Special items from continuing operations	(70.2)	2.7	(67.5)

	2007 Before tax US$m	Tax US$m	After tax US$m
b) Parent entity			
Exceptional items:			
– Unification costs[1]	(6.4)	(1.2)	(7.6)
Special items from continuing operations	(6.4)	(1.2)	(7.6)

[1] Brambles incurred UK stamp duty of US$28.8 million on Unification. Brambles also incurred advisers' fees (US$49.4 million) and employment-related and office closure costs (US$26.6 million) totalling US$76.0 million (2006: US$45.5 million) in connection with the restructuring and Unification. The net tax charge of US$23.4 million includes US$29.0 million transitional withholding tax expense as a result of Unification. Further amounts incurred within discontinued operations are described in Note 12. The parent entity incurred US$6.4 million of costs of foreign exchange options taken out in relation to the Cash Alternative.

[2] Following a review, Recall incurred US$26.0 million on restructuring its Global, North American, European and Asia Pacific operations. This included redundancy and related costs, software writedowns and AUSDOC integration costs.

[3] The majority of the brands and software acquired as part of the AUSDOC acquisition in 2006 were not required under Recall ownership, as the AUSDOC operation was immediately integrated with Recall's existing operations. In accordance with the requirements of AASB 3: Business Combinations, the brands and software acquired were fair valued at acquisition date without regard to the acquirer's intentions for those assets. The intangible assets were fully amortised in 2006 over their effective life to Recall. The accelerated amortisation expense in 2006 amounted to US$14.7 million, of which US$11.2 million related to the AUSDOC brand and US$3.5 million related to software. Other restructuring and integration costs of US$6.6 million were also incurred.

Note 7.
Employment costs – continuing operations

	Consolidated		Parent entity	
	2007 **US$m**	2006 US$m	**2007** **US$m**	2006 US$m
Wages and salaries	**611.6**	577.1	–	–
Social security costs	**69.5**	62.1	–	–
Share-based payment expense	**20.0**	16.2	–	–
Pension costs:				
– Defined contribution plans	**14.7**	19.8	–	–
– Defined benefit plans	**7.7**	7.1	–	–
Other post-employment benefits	**15.9**	14.8	–	–
	739.4	697.1	–	–

The average monthly number of employees in continuing operations was:

	2007	2006	**2007**	2006
CHEP	**7,466**	7,585	–	–
Recall	**4,762**	4,506	–	–
Brambles HQ	**99**	158	–	–
	12,327	12,249	–	–

Note 8.
Net finance costs

Finance revenue

Interest income	**39.4**	8.1	**446.9**	–

Finance costs

Interest expense on bank loans and other borrowings	**(97.5)**	(116.5)	**(70.5)**	–
Other	**(1.8)**	(3.4)	–	–
	(99.3)	(119.9)	**(70.5)**	–
Net finance (costs)/revenue	**(59.9)**	(111.8)	**376.4**	–

Note 9.
Income tax

	Consolidated		Parent entity	
	2007 US$m	2006 US$m	2007 US$m	2006 US$m
a) Components of tax expense				
Amounts recognised in the income statement				
Current income tax – continuing operations:				
– Income tax charge	176.6	183.3	114.3	–
– Prior year adjustments	(5.4)	2.4	–	–
	171.2	185.7	114.3	–
Deferred tax – continuing operations:				
– Origination and reversal of temporary differences	133.7	44.0	–	–
– Previously unrecognised tax losses	(3.1)	(11.0)	–	–
– Prior year adjustments	0.6	8.0	–	–
	131.2	41.0	–	–
Tax expense – continuing operations	302.4	226.7	114.3	–
Tax expense – discontinued operations (Note 12b)	0.7	225.8	–	–
Tax expense recognised in the income statement	303.1	452.5	114.3	–
Amounts recognised in the statement of recognised income and expense				
– Actuarial (gain)/losses on defined benefit pension schemes	(4.0)	8.6	–	–
– (Gains)/losses on revaluation of cash flow hedges	(1.9)	1.5	–	–
Tax (benefit)/expense recognised directly in the statement of recognised income and expense	(5.9)	10.1	–	–
b) Reconciliation between tax expense and accounting profit before tax				
Profit before tax – continuing operations	736.1	589.3	370.0	–
Tax at standard Australian rate of 30% (2006: 30%)	220.8	176.8	111.0	–
Effect of tax rates in other jurisdictions	11.2	18.0	–	–
Prior year adjustments	(4.8)	10.4	–	–
Items not subject to taxation	(1.8)	(4.6)	–	–
Prior year tax losses written-off	–	0.9	–	–
Current year tax losses not recognised	3.6	5.0	–	–
Foreign withholding tax – unrecoverable	31.2	4.3	–	–
Change in tax rates	(7.0)	(0.4)	–	–
Non-deductible expenses	36.1	21.1	2.1	–
Prior year tax losses recouped	(3.1)	(10.7)	–	–
Other	16.2	5.9	1.2	–
Tax expense – continuing operations	302.4	226.7	114.3	–
Tax expense – discontinued operations (Note 12b)	0.7	225.8	–	–
Total income tax expense	303.1	452.5	114.3	–

Note 9.
Income tax (continued)

	Consolidated		Parent entity	
	2007 US$m	2006 US$m	2007 US$m	2006 US$m
c) Components of and changes in deferred tax assets				
Deferred tax assets shown in the balance sheet are				
represented by temporary differences attributable to:				
Amounts recognised in the income statement				
Employee benefits	11.9	13.3	–	–
Provisions	20.8	23.8	–	–
Losses available against future taxable income	112.3	190.7	–	–
Other	36.8	27.5	–	–
	181.8	255.3	–	–
Amounts directly recognised in equity				
Share-based payments	7.7	9.8	–	–
Set-off of deferred tax liabilities	(186.4)	(247.5)	–	–
Net deferred tax assets	3.1	17.6	–	–
Changes in deferred tax assets were as follows:				
At 1 July	17.6	135.8	–	–
Charged to the income statement	(73.5)	(32.4)	–	–
(Charged)/credited directly to equity	(2.1)	8.1	–	–
Transfer to discontinued operations	–	(23.8)	–	–
Disposal of businesses	–	(33.0)	–	–
Acquisition of subsidiary	–	1.6	–	–
Offset against deferred tax liabilities	61.1	(35.3)	–	–
Currency variations	–	(3.4)	–	–
At 30 June	3.1	17.6	–	–

Deferred tax assets are recognised for carried forward tax losses to the extent that the realisation of the related tax benefit through future taxable profits is probable. At reporting date, Brambles has unused tax losses of US$538.7 million (2006: US$723.8 million) available for offset against future profits. A deferred tax asset has been recognised in respect of US$301.0 million (2006: US$509.6 million) of such losses.

The benefit for tax losses will only be obtained if:

* Brambles derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;
* Brambles continues to comply with the conditions for deductibility imposed by tax legislation; and
* No changes in tax legislation adversely affect Brambles in realising the benefit from the deductions for the losses.

No deferred tax asset has been recognised in respect of the remaining unused tax losses of US$237.7 million (2006: US$214.2 million) due to the unpredictability of future profit streams in the relevant jurisdictions. These losses may be carried forward indefinitely.

	Consolidated		Parent entity	
	2007 US$m	2006 US$m	2007 US$m	2006 US$m
d) Components and changes in deferred tax liabilities				
Deferred tax liabilities shown in the balance sheet are				
represented by temporary differences attributable to:				
Amounts recognised in the income statement				
Accelerated depreciation for tax purposes	507.7	474.5	–	–
Other	62.3	30.6	–	–
	570.0	505.1	–	–
Amounts recognised in the statement of recognised income and expense				
Actuarial gains on defined benefit plans	5.2	6.8	–	–
Cash flow hedges	1.0	1.5	–	–
	6.2	8.3	–	–
Set-off of deferred tax assets	(186.4)	(247.5)	–	–
Net deferred tax liabilities	389.8	265.9	–	–
Changes in deferred tax liabilities were as follows:				
At 1 July	265.9	357.1	–	–
Charged to the income statement	64.9	20.3	–	–
(Credited)/charged to the statement of recognised income and expense	(2.1)	10.1	–	–
Transfer to discontinued operations	–	0.5	–	–
Disposal of businesses	–	(98.8)	–	–
Acquisition of subsidiary	–	0.7	–	–
Offset against deferred tax asset	61.1	(35.3)	–	–
Transfer from non-current to current tax liabilities	–	1.7	–	–
Currency variations	–	9.6	–	–
At 30 June	389.8	265.9	–	–

At reporting date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liablities have not been recognised in the consolidated financial statements was US$1,756.2 million (2006: US$1,453.3 million).
No liability has been recognised in respect of these differences because Brambles is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. Unremitted earnings totalled US$1,985.4 million (2006: US$1,474.6 million) of which US$62.9 million relates to earnings post Unification.

Note 10.
Earnings per share

	Consolidated	
	2007 US cents	2006 US cents
Earnings per share		
– Basic	83.4	86.7
– Diluted	82.3	85.2
– Basic, before special items	39.6	38.3
From continuing operations		
– Basic	28.0	21.5
– Diluted	27.7	21.1
– Basic, before special items	37.8	25.5
From discontinued operations		
– Basic	55.4	65.2
– Diluted	54.6	64.1
– Basic, before special items	1.8	12.8

Options and performance share rights granted under the employee option plans are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. Details are set out in Note 28.

	2007 million	2006 million
a) Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	1,548.3	1,688.8
Adjustment for share options and performance share rights	20.0	27.9
Weighted average number of ordinary shares outstanding during the year used in the calculation of diluted earnings per share	1,568.3	1,716.7
Weighted average number of converted, lapsed or cancelled potential ordinary shares included in diluted earnings per share	7.3	4.1

	2007 US$m	2006 US$m
b) Reconciliations of earnings used in calculating earnings per share		
Basic and diluted earnings per share		
Profit from continuing operations attributable to ordinary shareholders	433.7	362.6
Profit from discontinued operations, after minority interests	857.6	1,100.8
Profit attributable to ordinary shareholders used in calculating basic earnings per share	1,291.3	1,463.4

Note 11.
Dividends

a) Dividends paid during the year

	Special[1] 2006	Final 2006	Interim 2006	Final 2005
Brambles Industries Limited				
Dividend per share (in Australian cents)	34.5	13.5	11.5	11.5
Franked amount at 30% tax (in Australian cents)	34.5	13.5	11.5	11.5
Cost (in US$ million)	256.0	100.2	83.9	87.1
Payment date	12 Oct 2006	12 Oct 2006	13 Apr 2006	13 Oct 2005

	Special[1] 2006	Second interim 2006	Interim 2006	Second interim 2005
Brambles Industries plc				
Dividend per share (in pence)	13.918	5.446	4.887	4.815
Cost (in US$ million)	178.1	69.7	61.2	64.5
Payment date	12 Oct 2006	12 Oct 2006	13 Apr 2006	13 Oct 2005

[1] The special dividend paid on 12 October 2006 included 13.5 Australian cents (5.446 pence) in lieu of the 2007 interim dividend that would normally be paid in April 2007; and 21.0 Australian cents (8.472 pence) in recognition of the success of the divestment program. Consequently, Brambles Limited did not declare a 2007 interim dividend.

b) Dividend declared after reporting date

	Final 2007
Brambles Limited	
Dividend per share (in Australian cents)	17.0
Franked amount at 30% tax (in Australian cents)	3.4
Cost (in US$ million)	188.3
Payment date	11 Oct 2007
Dividend record date	21 Sept 2007

As this dividend had not been declared at the reporting date, it is not reflected in the financial statements.

c) Franking credits

	2007 US$m	2006 US$m
Franking credits available for subsequent financial years based on a tax rate of 30%	38.6	139.3

The amounts above represent the balance of the franking account as at the end of the year, adjusted for:

- Franking credits that will arise from the payment of the current tax liability;
- Franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;
- Franking credits that will arise from dividends recognised as receivables at the reporting date; and
- Franking credits that may be prevented from being distributed in subsequent financial years.

The dividends declared by Brambles Limited after reporting date will be franked to the extent indicated out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2008.

NOTES TO AND FORMING PART OF THE
FINANCIAL STATEMENTS (continued)
for the year ended 30 June 2007

Note 12.
Discontinued operations

a) Description

Brambles Industrial Services Northern Hemisphere, Cleanaway Germany, Cleanaway Australia, Industrial Services Australia, Recall Italy and Regional Businesses were divested in 2006. The divestments of Cleanaway UK and Cleanaway Asia were recognised in first half 2007 and concluded the divestment program announced in November 2005. All these businesses are presented as discontinued operations in this financial report.

b) Income statement and cash flow information – discontinued operations

	Consolidated	
	2007 US$m	2006 US$m
Total revenue	252.1	2,421.5
Operating expenses	(211.5)	(2,121.7)
Share of results of joint ventures and associates (Note 19d)	–	10.7
Profit before tax and special items	40.6	310.5
Special items (Note 12c)	817.7	1,017.1
Profit before tax from discontinued operations	858.3	1,327.6
Tax (expense)/benefit:		
– On profit before tax and special items	(12.9)	(93.5)
– On special items (Note 12c)	12.2	(132.3)
Total tax expense from discontinued operations	(0.7)	(225.8)
Profit for the period from discontinued operations	857.6	1,101.8
Net cash inflow from operating activities	39.3	245.6
Net cash outflow from investing activities	(21.4)	(131.2)
Net cash outflow from financing activities	(0.5)	(0.6)
Net increase in cash from discontinued operations[1]	17.4	113.8

[1] Net increase in cash from discontinued operations excludes proceeds from disposal of businesses.

c) Special items – discontinued operations

	Consolidated		
	Before tax US$m	**2007 Tax US$m**	**After tax US$m**
Exceptional items:			
– Gain recognised on completed disposals:			
Cleanaway UK[1]	**788.6**	**1.5**	**790.1**
Cleanaway Asia[2]	**12.3**	**(1.1)**	**11.2**
Other[3]	**19.8**	**11.8**	**31.6**
– Restructuring and Unification costs[4]	**(3.0)**	**–**	**(3.0)**
Special items from discontinued operations	**817.7**	**12.2**	**829.9**

	Before tax US$m	2006 Tax US$m	After tax US$m
Exceptional items:			
– Gain recognised on completed disposals[5]	1,071.6	(131.3)	940.3
– Loss on remeasurement to fair value less costs to sell[2]	(25.0)	–	(25.0)
– Costs incurred on disposal activity yet to close[1]	(11.2)	–	(11.2)
– Restructuring and Unification costs	(12.5)	(2.8)	(15.3)
– Other restructuring costs	(5.8)	1.8	(4.0)
Special items from discontinued operations	1,017.1	(132.3)	884.8

[1] In September 2006, Brambles completed the sale of Cleanaway UK and received proceeds of US$1,109.0 million. The pre-tax profit on sale was US$788.6 million (adjusted for a foreign currency translation reserve (FCTR) gain of US$0.9 million). Allowing for costs incurred in second half 2006 of US$11.2 million, the total profit on sale was US$777.4 million (US$778.9 million after tax).

[2] In November 2006, Brambles recognised the sale of Cleanaway Asia. Proceeds were US$31.6 million resulting in a pre-tax profit on sale of US$12.3 million (adjusted for a FCTR loss of US$5.8 million). The divestment program to sell Cleanaway Asia commenced in 2006 during which a loss of US$25.0 million was recognised to reduce the carrying amount of the disposed assets to estimated fair value less cost to sell. After allowing for this, the net loss on sale was US$12.7 million (US$13.8 million after tax).

[3] Net favourable provision adjustments of US$19.8 million (US$31.6 million after tax) were recognised in 2007 in respect of divestments completed in 2006.

[4] Further amounts of US$3.0 million (US$3.0 million after tax) were incurred in respect of redundancies, office closure and expenses associated with Brambles Industrial Services headquarters which were closed during 2007.

[5] During 2006, Brambles completed the following sales:

	Proceeds US$m	Pre-tax profit/(loss) US$m	Tax US$m	After tax profit/(loss) US$m
Eurotainer	105.5	61.0	(16.3)	44.7
BIS Northern Hemisphere	238.2	0.7	1.1	1.8
Cleanaway Germany	738.5	179.3	(7.2)	172.1
Interlake	41.5	(19.5)	6.1	(13.4)
TMF	19.4	8.8	(1.3)	7.5
TCR	32.7	10.7	–	10.7
Cleanaway & Industrial Services Australia	1,341.6	857.1	(113.7)	743.4
Recall Italy	9.3	(26.5)	–	(26.5)
	2,526.7	1,071.6	(131.3)	940.3

NOTES TO AND FORMING PART OF THE
FINANCIAL STATEMENTS (continued)
for the year ended 30 June 2007

Note 12.
Discontinued operations (continued)

d)   Details of disposal transactions recognised in 2007

	Consolidated
	2007 US$m
Cash consideration received	2,426.5
Cash and cash equivalents disposed	10.7
Costs settled	99.3
Deferred consideration	(1,393.1)
Total disposal consideration	1,143.4
Carrying amounts of assets and liabilities sold:	
– Cash and cash equivalents	10.7
– Receivables	142.5
– Inventories	5.1
– Other assets	13.6
– Current and deferred tax assets	37.0
– Property, plant and equipment	365.9
– Goodwill and intangible assets	93.7
– Equity-accounted investments	10.5
– Trade and other payables	(135.2)
– Current and deferred tax liabilities	(20.2)
– Retirement benefit obligations	(120.9)
– Provisions	(98.0)
– Debt	(6.9)
Carrying amount of net assets sold	297.8
Equity reserves brought to account on disposal:	
– Foreign currency translation reserve taken to profit or loss	4.9
– Outside equity interest	(3.5)
Net impact on equity reserves	1.4
Gross gain on disposal	844.2
Disposal costs	(23.5)
Gain on sale before income tax (note 12c)	820.7

Deferred consideration reflects the proceeds from the sale of Cleanaway Australia and Industrial Services Australia, which was recognised in the income statement in 2006. The proceeds were settled in cash on 5 July 2006 and are included within cash consideration received of US$2,426.5 million.

Note 13.
Business combination

On 13 October 2005, Brambles announced it had agreed to purchase 100% of the issued share capital of AUSDOC Holdings Pty Limited, an information management business. Change of control was effective on 29 November 2005, following regulatory approval of the transaction.

For the period from 29 November 2005 to 30 June 2006, AUSDOC contributed revenues of US$33.7 million and operating profit after tax of US$5.7 million, before an exceptional expense of US$18.6 million. These results are included within the Recall business segment. If the acquisition had occurred on 1 July 2005, Brambles' revenues and profit after tax for 2006 would have been US$23.3 million higher and US$1.6 million lower respectively, after allowing for finance costs.

The fair value of the AUSDOC assets acquired, liabilities assumed and goodwill were as follows:

	2006 US$m
Cash paid	189.9
Direct costs relating to the acquisition	3.3
Total purchase consideration	193.2
Fair value of net identifiable assets acquired	92.6
Goodwill	100.6

The goodwill acquired is attributable to the profitability of the acquired business and anticipated synergies with Recall's existing operations. The fair values of assets and liabilities acquired, including intangibles such as customer lists, were established using professional valuers, where relevant.

On acquisition of AUSDOC, assets acquired and liabilities assumed were:

	Acquiree's carrying amount US$m	Fair value US$m
Cash and cash equivalents	2.0	2.0
Trade and other receivables	5.7	5.7
Inventories	0.2	0.2
Other current assets	1.1	1.4
Property, plant and equipment	29.7	34.8
Intangible assets	65.3	57.3
Current and deferred tax assets	1.6	1.6
	105.6	103.0
Trade and other payables	(5.4)	(5.4)
Provisions	(2.8)	(3.4)
Current and deferred tax liabilities	(1.6)	(1.6)
	(9.8)	(10.4)
Net assets	95.8	92.6

Cash outflow on acquisition of AUSDOC was as follows:

	2006 US$m
Cash and cash equivalents acquired	2.0
Cash consideration	(193.2)
Net cash outflow	(191.2)

In addition to the AUSDOC acquisition, there were a number of other acquisitions in 2007 and 2006, the impacts of which were immaterial in aggregate.

NOTES TO AND FORMING PART OF THE
FINANCIAL STATEMENTS (continued)
for the year ended 30 June 2007

Note 14.
Cash and cash equivalents

	Consolidated		Parent entity	
	2007 US$m	2006 US$m	2007 US$m	2006 US$m
Cash at bank and in hand	112.8	113.4	0.6	–
Short term deposits	17.6	16.0	–	–
	130.4	129.4	0.6	–

Short term deposits have initial maturities varying between 7 days and 3 months.

Refer to Note 30 for financial instruments disclosures.

Note 15.
Trade and other receivables

Current				
Trade receivables	540.6	495.6	–	–
Provision for doubtful receivables	(9.5)	(15.0)	–	–
Net trade receivables	531.1	480.6	–	–
Receivables from subsidiaries	–	–	–	–
Proceeds of business disposals	5.0	1,341.6	–	–
Other debtors	178.4	185.0	–	–
Accrued and unbilled revenue	77.1	49.4	–	–
	791.6	2,056.6	–	–
Non-current				
Receivables from subsidiaries	–	–	12,234.2	–
Other receivables	9.0	8.8	–	–
	9.0	8.8	12,234.2	–

Trade receivables are non-interest bearing and are generally on 30–90 day terms. There is no significant concentration of credit risk. A provision for doubtful receivables is established when there is a level of uncertainty as to the full recoverability of the receivable, based on objective evidence. A provision of US$0.9 million (2006: US$3.2 million) has been recognised as an expense in the current year for specific receivables for which such evidence exists. The amount of the provision has been measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.

The US$1,341.6 million proceeds from sale of Cleanaway and Industrial Services Australia were settled in cash on 5 July 2006.

Other debtors primarily comprise loss compensation receivables, GST/VAT recoverable and certain balances arising from outside Brambles' ordinary business activities, such as deferred proceeds on sale of property, plant and equipment. Interest and/or security is not normally obtained.

Receivables from subsidiaries are unsecured, committed advances repayable in September 2009.

Refer to Note 30 for financial instruments disclosures.

Note 16.
Inventories

	Consolidated	
	2007 US$m	2006 US$m
Raw materials and consumables	25.0	20.6
Work in progress	8.5	5.7
	33.5	26.3

Inventory write-downs recognised as an expense during the year amounted to US$21.6 million (2006: US$43.0 million). The expense has been included in raw materials and consumables in the consolidated income statement.

Note 17.
Derivative financial instruments

	Consolidated			
	2007 US$m	2006 US$m	2007 US$m	2006 US$m
	Current assets		Current liabilities	
Interest rate swaps – cash flow hedges	2.5	5.3	0.5	0.3
Forward foreign exchange contracts – held for trading	4.2	1.8	–	–
	6.7	7.1	0.5	0.3

	Non-current assets	
Interest rate swaps – cash flow hedges	1.9	4.1

a)   Financial risk management

Brambles is exposed to a variety of financial market risks, including the effect of fluctuations in interest rates and exchange rates, for which Brambles has the following risk policies in place:

Interest rate risk

Brambles' exposure to potential volatility in finance costs, predominantly US and Australian dollars, is managed by maintaining a mix of fixed and floating-rate instruments within select target bands over defined periods. In most cases, interest rate derivatives are used to achieve these targets synthetically.

Foreign exchange risk

Exposure to foreign exchange risk generally arises in transactions affecting either the value of transactions translated back to the functional currency of a subsidiary or affecting the value of assets and liabilities of overseas subsidiaries when translated back to the Group's reporting currency. Foreign exchange hedging is used when a transaction exposure exceeds certain thresholds and as soon as a defined exposure arises.

Brambles uses standard derivative financial instruments to manage its risk exposure in the normal course of business. Brambles does not trade in financial instruments for speculative purposes. Hedging activities are conducted through Treasury on a centralised basis in accordance with Board policies and guidelines through standard operating procedures and delegated authorities.

Detailed information relating to financial risk management is set out in the Financial Review on pages 46 to 47.

Disclosures relating to the fair value, interest rate risk, credit risk and currency of the derivative financial instruments are set out in Note 30.

NOTES TO AND FORMING PART OF THE
FINANCIAL STATEMENTS (continued)
for the year ended 30 June 2007

Note 17.
Derivative financial instruments (continued)

b)   Hedging activities

Interest rate swaps – cash flow hedges
Brambles enters into various interest rate risk management transactions for the purpose of managing finance costs to achieve more stable and predictable finance expense results. The instruments primarily used are interest rate swaps and caps.

During 2007, Brambles entered into or maintained interest rate swap transactions with various banks hedging variable rate borrowings in US and Australian dollars. The purpose of the interest rate swaps was to hedge variable interest expense under borrowings against rising interest rates. Interest rate swaps achieve this by synthetically converting the variable interest rate payment into a fixed interest liability on the dates on which interest is payable on the underlying debt. The fair value of these contracts at reporting date was US$3.9 million (2006: US$9.1 million).

	Consolidated	
	2007 US$m	2006 US$m
At reporting date, the notional principal amounts and periods of expiry of the interest rate swap contracts were as follows:		
Less than 1 year	–	196.3
1 – 2 years	150.0	46.3
2 – 3 years	355.6	242.6

The terms of the contracts have been negotiated to match the projected drawdowns and rollovers of variable rate bank debt.

The gain or loss from re-measuring the interest rate swaps at fair value is deferred and recognised in the hedging reserve in equity, to the extent that the hedge is effective, and reclassified into profit and loss when the hedged interest expense is recognised. Any ineffective portion is charged to the income statement. For 2007 and 2006, all interest rate swaps were effective hedging instruments.

Forward foreign exchange contracts – cash flow hedges
Brambles also enters into forward foreign exchange contracts to hedge currency exposures arising from normal commercial transactions involving the purchase and sale of equipment and services and other corporate expenditure and receipts.

During 2007, Brambles had entered into forward foreign exchange transactions with various banks in a variety of cross-currencies for terms ranging up to 3 months. Most contracts create an obligation on Brambles to take receipt of or deliver a foreign currency which is used to fulfil the foreign currency sale or purchase order.

The gain or loss from re-measuring the foreign exchange contracts at fair value is deferred and recognised in the hedging reserve in equity to the extent that the hedge is effective and reclassified into profit and loss when the hedged item is recognised. Any ineffective portion is charged to the income statement. For 2007 and 2006, all foreign exchange contracts were effective hedging instruments.

Brambles had the following contracts outstanding at reporting date:

Buy/sell	US$m	Maturity	Average exchange rate
Australian dollar/Euro	1.0	July 2007	0.6107

These contracts are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. The fair value of these contracts at reporting date was a nominal amount.

Forward foreign exchange contracts – held for trading

Brambles entered into forward foreign exchange contracts for the purpose of hedging various cross-border intercompany loans to overseas subsidiaries. In this case, the forward foreign exchange contract provides an economic hedge against exchange fluctuations in the foreign currency loan balance. The face value and terms of the foreign exchange contracts match the intercompany loan balances. Gains and losses on realignment of the intercompany loan and foreign exchange contracts to spot rates are offset in the income statement. Consequently, these foreign exchange contracts are not designated for hedge accounting purposes.

Brambles had the following contracts outstanding at reporting date:

Buy/sell	US$m	Maturity	Average exchange rate
Australian dollar/Euro	95.1	August 2007	0.6270
Australian dollar/US dollar	110.4	July/August 2007	0.8350
Australian dollar/Mexican peso	14.8	August 2007	9.0966
Sterling/Euro	586.7	July/August 2007	1.4830
Sterling/Canadian dollar	14.2	August 2007	2.1345
Sterling/Moroccan Dirham	0.5	October 2007	16.4700
Euro/US dollar	1.1	December 2007	1.3503
Euro/Polish Zloty	0.4	July 2007	3.7643

These contracts are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. Any changes in fair values are taken to the income statement immediately. The fair value of these contracts at reporting date was US$4.2 million (2006: US$1.8 million).

c)   Transition to AASB 132 and AASB 139

In 2006, Brambles took the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Impacts resulting from the transition are disclosed in Notes 38 and 39 in the Brambles 2006 Annual Report.

Note 18.
Other assets

	Consolidated		Parent entity	
	2007 US$m	2006 US$m	2007 US$m	2006 US$m
Current				
Prepayments	33.7	32.1	–	–
Current tax receivable	7.4	9.4	–	–
	41.1	41.5	–	–
Non-current				
Prepayments	0.3	0.6	–	–

NOTES TO AND FORMING PART OF THE
FINANCIAL STATEMENTS (continued)
for the year ended 30 June 2007

Note 19.
Investments

a)   Joint ventures

Brambles has investments in the following joint ventures, all of which are unlisted jointly controlled entities, which are accounted for using the equity method.

		Consolidated % interest held at reporting date	
Name (and nature of business)	Place of incorporation	June 2007	June 2006
CISCO – Total Information Management Pte. Limited	Singapore	49%	49%
(Information management)			
General de Archivo Y Deposito, SA	Spain	49%	49%
(Document management services)			
Recall Becker GmbH & Co. KG	Germany	50%	50%
(Document management services)			
Hsiung Wei Company Limited[1]	Taiwan	–	50%
(Waste management)			

[1] Divested November 2006. Refer Note 12.

b)   Associates

Cleanaway Germany, which was sold in 2006, had investments in associates, all operating in the waste management business in Germany, none of which was individually material.

c)   Movement in carrying amount of investments in joint ventures and associates

	Consolidated	
	2007 US$m	2006 US$m
At 1 July	23.1	126.6
Acquisitions and advances	0.4	4.9
Share of results after income tax (Note 19d)	4.3	14.3
Dividends received/receivable	(7.0)	(16.1)
Impairment loss	–	(11.1)
Disposals and repayments	(1.9)	(80.8)
Transfer to discontinued operations	–	(14.4)
Foreign exchange differences	1.0	4.5
Other movements	3.6	(4.8)
At 30 June	23.5	23.1

d) Share of results of joint ventures and associates

	Consolidated	
	2007 US$m	2006 US$m
Continuing operations		
Trading revenue	14.4	11.0
Expenses	(9.3)	(6.6)
Profit from ordinary activities before tax	5.1	4.4
Income tax on ordinary activities	(0.8)	(0.8)
Profit for the year – continuing operations	4.3	3.6
Discontinued operations		
Trading revenue	–	59.6
Expenses	–	(45.5)
Profit from ordinary activities before tax	–	14.1
Income tax on ordinary activities	–	(3.4)
Profit for the year – discontinued operations	–	10.7
Profit for the year	4.3	14.3

e) Share of assets and liabilities of joint ventures and associates

Current assets	3.2	5.9
Non-current assets	23.4	19.2
Total assets	26.6	25.1
Current liabilities	1.3	1.1
Non-current liabilities	1.8	0.9
Total liabilities	3.1	2.0
Net assets – continuing operations	23.5	23.1

f) Share of commitments and contingent liabilities of joint ventures and associates

Contingent liabilities	0.7	0.1
Capital commitments	–	2.4
Lease commitments	1.9	0.5
Total – continuing operations	2.6	3.0

Brambles' total share of commitments and contingent liabilities of joint ventures and associates of discontinued operations amounted to nil (2006: US$5.6 million).

g) Investments in controlled entities

	Parent entity	
	2007 US$m	2006 US$m
At cost	6,113.6	–

This amount when added to the net intercompany receivables of US$9,383.5 million reflects the fair value of Brambles Limited's investment in subsidiaries. These amounts are eliminated on consolidation and are assessed for impairment at each reporting period.

Note 20.
Property, plant and equipment

	Consolidated		
	Land and buildings US$m	Plant and equipment US$m	Total US$m
At 1 July 2005			
Cost	389.4	6,896.7	7,286.1
Accumulated depreciation	(113.9)	(3,238.0)	(3,351.9)
Net carrying amount	275.5	3,658.7	3,934.2
Year ended 30 June 2006			
Opening net carrying amount	275.5	3,658.7	3,934.2
Additions	4.7	756.3	761.0
Acquisition of subsidiaries	2.4	29.8	32.2
Disposals	(14.6)	(104.5)	(119.1)
Disposal of subsidiaries	(178.9)	(691.4)	(870.3)
Transfer to assets classified as held for sale	(32.4)	(306.3)	(338.7)
Other transfers	13.9	(9.1)	4.8
Depreciation charge	(8.4)	(434.1)	(442.5)
Irrecoverable pooling equipment provision expense	–	(93.7)	(93.7)
Loss on remeasurement to fair value less costs to sell	–	(8.2)	(8.2)
Foreign exchange differences	9.5	47.5	57.0
Closing net carrying amount	71.7	2,845.0	2,916.7
At 30 June 2006			
Cost	103.7	4,705.3	4,809.0
Accumulated depreciation	(32.0)	(1,860.3)	(1,892.3)
Net carrying amount	71.7	2,845.0	2,916.7
Year ended 30 June 2007			
Opening net carrying amount	71.7	2,845.0	2,916.7
Additions	7.2	713.9	721.1
Acquisition of subsidiaries	0.6	1.3	1.9
Disposals	(17.8)	(92.1)	(109.9)
Other transfers	21.5	(27.6)	(6.1)
Depreciation charge	(6.8)	(355.4)	(362.2)
Irrecoverable pooling equipment provision expense	–	(90.2)	(90.2)
Foreign exchange differences	5.7	142.9	148.6
Closing net carrying amount	82.1	3,137.8	3,219.9
At 30 June 2007			
Cost	126.2	5,148.6	5,274.8
Accumulated depreciation	(44.1)	(2,010.8)	(2,054.9)
Net carrying amount	82.1	3,137.8	3,219.9

The net carrying amounts above include plant and equipment held under finance lease US$2.1 million (2006: US$13.5 million); leasehold improvements US$22.6 million (2006: US$22.9 million); and capital work in progress US$83.1 million (2006: US$68.3 million).

Note 21.
Goodwill

	Consolidated	
	2007 **US$m**	2006 US$m
a) Net carrying amounts and movements during the year		
At 1 July		
Carrying amount	**562.1**	938.5
Year ended 30 June		
Opening net carrying amount	**562.1**	938.5
Acquisition of subsidiaries	**7.9**	106.6
Disposal of subsidiaries	**–**	(399.7)
Transfer to assets classified as held for sale	**–**	(89.8)
Other transfers	**(0.4)**	(2.3)
Impairment loss	**–**	(14.0)
Foreign exchange differences	**36.5**	22.8
Closing net carrying amount	**606.1**	562.1
At 30 June		
Gross carrying amount	**606.1**	562.1
Accumulated impairment	**–**	–
Net carrying amount	**606.1**	562.1

b)   Segment-level summary of net carrying amount

Goodwill acquired through business combinations is allocated to cash generating units (CGU), which are the smallest identifiable groupings of Brambles' cash generating assets. A segment-level summary of the goodwill allocation is presented as follows:

CHEP	**91.4**	82.7
Recall	**514.7**	479.4
Goodwill – continuing operations	**606.1**	562.1
Cleanaway	**–**	89.8
Goodwill – discontinued operations	**–**	89.8
Total goodwill	**606.1**	651.9

Note 21.
Goodwill (continued)

c) Recoverable amount testing –
      continuing operations

The recoverable amount of the goodwill in continuing operations is determined based on value in use calculations undertaken at the CGU level. The value in use is calculated using a discounted cash flow methodology covering a 10 year period with an appropriate terminal value at the end of that period.

Based on the impairment testing, the recoverable amounts of goodwill in the CGUs related to continuing operations at reporting date were fully supported.

The following describes the key assumptions on which management has based its cash flow projections:

Cash flow forecasts

Cash flow forecasts are based on the most recent financial projections covering a maximum period of five years. Cash flows beyond that period are extrapolated using estimated growth rates. Financial projections are based on assumptions that represent management's best estimates.

Growth rates

Growth rates used beyond the period covered in the financial projections are based on management's expectations for future performance and do not normally exceed the long term growth rate for the business in which the CGU operates. Growth rates ranged between nil and 8%.

Terminal value

The terminal value calculated after year 10 is determined using the stable growth model, having regard to the weighted average cost of capital and terminal growth factor appropriate to each CGU.

Discount rates

Discount rates used are the pre-tax weighted average cost of capital (WACC) and include a premium for market risks appropriate to each country in which the CGU operates. WACCs ranged between 12.5% and 20.9%.

d) Recoverable amount testing –
      discontinued operations

The fair value less costs to sell of those CGUs included within discontinued operations was determined when the CGUs were first classified as held for sale. An impairment loss of US$14.0 million was recognised in first half 2006 to reduce the carrying amount of goodwill of Recall Italy, which was previously reported in the Recall segment.

Note 22.
Intangible assets

	Consolidated		
	Software US$m	Other US$m	Total US$m
At 1 July 2005			
Gross carrying amount	254.8	32.7	287.5
Accumulated amortisation	(131.6)	(22.3)	(153.9)
Net carrying amount	123.2	10.4	133.6
Year ended 30 June 2006			
Opening carrying amount	123.2	10.4	133.6
Additions	21.2	3.0	24.2
Acquisition of subsidiaries	3.5	60.8	64.3
Disposals	(0.6)	(0.2)	(0.8)
Disposal of subsidiaries	(15.2)	(2.5)	(17.7)
Transfer of assets classified as held for sale	(2.8)	–	(2.8)
Other transfers	(5.6)	5.4	(0.2)
Amortisation charge	(32.5)	(17.7)	(50.2)
Foreign exchange differences	3.9	0.8	4.7
Closing carrying amount	95.1	60.0	155.1
At 30 June 2006			
Gross carrying amount	248.3	104.6	352.9
Accumulated amortisation	(153.2)	(44.6)	(197.8)
Net carrying amount	95.1	60.0	155.1
Year ended 30 June 2007			
Opening carrying amount	95.1	60.0	155.1
Additions	7.6	8.5	16.1
Acquisition of subsidiaries	–	4.4	4.4
Disposals	(0.3)	(0.8)	(1.1)
Other transfers	7.1	(0.6)	6.5
Amortisation charge	(33.5)	(8.6)	(42.1)
Foreign exchange differences	4.1	7.3	11.4
Closing carrying amount	80.1	70.2	150.3
At 30 June 2007			
Gross carrying amount	276.9	125.9	402.8
Accumulated amortisation	(196.8)	(55.7)	(252.5)
Net carrying amount	80.1	70.2	150.3

Other intangible assets primarily comprise acquired customer lists and agreements.

On acquisition of AUSDOC in 2006, software and brands acquired were fair valued at acquisition date and were subsequently fully amortised during 2006. Refer to Note 6.

Note 23.
Trade and other payables

	Consolidated		Parent entity	
	2007 US$m	2006 US$m	2007 US$m	2006 US$m
Current				
Trade payables	**302.2**	266.1	–	–
GST/VAT and other payables	**108.3**	116.4	–	–
Accruals and deferred income	**395.5**	375.3	–	–
	806.0	757.8	–	–
Non-current				
Payables to subsidiaries	–	–	**2,850.7**	–
Other liabilities	**9.2**	6.5	–	–
	9.2	6.5	**2,850.7**	–

Trade payables and other current payables are non-interest bearing and are generally settled on 30 – 90 day terms.

Refer to Note 30 for financial instruments disclosures.

Note 24.
Borrowings

Current		
Unsecured:		
– Bank overdraft	**3.5**	–
– Bank loans[1]	**43.7**	33.5
– Accrued interest on loan notes	**15.3**	15.5
– Finance lease liabilities (Note 32)	**1.6**	4.4
– Deferred consideration on acquisitions	**0.2**	6.0
	64.3	59.4
Non-current		
Unsecured:		
– Bank loans[1]	**1,637.1**	1,326.3
– Loan notes[2]	**425.0**	425.0
– Finance lease liabilities (Note 32)	**0.9**	8.8
	2,063.0	1,760.1
Total borrowings	**2,127.3**	1,819.5

[1] Unsecured bank loans include the following: (i) revolving loans in various currencies priced off LIBOR and drawn under multi-currency global banking facilities with US$353.7 million due November 2008 and US$1,283.0 million due November 2010 and (ii) various regional banking facilities providing local currency funding to certain subsidiaries. Included in bank loans is a borrowing of US$68.6 million (2006: US$64.7 million) which has been designated as a hedge of the net investment in Brambles' European subsidiaries and is being used to partially hedge Brambles' exposure to foreign exchange risks on these investments.

[2] Notes issued in respect of US$425.0 million US private placement in August 2004. The terms of the note are (i) Series A US$171.0 million 5.39% Guaranteed Senior Unsecured Notes due 4 August 2011; (ii) Series B US$157.5 million 5.77% Guaranteed Senior Unsecured Notes due 4 August 2014; and (iii) Series C US$96.5 million 5.94% Guaranteed Senior Unsecured Notes due 4 August 2016.

Refer to Note 30 for financial instruments disclosures.

Note 25.
Provisions

	Consolidated			
	Employee entitlements US$m	Business disposals US$m	Other US$m	Total US$m
At 1 July 2006				
Current	72.5	10.1	43.4	126.0
Non-current	3.4	34.4	–	37.8
	75.9	44.5	43.4	163.8
Charge to income statement:				
– Additional provisions	43.2	26.4	24.1	93.7
– Unused amounts reversed	–	(10.0)	–	(10.0)
Employee phantom options	4.2	–	–	4.2
Utilisation of provision	(71.6)	(2.1)	(31.3)	(105.0)
Unwinding of discount	–	–	(0.4)	(0.4)
Currency variations	3.7	5.1	2.5	11.3
At 30 June 2007	55.4	63.9	38.3	157.6
Current	52.0	21.7	38.2	111.9
Non-current	3.4	42.2	0.1	45.7

Employee entitlements provision comprises US$6.4 million (2006: US$4.9 million) for long service leave, US$6.4 million for phantom shares (2006: US$2.8 million) and US$42.6 million (2006: US$68.2 million) for other employee related obligations (other than those resulting from pension plans). None of these amounts related to phantom shares which had vested at reporting date. US$3.0 million (2006: US$1.6 million) of the long service leave provision has been recognised as current as it is expected to vest within one year from reporting date. The remaining balance of long service leave of US$3.4 million (2006: US$3.3 million) is expected to vest within the next two to ten years and has been discounted to present value.

Other provisions comprise US$2.9 million (2006: US$11.8 million) for restructuring and Unification costs, US$11.3 million (2006: US$10.3 million) for litigation and customer disputes and US$24.1 million (2006: US$21.3 million) for other known exposures.

NOTES TO AND FORMING PART OF THE
FINANCIAL STATEMENTS (continued)
for the year ended 30 June 2007

Note 26.
Retirement benefit obligations

a)   Defined contribution plans

Brambles operates a number of defined contribution retirement benefit plans for qualifying employees. The assets of these plans are held in separately administered trusts or insurance policies. In some countries, Brambles' employees are members of state-managed retirement benefit plans. Brambles is required to contribute a specified percentage of payroll costs to the retirement benefit plan to fund benefits. The only obligation of Brambles with respect to defined contribution retirement benefit plans is to make the specified contributions.

US$14.7 million (2006: US$19.8 million) representing contributions paid and payable to these plans by Brambles at rates specified in the rules of the plans relating to continuing operations has been recognised as an expense in the income statement.

b)   Defined benefit plans

Brambles operates a number of defined benefit pension plans. The majority of the plans are self-administered and the plans' assets are held independently of Brambles' finances. Under the plans, the employees are entitled to retirement benefits based upon a percentage of final salary. No other post-retirement benefits are provided. The plans are funded plans.

The plan assets and the present value of the defined benefit obligation recognised in Brambles' balance sheet are based upon the most recent formal actuarial valuations which have been updated to 30 June 2007 by independent professionally qualified actuaries and take account of the requirements of AASB 119. The present value of the defined benefit obligation, the related current service cost and past service cost were measured using the projected unit credit method.

In addition to the principal defined benefit plans included in disclosures below, Brambles has a number of other arrangements in several countries that are either defined benefit pension plans or have certain defined benefit characteristics. Each of these arrangements has been assessed as immaterial and they have not been subjected to an independent AASB 119 valuation.

c)   Balance sheet amounts

	Consolidated	
	2007 US$m	2006 US$m
The amounts recognised in Brambles' balance sheet in respect of defined benefit plans were as follows:		
Present value of defined benefit obligations	216.8	602.1
Fair value of plan assets	(187.2)	(453.1)
Net liability recognised in the balance sheet	29.6	149.0
Related to:		
– Continuing operations	29.6	64.0
– Discontinued operations	–	85.0
	29.6	149.0

Brambles has no legal obligation to settle this liability with an immediate contribution or additional one-off contributions. Brambles intends to continue to make contributions to the plans at the rates recommended by the funds' actuaries. Refer Note 26(i).

d)   Income statement amounts

	Consolidated	
	2007 US$m	2006 US$m
The amounts recognised in Brambles' income statement in respect of defined benefit plans were as follows:		
Current service cost	6.6	20.3
Interest cost	12.1	27.7
Expected return on plan assets	(11.0)	(24.2)
Past service cost	–	(0.6)
Net benefit expense	7.7	23.2
Related to:		
– Continuing operations, included in employment cost (Note 7)	7.7	7.1
– Discontinued operations	–	16.1
	7.7	23.2

e)   Statement of recognised income and expense amounts

Actuarial gains and losses reported in the statement of recognised income
and expense were as follows:

Actuarial gains/(losses) recognised during the year:

– Continuing operations	33.3	2.3
– Discontinued operations	(33.4)	31.8
	(0.1)	34.1
Cumulative actuarial losses recognised	25.0	24.9

f)   Defined benefit obligation

Changes in the present value of the defined benefit obligation were as follows:

At 1 July	602.1	583.6
Current service cost	6.6	20.3
Interest cost	12.1	27.7
Contributions from plan members	1.0	3.9
Actuarial gains and losses	17.2	4.3
Currency variations	32.6	18.8
Benefits paid	(16.1)	(13.8)
Past service cost	–	(0.6)
Disposal of subsidiaries	(438.7)	(42.1)
At 30 June	216.8	602.1

A number of the defined benefit pension arrangements are closed to new entrants. Under the projected unit method, the current
service cost of these arrangements will increase as a percentage of payroll as the members of the plan approach retirement.

Note 26.
Retirement benefit obligations (continued)

g)   Plan assets

Assets held in the plans fell within the following categories:

	Consolidated			
	2007 Fair value US$m	%	2006 Fair value US$m	%
Equities	112.0	59.8	317.7	70.1
Bonds	21.4	11.4	78.0	17.2
Insurance bonds	6.9	3.7	5.6	1.2
Cash	11.9	6.4	13.7	3.0
Other	35.0	18.7	38.1	8.5
	187.2	100.0	453.1	100.0

Changes in the fair value of the plan assets were as follows:

	2007 US$m	2006 US$m
At 1 July	453.1	394.6
Expected return on plan assets	11.0	24.2
Actuarial gains and losses	17.2	31.1
Currency variations	26.9	8.9
Contributions from the sponsoring employers	11.9	23.2
Contributions from plan members	1.0	3.9
Benefits paid	(16.1)	(13.8)
Disposal of subsidiaries	(317.8)	(19.0)
At 30 June	187.2	453.1

The actual return on plan assets was US$28.2 million (2006: US$55.3 million).

h) Principal actuarial assumptions

Principal actuarial assumptions (expressed as weighted averages) used in determining Brambles' defined benefit obligations were:

	UK	Europe other than UK	Australia	South Africa
At 30 June 2007				
Rate of increase in salaries	4.9%	3.8%	–	5.0%
Rate of increase in pensions	3.3%	3.0%	–	5.5%
Discount rate	5.8%	5.4%	–	8.0%
Retail price inflation	3.6%	2.1%	–	5.5%
Return on equities	8.0%	7.8%	–	10.0%
Return on bonds	6.0%	4.6%	–	8.0%
Return on cash	4.5%	2.5%	–	8.0%
At 30 June 2006				
Rate of increase in salaries	4.4%	3.8%	4.5%	5.0%
Rate of increase in pensions	3.1%	3.0%	–	6.0%
Discount rate	5.2%	5.4%	4.9%	8.5%
Retail price inflation	3.1%	2.1%	3.0%	6.0%
Return on equities	8.0%	7.8%	8.5%	12.0%
Return on bonds	5.1%	4.3%	5.0%	8.1%
Return on cash	4.5%	2.5%	5.0%	6.8%

Assumptions about mortality are made using government actuarial tables, for example tables PXA92M and PXA92F for males and females in the UK. Using these tables, the life expectancy of a UK pensioner aged 65 today would be 84 years for men and 87 years for women.

The expected return on plan assets is based on market expectations at the beginning of the period for returns over the entire life of the benefit obligation.

i) Employer contributions

During the year, employer contributions to the main defined benefit plans ranged between 11% and 17% of pensionable pay. The obligation to contribute to the various defined benefit plans is covered by trust deeds and/or legislation. Funding levels and contributions for these plans are based on regular actuarial advice. Comprehensive actuarial valuations are made at no more than three yearly intervals.

An objective of the valuations is to be fully funded on an ongoing funding basis. To achieve this objective, the actuaries have used the Projected Unit funding method for all pension schemes, except the Brambles United Kingdom Pension Plan which uses the Attained Age method. The Projected Unit method derives a capital value for past service liabilities by discounting assumed benefit payments back to the valuation date. The capital value of benefits due to be earned in the year after the valuation date are divided by the total pensionable payroll to give a future service contribution rate.

The calculations have spread any surplus or deficits arising over a suitable period and deducted from or added to the future service contribution rate. Assets have been taken at their market value.

Funding recommendations made by the actuaries are based on various economic and demographic assumptions. The main economic assumptions applied are price inflation of 2.9%, salary inflation between 1.25% and 4.15%, pre-retirement investment returns of 7.8% and post-retirement investment returns of 5.1%. Using the above-mentioned actuarial assumptions as to the pension plans' future experience, additional annual contributions of US$3.9 million are being paid to remove the identified deficits over a period of 7.5 years. Contributions paid to the plans during 2007 were US$11.9 million (2006: US$23.2 million) of which US$3.0 million (2006: US$14.9 million) related to discontinued operations. It is estimated that the amount of contributions to be paid to the plans during 2008 will be US$9.1 million for continuing operations.

Note 26.
Retirement benefit obligations (continued)

j)   Historical summary
The history of experience adjustments is as follows:

	Consolidated		
	2007 US$m	2006 US$m	2005 US$m
– On plan liabilities	16.3	4.3	47.4
– On plan assets	17.2	31.1	38.2

Information for years prior to 2005 is not available.

k)   Net financial position of plans
The most recent financial reports (translated at current foreign exchange rates) from the principal defined benefit plans showed:

	Date of financial report	Accrued benefits US$m	Market value of assets US$m	Surplus/ (deficit) US$m
Brambles Enterprises (1996) Pension Scheme	5/04/05	73.0	60.1	(12.9)
Brambles United Kingdom Pension Plan	31/03/05	49.1	38.6	(10.5)
CHEP South Africa Pension Fund	1/04/05	27.8	27.8	–
		149.9	126.5	(23.4)

These amounts reported by the plans, which are determined in accordance with AAS 25: Financial Reporting by Superannuation Plans or equivalent local standards, differ from the net liability recognised in Brambles' balance sheet due to different measurement dates and different measurement rules in AAS 25 and AASB 119.

Note 27.
Contributed equity

As discussed in Note 1, following approval of the Schemes and satisfaction of all conditions precedent:

* BIL Shareholders had their shares in BIL transferred to Brambles Limited in return for the issue by Brambles Limited of new Brambles Limited shares (on a one-for-one basis) or payment of cash by Brambles Limited under the Cash Alternative;

* BIP Shareholders had their shares in BIP transferred to Brambles Limited in return for the issue by Brambles Limited of new Brambles Limited shares (on a one-for-one basis) or cancelled in return for the payment of cash by Brambles Limited under the Cash Alternative; and

* BIL and BIP then became wholly owned subsidiaries of Brambles Limited.

Brambles Industries Limited	Shares	A$m
Ordinary shares of no par value issued and fully paid:		
At 1 July 2005	969,040,322	1,212.4
Issued during the period on the exercise of options (Note 28a)	8,916,924	65.1
Purchased on-market and cancelled	(20,679,697)	(222.0)
At 30 June 2006	957,277,549	1,055.5
Issued during the period on the exercise of options	17,354,607	81.4
At Unification on 4 December 2006	974,632,156	1,136.9
On Unification:		
– Acquired by Brambles Limited under Cash Alternative	3,118,128	
– Acquired by Brambles Limited for Brambles Limited shares	971,514,028	

Brambles Industries plc		£m
Authorised share capital of 5 pence each:		
900,000,000 shares (2006: 900,000,000 shares)		
Ordinary shares of 5 pence each issued and fully paid:		
At 1 July 2005	724,125,805	36.2
Issued during the period on the exercise of options (Note 28b)	2,790,341	0.1
Purchased on-market and cancelled	(59,562,443)	(3.0)
At 30 June 2006	667,353,703	33.3
Issued during the period on the exercise of options	4,554,456	0.2
At Unification on 4 December 2006	671,908,159	33.5
On Unification:		
– Cancelled under Cash Alternative	90,745,866	
– Acquired by Brambles Limited for Brambles Limited shares	581,162,293	
Share premium on ordinary shares:		
At 1 July 2005		51.1
On ordinary shares issued on the exercise of options		9.2
At 30 June 2006		60.3
On ordinary shares issued on the exercise of options		9.1
At Unification on 4 December 2006		69.4

Note 27.
Contributed equity (continued)

Brambles Limited	Shares	US$m
At 1 July 2006	2	–
Issued on Unification on 4 December 2006	1,552,676,321	15,526.7
Issued during the period on the exercise of options	4,345,716	20.8
Shares purchased on-market and cancelled	(141,536,975)	(1,484.7)
At 30 June 2007	1,415,485,064	14,062.8

Brambles		
Total ordinary shares issued and fully paid:		
At 1 July 2005	1,693,166,127	1,080.0
Issued on the exercise of options	11,707,265	64.0
Purchased on-market and cancelled	(80,242,140)	(170.4)
Exchange fluctuation on translation	–	(16.4)
At 30 June 2006	1,624,631,252	957.2
Issued on incorporation of Brambles Limited	2	–
Created on Unification	–	14,435.5
Bought-back under the Cash Alternative	(93,863,994)	–
Issued on the exercise of options	26,254,779	94.5
Purchased on-market and cancelled post Unification	(141,536,975)	(1,484.7)
Exchange fluctuations on translation	–	60.3
At 30 June 2007	1,415,485,064	14,062.8

Ordinary shares of Brambles Limited entitle the holder to participate in dividends and the proceeds on any winding up of the Company in proportion to the number of shares held.

Note 28.
Share-based payments

On Unification (as described in Note 1), options and performance share rights over BIL and BIP shares held by employees and former employees were cancelled and replaced by options and performance share rights over Brambles Limited shares on substantially similar terms. This has been accounted for as a modification without incremental value under AASB 2: Share-based payments and did not result in any additional remuneration expense.

The Remuneration Report sets out details relating to the employee option plans (pages 76 to 78), together with details of options and performance share rights issued to Directors (pages 69 to 70). Options and performance share rights granted by Brambles do not result in an entitlement to participate in share issues of any other corporation.

Set out below are summaries of options and performance share rights granted under the plans.

a)   Grants over BIL shares pre-Unification, now over Brambles Limited shares

2007 Grant date	Expiry date	Exercise price A$	Balance at 1 July	Granted during the year	Exercised during the year	Lapsed during the year	Balance at 30 June
Options							
24 Apr 2001	24 Oct 2006	12.16	233,263	–	–	(233,263)	–
7 Aug 2001	7 Aug 2007	11.24	278,300	–	–	–	278,300
19 Dec 2001	19 Dec 2007	9.63	1,884,324	–	(219,326)	(1,652,564)	12,434
18 Jan 2002	18 Jul 2007	10.41	2,079,159	–	(863,938)	(805,157)	410,064
2 Apr 2002	2 Apr 2008	9.51	127,908	–	(29,668)	(79,112)	19,128
5 Sep 2002	5 Sep 2008	7.08	3,772,283	–	(1,427,907)	(12,703)	2,331,673
18 Nov 2002	18 May 2008	6.09	737,498	–	(319,393)	(68,489)	349,616
6 Mar 2003	6 Mar 2009	4.32	131,188	–	(23,611)	(46,389)	61,188
25 Jun 2003	25 Dec 2006	4.74	3,988,965	–	(3,606,781)	(382,184)	–
25 Jun 2003	25 Dec 2008	4.74	909,902	–	(461,487)	(15,600)	432,815
10 Sep 2003	10 Sep 2009	4.75	7,773,027	–	(6,695,170)	(14,599)	1,063,258
14 Oct 2003	14 Oct 2009	4.66	665,398	–	–	–	665,398
4 Mar 2004	4 Mar 2010	5.31	803,144	–	(506,275)	(78,125)	218,744
27 May 2004	27 Nov 2007	5.63	3,885,839	–	(2,194,414)	–	1,691,425
27 Jun 2005	27 Dec 2008	8.20	2,946,036	–	(1,339,690)	–	1,606,346
Total options			**30,216,234**	**–**	**(17,687,660)**	**(3,388,185)**	**9,140,389**
Performance share rights							
7 Aug 2001	7 Aug 2007	–	83,300	–	(34,070)	–	49,230
7 Aug 2001	7 Aug 2007	–	225,841	–	(92,369)	–	133,472
19 Dec 2001	19 Dec 2007	–	610,020	–	(209,457)	(365,828)	34,735
2 Apr 2002	2 Apr 2008	–	38,390	–	(12,856)	(24,583)	951
5 Sep 2002	5 Sep 2008	–	1,208,320	–	(644,003)	(278,866)	285,451
6 Mar 2003	6 Mar 2009	–	111,623	–	(53,710)	(52,019)	5,894
10 Sep 2003	10 Sep 2009	–	2,354,883	–	(1,975,886)	(112,617)	266,380
4 Mar 2004	4 Mar 2010	–	183,776	–	–	–	183,776
4 Mar 2004	4 Mar 2010	–	218,909	–	(153,593)	(20,735)	44,581
8 Sep 2004	8 Sep 2010	–	4,379,135	–	(465,077)	(481,482)	3,432,576
4 Apr 2005	5 April 2011	–	16,152	–	–	–	16,152
21 Oct 2005	21 Oct 2011	–	3,933,923	–	(463,915)	(711,514)	2,758,494
Total performance share rights			**13,364,272**	**–**	**(4,104,936)**	**(2,047,644)**	**7,211,692**
Total			**43,580,506**	**–**	**(21,792,596)**	**(5,435,829)**	**16,352,081**
Weighted average exercise price of options		A$	6.36	–	5.69	9.14	6.64

There were 4,869,580 options and 429,881 performance share rights exercisable at 30 June 2007.

NOTES TO AND FORMING PART OF THE
FINANCIAL STATEMENTS (continued)
for the year ended 30 June 2007

Note 28.
Share-based payments (continued)

		Balance at 1 July	Granted during the year	Exercised during the year	Lapsed during the year	Balance at 30 June
2006 (summarised)						
Total options		44,533,997	6,998	(8,806,215)	(5,518,546)	30,216,234
Total performance share rights		10,302,817	4,097,987	(110,709)	(925,823)	13,364,272
Total over BIL shares		54,836,814	4,104,985	(8,916,924)	(6,444,369)	43,580,506
Weighted average exercise price						
of options over BIL shares	A$	6.88	7.51	6.82	9.83	6.36

		2007	2006
Weighted average fair value of grants during the year	A$	–	5.17
Weighted average share price at the date of exercise	A$	11.57	6.85
Weighted average remaining contractual life at reporting date	years	2.2	1.9

b)   Grants over BIP shares pre-Unification, now over Brambles Limited shares

2007 Grant date	Expiry date	Exercise price £	Balance at 1 July	Granted during the year	Exercised during the year	Lapsed during the year	Balance at 30 June
Options							
19 Dec 2001	19 Dec 2007	3.21	1,097,626	–	(80,033)	(1,017,593)	–
2 Apr 2002	2 Apr 2008	3.38	127,908	–	(29,668)	(98,240)	–
5 Sep 2002	5 Sep 2008	2.33	1,747,599	–	(634,771)	(385,345)	727,483
6 Mar 2003	6 Mar 2009	1.49	9,598	–	(3,477)	(6,121)	–
10 Sep 2003	10 Sep 2009	1.72	4,216,737	–	(3,320,243)	(610,300)	286,194
4 Mar 2004	4 Mar 2010	2.11	409,176	–	(112,307)	(78,125)	218,744
Total options			7,608,644	–	(4,180,499)	(2,195,724)	1,232,421
Performance share rights							
19 Dec 2001	19 Dec 2007	–	362,724	–	(121,693)	(231,844)	9,187
2 Apr 2002	2 Apr 2008	–	38,390	–	(15,814)	(21,625)	951
5 Sep 2002	5 Sep 2008	–	615,458	–	(347,540)	(169,225)	98,693
6 Mar 2003	6 Mar 2009	–	75,849	–	(39,350)	(36,499)	–
10 Sep 2003	10 Sep 2009	–	1,321,909	–	(1,176,046)	(79,260)	66,603
4 Mar 2004	4 Mar 2010	–	112,595	–	(47,279)	(20,735)	44,581
8 Sep 2004	9 Sep 2010	–	1,704,269	–	(188,499)	(326,790)	1,188,980
21 Oct 2005	21 Oct 2011	–	1,623,742	–	(195,590)	(379,670)	1,048,482
Total performance share rights			5,854,936	–	(2,131,811)	(1,265,648)	2,457,477
Total			13,463,580	–	(6,312,310)	(3,461,372)	3,689,898
Weighted average exercise price							
of options	£		2.12	–	1.86	2.61	2.15

There were 669,307 options and 175,663 performance share rights exercisable at 30 June 2007.

		Balance at 1 July	Granted during the year	Exercised during the year	Lapsed during the year	Balance at 30 June
2006 (summarised)						
Total options		11,910,558	–	(2,687,889)	(1,614,025)	7,608,644
Total performance share rights		5,039,045	1,699,481	(102,452)	(781,138)	5,854,936
Total over BIP shares		16,949,603	1,699,481	(2,790,341)	(2,395,163)	13,463,580
Weighted average exercise price of options over BIP shares	£	2.18	–	2.12	2.55	2.12

		2007	2006
Weighted average fair value of grants during the year	£	–	1.98
Weighted average share price at the date of exercise	£	5.37	3.19
Weighted average remaining contractual life at 30 June	years	2.9	2.6

c)   Grants over Brambles Limited shares issued subsequent to Unification

2007 Grant date	Expiry date	Exercise price A$	Balance at 1 July	Granted during the period	Exercised during the period	Lapsed during the period	Balance at 30 June
Performance share rights							
19 Jan 2007	31 Aug 2012	–	–	2,764,530	(93,304)	(82,945)	2,588,281
Total performance share rights			–	2,764,530	(93,304)	(82,945)	2,588,281

There were no performance share rights exercisable at 30 June 2007.

		2007	2006
Weighted average fair value of grants during the year	A$	9.43	n/a
Weighted average share price at the date of exercise	A$	12.75	n/a
Weighted average remaining contractual life at 30 June	years	5.2	n/a

There were no grants, 943,489 exercises and 2,801,470 lapses in options or performance share rights over Brambles Limited shares between the end of the financial year and 22 August 2007.

Note 28.
Share-based payments (continued)

d) Fair value calculations

Equity-settled options and performance share rights

The fair value of equity-settled options and performance share rights was determined as at grant date, using a binomial valuation methodology. The values calculated do not take into account the probability of options and performance share rights being forfeited prior to vesting, as a probability adjustment is made when computing the share-based payment expense.

The significant inputs into the valuation models for the equity-settled grants made during the year were:

	2007 A$ grants	2006 A$ grants	2006 £ grants
Weighted average share price	A$13.35	A$8.31	£3.20
Expected volatility	22%	25%	25%
Expected life	2.6 years	4.0 years	4.0 years
Annual risk-free interest rate	6.1%	5.3%	4.3%
Expected dividend yield	2.2%	2.5%	2.5%

The expected volatility was determined based on a two-year historic volatility of Brambles' share prices.

Cash-settled share-based payments

Executives and employees in certain jurisdictions are provided cash incentives calculated by reference to options and performance share rights under the share option plans, referred to as phantom shares. The fair value of phantom shares granted during the year was initially determined as at grant date using a binomial model and recalculated at reporting date.

The significant inputs into the recalculated valuation models at reporting date for cash-settled options and performance share rights were:

	2007 A$ grants	2007 £ grants	2006 A$ grants	2006 £ grants
Weighted average share price	A$12.81	£5.35	A$11.00	£4.38
Expected volatility	20%	20%	22%	22%
Expected life	0.2–2.2 years	0.2–2.2 years	4.0 years	4.0 years
Annual risk-free interest rate	6.1%	5.7%	5.6%	4.6%
Expected dividend yield	2.3%	2.3%	2.4%	2.4%

e) Share-based payment expense – continuing operations

Brambles recognised a total expense of US$20.0 million (2006: US$16.2 million) relating to share-based payments for continuing operations. Of this amount, US$2.2 million (2006: US$1.5 million) related to phantom shares.

Note 29.
Reserves and retained earnings

	2007 US$m	2006 US$m
Reserves	(14,881.5)	457.5
Retained earnings	2,241.1	1,534.4
	(12,640.4)	1,991.9
Minority interests in reserves and retained earnings	0.3	3.9

a) Movements in reserves and retained earnings – Consolidated

	Reserves					Retained earnings US$m
	Hedging US$m	Share-based payments US$m	Foreign currency translation US$m	Unification US$m	Other US$m	
Year ended 30 June 2006						
Opening balance	–	26.1	300.4	–	148.2	824.9
Adjustment on adoption of AASB 132 and AASB 139, net of tax	2.0	–	–	–	–	(2.2)
Actuarial gains on defined benefit plans	–	–	–	–	–	25.5
Foreign exchange differences	–	–	80.4	–	4.7	–
Cash flow hedges:						
– Fair value gains/(losses)	7.8	–	–	–	–	–
– Tax on fair value gains	(2.8)	–	–	–	–	–
– Transfers to net profit	(3.2)	–	–	–	–	–
– Tax on transfers to net profit	1.3	–	–	–	–	–
Share-based payments:						
– Expense recognised during the year	–	26.6	–	–	–	–
– Shares issued	–	(12.4)	–	–	–	–
– Tax on expense recognised during the year	–	8.1	–	–	–	–
Buy-back of ordinary shares	–	–	–	–	5.5	(480.3)
Dividends paid	–	–	–	–	–	(296.9)
FCTR on entities disposed taken to profit	–	–	(135.2)	–	–	–
Net profit for the year	–	–	–	–	–	1,463.4
Closing balance	5.1	48.4	245.6	–	158.4	1,534.4
Year ended 30 June 2007						
Opening balance	5.1	48.4	245.6	–	158.4	1,534.4
Actuarial gains on defined benefit plans	–	–	–	–	–	3.9
Foreign exchange differences	–	–	62.4	–	8.9	–
Cash flow hedges:						
– Fair value gains/(losses)	(0.2)	–	–	–	–	–
– Tax on fair value gains	0.1	–	–	–	–	–
– Transfers to net profit	(5.0)	–	–	–	–	–
– Tax on transfers to net profit	1.8	–	–	–	–	–
Share-based payments:						
– Expense recognised during the year	–	20.8	–	–	–	–
– Shares issued	–	(18.9)	–	–	–	–
– Tax on expense recognised during the year	–	11.3	–	–	–	–
Buy-back of ordinary shares	–	–	(42.8)	–	–	–
Created on Unification	–	–	–	(15,385.8)	–	–
Dividends paid	–	–	–	–	–	(588.5)
FCTR on entities disposed taken to profit	–	–	8.4	–	–	–
Net profit for the year	–	–	–	–	–	1,291.3
Closing balance	1.8	61.6	273.6	(15,385.8)	167.3	2,241.1

NOTES TO AND FORMING PART OF THE
FINANCIAL STATEMENTS (continued)
for the year ended 30 June 2007

Note 29.
Reserves and retained earnings (continued)

b)   Movements in reserves and retained earnings – Parent entity

	Reserves		Retained earnings US$m
	Share-based payments US$m	Foreign currency translation US$m	
Year ended 30 June 2007			
Opening balance	–	–	–
Foreign exchange differences	–	1,209.6	–
Share-based payments:			
– Shares to be issued	11.9	–	–
Buy-back of ordinary shares	–	(42.8)	–
Dividends paid	–	–	–
Net profit for the year	–	–	255.7
Closing balance	11.9	1,166.8	255.7

As a result of Unification, Brambles Limited is only permitted to declare dividends out of profits generated by it subsequent to
4 December 2006.

c)   Nature and purpose of reserves

Hedging reserve
This comprises the cumulative portion of the gain or loss of cash flow hedges that are determined to be effective hedges. Amounts
are recognised in the income statement when the associated hedged transaction is recognised or the hedge or a portion thereof
becomes ineffective.

Share-based payments reserve
This comprises the cumulative share-based payment expense recognised in the income statement in relation to options and
performance share rights issued but not yet exercised. Refer to Note 28 for further details.

Foreign currency translation reserve
This comprises cumulative exchange differences arising from the translation of the financial statements of foreign subsidiaries, net
of qualifying net investment hedges. The relevant accumulated balance is recognised in the income statement on disposal of a foreign
subsidiary.

Unification reserve
As described in Note 1, on Unification Brambles Limited issued shares on a one-for-one basis to those BIL and BIP shareholders who did
not elect to participate in the Cash Alternative. The Unification reserve of US$15,385.8 million represents the difference between the
share capital of Brambles Limited measured at fair value on 4 December 2006, and the carrying value of the share capital of BIL and BIP
at that date.

Other
This comprises the merger reserve created at the time of the formation of the DLC, following internal reorganisations within BIP,
and the capital redemption reserve created in 2006 as a result of the cancellation of BIP shares.

Note 30.
Financial instruments

The disclosures made in this note should be read in conjunction with the disclosures of Brambles' objectives, policies and strategies with regard to financial instruments set out in Note 17.

a) Fair values

Set out below is a comparison by category of the carrying amounts and fair values of financial instruments recognised in the consolidated balance sheet:

	Carrying amount		Fair value	
	2007	2006	2007	2006
	US$m	US$m	US$m	US$m
Financial assets				
– Cash at bank and in hand (Note 14)	**112.8**	113.4	**112.8**	113.4
– Short term deposits (Note 14)	**17.6**	16.0	**17.6**	16.0
– Trade receivables (Note 15)	**531.1**	480.6	**531.1**	480.6
– Interest rate swaps (Note 17)	**4.4**	9.4	**4.4**	9.4
– Forward foreign currency contracts (Note 17)	**4.2**	1.8	**4.2**	1.8
Financial liabilities				
– Trade payables (Note 23)	**302.2**	266.1	**302.2**	266.1
– Bank overdrafts (Note 24)	**3.5**	–	**3.5**	–
– Bank loans (Note 24)	**1,680.8**	1,359.8	**1,680.8**	1,359.8
– Loan notes (Note 24)	**440.3**	440.5	**423.3**	416.2
– Finance lease liabilities (Note 24)	**2.5**	13.2	**2.5**	13.2
– Deferred consideration on acquisitions (Note 24)	**0.2**	6.0	**0.2**	6.0
– Interest rate swaps (Note 17)	**0.5**	0.3	**0.5**	0.3

For forward foreign exchange contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to the current forward rates for contracts with similar maturity dates. Fair value for other financial liabilities has been calculated by discounting future cash flows at prevailing interest rates for the relevant yield curve.

Note 30.
Financial instruments (continued)

b) Interest rate risk exposure

The following table sets out the maturity profile of the financial instruments exposed to interest rate risk at reporting date:

2007	Floating interest rate US$m	Fixed interest rate						Total US$m
		Year 1 US$m	Year 2 US$m	Year 3 US$m	Year 4 US$m	Year 5 US$m	Over 5 years US$m	
Financial assets								
Cash at bank	112.8	–	–	–	–	–	–	112.8
Short term deposits	–	17.6	–	–	–	–	–	17.6
	112.8	17.6	–	–	–	–	–	130.4
Weighted average effective interest rate	2.9%	3.4%	–	–	–	–	–	3.0%
Financial liabilities								
Bank overdrafts	3.5	–	–	–	–	–	–	3.5
Bank loans	1,680.8	–	–	–	–	–	–	1,680.8
Loan notes	–	15.3	–	–	–	171.0	254.0	440.3
Finance lease liabilities	–	1.6	0.6	0.1	0.1	0.1	–	2.5
Deferred consideration on acquisitions	–	0.2	–	–	–	–	–	0.2
Interest rate swaps	(505.6)	132.0	350.4	23.2	–	–	–	–
	1,178.7	149.1	351.0	23.3	0.1	171.1	254.0	2,127.3
Weighted average effective interest rate	5.7%	6.2%	6.7%	6.2%	8.5%	5.4%	5.8%	5.8%

2006								
Financial assets								
Cash at bank	113.4	–	–	–	–	–	–	113.4
Short term deposits	–	16.0	–	–	–	–	–	16.0
	113.4	16.0	–	–	–	–	–	129.4
Weighted average effective interest rate	2.6%	2.6%	–	–	–	–	–	2.6%
Financial liabilities								
Bank loans	1,359.8	–	–	–	–	–	–	1,359.8
Loan notes	–	15.5	–	–	–	–	425.0	440.5
Finance lease liabilities	–	4.4	3.0	1.8	1.5	2.4	0.1	13.2
Deferred consideration on acquisitions	–	6.0	–	–	–	–	–	6.0
Interest rate swaps	(390.7)	139.0	229.0	22.7	–	–	–	–
	969.1	164.9	232.0	24.5	1.5	2.4	425.1	1,819.5
Weighted average effective interest rate	5.3%	3.6%	5.9%	4.5%	5.1%	3.4%	5.7%	5.2%

c)   Currency profile

The following table sets out the currency mix profile of Brambles' financial instruments:

2007	US dollar US$m	Aust. dollar US$m	Sterling US$m	Euro US$m	Other US$m	Total US$m
Financial assets						
– Cash at bank and in hand	11.6	–	5.6	36.4	59.2	112.8
– Short term deposits	–	–	–	–	17.6	17.6
– Interest rate swaps	3.8	0.6	–	–	–	4.4
– Forward foreign currency contracts	–	127.6	0.5	685.4	14.1	827.6
	15.4	128.2	6.1	721.8	90.9	962.4
Financial liabilities						
– Bank overdrafts	–	2.5	–	–	1.0	3.5
– Bank loans	1,061.7	434.6	–	–	116.0	1,612.3
– Loan notes	440.3	–	–	–	–	440.3
– Finance lease liabilities	0.3	–	–	1.5	0.7	2.5
– Deferred consideration on acquisitions	–	0.2	–	–	–	0.2
– Interest rate swaps	–	0.5	–	–	–	0.5
– Forward foreign currency contracts	111.4	96.2	600.1	–	15.7	823.4
– Net investment hedge	–	–	–	68.6	–	68.6
	1,613.7	534.0	600.1	70.1	133.4	2,951.3
2006						
Financial assets						
– Cash at bank and in hand	5.6	23.2	7.6	37.8	39.2	113.4
– Short term deposits	–	–	–	0.1	15.9	16.0
– Interest rate swaps	9.1	–	0.3	–	–	9.4
– Forward foreign currency contracts	–	51.5	1.2	534.3	–	587.0
	14.7	74.7	9.1	572.2	55.1	725.8
Financial liabilities						
– Bank loans	383.3	304.5	503.3	2.0	102.0	1,295.1
– Loan notes	440.5	–	–	–	–	440.5
– Finance lease liabilities	0.4	–	3.1	8.5	1.2	13.2
– Deferred consideration on acquisitions	–	0.5	4.2	–	1.3	6.0
– Interest rate swaps	–	–	0.3	–	–	0.3
– Forward foreign currency contracts	14.9	–	534.3	–	36.0	585.2
– Net investment hedge	–	–	–	64.7	–	64.7
	839.1	305.0	1,045.2	75.2	140.5	2,405.0

d)   Credit risk exposure

Credit risk arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity. This arises from amounts receivable from unrealised gains on derivative financial instruments. At the reporting date, this amount was US$8.1 million. Brambles transacts derivatives with prominent financial institutions and has credit limits in place to limit exposure to any potential non-performance by its counterparties.

NOTES TO AND FORMING PART OF THE
FINANCIAL STATEMENTS (continued)
for the year ended 30 June 2007

Note 31.
Cash flow statement – additional information

a) Reconciliation of cash

For the purpose of the cash flow statement, cash comprises:

	Consolidated		Parent entity	
	2007 **US$m**	2006 US$m	**2007** **US$m**	2006 US$m
Cash at bank and in hand (Note 14)	**112.8**	113.4	**0.6**	–
Short term deposits (Note 14)	**17.6**	16.0	–	–
Bank overdraft (Note 24)	**(3.5)**	–	–	–
	126.9	129.4	**0.6**	–

b) Borrowing facilities and credit standby arrangements

Total facilities:		
– Committed borrowing facilities	**3,267.5**	3,198.6
– Loan notes	**425.0**	425.0
– Credit standby/uncommitted arrangements	**62.6**	65.1
	3,755.1	3,688.7
Facilities used at reporting date:		
– Committed borrowing facilities	**1,646.3**	1,351.3
– Loan notes	**425.0**	425.0
– Credit standby/uncommitted arrangements	**34.3**	21.2
	2,105.6	1,797.5
Facilities unused at reporting date:		
– Committed borrowing facilities	**1,621.2**	1,847.3
– Loan notes	–	–
– Credit standby/uncommitted arrangements	**28.3**	43.9
	1,649.5	1,891.2

		2007 **millions**	2006 millions
Total credit facilities by currency:			
– US dollar	US$	**1,595.3**	1,595.4
– Sterling	£	**745.0**	783.9
– Euro	€	**426.1**	431.6
– Other	US$	**82.5**	88.1

Borrowing facilities are arranged by Brambles on behalf of its subsidiaries. Funding is generally sourced from relationship banks on a medium to long term basis. The expiry dates of committed facilities range out to calendar year 2010. The average term of maturity of these facilities and the US private placement notes is equivalent to 3.2 years (2006: 4.2 years). All facilities are structured on an unsecured, revolving basis and are guaranteed as described in Note 33a. Extension of each facility is normally pursued prior to the date of expiry.

c) Non-cash financing or investing activities

There were no financing or investing transactions during the year which have had a material effect on the assets and liabilities of Brambles that did not involve cash flows.

d) Reconciliation of profit after tax to net cash flows from operating activities

	Consolidated		Parent entity	
	2007 **US$m**	2006 US$m	**2007** **US$m**	2006 US$m
Profit after tax	**1,291.3**	1,464.4	**255.7**	–
Adjustments for:				
– Depreciation and amortisation	**404.3**	492.7	–	–
– Irrecoverable pooling equipment provision expense	**90.2**	93.7	–	–
– Loss on remeasurement to fair value less costs to sell	–	25.0	–	–
– Net gains on disposals of property, plant and equipment	**(42.7)**	(35.3)	–	–
– Other valuation adjustments	**(0.6)**	–	–	–
– Net gains on disposal of businesses and investments	**(2.9)**	(5.0)	–	–
– Net gains after tax on completed disposals of discontinued operations	**(832.9)**	(940.3)	–	–
– Costs incurred on disposal activity yet to close	–	11.2	–	–
– Joint ventures and associates	**2.8**	1.8	–	–
– Equity-settled share-based payments	**20.8**	26.2	–	–
– Finance revenues and costs	**6.3**	(7.6)	**(380.6)**	–
Movements in operating assets and liabilities, net of acquisitions and disposals:				
– Increase in trade and other receivables	**(46.0)**	(5.1)	–	–
– (Increase)/decrease in prepayments	**(1.0)**	1.6	–	–
– (Increase)/decrease in inventories	**(5.9)**	1.9	–	–
– Decrease in deferred tax	**135.7**	50.8	–	–
– Increase/(decrease) in trade and other payables	**61.0**	(50.0)	–	–
– (Decrease)/increase in tax payables	**(3.0)**	49.0	**(4.6)**	–
– (Decrease)/increase in provisions	**(37.6)**	12.1	–	–
– Other	**4.2**	2.0	**6.4**	–
Net cash inflow/(outflow) from operating activities	**1,044.0**	1,189.1	**(123.1)**	–

Note 32.
Commitments

a) Capital expenditure commitments

At 30 June 2007, Brambles' continuing operations had commitments of US$14.9 million (2006: US$19.8 million) principally relating to property, plant and equipment.

Capital expenditure in respect of continuing operations contracted for but not recognised as liabilities at reporting date were as follows:

	2007 **US$m**	2006 US$m
Within one year	**14.9**	19.8

In addition, capital expenditure commitments of discontinued operations primarily relating to property, plant and equipment amounted to nil (2006: US$23.5 million) at reporting date.

NOTES TO AND FORMING PART OF THE
FINANCIAL STATEMENTS (continued)
for the year ended 30 June 2007

Note 32.
Commitments (continued)

b) Operating lease commitments

Brambles' continuing operations are party to operating leases for offices, operational locations and plant and equipment. The leases have varying terms, escalation clauses and renewal rights. Escalation clauses are rare and any impact is considered immaterial.

The future minimum lease payments under such non-cancellable operating leases are as follows:

| | Consolidated | | | |
| | Plant | | Occupancy | |
	2007 US$m	2006 US$m	2007 US$m	2006 US$m
Within one year	24.4	18.7	136.4	106.1
Between one and five years	42.2	16.4	472.9	317.7
After five years	6.9	–	421.8	306.8
Minimum lease payments	73.5	35.1	1,031.1	730.6

In addition, operating lease commitments in respect of discontinued operations amounted to nil (2006: US$8.6 million) at reporting date.

During the year, operating lease expense of US$134.9 million (2006: US$103.9 million) was recognised in the income statement.

c) Finance lease commitments

Finance leases of plant and equipment are not a material feature of Brambles' funding arrangements.

Finance lease commitments of Brambles' continuing operations are payable as follows:

| | Consolidated | |
| | Plant | |
	2007 US$m	2006 US$m
Within one year	1.6	4.4
Between one and five years	0.9	8.7
After five years	–	0.1
Minimum lease payments recognised as a liability	2.5	13.2

In addition, finance lease commitments in respect of discontinued operations amounted to nil (2006: US$2.9 million) at reporting date.

Note 33.
Contingencies

a) Brambles Limited and certain of its subsidiaries are parties to a deed of cross-guarantee which supports global financing credit facilities available to certain Brambles' subsidiaries. Total facilities available amount to US$3,235.8 million (2006: US$3,149.5 million) of which US$1,636.7 million (2006: US$1,315.0 million) has been drawn.

Brambles Limited and certain of its subsidiaries are parties to a guarantee which supports the US Private Placement borrowing of US$425.0 million (2006: US$425.0 million) by a subsidiary.

Brambles Limited has guaranteed repayment of certain facilities and financial accommodations made available to certain Brambles' subsidiaries. Total facilities available amount to US$356.3 million (2006: US$514.3 million), of which US$139.1 million (2006: US$235.4 million) has been drawn.

b) Subsidiaries of Brambles Limited have contingent unsecured liabilities in respect of guarantees given relating to performance under contracts entered into totalling US$189.0 million (2006: US$243.9 million), of which US$104.4 million (2006: US$235.5 million) is also guaranteed by Brambles Limited and is included in (a) above.

c) A subsidiary has provided guarantees on a several basis in relation to a reduction in the share premium account of a subsidiary of Brambles in favour of certain creditors which amounts to US$12.8 million (2006: US$15.0 million).

d) A subsidiary has guaranteed the lease obligations of third parties totalling US$39.9 million (2006: US$67.0 million). Subsidiaries of Brambles Limited have provided guarantees to support lease facilities entered into by certain Brambles' subsidiaries. Total facilities available amount to US$24.5 million (2006: US$28.2 million), of which US$24.5 million (2006: US$24.1 million) has been drawn.

e) Environmental contingent liabilities

Brambles' activities have included the treatment and disposal of hazardous and non-hazardous waste through subsidiaries and corporate joint ventures. In addition, other activities of Brambles entail using, handling and storing materials which are capable of causing environmental impairment.

As a consequence of the nature of these activities, Brambles has incurred and may continue to incur environmental costs and liabilities associated with site and facility operation, closure, remediation, aftercare, monitoring and licensing. Provisions have been made in respect of estimated environmental liabilities at all sites and facilities where obligations are known to exist and can be reliably measured.

However, additional liabilities may emerge due to a number of factors including changes in the numerous laws and regulations which govern environmental protection, liability, land use, planning and other matters in each jurisdiction in which Brambles operates or has operated. These extensive laws and regulations are continually evolving in response to technological advances, scientific developments and other factors. Brambles cannot predict the extent to which it may be affected in the future by any such changes in legislation or regulation.

f) In the ordinary course of business, Brambles becomes involved in litigation, most of which falls within Brambles' insurance arrangements. Provision has been made for known obligations where the existence of the liability is probable and can be reasonably quantified. Receivables have been recognised where recoveries, for example from insurance arrangements, are virtually certain. As the outcomes of these matters remain uncertain, contingent liabilities exist for possible amounts eventually payable that are in excess of the amounts provided.

g) Brambles has given vendor warranties in relation to businesses sold in 2007 and prior years and is in the process of agreeing working capital adjustments as required under the Interlake sale agreement. Brambles has recognised the financial impact of such vendor warranties and adjustments on the basis of information currently available. A contingent liability exists for any amounts which may ultimately be borne by Brambles which are in excess of the amounts provided at 30 June 2007.

NOTES TO AND FORMING PART OF THE
FINANCIAL STATEMENTS (continued)
for the year ended 30 June 2007

Note 34.
Auditors' remuneration

PricewaterhouseCoopers (PwC) earned the following remuneration from Brambles during the year:

	Consolidated		Parent entity	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Amounts received or due and receivable by PwC (Australia) for:				
Audit services:				
– Audit and review of Brambles' financial reports	1,781	1,882	30	–
– Other assurance services	97	264	–	–
	1,878	2,146	30	–
Other services:				
– Tax advisory services	46	47	–	–
Total remuneration of PwC (Australia)	1,924	2,193	30	–
Amounts received or due and receivable by related practices of PwC (Australia) for:				
Audit services:				
– Audit and review of Brambles' financial reports	3,829	4,761	–	–
– Other assurance services	477	327	–	–
	4,306	5,088	–	–
Other services:				
– Tax advisory services	2,494	1,316	–	–
Total remuneration of related practices of PwC (Australia)	6,800	6,404	–	–
Total auditors' remuneration	8,724	8,597	30	–

From time to time, Brambles employs PwC on assignments additional to their statutory audit duties where PwC, through their detailed knowledge of the Group, are best placed to perform the services from an efficiency, effectiveness and cost perspective. The performance of such non-audit related services is always balanced with the fundamental objective of ensuring PwC's objectivity and independence as auditors. To ensure this balance, the Board has established a policy whereby prior approval of the Audit Committee is required wherever management recommends that PwC undertake non-audit work. Management consultancy, IT implementation and specialist internal audit work will not be performed by PwC.

In 2007 and 2006, non-audit assignments primarily related to tax consulting advice.

Auditors' remuneration for the parent entity relates to the audit of the parent entity accounts. Auditors' remuneration in relation to the consolidated accounts is borne by a subsidiary.

Note 35.
Key management personnel

a)   Directors

The following persons were Directors of Brambles during the financial year:

D R Argus AO	Non-executive Chairman
M F Ihlein	Chief Executive Officer from 1 July 2007 (Chief Financial Officer until 30 June 2007)
D J Turner	Non-executive Director from 1 July 2007 (Chief Executive Officer until 30 June 2007)
D Mezzanotte	Executive Director (appointed 1 January 2007)
A G Froggatt	Non-executive Director
D P Gosnell	Non-executive Director
H-O Henkel	Non-executive Director
S P Johns	Non-executive Director
S C H Kay	Non-executive Director
G J Kraehe AO	Non-executive Director
C L Mayhew	Non-executive Director
J Nasser AO	Non-executive Director
R D Brown	Non-executive Director (retired 31 December 2006)
M D I Burrows	Non-executive Joint Deputy Chairman (retired 31 December 2006)
Sir David Lees	Non-executive Joint Deputy Chairman (retired 31 December 2006)

b)   Other key management personnel

The following persons were members of the Brambles Executive Committee during the financial year:

D J Turner	Chief Executive Officer (until 30 June 2007)
M F Ihlein	Chief Executive Officer from 1 July 2007 (Chief Financial Officer until 30 June 2007)
T F Brown	Senior Vice President Human Resources, Brambles (until 18 May 2007)
J-L Laurent	President, Brambles Industrial Services and Cleanaway UK and Asia Pacific (until 31 August 2006)
P G Martinez	Senior Vice President Strategy and Information Technology, Brambles (until 31 May 2007)
D Mezzanotte	Chief Operating Officer, CHEP
E Potts	President and Chief Operating Officer, Recall (from 16 April 2007)
A Trujillo	President & Chief Executive Officer, Recall (until 13 May 2007)
C A van der Laan	Senior Vice President Legal and Mergers & Acquisitions and Company Secretary, Brambles

c)   Key management personnel compensation

	2007 US$'000	2006 US$'000
Short term employee benefits	14,280	15,692
Post employment benefits	246	1,374
Other long term benefits	48	45
Termination benefits	4,551	3,309
Share-based payments	12,607	10,857
	31,732	31,277

NOTES TO AND FORMING PART OF THE
FINANCIAL STATEMENTS (continued)
for the year ended 30 June 2007

Note 35.
Key management personnel (continued)

d)   Equity instruments disclosure relating to key management personnel

The number of ordinary shares, options and performance shares in Brambles held during the financial year by each key management personnel, including their related parties, are set out below:

2007

Name and holdings	Balance at the start of the year	Granted during the year as remuneration	Granted as remuneration and exercised during the year	Granted as remuneration and lapsed during the year	Changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Executive Directors							
D J Turner							
Ordinary shares	225,577	–	–	–	146,439	372,016	–
Options	2,220,270	–	–	–	–	2,220,270	2,220,270
Share rights	2,047,129	402,505	126,439	–	–	2,323,195	906,155
M F Ihlein							
Ordinary shares	100,000	–	–	–	27,000	127,000	–
Options	–	–	–	–	–	–	–
Share rights	773,638	178,751	–	–	–	952,389	–
D Mezzanotte							
Ordinary shares	5,000	–	–	–	353,402	358,402	–
Options	627,944	–	426,550	91,418	–	109,976	–
Share rights	511,236	155,683	142,202	15,822	–	508,895	–
Current Non-executive Directors[1]							
D R Argus AO							
Ordinary shares	135,929	–	N/A	N/A	25,200	161,129	–
A G Froggatt							
Ordinary shares	7,000	–	N/A	N/A	7,890	14,890	–
D P Gosnell							
Ordinary shares	14,450	–	N/A	N/A	–	14,450	–
H-O Henkel							
Ordinary shares	–	–	N/A	N/A	50,000	50,000	–
S P Johns							
Ordinary shares	47,500	–	N/A	N/A	–	47,500	–
S C H Kay							
Ordinary shares	4,900	–	N/A	N/A	5,500	10,400	–
G J Kraehe AO							
Ordinary shares	31,561	–	N/A	N/A	–	31,561	–
C L Mayhew							
Ordinary shares	16,500	–	N/A	N/A	–	16,500	–
J Nasser AO							
Ordinary shares	100,000	–	N/A	N/A	–	100,000	–

2007

Name and holdings	Balance at the start of the year	Granted during the year as remuneration	Granted as remuneration and exercised during the year	Granted as remuneration and lapsed during the year	Changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Former Non-executive Directors[1]							
R D Brown (retired on 31 December 2006)							
Ordinary shares	12,018	–	N/A	N/A	–	N/A	N/A
M D I Burrows (retired on 31 December 2006)							
Ordinary shares	340,319	–	N/A	N/A	–	N/A	N/A
Sir David Lees (retired on 31 December 2006)							
Ordinary shares	214,055	–	N/A	N/A	(3,071)	N/A	N/A
Other Key Management Personnel							
T F Brown (until 18 May 2007)							
Ordinary shares	5,000	–	–	–	473,038	478,038	–
Options	266,048	–	266,048	–	–	–	–
Share rights	330,196	35,084	206,990	–	–	158,290	–
J-L Laurent (until 31 August 2006)							
Ordinary shares	9,084	–	–	–	–	9,084	–
Options	923,972	–	748,652	175,320	–	–	–
Share rights	726,576	–	372,718	53,240	–	300,618	–
P G Martinez (until 31 May 2007)							
Ordinary shares	30,000	–	–	–	591,674	621,674	–
Options	637,784	–	321,082	123,908	–	192,794	–
Share rights	432,080	35,613	270,592	37,043	–	160,058	–
E Potts (from 16 April 2007)							
Ordinary shares	–	–	–	–	27,000	27,000	–
Options	170,362	–	83,998	38,256	–	48,108	–
Share rights	139,532	37,064	36,444	6,756	–	133,396	–
A Trujillo (until 13 May 2007)							
Ordinary shares	5,000	–	–	–	86,167	91,167	–
Options	689,532	–	597,804	91,728	–	–	–
Share rights	431,606	64,761	258,491	32,002	–	205,874	–
C A van der Laan							
Ordinary shares	303,862	–	–	–	483,626	787,488	–
Options	507,746	–	272,662	78,672	–	156,412	–
Share rights	356,822	84,286	110,964	13,808	–	316,336	–

Note 35.
Key management personnel (continued)

2006

Name and holdings	Balance at the start of the year	Granted during the year as remuneration	Granted as remuneration and exercised during the year	Granted as remuneration and lapsed during the year	Changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Executive Directors							
D J Turner							
Ordinary shares	225,577	–	–	–	–	225,577	–
Options	2,220,270	–	–	–	–	2,220,270	–
Share rights	1,481,877	565,252	–	–	–	2,047,129	–
M F Ihlein							
Ordinary shares	50,000	–	–	–	50,000	100,000	–
Options	–	–	–	–	–	–	–
Share rights	519,470	254,168	–	–	–	773,638	–
Non-executive Directors[1]							
D R Argus AO							
Ordinary shares	117,129	–	N/A	N/A	18,800	135,929	–
R D Brown							
Ordinary shares	12,018	–	N/A	N/A	–	12,018	–
M D I Burrows							
Ordinary shares	340,319	–	N/A	N/A	–	340,319	–
A G Froggatt (appointed on 1 June 2006)							
Ordinary shares	N/A	–	N/A	N/A	–	7,000	–
D P Gosnell (appointed on 1 June 2006)							
Ordinary shares	N/A	–	N/A	N/A	–	14,450	–
H-O Henkel							
Ordinary shares	–	–	N/A	N/A	–	–	–
S P Johns							
Ordinary shares	27,500	–	N/A	N/A	20,000	47,500	–
S C H Kay (appointed on 1 June 2006)							
Ordinary shares	N/A	–	N/A	N/A	–	4,900	–
G J Kraehe AO (appointed on 12 December 2005)							
Ordinary shares	N/A	–	N/A	N/A	–	31,561	–
Sir David Lees							
Ordinary shares	214,055	–	N/A	N/A	–	214,055	–
C L Mayhew (appointed on 23 August 2005)							
Ordinary shares	N/A	–	N/A	N/A	N/A	16,500	–
J Nasser AO							
Ordinary shares	–	–	N/A	N/A	100,000	100,000	–

2006

Name and holdings	Balance at the start of the year	Granted during the year as remuneration	Granted as remuneration and exercised during the year	Granted as remuneration and lapsed during the year	Changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Other Key Management Personnel							
T F Brown							
Ordinary shares	5,000	–	–	–	–	5,000	–
Options	266,048	–	–	–	–	266,048	–
Share rights	206,770	123,426	–	–	–	330,196	–
J-L Laurent							
Ordinary shares	9,084	–	–	–	–	9,084	–
Options	923,972	–	–	–	–	923,972	–
Share rights	528,176	198,400	–	–	–	726,576	–
P G Martinez							
Ordinary shares	30,000	–	–	–	–	30,000	–
Options	637,784	–	–	–	–	637,784	–
Share rights	307,276	124,804	–	–	–	432,080	–
D Mezzanotte							
Ordinary shares	5,000	–	–	–	–	5,000	–
Options	627,944	–	–	–	–	627,944	–
Share rights	310,562	200,674	–	–	–	511,236	–
A Trujillo							
Ordinary shares	5,000	–	–	–	–	5,000	–
Options	703,522	–	–	–	(13,990)	689,532	–
Share rights	326,146	105,460	–	–	–	431,606	–
C A van der Laan							
Ordinary shares	233,862	–	–	–	70,000	303,862	–
Options	507,746	–	–	–	–	507,746	–
Share rights	240,080	116,742	–	–	–	356,822	–

[1] Non-executive Directors are expected to hold shares in Brambles equal to their annual directors' fees after tax within three years of their appointment. They do not participate in Brambles' equity based incentive schemes.

No options are vested and unexercisable at the end of the year.

e) Other transactions with key management personnel

Other transactions with key management personnel are set out in Note 36d.

Further remuneration disclosures are set out in the Directors' Report on pages 58 to 80.

NOTES TO AND FORMING PART OF THE
FINANCIAL STATEMENTS (continued)
for the year ended 30 June 2007

Note 36.
Related party information

a)   Brambles

Brambles comprises Brambles Limited and the entities which it controls.

Borrowings under the bilateral bank credit facilities are undertaken by a limited number of Brambles subsidiaries. Funding of other subsidiaries within Brambles is by way of intercompany loans, all of which are documented and carry commercial interest rates applicable to the currency and terms of the loans.

The global financing credit facilities are supported by a deed of cross guarantee for which Brambles Limited charge Brambles' borrowers a commercially determined guarantee fee.

Dividends are declared within the group only as required for funding or other commercial reasons.

Brambles also has in place cost sharing agreements to ensure that relevant costs are taken up by the entities receiving the benefits.

All amounts receivable and payable by entities within Brambles and any interest thereon are eliminated on consolidation.

b)   Material subsidiaries

The principal subsidiaries of Brambles during the year were:

Name	Place of incorporation	% interest held at reporting date	
		2007	2006
CHEP			
CHEP USA	USA	100	100
CHEP Canada, Inc.	Canada	100	100
CHEP UK Limited	UK	100	100
CHEP France SA	France	100	100
CHEP Deutschland GmbH	Germany	100	100
CHEP Espana SA	Spain	100	100
CHEP Mexico SA de CV	Mexico	100	100
CHEP Benelux Nederland BV	The Netherlands	100	100
CHEP Italia SRL	Italy	100	100
Brambles Enterprises Limited	UK	100	100
CHEP South Africa (Proprietary) Limited	South Africa	100	100
CHEP Australia Limited	Australia	100	100
CHEP Equipment Australia Pty Limited	Australia	100	100
CHEP (Shanghai) Company Limited	China	100	100
CHEP Technology Proprietary Limited	Australia	100	100
Cleanaway			
Cleanaway Limited	UK	–	100
Serviceteam Limited	UK	–	100

Name	Place of incorporation	% interest held at reporting date	
		2007	2006
Recall			
Recall Limited	UK	100	100
Recall France SA	France	100	100
Recall Corporation, Inc.	USA	100	100
Recall do Brasil Ltda	Brazil	100	100
AUSDOC Holdings Pty Limited	Australia	100	100
Recall Information Management Pty Limited	Australia	100	100
Recall Equipment Australia Pty Limited	Australia	100	100
Brambles HQ			
Brambles Holdings (UK) Limited	UK	100	100
Brambles International Finance BV	The Netherlands	100	100
Brambles USA Inc.	USA	100	100
Brambles North America Incorporated	USA	100	100
Brambles Finance plc	UK	100	100
Brambles Finance Limited	Australia	100	100
Recall Deutschland GmbH	Germany	100	100

Brambles Industries Limited (incorporated in Australia) and Brambles Industries plc (incorporated in the UK) became wholly-owned legal subsidiaries of Brambles Limited at Unification on 4 December 2006, as described in Note 1.

In addition to the list above, there are a number of other subsidiaries within Brambles which are mostly intermediary holding companies or are dormant.

Para 264(b) of the German trade law grants an exemption from the requirement to prepare individual audited statutory financial statements and management reports for those German companies which are included within the consolidated group financial statements. Relief from such German statutory reporting requirements will be taken in respect of Recall Deutschland GmbH as this entity is consolidated within these Brambles financial statements.

Investments in subsidiaries are primarily by means of ordinary or common shares. All subsidiaries prepare accounts with a 30 June balance date.

c)   Joint ventures and associates

Brambles' share of the net results of joint ventures and associates is disclosed in Note 19.

d)   Other transactions

Other transactions entered into during the year with Directors of Brambles Limited, BIL or BIP; with Director-related entities; with key management personnel; or with KMP-related entities were on terms and conditions no more favourable than those available to other employees, customers or suppliers and include transactions in respect of the employee option plans, contracts of employment and reimbursement of expenses. Any other transactions were trivial or domestic in nature.

e)   Other related parties

BIL has a non-interest bearing advance outstanding as at 30 June 2007 of US$1.133 million (2006: US$1.776 million) to Brambles Custodians Pty Limited, the trustee under Brambles' employee loan scheme. The advance is administered by Brambles Custodians Pty Limited and enabled employees to acquire shares in BIL in prior years, pursuant to the terms and conditions of the employee loan scheme approved by shareholders.

Note 36.
Related party information (continued)

f)   Directors' indemnities

Under its constitution, Brambles Limited indemnifies each person who is, or has been a Director or Secretary of Brambles Limited against any liability which results from facts or circumstances relating to the person serving or having served in the capacity of Director, Secretary, other officer or employee of Brambles Limited or any of its subsidiaries, other than:

(aa) in respect of a liability other than for legal costs:

  (i)   a liability owed to Brambles Limited or a related body corporate;

  (ii) a liability for a pecuniary penalty order under section 1317G of the Corporations Act or a compensation order under section 1317H of the Corporations Act;

  (iii) a liability that is owed to someone (other than Brambles Limited or a related body corporate) and did not arise out of conduct in good faith; and

(bb) in respect of a liability for legal costs:

  (i)   in defending or resisting proceedings in which the person is found to have a liability for which they could not have been indemnified under paragraph (aa) above;

  (ii) in defending or resisting criminal proceedings in which the person is found guilty;

  (iii) in defending or resisting proceedings brought by ASIC or a liquidator for a court order if the grounds for making the order are found by the Court to be established; or

  (iv) in connection with proceedings for relief to any persons under the Corporations Act in which the Court denies the relief.

Under its constitution, BIL has given similar indemnities to those described above in relation to persons who are, or have been a Director or Secretary of BIL. BIL also has entered into deeds of indemnity with the Directors shown in Note 35, other than M F Ihlein, J Nasser AO, S P Johns, H-O Henkel, C L Mayhew, A G Froggatt, D P Gosnell, S C H Kay and D Mezzanotte under which it indemnifies each such Director to the extent permitted by the Corporations Act. These indemnities are subject to the same exclusions as described above.

Under its Articles of Association, BIP indemnifies every person who is or was a Director, alternate Director or Company Secretary of the Company to the extent permitted by the Companies Act 1985 against all costs, charges, losses and liabilities incurred by them in the proper execution of their duties or the proper exercise of their powers, authorities and directions.

Insurance policies are in place to cover Directors and executive officers, however the terms of the policies prohibit disclosure of the details of the insurance cover and the premiums paid.

Note 37.
Events after balance sheet date

Other than those outlined in the Directors' Report, there have been no events that have occurred subsequent to 30 June 2007 that have had a material impact on Brambles' financial performance or position.

DIRECTORS' DECLARATION

In the opinion of the Directors of Brambles Limited:

(a) the financial statements and notes set out on pages 90 to 160 are in accordance with the Australian Corporations Act 2001, including:

   (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

   (ii) giving a true and fair view of the financial position of Brambles and Brambles Limited as at 30 June 2007 and of their performance for the year ended on that date;

(b) there are reasonable grounds to believe that Brambles Limited will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out on pages 58 to 80 of the Directors' Report comply with Accounting Standard AASB 124: Related Party Disclosures and the Corporations Regulations 2001.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

D R Argus AO
Chairman

M F Ihlein
Chief Executive Officer

22 August 2007

INDEPENDENT AUDITORS' REPORT
to the members of Brambles Limited

PRICEWATERHOUSECOOPERS 🔳

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Report on the financial report and the AASB 124 Remuneration disclosures contained in the Directors' Report

We have audited the accompanying financial report of Brambles Limited (the Company), which comprises the balance sheets as at 30 June 2007, and the income statements, statements of recognised income and expense and cash flow statements for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the Directors' declaration for both Brambles Limited and Brambles. Brambles comprises the Company and the entities it controlled at the year's end or from time to time during the financial year.

We have also audited the remuneration disclosures contained in the Directors' Report. As permitted by the *Corporations Regulations 2001*, the Company has disclosed information about the remuneration of directors and executives (remuneration disclosures), required by Accounting Standard AASB 124 *Related Party Disclosures*, under the heading Remuneration Report in pages 58 to 80 of the Directors' Report and not in the financial report.

Directors' responsibility for the financial report and the AASB 124 Remuneration disclosures contained in the Directors' Report

The Directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the Directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The Directors of the Company are also responsible for the remuneration disclosures contained in the Directors' Report.

Auditors' responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the Directors' Report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the Directors' Report. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the Directors' Report, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the Directors' Report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the Directors' Report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditors' opinion on the financial report

In our opinion:

(a) the financial report of Brambles Limited is in accordance with the *Corporations Act 2001*, including:

 (i) giving a true and fair view of the Company's and Brambles' financial position as at 30 June 2007 and of their performance for the year ended on that date; and

 (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the financial report complies with International Financial Reporting Standards as disclosed in Note 1.

Auditors' opinion on the AASB 124 Remuneration disclosures contained in the Directors' Report

In our opinion, the remuneration disclosures that are contained in pages 58 to 80 of the Directors' Report comply with Accounting Standard AASB 124.

PricewaterhouseCoopers

M G Johnson
Partner

M K Graham
Partner

Sydney
22 August 2007

FIVE YEAR FINANCIAL PERFORMANCE SUMMARY

	AIFRS			UK GAAP[1]	
	2007 US$m	2006 US$m	2005 US$m	2004 US$m	2003 US$m
Continuing operations					
Sales revenue	**3,868.8**	**3,522.1**	**3,274.8**	**2,893.2**	**2,436.2**
Comparable operating profit (before special items)	932.8	771.3	599.8	444.7	365.4
Net finance costs	(59.9)	(111.8)	(130.1)	(126.1)	(129.6)
Profit before tax (before special items)	872.9	659.5	469.7	318.6	235.8
Tax expense (before special items)	(287.2)	(229.4)	(160.4)	(102.8)	(75.7)
Profit from continuing operations (before special items)	**585.7**	**430.1**	**309.3**	**215.8**	**160.1**
Special items, after tax	(152.0)	(67.5)	3.8	(76.5)	(60.1)
Goodwill amortisation[2]	–	–	–	(24.2)	(20.5)
Profit from continuing operations, after tax	**433.7**	**362.6**	**313.1**	**115.1**	**79.5**
Profit from discontinued operations, after tax	857.6	1,101.8	135.7	100.9	105.8
Profit for the year	**1,291.3**	**1,464.4**	**448.8**	**216.0**	**185.3**
Depreciation and amortisation (excluding goodwill)					
– Continuing operations	404.3	412.0	393.0	383.4	325.2
– Discontinued operations	–	80.7	212.4	194.0	178.7
Net capex on property, plant & equipment					
– Continuing operations	517.8	474.7	443.3	448.9	518.6
– Discontinued operations	21.3	133.6	222.4	155.0	131.6
Cash flow					
Cash flow from operations	726.5	900.7	903.9	716.0	457.0
Free cash flow	490.2	559.7	622.2	450.2	121.0
Dividends paid	604.0	296.7	256.5	242.1	198.0
Free cash flow after dividends	(113.8)	263.0	365.7	208.1	(77.0)
Balance sheet					
Capital employed	3,419.6	4,643.1	4,595.6	4,576.0	4,637.0
Net debt	1,996.9	1,690.1	2,208.3	2,541.0	2,664.0
Equity	1,422.7	2,953.0	2,387.3	2,035.0	1,973.0
Employee numbers					
– Continuing operations	12,327	12,249	11,813	11,854	11,439
– Discontinued operations	1,841	14,043	15,759	16,345	18,523
	14,168	26,292	27,572	28,199	29,962
Earnings per share (US cents)					
Basic	83.4	86.7	26.4	12.9	10.8
Before special items and goodwill amortisation:					
– Brambles	39.6	38.3	26.8	21.8	18.2
– Continuing operations	37.8	25.5	18.3	12.8	9.5
Dividend declared per share (Australian cents)					
Interim and final	17.0	25.0	21.5	20.0	20.0
Special	–	34.5	–	–	–

[1] Years 2003-2004 are under UK GAAP. They have been reclassified into an AIFRS presentation format.

[2] Goodwill amortisation ceased on adoption of AIFRS.

GLOSSARY

2001 Option Plans	The Brambles Industries Limited 2001 Executive Share Option Plan and the Brambles Industries plc 2001 Executive Share Option Plan, incorporating Brambles Limited rollover amendments of 22 August 2006.
2001 Share Plans	The Brambles Industries Limited 2001 Executive Performance Share Plan and the Brambles Industries plc 2001 Executive Performance Share Plan, incorporating Brambles Limited rollover amendments of 22 August 2006.
2004 Share Plans	The Brambles Industries Limited 2004 Performance Share Plan and the Brambles Industries plc 2004 Performance Share Plan, incorporating Brambles Limited rollover amendments of 22 August 2006.
2006 Share Plan	The Brambles Limited 2006 Performance Share Plan.
Act	The Corporations Act 2001 (Cth).
AGAAP	Generally accepted accounting principles in Australia.
AGM	The Annual General Meeting of Brambles Limited, to be held on 16 November 2007.
AIFRS	Australian Equivalents to International Financial Reporting Standards.
ASX	Australian Securities Exchange.
Average Capital Invested (ACI)	Average Capital Invested is calculated as a 12 month average of Capital Invested (CI – see definition below).
BIL	Brambles Industries Limited.
BIP	Brambles Industries plc.
Brambles, Brambles Group or Group	Brambles Limited and all of its related bodies corporate.
Board	The Board of Brambles Limited.
BVA	Brambles Value Added (BVA) is the value generated by a business over and above the cost of the capital it uses to generate that value. BVA is denominated in US dollars using Brambles' AIFRS results translated at June 2006 fixed exchange rates.
	It is calculated as comparable operating profit (COP – see definition below) less Average Capital Invested (ACI – see definition above) after adding back accumulated net pre-tax special items, multiplied by Brambles' weighted average pre-tax cost of capital, or WACC (currently 12%).
	BVA = COP – (ACI (adjusted) x WACC).
	(Certain minor adjustments to BVA are also made in accordance with Brambles' BVA Accounting Policy and subject to the approval of Brambles' Chief Financial Officer.)

GLOSSARY (continued)

Capital Invested (CI)	Net assets before tax balances, cash, borrowings and accrued finance costs, but after adjustment for accumulated net pre-tax special items, actuarial gains or losses and net equity adjustments for equity-settled share-based payments.
Cash flow from operations	Cash flow generated after net capital expenditure but before special items.
Comparable operating profit (COP)	Profit before special items, finance costs and tax. COP includes share of profits after tax of joint ventures and associates.
Constant currency	Constant currency relative performance is calculated by translating both current period and comparable period results into US dollars at the actual monthly exchange rates applicable during the comparable period. Its purpose is to show relative performance between periods before the translation impact of currency fluctuations.
Continuing operations	Excludes operations which have been divested or which are held for sale.
CSR	Corporate Social Responsibility.
Discontinued operations	Operations which have been divested or which are held for sale.
DLC	Dual-listed companies structure – a contractual arrangement between Brambles Industries Limited and Brambles Industries plc under which they operated as if they were a single economic enterprise, whilst retaining their separate legal identities, tax residencies and stock exchange listings. The Brambles Group operated as a DLC from August 2001 to December 2006.
DMS	Document Management Solutions, a Recall service line.
DPS	Data Protection Services, a Recall service line.
EPS	Earnings per share.
Exceptional items	See Special items.
Free cash flow (FCF)	Cash flow generated after net capital expenditure, finance costs and tax but excluding the net cost of acquisitions and proceeds from business disposals.
FX	Foreign Exchange.
IFRS	International Financial Reporting Standards. In prior years, Brambles reported results under both UK GAAP and AGAAP.
Lean Manufacturing	Lean Manufacturing is derived from the Toyota Production System and assists in the identification and steady elimination of waste, the improvement of quality, production time and cost reduction.
LSE	London Stock Exchange.
LTIFR	Lost time injury frequency rate.
LTISR	Lost time injury severity rate.

OHS&E	Occupational Health Safety and Environment.
Organic growth	Growth from existing customers or from new customers acquired other than through a business acquisition.
RFID	Radio Frequency Identification.
ROCI	Return on Capital Invested (ROCI) is calculated as Comparable Operating Profit (COP) divided by Average Capital Invested (ACI).
RPC	Reusable plastic container (relates to CHEP).
SDS	Secure Destruction Services, a Recall service line.
Six Sigma	A methodology that uses facts, data and statistical analysis to improve business processes, grow sales, reduce costs and improve quality and customer satisfaction.
Special items	Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment.
TFR	Total Fixed Remuneration.
TPM	Total Pallet Management, a CHEP service where employees or subcontractors handle, inspect and sort inbound pallets at a customer distribution centre.
TSR	Total shareholder return.
UK GAAP	Generally accepted accounting principles in the UK.
Unification	The unification of the dual-listed companies structure which operated between Brambles Industries Limited and Brambles Industries plc under a new single Australian holding company, Brambles Limited.
Vesting	(of share plan awards) When rights under share plan awards may first be exercised.

DIRECTORY

Brambles Limited

Level 40
Gateway
1 Macquarie Place
Sydney NSW 2000
Australia

Tel: 61 (0) 2 9256 5222
Fax: 61 (0) 2 9256 5299

Brambles Limited has a primary listing on the Australian Securities Exchange and a secondary listing on the London Stock Exchange. The global headquarters of Brambles is in Sydney, Australia.

All currency amounts in this report are in US dollars unless otherwise specified.

Annual General Meeting

The 2007 Annual General Meeting of Brambles Limited will be held on Friday, 16 November at 10.00am (AEST) at:

The Grand Ballroom, Hilton Brisbane
190 Elizabeth St
Brisbane QLD 4000

A live webcast of the meeting will be broadcast on www.brambles.com.

Dividend

The final dividend of 17.0 Australian cents per share is 20% franked for all shareholders in Brambles Limited and will be paid on 11 October 2007.

Holders of CDIs can expect to receive their dividend payments as soon as possible after the payment date for ordinary shareholders. Additional processing time is required to complete foreign exchange transactions and send cheque payments or cash transfers to the bank accounts of CDI holders who have elected to receive their dividends by direct credit. CDI holders who are CREST participants may elect to receive their dividends in any currency supported by CREST, from time to time. In the absence of such an election, dividend payments will be made in pounds sterling. All CDI holders who use the Lloyds TSB Registrars Corporate nominee service will receive their dividends in pounds sterling.

Brambles Business Units

CHEP

8517 South Park Circle
Orlando FL 32819-9040
United States of America

Tel: 1 407 370 2437
Fax: 1 407 355 6211

E-mail: chep@brambles.com
Website: www.chep.com

Recall

One Recall Center
180 Technology Parkway
RM100
Norcross GA 30092
United States of America

Tel: 1 770 776 1000
Fax: 1 770 776 1001

E-mail: recall@brambles.com
Website: www.recall.com



Brambles

www.brambles.com

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

21 September 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

ON-MARKET SHARE BUY-BACK IN BRAMBLES LIMITED

Attached is the Appendix 3C for the on-market share buy-back in Brambles Limited which was referred to when Brambles released its preliminary final report on 22 August 2007. Brambles Limited may also purchase Brambles Limited CDIs during the ordinary course of trading on the London Stock Exchange. The buy-back of Brambles Limited CDIs will be made in accordance with the rules on buy-backs applicable to Brambles Limited as an Australian company with a primary listing on the Australian Stock Exchange.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{CLV 00029187}

Rule 3.8A

Appendix 3C

Announcement of buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Brambles Limited	89 118 896 021

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	⁺Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the ⁺class on issue	1,420,134,049
6	Whether shareholder approval is required for buy-back	Yes. Refer to the Notice of Annual General Meeting dated 21 September 2007, lodged with the ASX on that date.
7	Reason for buy-back	Refer to the Notice of Annual General Meeting dated 21 September 2007, lodged with the ASX on that date.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	Refer to the Notice of Annual General Meeting dated 21 September 2007, lodged with the ASX on that date.

On-market buy-back

9	Name of broker who will act on the company's behalf	UBS AG

10	Deleted 30/9/2001.	

11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	Up to 141,903,916. Refer to the Notice of Annual General Meeting dated 21 September 2007, lodged with the ASX on that date.

12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	The Company intends to buy back shares during the twelve month period commencing the day after shareholder approval is obtained, which is expected on 16 November 2007, should appropriate opportunities arise. Refer to the Notice of Annual General Meeting dated 21 September 2007, lodged with the ASX on that date.

13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A

15	Price to be offered for shares	N/A

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	⁺Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 21 September 2007
    (Company secretary)

Print name: C A van der Laan de Vries

═══ ═══ ═══ ═══ ═══

⁺ See chapter 19 for defined terms.

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

21 September 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

2007 Notice of Annual General Meeting Mailing

Attached is the Notice of Meeting for this year's **Brambles Limited Annual General Meeting**, which will be held on Friday, 16 November 2007 at The Grand Ballroom, Hilton Brisbane, 190 Elizabeth Street, Brisbane, Queensland 4000, commencing at 10.00am (Australian Eastern Standard Time).

Also attached are the following documents, the first three of which will be sent to ordinary shareholders and the last three of which will be sent to CREST Depositary Interest (**CDI**)˙ holders:

- Proxy form;
- Electronic communications election letter for ordinary shareholders;
- Shareholder question form for ordinary shareholders;
- Voting instructions form;
- Electronic communication election letter for CDI holders; and
- CDI holder question form.

Yours faithfully
Brambles Limited

C A van der Laan de Vries
Company Secretary

(CW 00029179)

Brambles

Brambles Limited
2007 Notice of Annual General Meeting

Brambles Limited
ACN 118 896 021

Level 40, Gateway, 1 Macquarie Place
Sydney NSW 2000 Australia

Brambles' global headquarters
are in Sydney, Australia






21 September 2007

Dear fellow Shareholder,

Brambles again delivered strong financial results in the 2007 financial year, continuing to drive solid profit growth from CHEP and Recall while completing the divestment programme and unifying its dual listed companies structure.

Following the announcement of our restructuring in November 2005, we realised proceeds of US$3.6 billion from the divestment programme, well above our original expectations. In parallel, since March 2006, we have utilised US$3.4 billion in various capital management initiatives. Brambles has continued to generate strong cash flow and we intend to continue our on-market buy-back programme in the 2008 financial year, should appropriate opportunities arise.

Throughout this period of transformation, we have remained focussed on realising the potential of CHEP and Recall. Mike Ihlein, who commenced as our new Chief Executive Officer on 1 July 2007, recently outlined his vision of the significant opportunities we see for Brambles to accelerate profitable growth. He also recognised the importance of achieving sustainable double digit revenue growth in the medium to long term. While the challenges should not be underestimated, the opportunities for Brambles are substantial and exciting, and their realisation will continue to be a major focus.

As you would know, David Turner retired as Chief Executive Officer on 30 June 2007. I believe all shareholders will agree that David made an outstanding contribution to Brambles during a period of substantial change. His leadership was crucial to the success of the restructuring of Brambles and he has played a key role in laying firm foundations for Brambles' future success. On behalf of all shareholders, I would like to thank David for his excellent performance as Chief Executive Officer and wish him all the best for the future.

I have the pleasure of enclosing the Notice convening our 2007 Annual General Meeting, which will be held at The Grand Ballroom, Hilton Brisbane, 190 Elizabeth Street, Brisbane, Queensland 4000 on Friday, 16 November 2007, commencing at 10.00 am. Most of the items of business in the Notice will be familiar to you, including the motion to approve the Remuneration Report.

There is also a resolution to refresh Brambles' on-market buy-back authorisation, which I referred to above. This will allow up to a further 10 per cent of issued capital to be bought back in the ensuing 12 month period, should appropriate opportunities arise. Full details appear in the Explanatory Statement forming part of the Notice.

Also enclosed is a shareholder question form. This is designed to give shareholders an opportunity to raise questions ahead of the meeting, if they wish to do so. These questions may either be directed to Brambles or, if they relate to the content of the auditors' report or conduct of the audit, to Brambles' auditors PricewaterhouseCoopers. Any significant matter brought to our attention will be addressed at the meeting or, if there is insufficient time, in a dedicated area on our website.

Also enclosed is a form which allows you to elect to receive future notices of meetings, annual reports and other shareholder communications by hard copy or electronically. Please complete the form and mail it in the reply-paid envelope provided or select your communication option on-line as described in the form.

If you are an ordinary shareholder and are not able to attend the meeting in person, please complete and mail the enclosed proxy form in the reply-paid envelope provided. Alternatively, you may register your proxy appointment and voting instructions using the share registry's website www.linkmarketservices.com.au, or by fax.

If you hold Brambles CREST depository interests (CDIs), you are receiving the Notice and accompanying documents through arrangements Brambles has put in place which enable CDI holders to receive the same documents ordinary shareholders receive. Brambles has also entered into arrangements to enable all CDI holders to give directions as to voting at all shareholders' meetings of Brambles. Whether you hold your CDIs through the corporate nominee service operated by Lloyds TSB Registrars Corporate Nominee Limited, or you hold your CDIs directly in CREST, you may give directions as to how you wish your CDIs to be voted on the enclosed voting instruction form. Alternatively, you may register your voting directions using Lloyds TSB Registrars' website www.sharevote.co.uk, or by fax.

Further details for shareholders and holders of CDIs on how to vote are set out in the enclosed Notice.

Your Directors believe that the proposals set out in the Notice and described in the Explanatory Notes and the Explanatory Statement are in the best interest of Brambles and its shareholders, and unanimously recommend that you vote in favour of the resolutions, as they intend to do in respect of their own beneficial holdings. If I or any of my fellow Directors are appointed as a proxy we will, of course, vote in accordance with any instruction given to us. If, however, we are given discretion as to how to vote, we will vote in favour of each of the items of business to be considered.

Shareholders are invited to join the Board for light refreshments at the conclusion of the Annual General Meeting. If you plan to attend, please bring the enclosed proxy form to facilitate your registration. I look forward to seeing as many of you as possible on the day.

Yours sincerely

Don Argus AO
Chairman

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of the shareholders of Brambles Limited will be held at **The Grand Ballroom, Hilton Brisbane, 190 Elizabeth Street, Brisbane, Queensland 4000 on Friday, 16 November 2007 at 10.00 am Australian Eastern Standard Time (AEST)** for the purpose of transacting the items of business set out below. Registration will open at 9.00 am (AEST).

In this Notice and Explanatory Notes, Brambles, or the Company, refers to Brambles Limited, and Group refers to Brambles Limited and the entities it controlled at the end of, or during, the year ended 30 June 2007.

Shareholders will be asked to consider and, if thought fit, to pass the resolutions below.

Resolutions 1 to 9 inclusive will be proposed as ordinary resolutions.

Items of Business

Financial Statements

1. "To consider and receive the Financial Report, Directors' Report and Auditors' Report for Brambles for the year ended 30 June 2007."

Remuneration Report

2. "To adopt the Remuneration Report for Brambles for the year ended 30 June 2007."

Election of new Director

The following Director, having been appointed by the Board since the last annual general meeting and, being eligible, submits himself for election as a Director.

3. "That Mr D A Mezzanotte be elected to the Board of Brambles."

Re-election of Directors

The following Directors are to retire by rotation and, being eligible, submit themselves for re-election as Directors of Brambles.

4. "That Mr S P Johns be re-elected to the Board of Brambles."

5. "That Mr C L Mayhew be re-elected to the Board of Brambles."

6. "That Mr J Nasser AO be re-elected to the Board of Brambles."

Share Plans

7. "That the participation by Mr M F Ihlein until 16 November 2010 in the Brambles Limited 2006 Performance Share Plan in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."

Brambles will disregard any votes cast on resolution 7 by:

*   Mr M F Ihlein; and

*   any other Director who is eligible to participate in any employee incentive scheme of Brambles,

and by any of their associates.

However, Brambles will not disregard a vote if it is cast by any such person as proxy for a shareholder who is entitled to vote, in accordance with the directions on the proxy form, or by the Chairman of the meeting, as proxy for a shareholder who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

8. "That the participation by Ms E Doherty until 16 November 2010 in the Brambles Limited 2006 Performance Share Plan in the manner set out in the Explanatory Notes accompanying this Notice, be approved for all purposes, including for the purpose of Australian Securities Exchange Listing Rule 10.14."

Brambles will disregard any vote cast on resolution 8 by:

*   Ms E Doherty; and

*   any Director who is eligible to participate in any employee incentive scheme of Brambles,

and by any of their associates.

However, Brambles will not disregard a vote if it is cast by any such person as proxy for a shareholder who is entitled to vote, in accordance with the directions on the proxy form, or by the Chairman of the meeting as proxy for a shareholder who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

Authorisation of on-market share buy-backs

9. "That Brambles be authorised to conduct on-market buy-backs of its shares in the 12 month period following the approval of this resolution, provided that the total number of shares bought back on-market during that period does not exceed 141,903,916, being 10% of the total shares on issue in Brambles as at 12 September 2007; and that the purchase price under any such on-market buy-back does not exceed the maximum set by Australian Securities Exchange Listing Rule 7.33."

By order of the Board
Brambles Limited

Craig van der Laan
Company Secretary

21 September 2007

Registered Office
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000

EXPLANATORY NOTES

Explanatory notes on the items of business to be considered at the meeting follow.

Resolution 1 – Financial statements

The law requires Directors to lay the Financial Report, Directors' Report and Auditors' Report for the last financial year before the Annual General Meeting of shareholders. Shareholders will have received copies of these reports in the form of the 2007 Brambles Annual Report unless they have elected otherwise. The 2007 Brambles Annual Report has been posted on the Brambles website at www.brambles.com.

Shareholders will be provided with the reasonable opportunity to ask questions about the 2007 Brambles Annual Report or about the management of Brambles generally.

Resolution 2 – Remuneration Report

Section 250R(2) of the Corporations Act 2001 (Cth) requires a resolution that the remuneration report be adopted be put to the vote at a listed company's annual general meeting. The vote is advisory only and does not bind the Directors or Brambles.

The Brambles Remuneration Report, which forms part of the Directors' Report, is set out on pages 58 to 80 of the 2007 Brambles Annual Report and can also be found on Brambles website at www.brambles.com. The Remuneration Report sets out Brambles' remuneration policy and reports the remuneration arrangements in place for Executive Directors, Non-executive Directors and certain senior executives whose remuneration arrangements are required to be disclosed.

Shareholders will be provided with the reasonable opportunity to ask questions about, or make comments on, the Remuneration Report.

Resolutions 3 to 6 – Election of new Director and re-election of Directors

Under the Brambles constitution, the Directors may, at any time, appoint any person as a Director of Brambles. In accordance with the terms of its charter, during the year the Nominations Committee identified Mr D A Mezzanotte as an additional Director. The Board unanimously approved his appointment with effect from 1 January 2007 and, under the Brambles constitution, he holds office until the end of the 2007 Annual General Meeting. Mr D A Mezzanotte is eligible for election and it is proposed that he be elected as a Director. Mr D A Mezzanotte has entered into an agreement under which he will remain with the Group until 30 June 2008. Further details are set out in the Remuneration Report, which forms part of the 2007 Brambles Annual Report.

Mr H-O Henkel, Mr S P Johns, Mr C L Mayhew and Mr J Nasser AO retire by rotation. Mr S P Johns, Mr C L Mayhew and Mr J Nasser AO offer themselves for re-election. Mr D J Turner has decided to retire and Mr H-O Henkel has decided not to stand for re-election. Both Mr D J Turner and Mr H-O Henkel will retire from the Board at the end of the Annual General Meeting.

Prior to recommending the re-election of Mr S P Johns, Mr C L Mayhew and Mr J Nasser AO, the Nominations Committee reviewed their performance as Directors of Brambles and unanimously recommended their proposed re-election. Having received and considered the recommendation from the Nominations Committee, the Board unanimously recommends to shareholders the re-election of Mr S P Johns, Mr C L Mayhew and Mr J Nasser AO.

Each of the Non-executive Directors who is seeking re-election is considered by the Board to be independent in character and judgement and free from any business or other relationship which could interfere, or appear to interfere, with the exercise of their objective, unfettered or independent judgement. The Annual Report contains further information on the independence of Directors, on page 51.

Brief biographical details of, and a statement from each of the Directors standing for election or re-election, are given below.



Mr D A Mezzanotte
Executive Director and Chief Operating Officer, CHEP (age 52)

Joined Brambles in 2001 as Senior Vice President, Sales with CHEP USA, and was appointed to his current role in September 2005. Prior to this, he was President, CHEP Americas; President, CHEP USA; and President of CHEP's Container Business. Before joining CHEP, Mr D A Mezzanotte held senior positions with Honeywell, Allied Signal and DuPont. He holds a Bachelor, Masters and PhD in Metallurgical Engineering and Material Science from the University of Notre Dame. Appointed an Executive Director of Brambles Limited in January 2007.

Mr Mezzanotte says: "I joined CHEP six years ago and have served as Chief Operating Officer for the past two years. CHEP contributes the great majority of Brambles' total sales and comparable operating profit and I therefore have extensive knowledge of Brambles' largest business. I believe this experience, and my previous senior roles at Honeywell, Allied Signal and DuPont, mean I can make an important contribution to the Brambles Board."

The Board recommends the election of Mr D A Mezzanotte.



Mr S P Johns
Non-executive Director (age 60)
Chairman of the Audit Committee and
member of the Nominations Committee.

Mr S P Johns has been a Director of Brambles since August 2004. He had a long executive career with Westfield where he held a number of positions including that of Finance Director from 1985 to 2002. He was appointed an executive director of Westfield Holdings Limited and the Westfield Trust in 1985, and the Westfield America Trust on its listing in 1996. He became a non-executive director of the three Westfield boards in October 2003. Mr S P Johns is currently a non-executive director of the Westfield Group, which resulted from the merger of the three listed entities in July 2004. He is Chairman of Spark Infrastructure Group, which was listed on the ASX in December 2005 and a director of Sydney Symphony Orchestra Holdings Pty Limited. He has a Bachelor of Economics degree from the University of Sydney and is a Fellow of the Institute of Chartered Accountants in Australia.

Mr Johns says: "An important role for the Board is to oversee the management and control of Brambles. As part of this function, the Board reviews the financial disciplines of the Group. I have been a Director of Brambles for the past three years and am Chairman of the Audit Committee. I believe my background gives me the experience to add value to the Brambles Board."

The Board recommends the re-election of Mr S P Johns.



Mr C L Mayhew
Non-executive Director (age 54)
Chairman of the Remuneration Committee.

Appointed a Director of Brambles in August 2005. He is a non-executive director of WH Smith plc and Chairman of Pets at Home Group Limited. He was Managing Director of John Lewis, the UK's leading department store business, from 2000 to 2004 and Director of Research and Expansion at John Lewis Partnership plc, which also includes the Waitrose supermarket operation, from 1992 to 2000. He previously held senior positions at Thomas Cook and British Airways and was Chief Executive of Shandwick's European business. He has a Bachelor of Arts (Honours) degree from Oxford University and a Master of Economics degree from the University of London.

Mr Mayhew says: "One of Brambles' Shared Values is "all things begin with the customer". CHEP has over 300,000 customer relationships and Recall has more than 80,000 customers. I have worked in senior positions at Thomas Cook and British Airways, as Managing Director of John Lewis, the UK's leading department store business, and I am currently a Non-executive Director of WH Smith plc. I believe my extensive experience in the retail and service industries is beneficial to the Brambles Board."

The Board recommends the re-election of Mr C L Mayhew.



Mr J Nasser AO
Non-executive Director (age 59)
Member of the Remuneration Committee
and the Nominations Committee.

A Director of Brambles since March 2004. He is a Senior Partner of One Equity Partners; a Director of BHP Billiton Limited and BHP Billiton plc, British Sky Broadcasting Group plc and Quintiles Transnational Corporation; and is a member of the International Advisory Board of Allianz AG. Mr J Nasser served as a member of the Board of Directors, and as President and Chief Executive Officer of Ford Motor Company from 1998–2001 and as Chairman of Polaroid from 2002 through early 2005. His 33-year career with Ford included a variety of assignments including senior leadership positions in Europe, Australia, Asia and South America. Mr J Nasser has received an honorary Doctorate of Technology and graduated in Business from the RMIT University. In recognition of his work for Australian industry, as an adviser to government, and for education in the areas of technology, he was appointed an officer of the Order of Australia and awarded a Centenary Medal for services to Australian society.

Mr Nasser says: "Brambles operates in 45 countries around the world. During my 33-year career with Ford, I had operational roles in Europe, Asia and South America and then travelled regularly when I was President and Chief Executive Officer. I am currently a Non-executive Director of BHP Billiton, the world's largest diversified resources company, with operations in 25 countries. I believe my international operational experience allows me to make a valuable contribution to the Brambles Board."

The Board recommends the re-election of Mr J Nasser.

EXPLANATORY NOTES (CONTINUED)

Resolutions 7 and 8 – Share Plans

ASX Listing Rules 10.11 and 10.14 provide that a listed company may only permit a director of a company to acquire shares or rights to shares under an employee incentive scheme where that director's participation has been approved by an ordinary resolution of shareholders. Approval from shareholders was sought and received at the Brambles Industries plc and Brambles Industries Limited Extraordinary General Meetings held on 1 November 2006 and 9 November 2006 respectively for Mr M F Ihlein and Mr D J Turner to participate in the Brambles Limited 2006 Performance Share Plan (the "2006 Share Plan") until 9 November 2009, in the manner set out in the Information Memorandum circulated to shareholders in September 2006 (the "Information Memorandum").

On 30 June 2007, Mr D J Turner retired as Chief Executive Officer of Brambles and was succeeded by Mr M F Ihlein. Due to his change in role from Chief Financial Officer to Chief Executive Officer, there will be material changes to the terms of Mr M F Ihlein's participation in the 2006 Share Plan, as set out in the Information Memorandum. Therefore approval from shareholders is being sought in relation to Mr M F Ihlein's ongoing participation in the 2006 Share Plan.

On 12 September 2007, Brambles announced to the Australian Securities Exchange the appointment of Ms E Doherty as the Chief Financial Officer of Brambles. As part of her remuneration, Ms E Doherty may participate in the 2006 Share Plan. It is expected that Ms E Doherty will commence employment with Brambles on 1 December 2007 ("Commencement Date") and will be appointed as a Director of Brambles at that time.

Details of the service agreement between Brambles and Mr M F Ihlein have been disclosed in the Remuneration Report on pages 58 to 80 of the 2007 Brambles Annual Report and details of the service agreement between Brambles and Ms E Doherty were announced to the Australian Securities Exchange on 21 September 2007. The number of rights to Brambles shares ("Awards") that will be granted to Mr M F Ihlein and Ms E Doherty each year under the terms of their service agreements will be a specified percentage of their respective total fixed remuneration for that year divided by the volume weighted average price for Brambles shares for the five trading days up to and including the day of grant ("Formula").

The number of Awards to be granted to Mr M F Ihlein and Ms E Doherty will be determined in accordance with the Formula at the time of the relevant grant and will be taken to be granted under the 2006 Share Plan.

Depending on the actual performance against annual targets, the face value of Awards made to Mr M F Ihlein will be determined by reference to the numbers in the following table (expressed as a percentage of his total fixed remuneration):

Performance against annual targets	Type of Awards	M F Ihlein % of total fixed remuneration
Threshold	STI Award	24%
	Enhanced STI Award	12%
	LTI Award	88%
Target	STI Award	45%
	Enhanced STI Award	22.5%
	LTI Award	88%
Maximum	STI Award	67%
	Enhanced STI Award	33.5%
	LTI Award	88%

Depending on the actual performance against annual targets, the face value of Awards made to Ms E Doherty will be determined by reference to the numbers in the following table (expressed as a percentage of her total fixed remuneration):

Performance against annual targets	Type of Awards	E Doherty % of total fixed remuneration
Threshold	STI Award	24%
	Enhanced STI Award	12%
	LTI Award	67%
Target	STI Award	45%
	Enhanced STI Award	22.5%
	LTI Award	67%
Maximum	STI Award	67%
	Enhanced STI Award	33.5%
	LTI Award	67%

In recognition of Ms E Doherty forfeiting certain short and long term incentives on leaving her former employment, Brambles will grant such number of Awards ("Sign On Awards") to her determined in accordance with the following formula ("Sign On Formula"):

$$\frac{A\$975,000}{P}$$

where P is the volume weighted average price of Brambles shares for the 30 day period prior to the Commencement Date. The Sign On Awards will be granted as STI Awards under the 2006 Share Plan and will not be subject to any performance hurdles. They will be granted on the Commencement Date and will vest and become exercisable on the third anniversary of the Commencement Date.

Approval is sought for the grant of Awards to Mr M F Ihlein and Ms E Doherty under the 2006 Share Plan in the manner described above for the period ending on the third anniversary of the date of this Annual General Meeting, namely 16 November 2010.

ASX Listing Rule 10.15A requires the following specified information to be disclosed in relation to the Awards to be granted to Mr M F Ihlein and Ms E Doherty under the 2006 Share Plan:

(a) The maximum number of securities that may be acquired by Mr M F Ihlein, including the formula for determining the number of securities that may be acquired by him – see the Formula set out above.

    The maximum number of securities that may be acquired by Ms E Doherty, including the formula for determining the number of securities that may be acquired by her – see the Formula and Sign On Formula set out above.

(b) The price (including a statement whether the price will be, or be based on, the market price) or the formula for calculating the price for each security to be acquired under the scheme – see the Formula and Sign On Formula set out above.

(c) The names of all directors and their associates who received securities under the scheme since the last approval, the number of the securities received and acquisition price for each security:

Director	Type of Awards	Number of Share Rights
Mr M F Ihlein	STI Award	68,713
	Enhanced STI Award	34,357
	LTI Award	75,681
Mr D A Mezzanotte[1]	STI Award	63,550
	Enhanced STI Award	31,775
	LTI Award	60,358
Mr D J Turner	STI Award	142,565
	Enhanced STI Award	71,283
	LTI Award	188,657

No consideration was payable for any of the above Awards.

1 Mr D A Mezzanotte was appointed as a Director of Brambles on 1 January 2007. In order to be able to grant him Awards under the 2006 Share Plan at the same time that they were made to other senior executives, the Company applied to the ASX for a waiver from ASX Listing Rules 10.11 and 10.14. Brambles requested permission to issue Mr D A Mezzanotte the Awards set out in the table above, pursuant to the terms of the 2006 Share Plan. The ASX granted this waiver.

(d) The names of all directors and their associates entitled to participate in the scheme – Mr M F Ihlein is the only Director currently entitled to participate in the 2006 Share Plan. Once Ms E Doherty is appointed as a Director, she will also be entitled to participate in the 2006 Share Plan.

(e) A voting exclusion statement – see the main body of the Notice of Annual General Meeting.

(f) The terms of any loan in relation to the acquisition – not applicable.

(g) Details of any securities issued under the 2006 Share Plan will be published in each annual report of Brambles relating to a period in which securities have been issued, with a statement that approval for issue of the securities was obtained under ASX Listing Rule 10.14. Any additional Directors who become entitled to participate in the 2006 Share Plan after the approval of Resolutions 7 and 8 may not participate until shareholder approval of their participation is obtained under ASX Listing Rule 10.14.

Noting the interests of Mr M F Ihlein and Ms E Doherty, the proposed Awards, being consistent with the grant of Awards to other senior executives of Brambles, are unanimously recommended to shareholders by the independent Directors of the Board. If approved, Awards may only be issued to Mr M F Ihlein and Ms E Doherty until 16 November 2010.

Resolution 9 – Authorisation of on-market share buy-backs

Details on this resolution are set out in the Explanatory Statement forming part of this Notice.

This Explanatory Statement accompanies and forms part of the Notice of Annual General Meeting for Brambles to be held at 10.00 am AEST on Friday, 16 November 2007 at The Grand Ballroom, Hilton Brisbane, 190 Elizabeth Street, Brisbane, Queensland 4000. Information relevant to resolution 9 of this Notice of Meeting (the "Buy-Back Resolution") to be considered at the Meeting is provided in this Explanatory Statement and shareholders should read the Notice of Meeting and this Explanatory Statement in full.

Terms used in this Explanatory Statement have the meanings given in section 10 below.

If shareholders are in doubt as to what action they should take, they are recommended to seek their own personal financial advice from an authorised independent adviser.

1. Introduction

On 20 June 2007, Brambles announced that it had completed the on-market share buy-back programme which commenced on 5 December 2006, the day after unification of the dual-listed companies structure of the Brambles Group was completed, (the "Initial Buy-Back Programme"). The Initial Buy-Back Programme was highly successful with the maximum permissible number of shares having been bought back. A total of 141,536,975 shares were bought back at an average price of A$13.32 each. The Initial Buy-Back Programme represented an important step towards achieving Brambles' stated objective of maintaining an appropriate capital structure for the Company.

Upon completion of the Initial Buy-Back Programme, Brambles also announced that it expected strong cash flows to continue to be generated for the foreseeable future, and that accordingly it would seek shareholder approval at the forthcoming Annual General Meeting in November 2007 to refresh Brambles' share buy-back capacity to allow up to a further 10% of issued capital to be bought back in the ensuing 12 month period, should appropriate opportunities arise. This was confirmed on 22 August 2007, when Brambles announced its results for the year ended 30 June 2007. A formal announcement of this programme ("Further Buy-Back Programme") was made to the ASX on 21 September 2007.

The Directors unanimously recommend that Brambles shareholders vote in favour of the Buy-Back Resolution.

2. Approval of the Further Buy-Back Programme

The Corporations Act permits a company to buy back shares in itself, provided the buy-back does not materially prejudice the company's ability to pay its creditors and provided also that the company complies with specified procedures laid down in the Corporations Act. A company is entitled to buy back its shares on-market without shareholder approval, provided that the total number of shares bought back does not exceed 10% of the smallest number of shares on issue during the previous 12 months. On-market buy-backs over the 10% limit require prior shareholder approval.

Since December 2006, Brambles has bought back on-market the equivalent of approximately 10% of its issued share capital. If the Buy-Back Resolution is passed, Brambles will be authorised to undertake further on-market buy-backs of its shares during the 12 month period after the Buy-Back Resolution is approved, provided that:

EXPLANATORY STATEMENT (CONTINUED)

- the total number of shares bought back on-market during that 12 month period does not exceed 141,903,916, being 10% of the total shares on issue in Brambles as at 12 September 2007 (the last practicable day prior to the publication of this Notice); and

- the purchase price under any such on-market buy-back does not exceed the maximum set by ASX Listing Rule 7.33.

The Buy-Back Resolution is an ordinary resolution, meaning that it must be passed by at least 50% of the votes cast by Brambles shareholders who are entitled to vote on the Buy-Back Resolution and who are present in person or by proxy at the Meeting.

Approval of the Buy-Back Resolution will constitute an authorisation only and will not oblige Brambles to undertake any buy-back whatsoever.

3. Information regarding the Further Buy-Back Programme

3.1 Number of shares on issue

As at 12 September 2007 (the last practicable day prior to the publication of this Notice), Brambles had 1,419,039,169 shares on issue.

3.2 Quantity of shares to be bought back

The Buy-Back Resolution, if passed, authorises on-market buy-backs of up to 141,903,916 shares, being 10% of the total shares on issue in Brambles as at 12 September 2007 (the last practicable day prior to the publication of this Notice).

3.3 Buy-back period

The Buy-Back Resolution, if passed, authorises on-market buy-backs of up to 141,903,916 shares during the 12 month period after the Buy-Back Resolution is passed.

3.4 Buy-back price

The purchase price paid by Brambles under the Further Buy-Back Programme must not exceed the maximum set by ASX Listing Rule 7.33. Under that Listing Rule, a company may only buy back shares under an on-market buy-back at a price which is not more than 5% above the average market price for securities in that class. The average is calculated over the last five days on which sales in the shares were recorded before the day on which the purchase under the buy-back was made.

3.5 Buy-backs of shares on ASX and LSE

Under the Further Buy-Back Programme, Brambles may buy back shares traded on the ASX or the LSE (which are settled via Brambles CDIs) during the ordinary course of trading on the relevant exchange in accordance with the Corporations Act and the rules of the relevant exchange applicable to Brambles as an Australian company with a primary listing on the ASX.

3.6 Recent share price history

The closing price of Brambles shares on the ASX on 12 September 2007, being the last practicable trading day prior to publication of this Notice, was A$13.81.

The closing price of Brambles shares on the LSE (which are settled via Brambles CDIs) on 12 September 2007, being the last practicable trading day prior to publication of this Notice, was £5.60.

4. Reasons for the Further Buy-Back Programme

The Buy-Back Resolution, if passed, would provide Brambles with flexibility in implementing its ongoing capital management initiatives, with a view to achieving and maintaining an appropriately structured balance sheet.

Compared to other mechanisms for returning surplus capital, including off-market share buy-backs, pro rata capital returns, and special and ordinary dividends, an on-market buy-back offers Brambles a simple and flexible tool whereby shares can be purchased when and if opportunities arise, with few implementation costs.

Furthermore, an on-market buy-back will have a more favourable earnings per share impact than a pro rata capital return or dividend due to the purchase and subsequent cancellation of shares under an on-market buy-back.

5. Interests of Directors

The following table contains details (current as at 12 September 2007, the last practicable day prior to publication of this Notice), of the Brambles shares in which each Director held relevant interests, the Brambles share options held by each Director and the Brambles share rights held by each Director.

Shareholder	No. of Brambles Shares	No. of Brambles Share Options	No. of Brambles Share Rights
D R Argus AO	161,129	–	–
A G Froggatt	14,890	–	–
D J Turner	372,016	2,220,270	1,695,845
D P Gosnell	14,450	–	–
H-O Henkel	50,000	–	–
S P Johns	47,500	–	–
S C H Kay	10,400	–	–
G J Kraehe AO	31,561	–	–
C L Mayhew	16,500	–	–
J Nasser AO	100,000	–	–
M F Ihlein	646,470	–	432,919
D A Mezzanotte	508,336	–	356,357

6. Effect of Further Buy-Back Programme on Brambles

Any shares purchased under the Further Buy-Back Programme will be paid for in cash and will therefore increase the amount of Brambles' borrowings or reduce the amount of Brambles' cash assets.

All shares bought back under the Further Buy-Back Programme will be cancelled, thus reducing Brambles' issued share capital.

Brambles' ability to pay its creditors will not be materially prejudiced by the Company undertaking the Further Buy-Back Programme.

As shares purchased under the Further Buy-Back Programme will occur on-market, no part of the buy-back price would be treated as a dividend for tax purposes. Accordingly, there will be no franking credits attached to the payment of the buy-back price. In addition, as Brambles intends to debit the payment for shares purchased under the buy-back to its share capital account, the Further Buy-Back Programme is not anticipated to have any impact on Brambles' franking account.

Source of funds

All shares purchased under the Further Buy-Back Programme will be funded by committed credit facilities or surplus cash.

7. Advantages and disadvantages of the Further Buy-Back Programme

The advantages of the Further Buy-Back Programme are described in section 4 above.

The Directors believe that the Further Buy-Back Programme does not pose any material disadvantages to shareholders and is not expected to have a material impact on the control of Brambles or the relative voting power of shareholders in Brambles.

In making their decision on how to vote on the Buy-Back Resolution, shareholders should be aware that any shares bought back by Brambles would result in a reduction in the number of ordinary shares on issue. However, given the maximum number of shares that could be bought back under the Further Buy-Back Programme, the Board does not believe that the Further Buy-Back Programme will have a material impact on liquidity or the index weighting of Brambles' ordinary shares.

8. Financial statements

The most recent set of audited financial statements for the Brambles Group was for the financial year ending 30 June 2007. Those financial statements were contained in the 2007 Brambles Annual Report provided or made available to shareholders. The 2007 Brambles Annual Report is available for viewing at Brambles' website at www.brambles.com.

Brambles will provide to any of its shareholders upon request a printed copy of the above document free of charge.

9. Other relevant information

The Directors consider that there is no other information known to Brambles that is material to the decision as to how to vote on the Buy-Back Resolution except information which it would be unreasonable to require Brambles to include in this document because Brambles has previously disclosed that information to its shareholders.

10. Definitions

In this Explanatory Statement, the following definitions apply unless provided otherwise.

"**AEST**" means Australian Eastern Standard Time.

"**ASX**" means ASX Limited (ABN 98 008 624 691) or, as the context requires, the financial market operated by it.

"**Brambles**" means Brambles Limited (ABN 89 118 896 021).

"**Brambles share**" or "**share**" means a fully paid ordinary share in the capital of Brambles.

"**Brambles CDI**" means a CREST depositary interest representing an entitlement to one Brambles share.

"**buy-back**" has the meaning given in the Corporations Act, meaning the acquisition by a company of shares in itself.

"**Buy-Back Resolution**" means resolution 9 set out in this Notice of Annual General Meeting.

"**Corporations Act**" means the *Corporations Act 2001 (Cth)*.

"**Further Buy-Back Programme**" means Brambles' on-market share buy-back programme which was announced on 21 September 2007, subject to shareholder approval.

"**Initial Buy-Back Programme**" means Brambles' on-market share buy-back programme which commenced on 5 December 2006, the day after the dual-listed companies structure of the Brambles Group was unified.

"**LSE**" means the London Stock Exchange plc or, as the context requires, the financial market operated by it.

"**Meeting**" means the Annual General Meeting of Brambles convened by this Notice of Annual General Meeting.

"**on-market buy-back**" has the meaning given in the Corporations Act, being a buy-back by a listed corporation on a prescribed financial market in the ordinary course of trading on that market".

HOW
TO VOTE

Ordinary shareholders

Ordinary shareholders can vote in one of three ways:

- by attending the meeting and voting either in person or by attorney or, in the case of corporate shareholders, by corporate representative;
- by appointing a proxy to attend and vote on their behalf, using the proxy form enclosed with this Notice; or
- by lodging a proxy vote electronically.

Voting in person – individuals and corporate representatives

Shareholders who plan to attend the meeting are asked to arrive at the venue thirty minutes prior to the time designated for the meeting, if possible, so that their shareholding may be checked against the share register and attendances noted. Shareholders attending in person must register their attendance upon arrival.

To vote in person at the meeting, a company which is a shareholder may appoint an individual to act as its representative. The representative should bring to the meeting a letter or certificate evidencing their appointment, certified by a secretary or director of the company. A form of certificate may be obtained from the Brambles Share Registry at http://www.linkmarketservices.com. au/shareholders/iwsDownloadForms.asp or from the address below. Where more than one joint shareholder votes, the vote of the shareholder whose name appears first in the company's share register shall be accepted to the exclusion of the others.

Voting by proxy – using the proxy form or electronically

Shareholders are entitled to appoint a proxy to attend and vote on their behalf. If a shareholder is entitled to cast two or more votes at the meeting, the shareholder may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no such proportion or number is specified, each proxy may exercise half of the shareholder's votes. Fractions of votes will be disregarded. If a member appoints two proxies, neither proxy is entitled to vote on a show of hands.

A proxy need not be a shareholder.

To appoint a proxy, a shareholder should follow the instructions and notes on the proxy form enclosed with this Notice or by lodging it electronically (see below). Shareholders are encouraged to consider how they wish to direct their proxies to vote. If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as they think fit. Should any resolution, other than those specified in this Notice, be proposed at the meeting, a proxy may vote on that resolution as they think fit. If a proxy is instructed to abstain from voting on an item of business, they are directed not to vote on the shareholder's behalf and on a poll, the shares that are the subject of the proxy appointment will not be counted in calculating the required majority.

For the appointment of a proxy to be effective, the proxy form must be completed and received by 10.00 am (AEST)/11.00 am Australian Eastern Daylight Savings Time (AEDT) on Wednesday, 14 November 2007 or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting:

- at the Brambles Share Registry, Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000 using the enclosed reply paid pre-addressed envelope;
- at the facsimile number +61 (0)2 9287 0309; or
- at Brambles' registered office, at Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000.

Alternatively, you can lodge your proxy online by visiting the Brambles Share Registry's website at www.linkmarketservices.com.au, going to the proxy voting page and following the prompts and instructions on the website. To use the online lodgements facility, shareholders will need their Securityholder Reference Number ("SRN") or Holder Identification Number ("HIN").

For the appointment of your proxy to be effective, you will need to complete the online lodgement by 10.00 am (AEST)/11.00 am (AEDT) on Wednesday, 14 November 2007 or, if the meeting is adjourned, at least 5 working days before its resumption in relation to the adjourned part of the meeting.

Proxy forms received after this time will be invalid.

The online proxy facility is not suitable for shareholders wishing to appoint two proxies.

Using powers of attorney

If a shareholder has appointed one or more attorneys to attend and vote at the meeting, or if the proxy form is signed by one or more attorneys, the power of attorney (or a certified copy of the power of attorney) must be received by the Brambles Share Registry at the address or facsimile number above or at Brambles' registered office at the address above by no later than 10.00 am (AEST)/11.00 am AEDT on Wednesday, 14 November 2007 or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting, unless the power of attorney has been previously lodged for notation with the Brambles Share Registry. The attorney(s) must declare that a notice of revocation of appointment has not been received.

Revocations of proxies

Any revocations of proxies (including online proxies) or powers of attorney must be received by the Brambles Share Registry at the address or facsimile number above or at Brambles' registered office at the address above before the commencement of the meeting, or at the registration desk for the 2007 Annual General Meeting at Hilton Brisbane from 9.30 am (AEST) on the day of the meeting until the commencement of the meeting.

Shareholders who are entitled to vote

In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the holders of Brambles ordinary shares for the purposes of the meeting will be those registered holders of Brambles ordinary shares at 7.00 pm (AEDT) on Wednesday, 14 November 2007.

CDI holders

CDI holders can vote in one of two ways:

- by giving voting directions using the voting instructions form enclosed with this Notice of Meeting; or
- by registering voting directions electronically.

Voting directions – using the voting instructions form or electronically

CDI holders should follow the instructions and notes on the voting instruction form enclosed with this Notice or by registering electronically (see below). Should any resolution, other than those specified in this Notice, be proposed at the meeting, your shares will not be voted on that resolution. If a voting direction is given to abstain from voting on an item of business, on a poll, the shares that are the subject of the voting direction will not be counted in calculating the required majority.

For voting directions to be effective, the voting instruction form must be completed and received by 12 noon (GMT) on Friday, 9 November 2007 or, if the meeting is adjourned, at least 5 working days before its resumption in relation to the adjourned part of the meeting:

- at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6BJ, UK using the enclosed reply paid pre-addressed envelope; or
- at the facsimile number +44 (0) 1903 702 341.

Alternatively, you can lodge your voting instructions online by visiting Lloyds TSB Registrars' website at www.sharevote.co.uk, and following the instructions on the website. To use the online lodgements facility, CDI holders will need their Reference Number, Card ID and Account Number (printed on the voting instructions form).

For the lodgement of your voting instructions to be valid, you will need to complete the online lodgement by 12 noon (GMT) on Friday, 9 November 2007 or, if the meeting is adjourned, at least 5 working days before its resumption in relation to the adjourned part of the meeting.

Voting instructions received after this time will be invalid.

Voting in person

CDI holders are welcome to attend the meeting as guests, but CDI holders wishing to personally use the voting rights attaching to the Brambles ordinary shares represented by their CDIs at the meeting, would first have to effect the cancellation of their Brambles CDIs for the underlying Brambles ordinary shares so that such ordinary shares are held with a depository financial institution which is a participant in CHESS, by 7.00 pm (AEDT) on Wednesday, 14 November 2007.

Further details of how such cancellation can be effected are available by writing to the Share Plan Manager, Brambles Limited, Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000, Australia or, for CDI holders who hold their CDIs through Lloyds TSB Registrars Corporate Nominee Limited, by writing to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, UK (corporate.nominee@lloydstsb-registrars.co.uk).

DIRECTIONS TO THE ANNUAL GENERAL MEETING

The Grand Ballroom, Hilton Brisbane, 190 Elizabeth Street, Brisbane, Queensland 4000 on Friday, 16 November 2007 at 10.00 am (AEST).

If you have any questions about the location of the Annual General Meeting please call:

Brambles Limited
Telephone +61 (0)2 9256 5222
(during business hours).



www.brambles.com





Brambles

www.brambles.com

Brambles Limited
ABN 89 118 896 021

Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: 1300 883 073
From outside Australia: +61 2 8280 7143
Facsimile: +61 2 9287 0309
ASX Code: BXB
Website: www.linkmarketservices.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

You can also lodge your vote on-line at
www.linkmarketservices.com.au



X99999999999

I/We being a member(s) of Brambles Limited ("Brambles") and entitled to attend and vote hereby appoint

A | the Chairman of the meeting (mark box) [   ] **OR** [   ] | (Write here the name of the person/body corporate you are appointing if this person **is someone other than** the Chairman of the meeting.)

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the meeting, as my/our proxy to act generally on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Brambles to be held at 10:00am AEST on Friday, 16 November 2007, at The Grand Ballroom, Hilton Brisbane, 190 Elizabeth Street, Brisbane QLD 4000 and at any adjournment of that meeting. The Chairman of the meeting intends to vote undirected proxies in favour of all items of business.

B To direct your proxy how to vote on any resolution please insert [X] in the appropriate box below.

RESOLUTIONS	For	Against	Abstain*			For	Against	Abstain*
1 To receive the Financial Report, Directors' Report and Auditors' Report	[ ]	[ ]	[ ]	6	To re-elect Mr J Nasser AO to the Board of Brambles	[ ]	[ ]	[ ]
2 To adopt the Remuneration Report	[ ]	[ ]	[ ]	7	To approve the grant of awards to Mr M F Ihlein under the Brambles 2006 Performance Share Plan	[ ]	[ ]	[ ]
3 To elect Mr D A Mezzanotte to the Board of Brambles	[ ]	[ ]	[ ]	8	To approve the grant of awards to Ms E Doherty under the Brambles 2006 Performance Share Plan	[ ]	[ ]	[ ]
4 To re-elect Mr S P Johns to the Board of Brambles	[ ]	[ ]	[ ]	9	To authorise on-market buy-backs of up to 10% of Brambles' issued share capital	[ ]	[ ]	[ ]
5 To re-elect Mr C L Mayhew to the Board of Brambles	[ ]	[ ]	[ ]					

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C **SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED**

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
[ ]	[ ]	[ ]
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

Please refer overleaf for signing instructions. If this form is being signed under power of attorney, by signing this form I/we declare that I/we have not received any notice of revocation of appointment.

BXB PRX741

1 Your Name and Address
This is your name and address as it appears on the company's share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker (in which case the reference number overleaf will commence with an "X") should advise their broker of any changes. **Please note you cannot change ownership of your shares using this form.**

2 Appointment of a Proxy
If you wish to appoint the Chairman of the meeting as your proxy, mark the box in section A. If the person/body corporate you wish to appoint as your proxy is someone other than the Chairman of the meeting please write the name of that person in section A. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the meeting will be your proxy. A proxy need not be a shareholder of Brambles.

3 Votes on Items of Business
You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid, unless the marks are a number or percentage of shares. If you attempt to vote in excess of your shareholding on the share register, whether by one proxy or two, your vote will be invalid. Fractions of votes will be disregarded. Where more than one joint shareholder votes, the vote of the shareholder whose name appears first in the company's share register shall be accepted to the exclusion of the others.

4 Appointment of a Second Proxy
If you are entitled to cast two or more votes at the meeting, you may appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning Bramble's share registry or you may copy this form.

To appoint a second proxy you must:

(a) On each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form (together being no more than 100% of your total shareholding). If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) Return both Proxy Forms together.

5 Signing Instructions
You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the shareholder must sign.

Joint Holding: where the holding is in more than one name, either shareholder may sign.

Power of Attorney: to sign under power of attorney, you must have already lodged the power of attorney with Brambles' share registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the power of attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate shareholder is to attend the meeting, the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from Brambles' share registry at http://www.linkmarketservices. com.au/shareholders/iwsDownloadForms.asp or from the address below.

6 Alterations
Any alterations to this Proxy Form should be initialled by the person(s) who signed it.

7 Lodging your Proxy
For the appointment of your proxy to be effective, this Proxy Form must be completed and received by 10.00am AEST on Wednesday, 14 November 2007 at:

• Brambles' share registry, c/- Link Market Services Limited, Locked Bag A14, Sydney South, NSW 1235;

• the facsimile number +61 2 9287 0309; or

• Brambles' registered office, Level 40, Gateway, 1 Macquarie Place, Sydney, NSW 2000

Alternatively you can lodge your proxy online by visiting the Brambles' share registry website at www.linkmarketservices.com.au. Go to "Proxy voting" and follow the prompts and instructions on the website. To use the online lodgements facility, you will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), which is shown in the top right hand corner overleaf. For the appointment of your proxy to be effective, you will need to complete the online lodgement by 10.00am AEST on Wednesday, 14 November 2007.

8 Further Information
If you require further information on how to complete this Proxy Form, please telephone Brambles' share registry on 1300 883 073 (Australia only) or on + 61 2 8280 7143 (from outside Australia).

Brambles Limited
ABN 89 118 896 021

Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: 1300 883 073
From outside Australia: +61 2 8280 7610
Facsimile: (02) 9287 0303
ASX Code: BXB
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au



X99999999999

A better way to access your information and help the environment

> **IMPORTANT:** If you do not complete and return this form you will not be mailed the Brambles annual report in the future. Instead Brambles will notify you each year when the annual report is available on www.brambles.com.

Every year Brambles is required to communicate information to shareholders, including annual reports, notices of general meetings and other company announcements.

The Australian *Corporations Act 2001* now gives listed companies the ability to make the annual report available on a website and provide · printed annual reports free of charge only to those shareholders who elect to receive them in that form, subject to certain administrative requirements.

Starting in 2008, Brambles will make the annual report available on www.brambles.com and will notify you how to access the report when it becomes available. A printed version of the annual report will only be sent to shareholders electing to receive one by marking the relevant box below.

In addition, Brambles is offering you the opportunity to receive notification of your shareholder communications via email. Brambles believes everyone benefits from electronic communication – shareholders receive prompt information and have the convenience and security of electronic delivery. It is also more environmentally friendly and there are significant cost savings.

> **How to nominate your method of communication**
>
> • **Hard copy** – by completing this form and returning it to us in the reply paid envelope provided.
>
> • **Online** – by selecting your communication option in the "Access Your Holding" section of the Share Registry website at **www.linkmarketservices.com.au**.

OPTIONS – select one only

Please select **one option only**

☐ 1. Yes, I would like to receive **my shareholder communications** electronically as permitted by the Australian *Corporations Act 2001*, including by email notification and internet access (this may include company announcements, online voting, annual reports and notices of general meetings). I have provided my email address below.

My email address is:

☐ 2. **Please mail me a printed version** of the annual report.



BXB ARE172



Brambles

Brambles Limited
ABN 89 118 896 021

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South, NSW 1235
Tollfree: 1300 883 073
Telephone: (02) 8280 7143
Facsimile: (02) 9287 0309
ASX Code: BXB
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

QUESTIONS FROM SHAREHOLDERS

The Annual General Meeting (AGM) of Brambles Limited will be held on Friday, 16 November 2007 at 10.00 am (Australian Eastern Standard Time). Shareholders are invited to register questions in advance if they prefer to do so, or if they are unable to attend the meeting.

This form may also be used to submit a written question to the auditor in relation to:

- The content of the auditors' report to be considered at the AGM, or
- The conduct of the audit of the financial report to be considered at the AGM.

Any significant matter brought to our attention will be addressed at the meeting, or if there is insufficient time, in a dedicated area on our website.

Please return this form in the reply paid envelope provided with your Notice of Meeting and Proxy Form or fax this form to +61 2 9287 0309. Alternatively, you may email your questions to Brambles at shareholderquestions@brambles.com.

Please note that all shareholder questions must be received by 5.00 pm (Australian Eastern Daylight Saving Time) Friday, 9 November 2007.

QUESTIONS

1. Question is for ☐ Chairman, or ☐ Auditor

   _____

   _____

   _____

2. Question is for ☐ Chairman, or ☐ Auditor

   _____

   _____

   _____

3. Question is for ☐ Chairman, or ☐ Auditor

   _____

   _____

   _____

Brambles Limited
ABN 89 118 896 021

Worthing
West Sussex, BN99 6BJ UK
Facsimile from outside UK: +44 (0) 1903 702 341
Facsimile: (0) 1903 702 341

VOTING INSTRUCTION FORM

+   +

You can also lodge your voting instruction
on-line at www.sharevote.co.uk

Reference Number   **Card ID**   **Account Number**

I/We being a CDI holder of Brambles Limited ("Brambles") hereby instruct Lloyds TSB Registrars Corporate Nominees Limited to make arrangements for an appointment of proxy to be lodged in accordance with the following voting directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Brambles to be held at 10.00am AEST on Friday, 16 November 2007, at The Grand Ballroom, Hilton Brisbane, 190 Elizabeth Street, Brisbane, QLD 4000 and at any adjournment of that meeting. I understand that the appointment of proxy will be deemed to be granted to the Chairman of the meeting and that the Chairman of the meeting intends to vote all undirected voting instructions in favour of all items of business.

To give your voting directions on any resolution please insert $\boxed{X}$ **in the appropriate box below.**

RESOLUTIONS

	For	Against	Abstain*		For	Against	Abstain*
1 To receive the Financial Report, Directors' Report and Auditors' Report	☐	☐	☐	6 To re-elect Mr J Nasser AO to the Board of Brambles	☐	☐	☐
2 To adopt the Remuneration Report	☐	☐	☐	7 To approve the grant of awards to Mr M F Ihlein under the Brambles 2006 Performance Share Plan	☐	☐	☐
3 To elect Mr D A Mezzanotte to the Board of Brambles	☐	☐	☐	8 To approve the grant of awards to Ms E Doherty under the Brambles 2006 Performance Share Plan	☐	☐	☐
4 To re-elect Mr S P Johns to the Board of Brambles	☐	☐	☐	9 To authorise on-market buy-backs of up to 10% of Brambles' issued share capital	☐	☐	☐
5 To re-elect Mr C L Mayhew to the Board of Brambles	☐	☐	☐				

* If you mark the Abstain box for a particular item your votes will not be counted in computing the required majority on a poll.

This Voting Instruction Form should be returned in the enclosed reply paid envelope.

3083 — 001 — 1

SIGNATURE OF CDI HOLDERS – THIS MUST BE COMPLETED

CDI holder 1 (Individual)

Joint CDI holder 2 (Individual)

Joint CDI holder 3 (Individual)

+ Director   Director/Company Secretary (Delete one)   +

Please refer overleaf for signing instructions. If this form is being signed under power of attorney, by signing this form I/we declare that I/we have not received any notice of revocation of appointment.

BXB VDF741

1 Your Name and Address

This is your name and address as it appears on the company's CDI register. If this information is incorrect, and

- you hold your CDIs through Lloyds TSB Registrars, you can notify them of any changes in your details by contacting them at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA; or

- you hold your CDIs directly in CREST, you can notify any changes in your details by contacting Euroclear UK & Ireland Limited, 33 Cannon Street, London EC4M 5SB.

Please note you cannot change ownership of your CDIs using this form.

2 Votes on Items of Business

You may give voting directions by placing a mark in one of the three boxes opposite each item of business. All your CDIs will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of CDIs you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, the proxy appointed for the purpose of these voting directions may vote as he or she chooses, and intends to vote in favour of all items of business. If you mark more than one box on an item your vote on that item will be invalid, unless the marks are a number or percentage of CDIs. If you attempt to vote in excess of your CDI holding on the CDI register, your vote will be invalid. Fractions of votes will be disregarded.

Where more than one joint CDI holder votes, the vote of the CDI holder whose name appears first in the company's CDI register shall be accepted to the exclusion of the others.

3 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the CDI holder must sign.

Joint Holding: where the holding is in more than one name, either CDI holder may sign.

Power of Attorney: to sign under power of attorney, you must have already lodged the power of attorney with Lloyds TSB Registrars. If you have not previously lodged this document for notation, please attach a certified photocopy of the power of attorney to this form when you return it.

Companies: this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

4 Alterations

Any alterations to this Voting Instruction Form should be initialled by the person(s) who signed it.

5 Lodging your Voting Instructions

For your voting directions to be valid, this Voting Instruction Form must be completed and received by 12.00 noon (GMT) on Friday, 9 November 2007 at:

- Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6BJ, UK; or

- at the facsimile number +44 (0) 1903 702 341.

Alternatively you can lodge your voting directions online by visiting the Lloyds TSB Registrars website at www.sharevote.co.uk, and following the instructions on the website. To use the online lodgements facility, CDI holders will need their Reference Number, Card ID and Account Number (printed on this form). Alternatively, if you have already registered for Lloyds TSB Registrars' online portfolio service, you can lodge your voting directions at www.shareview.co.uk. Click on "Company Meetings", then follow the on-screen instructions. For the voting directions to be valid, you will need to complete the online lodgement by 12.00 noon (GMT) on Friday, 9 November 2007.

6 Further Information

If you require further information on how to complete this Voting Instruction Form, please telephone Lloyds TSB Registrars on +44 (0) 121 415 7047.

Brambles Limited
ABN 89 118 896 021

The Causeway
Worthing
West Sussex, BN99 6BJ UK
Facsimile from outside UK: +44 (0) 1903 702 341
Facsimile: (0) 1903 702 341

Account Number

A better way to access your information and help the environment

> **IMPORTANT:** If you do not complete and return this form you will not be mailed the Brambles annual report in the future. Instead Brambles will notify you each year when the annual report is available on www.brambles.com.

Every year Brambles communicates information to CDI holders, including annual reports, notices of general meetings and other company announcements.

It is now possible for Brambles to make the annual report available on a website and provide printed annual reports free of charge only to those CDI holders who elect to receive them in that form, subject to certain administrative requirements.

Starting in 2008, Brambles will make the annual report available on www.brambles.com and will notify you how to access the report when it becomes available. A printed version of the annual report will only be sent to CDI holders electing to receive one by marking the relevant box below.

In addition, Brambles is offering you the opportunity to receive notification of your CDI holder communications via email. Brambles believes everyone benefits from electronic communication – CDI holders receive prompt information and have the convenience and security of electronic delivery. It is also more environmentally friendly and there are significant cost savings.

> **How to nominate your method of communication**
>
> - **Hard copy** – by completing this form and returning it to us in the reply paid envelope provided.
>
> - **Online** – by registering to receive communications electronically, using the Lloyds TSB Registrars website www.shareview.co.uk

OPTIONS – select one only

Please select one option only

☐ 1. Yes, I would like to receive **my CDI holder communications** electronically, including by email notification and internet access (this may include company announcements, online voting, annual reports and notices of general meetings). I have provided my email address below.

My email address is:

☐ 2. **Please mail me a printed version** of the annual report.

3083 — 002 - 8



Brambles

Brambles Limited
ABN 89 118 896 021

All Registrar communications to:

Lloyds TSB Registrars
The Causeway, Worthing, West Sussex BN99 6DA
Telephone: 0870 600 3970 (from the UK only)
+44 (0) 121 415 7047 (from outside the UK)
Facsimile: 01903 702 341 (from the UK only)

+44 (0) 1903 702 341 (from outside the UK)

Website: www.shareview.co.uk

QUESTIONS FROM CDI HOLDERS

The Annual General Meeting (AGM) of Brambles Limited will be held on Friday, 16 November 2007 at 10.00 am (Australian Eastern Standard Time) in Brisbane, Australia. CDI holders are invited to register questions in advance of the meeting.

This form may also be used to submit a written question to the auditor in relation to:

- The content of the auditors' report to be considered at the AGM, or
- The conduct of the audit of the financial report to be considered at the AGM.

Any significant matter brought to our attention will be addressed at the meeting, or if there is insufficient time, in a dedicated area on our website.

Please return this form in the reply paid envelope provided with your Notice of Meeting and Voting Instruction Form or fax this form to +44 (0) 1903 702 341. Alternatively you may email your questions to Brambles at shareholderquestions@brambles.com.

Please note that all CDI holder questions must be received by 5.00 pm (Greenwich Mean Time) Thursday, 8 November 2007.

QUESTIONS

1. Question is for ☐ Chairman, or ☐ Auditor

_____

_____

_____

2. Question is for ☐ Chairman, or ☐ Auditor

_____

_____

_____

3. Question is for ☐ Chairman, or ☐ Auditor

_____

_____

_____

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles



21 September 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 137,262 ordinary shares in Brambles Limited have been issued as a
consequence of the exercise of options under the various Brambles Employee Option
Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	137,262
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5 Issue price or consideration

108,968 @ $0.00 per share
1,870 @ $5.63 per share
26,424 @ $7.08 per share

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued pursuant to the terms of the various Brambles Employee Option Plans.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

21 September 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,420,214,731	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,792,016	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	

12	Is the issue renounceable or non-renounceable?	

13	Ratio in which the +securities will be offered	

14	+Class of +securities to which the offer relates	

15	+Record date to determine entitlements	

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

17	Policy for deciding entitlements in relation to fractions	

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

33	⁺Despatch date	

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34   Type of securities
     (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

      Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
     1 - 1,000
     1,001 - 5,000
     5,001 - 10,000
     10,001 - 100,000
     100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	

39	Class of +securities for which quotation is sought	

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....   Date: 21 September 2007
               (Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

21 September 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We refer to the announcement lodged with ASX today detailing the issue of 137,262
ordinary shares in Brambles Limited, the number of shares was incorrectly quoted and
should have read 56,580.

Attached is the amended Form of Application for Offical Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029188}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	56,580

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

    If the additional securities do not rank equally, please state:
   • the date from which they do
   • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
   • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

> Yes

5   Issue price or consideration

> 28,286 @ $0.00 per share
> 1,870 @ $5.63 per share
> 26,424 @ $7.08 per share

6   Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

> Issued pursuant to the terms of the various Brambles Employee Option Plans.

7   Dates of entering +securities into uncertificated holdings or despatch of certificates

> 21 September 2007

8   Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,420,134,049	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,872,698	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	

21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do +security holders sell their entitlements *in full* through a broker?	

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
     (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

            Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
     1 - 1,000
     1,001 - 5,000
     5,001 - 10,000
     10,001 - 100,000
     100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

(SLM 00029188)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....   Date: 21 September 2007
                (Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

19 September 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 171,892 ordinary shares in Brambles Limited have been issued as a
consequence of the exercise of options under the various Brambles Employee Option
Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029158}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	171,892

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00029158}

+ See chapter 19 for defined terms.

4   Do the [+]securities rank equally in all respects from the date of allotment with an existing [+]class of quoted [+]securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

> Yes

5   Issue price or consideration

> 171,892 @ $0.00 per share

6   Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

> Issued pursuant to the terms of the various Brambles Employee Option Plans.

7   Dates of entering [+]securities into uncertificated holdings or despatch of certificates

> 19 September 2007

8   Number and [+]class of all [+]securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	[+]Class
1,419,775,340	Ordinary fully paid shares

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,265,591	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which ⁺quotation is sought	

39 | Class of ⁺securities for which quotation is sought

40 | Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 | Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 | Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....   Date: 19 September 2007
                 (Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

20 September 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 302,129 ordinary shares in Brambles Limited have been issued as a
consequence of the exercise of options under the various Brambles Employee Option
Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029181}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Ordinary Fully Paid Shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

302,129

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

N/A

4   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5   Issue price or consideration

119,648 @ $0.00 per share
1,834 @ $4.74 per share
167,067 @ $5.63 per share
3,324 @ $6.09 per share
10,256 @ $8.20 per share

6   Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued pursuant to the terms of the various Brambles Employee Option Plans.

7   Dates of entering ⁺securities into uncertificated holdings or despatch of certificates

20 September 2007

8   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	⁺Class
1,420,077,469	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,933,472	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

{SLM 00029181}

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32   How do ⁺security holders dispose
      of their entitlements (except by sale
      through a broker)?

33   ⁺Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

           Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee
           incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

*Tick to indicate you are providing the information or
documents*

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the
           additional ⁺securities, and the number and percentage of additional ⁺securities held by
           those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional
           ⁺securities setting out the number of holders in the categories
           1 - 1,000
           1,001 - 5,000
           5,001 - 10,000
           10,001 - 100,000
           100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which
      ⁺quotation is sought

39   Class of ⁺securities for which
      quotation is sought

40   Do the ⁺securities rank equally in all
      respects from the date of allotment
      with an existing ⁺class of quoted
      ⁺securities?

      If the additional securities do not
      rank equally, please state:
      • the date from which they do
      • the extent to which they
        participate for the next dividend,
        (in the case of a trust,
        distribution) or interest payment
      • the extent to which they do not
        rank equally, other than in
        relation to the next dividend,
        distribution or interest payment

41   Reason for request for quotation
      now

      Example: In the case of restricted securities, end of
      restriction period

      (if issued upon conversion of
      another security, clearly identify that
      other security)

42   Number and ⁺class of all ⁺securities
      quoted on ASX (*including* the
      securities in clause 38)

Number	⁺Class

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....   Date: 20 September 2007
                  (Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==



RECEIVED

OCT 0 4 2007

186

Brambles

17 September 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 48,798 ordinary shares in Brambles Limited have been issued as a
consequence of the exercise of options under the various Brambles Employee Option
Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029145}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	⁺Class of ⁺securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	48,798

3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	N/A

4   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

> Yes

5   Issue price or consideration

> 48,798 @ $0.00 per share

6   Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

> Issued pursuant to the terms of the various Brambles Employee Option Plans.

7   Dates of entering +securities into uncertificated holdings or despatch of certificates

> 17 September 2007

8   Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,419,211,027	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,873,604	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	

21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do +security holders sell their entitlements *in full* through a broker?	

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
   (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

   Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
   1 - 1,000
   1,001 - 5,000
   5,001 - 10,000
   10,001 - 100,000
   100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 September 2007
(Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

{SLM 00029145}
+ See chapter 19 for defined terms.

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

18 September 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 392,421 ordinary shares in Brambles Limited have been issued as a
consequence of the exercise of options under the various Brambles Employee Option
Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029151}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	⁺Class of ⁺securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	392,421

3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00029151}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	392,421 @ $0.00 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 September 2007

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		1,419,603,448	Ordinary fully paid shares

Number	+Class

9   Number and +class of all
+securities not quoted on ASX
(*including* the securities in clause
2 if applicable)

Number	+Class
15,437,483	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10   Dividend policy (in the case of a
trust, distribution policy) on the
increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval
required?

12   Is the issue renounceable or non-
renounceable?

13   Ratio in which the +securities will
be offered

14   +Class of +securities to which the
offer relates

15   +Record date to determine
entitlements

16   Will holdings on different registers
(or subregisters) be aggregated for
calculating entitlements?

17   Policy for deciding entitlements in
relation to fractions

18   Names of countries in which the
entity has +security holders who
will not be sent new issue
documents

Note: Security holders must be told how their
entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of
acceptances or renunciations

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

32   How do ⁺security holders dispose of their entitlements (except by sale through a broker)?

33   ⁺Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34   Type of securities
(tick one)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38	Number of securities for which ⁺quotation is sought

38   Number of securities for which ⁺quotation is sought

39   Class of ⁺securities for which quotation is sought

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class

Quotation agreement

1       $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^+$securities should not be granted $^+$quotation.

- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^+$securities to be quoted, it has been provided at the time that we request that the $^+$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....   Date: 18 September 2007
                 (Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

13 September 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Change of Director's Interest Notice

In accordance with ASX Listing Rules 3.19A.2, we attach Change of Director's Interest Notices detailing the changes in interests in the securities of Brambles Limited for Mr M F Ihlein and Mr D A Mezzanotte Jnr.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{SLM 00028299}

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES LIMITED ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL FRANCIS IHLEIN
Date of last notice	28 MAY 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	10 SEPTEMBER 2007
No. of securities held prior to change	12,000 ordinary shares held by Mr M F Ihlein 115,000 ordinary shares held by the Ihlein Family Super Fund
Class	Fully paid ordinary shares
Number acquired	519,470
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	531,470 ordinary shares held by Mr M F Ihlein 115,000 ordinary shares held by the Ihlein Family Super Fund
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired due to the vesting and exercise of Performance Share Rights granted on 8 September 2004, vesting being based on performance to 30 June 2007.

Part 2 – Change of director's interests in contracts

+ See chapter 19 for defined terms.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES LIMITED ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID A MEZZANOTTE JNR
Date of last notice	2 JANUARY 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	31 August 2007 (awards granted on 5 September 2002) 10 September 2007 (awards granted on 8 September 2004)
No. of securities held prior to change	358,402 ordinary shares held by Mr D A Mezzanotte
Class	Fully paid ordinary shares
Number acquired	7,500 on 31 August 2007 142,434 on 10 September 2007
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	508,336 ordinary shares held by Mr D A Mezanotte
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired due to the partial vesting and exercise of Performance Share Rights granted on 5 September 2002 and the vesting and exercise of Performance Share Rights granted on 8 September 2004, vesting of both awards being based on performance to 30 June 2007.

{SLM 00029120}+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles





14 September 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 123,060 ordinary shares in Brambles Limited have been issued as a
consequence of the exercise of options under the various Brambles Employee Option
Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	123,060
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{OWB 00012195}

+ See chapter 19 for defined terms.

4   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

    If the additional securities do not rank equally, please state:
    • the date from which they do
    • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
    • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5   Issue price or consideration

123,060 @ $0.00 per share

6   Purpose of the issue
    (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued pursuant to the terms of the various Brambles Employee Option Plans.

7   Dates of entering ⁺securities into uncertificated holdings or despatch of certificates

14 September 2007

8   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	⁺Class
1,419,162,229	Ordinary fully paid shares

Number	+Class
15,973,484	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

9   Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

For personal use only

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do ⁺security holders dispose
      of their entitlements (except by sale
      through a broker)?

33   ⁺Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

       Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee
       incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

*Tick to indicate you are providing the information or
documents*

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the
           additional ⁺securities, and the number and percentage of additional ⁺securities held by
           those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional
           ⁺securities setting out the number of holders in the categories
           1 - 1,000
           1,001 - 5,000
           5,001 - 10,000
           10,001 - 100,000
           100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38	Number of securities for which $^+$quotation is sought	
39	Class of $^+$securities for which quotation is sought	
40	Do the $^+$securities rank equally in all respects from the date of allotment with an existing $^+$class of quoted $^+$securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	$^+$Class
42	Number and $^+$class of all $^+$securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement



1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted. it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before [+]quotation of the [+]securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....   Date: 14 September 2007
             (Company secretary)

Print name: Craig van der Laan de Vries

======

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



RECEIVED
OCT 0 4 2007
186

Brambles

12 September 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 2,184,879 ordinary shares in Brambles Limited have been issued as
a consequence of the exercise of options under the various Brambles Employee Option
Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{OWB 00012662}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	⁺Class of ⁺securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	2,184,879

3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	N/A

4   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

Yes

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5   Issue price or consideration

2,184,879 @ $0.00 per share

6   Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued pursuant to the terms of the various Brambles Employee Option Plans.

7   Dates of entering ⁺securities into uncertificated holdings or despatch of certificates

12 September 2007

8   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	⁺Class
1,419,039,169	Ordinary fully paid shares

Number	+Class
	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

9   Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

16,158,848

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
        (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
        1 - 1,000
        1,001 - 5,000
        5,001 - 10,000
        10,001 - 100,000
        100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38 Number of securities for which ⁺quotation is sought

39 Class of ⁺securities for which quotation is sought

40 Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....   Date: 12 September 2007
               (Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

12 September 2007

The Manager-Listings

Australian Stock Exchange Limited

Exchange Centre

20 Bridge Street

SYDNEY NSW 2000

via electronic lodgement

Dear Madam

NOTIFICATION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES

Attached is a notification of transactions by "persons discharging managerial responsibilities" and their connected persons, in the shares of Brambles Limited.   "Persons discharging managerial responsibilities" include senior executives of the issuer (ie not only Directors) who have regular access to inside information relating, directly or indirectly, to the issuer, and have power to make managerial decisions affecting the future development and business prospects of the issuer.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029044}

NNOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

CRAIG VAN DER LAAN DE VRIES

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

N/A

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

N/A

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8. State the nature of the transaction

SHARES ACQUIRED DUE TO THE VESTING AND EXERCISE OF PERFORMANCE SHARE RIGHTS GRANTED ON 8 SEPTEMBER 2004, VESTING BEING BASED ON PERFORMANCE TO 30 JUNE 2007.

9. Number of shares, debentures or financial instruments relating to shares acquired

{SLM 00029041}

102,900

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.007% OF THE TOTAL ISSUED SHARE CAPITAL OF BRAMBLES LIMITED

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

899,598 BRAMLES LIMITED SHARES REPRESENTING 0.06% OF THE TOTAL ISSUED SHARE CAPITAL OF BRAMBLES LIMITED

16. Date issuer informed of transaction

11 SEPTEMBER 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

SALLY MULLIGAN, 61 2 9256 5239

Name and signature of duly authorised officer of issuer responsible for making notification

CRAIG VAN DER LAAN DE VRIES
COMPANY SECRETARY

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

06 September 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 3,678 ordinary shares in Brambles Limited have been issued as a
consequence of the exercise of options under the various Brambles Employee Option
Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029071}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,678
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00029071}

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,678 @ $0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	06 September 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,416,740,079	Ordinary fully paid shares

{SLM 00029071}

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	18,500,376	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32   How do +security holders dispose of their entitlements (except by sale through a broker)?

33   +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
(*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	

39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....   Date: 06 September 2007
                 (Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

11 September 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 114,211 ordinary shares in Brambles Limited have been issued as a
consequence of the exercise of options under the various Brambles Employee Option
Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029098}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	114,211

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,896 @ $0.00 per share 5,988 @ $4.74 per share 82,917 @ $5.63 per share 7,590 @ $6.09 per share 12,820 @ $8.20 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 September 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,416,854,290	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	18,374,195	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20   Names of any underwriters

21   Amount of any underwriting fee or
      commission

22   Names of any brokers to the issue

23   Fee or commission payable to the
      broker to the issue

24   Amount of any handling fee
      payable to brokers who lodge
      acceptances or renunciations on
      behalf of ⁺security holders

25   If the issue is contingent on
      ⁺security holders' approval, the date
      of the meeting

26   Date entitlement and acceptance
      form and prospectus or Product
      Disclosure Statement will be sent to
      persons entitled

27   If the entity has issued options, and
      the terms entitle option holders to
      participate on exercise, the date on
      which notices will be sent to option
      holders

28   Date rights trading will begin (if
      applicable)

29   Date rights trading will end (if
      applicable)

30   How do ⁺security holders sell their
      entitlements *in full* through a
      broker?

31   How do ⁺security holders sell *part*
      of their entitlements through a
      broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which
    ⁺quotation is sought

39 Class of ⁺securities for which
    quotation is sought

40 Do the ⁺securities rank equally in all
    respects from the date of allotment
    with an existing ⁺class of quoted
    ⁺securities?

    If the additional securities do not
    rank equally, please state:
    • the date from which they do
    • the extent to which they
       participate for the next dividend,
       (in the case of a trust,
       distribution) or interest payment
    • the extent to which they do not
       rank equally, other than in
       relation to the next dividend,
       distribution or interest payment

41 Reason for request for quotation
    now

    Example: In the case of restricted securities, end of
    restriction period

    (if issued upon conversion of
    another security, clearly identify that
    other security)

42 Number and ⁺class of all ⁺securities
    quoted on ASX (*including* the
    securities in clause 38)

Number	⁺Class

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....   Date: 11 September 2007
                 (Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

ABN 67 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

12 September 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

BRAMBLES APPOINTS CHIEF FINANCIAL OFFICER

Attached is an announcement relating to the above.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{CLV 00028650}



BRAMBLES APPOINTS CHIEF FINANCIAL OFFICER

Brambles Limited announced today that Elizabeth (Liz) Doherty will join Brambles as Chief Financial Officer on 1 December 2007 and be appointed to the Board of Brambles Limited as an Executive Director with effect from the commencement of her employment.

Ms Doherty succeeds the previous Chief Financial Officer of Brambles, Mike Ihlein, who became Chief Executive Officer of Brambles on 1 July 2007.

Ms Doherty, 49, joins Brambles after six years with Tesco Plc where she has been based in London as Group International Finance Director since 2001. She previously had a long career with Unilever Plc in increasingly senior operating finance roles based in a number of locations, including Asia and Europe.

The Chief Executive Officer of Brambles, Mike Ihlein, said: "I am extremely pleased to welcome an executive of the calibre of Liz Doherty to the Brambles team as we continue our growth-focused strategy.

"Her many years experience with Tesco and Unilever, two of our significant international customers, means she brings to Brambles not only extensive, senior international finance experience, but also a deep commercial understanding of our customers and the global supply chain.

"Liz has a tremendous background that is ideally suited to Brambles, and particularly to CHEP, and she will be an excellent addition to our senior leadership team.

"Brambles is extremely well-positioned to continue its strong performance and is focused on delivering accelerated growth across many geographies. Liz will make a major contribution to Brambles as we capture these exciting growth opportunities."

Ms Doherty will be based at Brambles' Global Headquarters in Sydney, Australia.

An outline of Ms Doherty's qualifications and career history is attached to this announcement.

For further information please contact:

Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216
		+61 (0)407 436 711 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255
		+61 (0)439 470 145 (mobile)

Brambles is globally headquartered in Australia

BACKGROUND INFORMATION

Elizabeth (Liz) Doherty – Career History

2001-2007
Group International Finance Director
Tesco
UK

- Accountable for the Tesco Group's corporate finance and accounting functions, including controllership, planning and reporting, taxation (both corporate and indirect) and until end 2006, treasury. Responsible for providing support for risk, insurance and pensions.

- In addition, accountable for operational finance within the international division as well as financial systems and applications and development of finance talent.

1979-2001
Unilever Plc

1999–01   **Unilever NV** SVP Finance, Central and Eastern Europe (Netherlands)

1996–99   **Unilever Thai Holdings** Commercial (Finance) Director (Bangkok)

1995–96   **Frudesa SA** Commercial (Finance) Director (Valencia)

1993–95   **Frigo SA** Commercial (Finance) Director (Barcelona)

1991–93   **Unilever NV** Commercial Member (Sourcing), Foods Executive (Netherlands)

1988–91   **Mattessons Walls** Supply Chain Manager (UK)

1984-88   **Lipton Export** Various financial roles (UK)

1979-84   **Unilever Plc** Various internal audit roles (UK)

Additional information

- Non-executive Director of SABMiller Plc

- 1st Class Bachelor of Science Degree, University of Manchester, UK

- Fellow of the Chartered Institute of Management Accountants (FCMA)

- Fellow of the Royal Society

Ms Doherty currently resides in the UK and is married.

Brambles Limited

Brambles has its headquarters in Australia and operates in over 45 countries around the world. In the year ended 30 June 2007, Brambles' sales totalled US$3.9 billion. Its two businesses are CHEP and Recall.

CHEP is the global leader in pallet and container pooling services. It employs 7,700 people and supports more than 300,000 customer locations. CHEP issues, collects, repairs and re-issues about 285 million pallets and containers from its global network of over 450 service centres.

Recall is a global leader in the management of information throughout its life cycle, providing secure storage, retrieval and destruction of physical and digital documents. Over 4,500 Recall team members service almost 80,000 customers worldwide.

Tesco Plc

Tesco Plc is the second largest retailer in the world by market capitalisation. In addition to food, it has a significant presence in non-food as well as rapidly growing businesses in retailing services such as home delivery and personal finance. Tesco currently operates in 12 countries and employs more than 400,000 people.

In 2006/07 worldwide sales were £42.6 billion of which the International businesses accounted for £10 billion.

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

03 September 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 158,313 ordinary shares in Brambles Limited have been issued as a
consequence of the exercise of options under the various Brambles Employee Option
Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029055}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	⁺Class of ⁺securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	158,313
3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00029055}

+ See chapter 19 for defined terms.

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	8,732 @ $0.00 per share 4,216 @ $4.74 per share 133,407 @ $5.63 per share 420 @ $6.09 per share 11,538 @ $8.20 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Option Plans.

7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	03 September 2007

8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	⁺Class
		1,416,736,401	Ordinary fully paid shares

+ See chapter 19 for defined terms.

Number	+Class
18,513,120	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

9   Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do ⁺security holders dispose of their entitlements (except by sale through a broker)?

33   ⁺Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

      Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
            1 - 1,000
            1,001 - 5,000
            5,001 - 10,000
            10,001 - 100,000
            100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38	Number of securities for which ⁺quotation is sought	

38 Number of securities for which ⁺quotation is sought

39 Class of ⁺securities for which quotation is sought

40 Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....   Date: 03 September 2007
                (Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==



ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

28 September 2007

The Manager-Listings
ASX Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Sir

CONFIRMATION OF ANNUAL GRANT OF PERFORMANCE SHARE RIGHTS

Brambles' senior managers may be eligible to receive annual equity awards under the Brambles Limited 2006 Performance Share Plan ("**2006 Share Plan**"). These awards may take the form of:

- **STI Share Awards**, the size of which is normally derived from the manager's annual STI Cash Award, which in turn is based on performance against key performance indicators (KPIs) for the year just ended,

- **Enhanced STI Share Awards**, representing up to 50% of the corresponding STI Share Award, and

- **LTI Awards**, which are calculated as a percentage of the manager's salary or total fixed remuneration.

Further details of these awards and the 2006 Share Plan are set out on pages 59 to 61 of Brambles' 2007 Annual Report, which may be found on the Brambles website at www.brambles.com.

The annual grant of awards under the 2006 Share Plan is made as soon as possible after the announcement of the full year results for the previous year, with the market value of Brambles shares for the purposes of determining the number of awards being the volume weighted average price of Brambles shares during the five trading days (as defined in the Listing Rules) up to and including the Award Date.

Following the announcement of Brambles' full year results on 22 August 2007 and the determination at that time of the outcome of performance against relevant financial KPIs for 2007, the process of granting this year's annual awards under the 2006 Share Plan has now been completed. As a result, awards have been granted in the normal manner as at 29 August 2007 with respect to 2,341,164 Brambles shares, consisting of:

- STI Share Awards with respect to 1,158,740 Brambles shares,

- Enhanced STI Share Awards with respect to 285,647 Brambles shares, and

- LTI Awards with respect to 896,777 Brambles shares.

{SLM 00029258}

In accordance with the Rules of the Plan, no consideration is payable for the exercise of the Performance Share Plan awards.

Where Awards are in the form of Share Rights, such awards will lapse if participants do not exercise them in accordance with their terms on or before 29 August 2013.

Grant to Chief Executive Officer

Included within the awards outlined above are awards with respect to 169,607 Brambles shares granted to Mr M F Ihlein, Brambles' Chief Executive Officer, in accordance with shareholder approval obtained at the 2006 Extraordinary General Meetings. The awards granted to Mr Ihlein consist of:

- STI Share Awards with respect to 60,961 Brambles shares,

- Enhanced STI Share Awards with respect to 30,481 Brambles shares, and

- LTI Awards with respect to 78,165 Brambles shares.

These awards will lapse if they are not exercised in accordance with their terms on or before 29 August 2013.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com



Brambles

26 September 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 9,364 ordinary shares in Brambles Limited have been issued as a
consequence of the exercise of options under the various Brambles Employee Option
Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029235}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	$^+$Class of $^+$securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of $^+$securities issued or to be issued (if known) or maximum number which may be issued	9,364

3	Principal terms of the $^+$securities (eg, if options, exercise price and expiry date; if partly paid $^+$securities, the amount outstanding and due dates for payment; if $^+$convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00029235}

+ See chapter 19 for defined terms.

4   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5   Issue price or consideration

9,364 @ $0.00 per share

6   Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued pursuant to the terms of the various Brambles Employee Option Plans.

7   Dates of entering ⁺securities into uncertificated holdings or despatch of certificates

26 September 2007

8   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	⁺Class
1,420,169,997	Ordinary fully paid shares

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,836,750	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32   How do ⁺security holders dispose
      of their entitlements (except by sale
      through a broker)?

33   ⁺Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

           Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee
           incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

*Tick to indicate you are providing the information or
documents*

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the
           additional ⁺securities, and the number and percentage of additional ⁺securities held by
           those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional
           ⁺securities setting out the number of holders in the categories
           1 - 1,000
           1,001 - 5,000
           5,001 - 10,000
           10,001 - 100,000
           100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38	Number of securities for which ⁺quotation is sought	

38   Number of securities for which ⁺quotation is sought

39   Class of ⁺securities for which quotation is sought

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	⁺Class

42   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

{SLM 00029235}

+ See chapter 19 for defined terms.

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....   Date: 26 September 2007
                        (Company secretary)

Print name: Craig van der Laan de Vries



Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

25 September 2007

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS & AWARDS

We wish to advise that 26,584 ordinary shares in Brambles Limited have been issued as a
consequence of the exercise of options under the various Brambles Employee Option
Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

C A van der Laan de Vries
Company Secretary

{SLM 00029227}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	26,584

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

{SLM 00029227}

+ See chapter 19 for defined terms.

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5 Issue price or consideration

26,584 @ $0.00 per share

6 Purpose of the issue
   (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued pursuant to the terms of the various Brambles Employee Option Plans.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

25 September 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,420,160,633	Ordinary fully paid shares

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	14,846,114	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or
      commission

22   Names of any brokers to the issue

23   Fee or commission payable to the
      broker to the issue

24   Amount of any handling fee
      payable to brokers who lodge
      acceptances or renunciations on
      behalf of ⁺security holders

25   If the issue is contingent on
      ⁺security holders' approval, the date
      of the meeting

26   Date entitlement and acceptance
      form and prospectus or Product
      Disclosure Statement will be sent to
      persons entitled

27   If the entity has issued options, and
      the terms entitle option holders to
      participate on exercise, the date on
      which notices will be sent to option
      holders

28   Date rights trading will begin (if
      applicable)

29   Date rights trading will end (if
      applicable)

30   How do ⁺security holders sell their
      entitlements *in full* through a
      broker?

31   How do ⁺security holders sell *part*
      of their entitlements through a
      broker and accept for the balance?

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
       (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
              1 - 1,000
              1,001 - 5,000
              5,001 - 10,000
              10,001 - 100,000
              100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which
      +quotation is sought

39   Class of +securities for which
      quotation is sought

40   Do the +securities rank equally in all
      respects from the date of allotment
      with an existing +class of quoted
      +securities?

      If the additional securities do not
      rank equally, please state:
      • the date from which they do
      • the extent to which they
         participate for the next dividend,
         (in the case of a trust,
         distribution) or interest payment
      • the extent to which they do not
         rank equally, other than in
         relation to the next dividend,
         distribution or interest payment

41   Reason for request for quotation
      now

      Example: In the case of restricted securities, end of
      restriction period

      (if issued upon conversion of
      another security, clearly identify that
      other security)

42   Number and +class of all +securities
      quoted on ASX (*including* the
      securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....   Date: 25 September 2007
                (Company secretary)

Print name: Craig van der Laan de Vries

== == == == ==

ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

21 September 2007

The Manager - Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

REMUNERATION ARRANGEMENTS FOR NEW CHIEF FINANCIAL OFFICER

Further to our announcement on 12 September 2007 of the appointment of Elizabeth (Liz) Doherty as Brambles' new Chief Financial Officer, we attach a summary of Ms Doherty's remuneration arrangements and key contractual terms.

Yours faithfully
Brambles Limited

Craig van der Laan de Vries
Company Secretary

{CLV 00029174}

ELIZABETH (LIZ) DOHERTY
SUMMARY OF REMUNERATION DETAILS AND KEY CONTRACTUAL TERMS

1.   **Remuneration details**

   (a)   **Annual**

   Total Fixed Remuneration (TFR) comprising salary and all benefits other than incentive plans – A$1.2 million.

   Participation in Brambles' long and short term incentive plans.

   Ms Doherty will have no entitlement to additional remuneration or fees for holding any directorship with Brambles or any other group company.

   (b)   **Short term incentive (STI) plan**

   If performance targets are achieved, short term incentive opportunity would be 45% of TFR at target and 67% of TFR at maximum, based on performance for the financial year against specific, pre-determined key performance indicators, and payable in cash and/or awards of share rights.

   Short term incentive awards will be pro-rated to the actual period of employment in the current financial year.

   (c)   **Long term incentive (LTI) plan**

   Enhanced STI award of share rights, the Brambles shares subject to which will have a market value calculated as at the date of grant equal to 22.5% of TFR at target and 33.5% at maximum.

   LTI award of share rights, the Brambles shares subject to which will have a market value calculated as at the date of grant equal to 67% of TFR.

   The share rights generally will only vest if Ms Doherty remains employed for a period of three years after the date of grant and subject to the achievement of specific, pre-determined performance hurdles set by the Board from time to time, currently based on Brambles TSR performance against a peer group of companies.

   Awards under the long term incentive plan will be pro-rated to the actual period of employment in the current financial year.

   Any share rights are subject to shareholder approval where Ms Doherty is a Director of Brambles.

   (d)   **One-off arrangements**

   The following sign-on arrangements apply:

   - Cash payment of up to A$525,000, 50% payable on commencement and 50% on the earlier of the first anniversary of commencement or termination of employment.

   - Subject to shareholder approval to be sought at the 2007 Annual General meeting, an STI award of share rights with the number of shares subject to the award being up to A$975,000 divided by the volume weighted average price of Brambles shares for the 30 day period prior to the commencement date. The share rights will not be subject to performance hurdles and will vest

on and from the third anniversary of the grant date or on such earlier date in accordance with the Brambles incentive plan.

2. Contractual terms

Key aspects of Ms Doherty's contractual terms include the following:

- The service contract may be terminated by Brambles without cause on giving 12 months' notice and by Ms Doherty without cause on giving 6 months' notice.

- Other than for cause or in the event of non-performance, Ms Doherty will be entitled to a payment on termination equal to her annual TFR plus any accrued leave or other entitlements.

- Ms Doherty would be required to mitigate loss on termination, meaning any termination payment made by Brambles would be reduced by the amount of any benefits to be received by Ms Doherty under any new employment.

